Exhibit 99.1
Futu Holdings Limited Supplemental and Updated Disclosures
Futu Holdings Limited (the “Company,” “we” or “FUTU”) has published a listing document (the “Listing Document”) in connection with a proposed dual primary listing (the “Listing”, and the date of such Listing, which is excepted to be on or about December 30, 2022), the “Listing Date”) of its Class A ordinary shares, par value US$0.00001 per share (the “Class A Ordinary Shares”) on the Main Board of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction.
The Listing Document contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time (the “Listing Rules”), updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F and other disclosures in documents or reports filed with or furnished to the United States Securities and Exchange Commission. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Listing Document.
Unless otherwise stated, the conversions between U.S. dollars and Hong Kong dollars were made at the rate of HK$7.7756 to US$1.00, the exchange rate on December 15, 2022 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve Board. All translations of financial data as of and for the six months ended June 30, 2022 between U.S. dollars and Hong Kong dollars were made at the rate of HK$7.8472 to US$1.00, the exchange rate on June 30, 2022 in the H.10 statistical release of The Board of Governors of the Federal Reserve Board. All translations of financial data as of and for the nine months ended September 30, 2022 between U.S. dollars and Hong Kong dollars were made at the rate of HK$7.8498 to US$1.00, the exchange rate on September 30, 2022 in the H.10 statistical release of The Board of Governors of the Federal Reserve Board.
There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains statements that constitute forward-looking statements. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.
These forward-looking statements include, but are not limited to, statements about our goals and growth strategies, our future business development, results of operations and financial condition, relevant government policies and regulations relating to our business and industry, general economic and business conditions in China, and assumptions underlying or related to any of the foregoing.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our operations and business prospects; our ability to maintain relationship with, and the actions and developments affecting, our customers and suppliers; future developments, trends and conditions in the industries and markets in which we operate; general economic, political and business conditions in the markets in which we operate; changes to the regulatory environment in the industries and markets in which we operate; the ability of third parties to perform in accordance with contractual terms and specifications; and assumptions underlying or related to any of the foregoing.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and with the understanding that our actual future results may be materially different from what we expect.

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RECENT DEVELOPMENTS

The following section sets forth certain recent developments that have been updated and/or supplemented in the Listing Documents.
RECENT DEVELOPMENT
The table below summarizes our results of operations for the periods indicated:
	For the Nine months ended September 30,
	2021	2022
	HK$	HK$	US$
	(in thousands)
Total revenues	5,512,511	5,333,308	679,420
Total costs	(989,211)	(653,962)	(83,309)
Total gross profit	4,523,300	4,679,346	596,111
Total operating expenses	(1,900,940)	(2,231,107)	(284,225)
Income before income tax expenses and share of loss from equity method investment	2,612,669	2,229,064	283,965
Net income	2,311,401	1,968,168	250,729
Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021
Revenues
Our revenues decreased by 3.3% from HK$5,512.5 million in the nine months ended September 30, 2021 to HK$5,333.3 million (US$679.4 million) in the nine months ended September 30, 2022.
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Brokerage commission and handling charge income.   Our brokerage commission and handling charge income decreased by 3.2% from HK$3,056.1 million in the nine months ended September 30, 2021 to HK$2,959.1 million (US$377.0 million) in the nine months ended September 30, 2022. The decrease was primarily due to a decline in trading volume from the high base during the same period in 2021 when market peaked, which was partially offset by an increase in the blended commission rate as applied based on trading volume from 6.2 basis points to 7.9 basis points.

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Interest income.   Interest income increased by 9.3% from HK$1,900.6 million in the nine months ended September 30, 2021 to HK$2,076.5 million (US$264.6 million) in the nine months ended September 30, 2022. The increase was mainly driven by higher interest income from bank deposits amid rate hikes despite lower margin financing income and IPO financing interest income.

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Other income.   Our other income decreased by 46.4% from HK$555.8 million in the nine months ended September 30, 2021 to HK$297.8 million (US$37.9 million) in the nine months ended September 30, 2022. The decrease was primarily due to lower IPO financing service charge income and underwriting fee income.

Costs
Our total costs decreased by 33.9% from HK$989.2 million in the nine months ended September 30, 2021 to HK$654.0 million (US$83.3 million) in the nine months ended September 30, 2022.
Operating expenses
Our total operating expenses increased by 17.4% from HK$1,900.9 million in the nine months ended September 30, 2021 to HK$2,231.1 million (US$284.2 million) in the nine months ended September 30, 2022. The increase was mainly driven by an increase in employee compensation and benefits from HK$785.2 million to HK$ 1,497.8 million, which was primarily due to (i) an increase in headcount for across various functions, and (ii) an increase in the number of RSUs granted to our employees under the 2019 Share Incentive Plan in 2022.
Net income and net income margin
As a result of the foregoing, we recorded net income of HK$1,968.2 million (US$250.7 million) and net income margin at 36.9% in the nine months ended September 30, 2022, compared to HK$2,311.4 million and net income margin at 41.9% in the nine months ended September 30, 2021.
See “Financial Information — Recent Development — Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021.”
SUMMARY OF THIRD QUARTER 2022 HIGHLIGHTS
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Total revenues increased 12.4% year-over-year to HK$1,945.6 million (US$247.9 million).

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Total gross profit increased 18.0% year-over-year to HK$1,727.5 million (US$220.1 million).

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Net income increased 22.7% year-over-year to HK$754.6 million (US$96.1 million).

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Total number of paying clients increased 23.8% year-over-year to 1,444,955 as of September 30, 2022.

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Total number of users increased 15.6% year-over-year to 19.2 million as of September 30, 2022.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2021 Form 20-F as well as additional risk factors relating to the Listing.
RISKS RELATED TO OUR BUSINESS AND INDUSTRY
Our historical growth rates may not be indicative of our future growth, which makes it difficult to evaluate our future prospects.
We launched our online brokerage business in 2012 and experienced rapid growth in both our businesses since our inception. Our total revenues increased by 211.9% from HK$1,061.6 million in 2019 to HK$3,310.8 million in 2020, and further by 114.9% to HK$7,115.3 million in 2021 and decreased by 10.4% from HK$3,781.5 million for the six months ended June 30, 2021 to HK$3,387.7 million (US$431.7 million) for the same period in 2022. Our historical growth rates may not be indicative of our future growth, and we cannot assure you that we will be able to maintain similar growth rates in the future or our efforts may prove more costly than we currently anticipate such that we may not succeed in increasing our revenues sufficiently to offset these higher expenses. If our growth rate declines or fluctuates, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our Class A Ordinary Shares or American depository shares, each of which represents eight of our Class A Ordinary Shares (the “ADSs”) could decline. In addition, we have limited experience in new services and products launched in the past few years. As our business develops and we respond to competition, we may continue to introduce new service offerings, adjust our existing services or our business operation in general. Any significant change to our business model that does not achieve expected results may have a material and adverse impact on our financial condition and results of operation. It is therefore difficult to effectively assess our future prospects.
We may not be able to manage our expansion effectively. Continuous expansion may increase the complexity of our business and place a strain on our management, operations, technical systems, financial resources and internal control functions. Our current and planned personnel, systems, resources and controls may not be adequate to support and effectively manage our future operations.
You should consider our business and prospects in light of the risks and uncertainties that fast-growing companies in a quickly-evolving and extensively regulated industry may encounter. These risks and challenges include, among other things, our ability to:
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sustain high growth in the future;

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navigate a complex and evolving regulatory environment as well as economic condition and fluctuation;

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offer personalized and competitive online brokerage, wealth management product distribution and other financial services;

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increase the utilization of our services by existing and new users and clients;

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offer attractive commission rates while driving the growth and profitability of our business;

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maintain and enhance our relationships with business partners, including funding partners for our margin financing business and fund companies for our wealth management product distribution business;

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enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our systems;

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improve our operational efficiency;

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attract, retain and motivate talented employees to support our business growth; and

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defend ourselves against legal and regulatory actions.

Our entrepreneurial and collaborative culture is important to us, and we believe it has been a major contributor to our success. We may have difficulties maintaining such culture to meet the needs of our future and evolving operations as we continue to grow, in particular as we expand internationally. In addition, our ability to maintain our culture as a public company, with changes in policies, practices, corporate governance and management requirements, may be challenging. Failure to maintain our culture could have a material adverse effect on our business.
We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries and investigation by relevant regulators.
We are subject to extensive regulations and the markets in which we operate including Hong Kong, Singapore, the United States and Australia, are highly regulated. However, the online brokerage service industry (including, for example, the use of cloud-based operating, computing and record keeping technology as well as biometric identification technology) is at a relatively early stage of development, and applicable laws, regulations and other requirements may be changed and adopted from time to time. We may be subject to examinations and inquiries by the relevant regulators on a regular or ad-hoc basis. Our business operations in Hong Kong are subject to applicable Hong Kong laws, regulations, guidelines, circulars, and other regulatory guidance, or collectively the HK Brokerage Regulations, including, for example, the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time (the “SFO” or “Securities and Futures Ordinance”) and its subsidiary legislation. These HK Brokerage Regulations set out the licensing requirements, regulate our operational activities and standards, and impose requirements such as maintaining minimum liquidity or capital along with other filing, record keeping and reporting obligations relevant to our business operations. See “Regulatory Overview — Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong” herein and “Item 4. Information on the Company — B. Business Overview — Regulation — Overview of the Laws and Regulations Relating to Our Business and Operations in Hong Kong” in our 2021 Form 20-F. In addition, our operations in the United States are subject to applicable United States laws, rules and regulatory guidance, or collectively the US Brokerage Regulations, including, for example, the U.S. Securities and Exchange Act of 1934 (the “Exchange Act”), rules and guidance adopted under the Exchange Act by the SEC and rules and guidance adopted by the Financial Industry Regulatory Authority (the “FINRA”). Also, our operations in Singapore are subject to applicable Singapore laws and regulatory requirements, or collectively the Singapore Brokerage Regulations, including the Securities and Futures Act 2001 of Singapore (2020 Revised Edition) (the “Securities and Futures Act”), and its subsidiary legislation such as the Securities and Futures (Licensing and Conduct of Business) Regulations. In Singapore, we hold a Capital Markets Services Licence issued by the Monetary Authority of Singapore (the “MAS”), and we are required to abide by relevant regulatory notices and guidelines issued by the MAS. See “Item 4. Information on the Company — B. Business Overview — Regulation — Overview of the Laws and Regulations Relating to Our Business and Operations in the United States” and “Item 4. Information on the Company — B. Business Overview —  Regulation — Overview of the Laws and Regulations Relating to Our Business and Operations in Singapore” in our 2021 Form 20-F and “Regulatory Overview — Overview of the Laws and Regulations Relating to Our Business and Operations in Singapore”. Futu Securities (Australia) Ltd., our wholly-owned subsidiary incorporated in Australia (“Futu Australia”), which holds an Australian Financial Services License, is regulated by the Australian Securities and Investments Commission. Failure to comply with applicable laws and regulations in markets we operate can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights. Any outcome of such nature may affect our ability to conduct business, harm our reputation and, consequently, materially and adversely affect our business, financial condition, results of operations and prospects.
From time to time, Futu Securities International (Hong Kong) Limited, our wholly-owned subsidiary incorporated in Hong Kong (“Futu International Hong Kong”), as an SFC-licensed corporation may be subject to or required to assist in inquiries or investigations by relevant regulatory authorities in Hong Kong, principally the Securities and Futures Commission of Hong Kong (the “SFC”). The SFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We are subject to such regulatory examination, reviews and inquiries from time to time. If any misconduct is identified as a result of inquiries, reviews or investigations, the SFC may take disciplinary actions which could lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers, licensed representatives, directors or other officers. Any such disciplinary actions taken against us, our responsible officers, licensed representatives, directors or other officers may have a material and adverse impact on our business operations and financial results. In addition, we are subject to statutory secrecy obligations under the SFO whereby we may not be permitted to disclose details on any SFC inquiries, reviews or investigations without the consent of the SFC. Moomoo Financial Inc. and Futu Clearing Inc., as SEC-registered broker-dealers, have been subject to examinations and enquiries initiated by the SEC and FINRA from time to time. They may also be subject to similar examinations, investigations, enquiries or other regulatory actions by such and other regulatory authorities in the future. Moomoo Financial Singapore Pte. Ltd., our wholly-owned subsidiary incorporated in Singapore (“Moomoo Financial Singapore”), as a Capital Markets Services Licensee in Singapore, may be subject to similar examinations and regulatory actions initiated by the MAS or other relevant regulatory authorities in Singapore. Futu Australia, which holds an Australian Financial Services License, is regulated by the Australian Securities and Investments Commission.
While we do not believe we are conducting securities business in China, we cannot rule out the possibility that we will be subject to the supervision of the China Securities Regulatory Commission (the “CSRC”) or other government authorities of the People’s Republic of China (the “PRC”) in the future.
Pursuant to Articles 118 and 120 of the Securities Law of the PRC, “securities business” includes securities brokerage business, securities investment, securities margin trading, investment consulting business and other businesses approved by the securities regulatory authorities under the State Council. Shenzhen Futu Network Technology Co., Ltd. (“Shenzhen Futu”), one of the Consolidated Affiliated Entities (defined below) in Mainland China, having the link embedded in Futubull platform to redirect users to the brokerage services provided by Futu International Hong Kong, the Company’s wholly-owned subsidiary in Hong Kong and a licensed corporation under the SFO. As advised by Han Kun Law Offices and CM Law Firm (collectively, the “PRC Legal Advisors”), such services provided by Shenzhen Futu in Mainland China do not fall within the definition of “securities business” under the Securities Law as of the date of this document.
As advised by our PRC Legal Advisors, Futu International Hong Kong is regarded as an “overseas securities business entity” under Article 95 of the Regulations on Supervision and Administration of Securities Firms. The operation of Futubull platform by Shenzhen Futu and the provision of securities services by Futu International Hong Kong do not constitute the provision of securities business in Mainland China. the securities brokerage business of our Group (defined below) is conducted outside Mainland China through its entities and employees licensed with the relevant regulators, such as the SFC in Hong Kong, and not through its operating subsidiaries in Mainland China. Therefore, our PRC legal advisors are of the view that the operation of Futubull platform by Shenzhen Futu and the provision of securities services by Futu International Hong Kong do not violate the Securities Law, the Regulations on Supervision and Administration of Securities Firms and the Administrative Measures on Representative Offices of Foreign Securities Institutions Stationed in China as of the date of this document. See “Regulatory Overview — Overview of the Laws and Regulations Relating to Our Presence in China — Draft Measures on Securities Brokerage Business.” However, our PRC Legal Advisors also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations over the definition of “securities business”, Securities Law of the PRC and the Regulations on Supervision and Administration of Securities Firms. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion of our PRC Legal Advisors. In addition, there is no clear indication as to whether any new PRC laws and regulations will be enacted to impose any licensing requirements on us.
During the track record period (the three years ended December 31, 2021 and the six months ended June 30, 2022, the “Track Record Period”) and as of December 15, 2022 (the “Latest Practicable Date”), we had not been subject to any other administrative penalty or investigation by CSRC or other relevant authorities in the PRC concerning our regulatory compliance with the Securities Law of the PRC that could, individually or in the aggregate, have a material adverse effect on the Group’s business operations, financial results and financial position.
As of the Latest Practicable Date, Futu International Hong Kong was involved in certain ongoing inquiries initiated by the SFC concerning matters including, among others, client onboarding processes, risk management, client assets, cybersecurity, anti-money laundering, counter-financing terrorism and operation of mobile application. In addition, Futu International Hong Kong was involved in an ongoing investigation concerning matters, including, among others, online account opening procedures and product due diligence. We are unable to accurately predict the outcome of such inquiries and investigation given their ongoing nature. See “Business — Legal Proceedings and Compliance — Ongoing Regulatory Actions.” We have been and may continue to be subject to inquiries or investigations by the SFC. There remains a risk that at the conclusion of the inquiries and the investigation, the SFC may identify misconduct, deficiency or material non-compliance, undertake investigation and take regulatory actions, which may include, among other things, reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of Futu International Hong Kong’s licenses and trading rights. There also remains a risk that we may not be able to rectify our practices to be in compliance with relevant HK Brokerage Regulations following the identification of any such misconduct, deficiency or material non-compliance, which may result in the SFC taking additional regulatory actions against us in the forms described above. If any such outcome were to arise, there may be a material and adverse effect on our reputation, business, results of operations, financial conditions and prospects.
Our online client onboarding procedures historically did not strictly follow the specified steps set out by the relevant authorities in Hong Kong, which may subject us to regulatory actions in addition to remediation, which may include, reprimands, fines, limitations or prohibitions on our future business activities and/or suspension or revocation of Futu International Hong Kong’s licenses and trading rights, and consequently may adversely affect our business, financial condition, operations, brand reputation and prospects.
As online brokerage services in Hong Kong and, in particular, the technologies and practices involved in online account opening services are at relatively early stages of development, applicable laws, regulations, guidelines, circulars and other regulatory guidance with regard to online client onboarding procedures remain evolving and are subject to further changes. For the online application procedures followed by certain clients outside Hong Kong to open Hong Kong or U.S. trading accounts with us, see “Business — Retail Services — Account Opening and Fund Transfer — Account Opening.” The SFC’s current position on the expressly specified non-face-to-face approaches for account opening, including online account opening, in light of the SFC regulatory requirements is summarized in paragraph 5.1 of the SFC Code of Conduct, SFC circulars dated June 28, 2019, the relevant frequently asked questions (FAQs) and the SFC’s website regarding account opening approaches that the SFC would consider to be acceptable as updated by the SFC from time to time (together, the “SFC Circulars”). There are various methods set out under the SFC Circulars for online account opening, one of which is to use e-certification services provided by certification authorities outside Hong Kong whose electronic signature certificates have obtained mutual recognition status accepted by the Hong Kong government and the relevant local government when onboarding clients. During the Track Record Period, our online client onboarding procedures for certain clients outside Hong Kong did not strictly follow the specified methods set out in the SFC Circulars, and we tested new e-certification procedures through mutually recognized certification authorities as part of our online onboarding process. Since September 2021, we have implemented new e-certification procedures through a mutually recognized certification authority as the online client onboarding procedures for our new clients and existing clients (who had not gone through such procedures or other specified methods set out in the SFC Circulars). We have not been subject to any disciplinary action in relation to our online client onboarding procedures. However, we have been and may continue to be subject to inquiries, investigations or disciplinary action by the SFC regarding our current and historical client onboarding procedures. See “Risk Factors — Risks Related to Our Business and Industry — We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries and investigation by relevant regulators.” There is no assurance that we will be able to achieve full implementation in a timely manner, or at all, with respect to the adoption of e-certification procedures or remediate our account opening or other procedures for all relevant existing clients retroactively or to make further adjustments to our online client onboarding processes as may be required by the SFC. We may need to take extensive time and incur additional costs and our customer experience may be adversely impacted. As a result, such remediation or adjustments may have a material adverse impact on our operations, business prospects, user experience and client acquisition and retention. If our online client onboarding procedures are determined by the SFC to be, or have been, not in compliance with the applicable laws, regulations, guidelines, circulars and other regulatory guidance, we may be subject to regulatory actions, which may include, in addition to remediation, reprimands, fines, limitations or prohibitions on our future business activities and/or suspension or revocation of Futu International Hong Kong’s licenses and trading rights.
We do not hold any license or permit for providing securities brokerage business in Mainland China. Although we do not believe we engage in securities brokerage business in Mainland China, there remain uncertainties as to the interpretation and implementation of relevant PRC laws and regulations or if any new PRC laws and regulations will be enacted to impose licensing requirements on us with respect to our activities in Mainland China and/or our provision of services to our PRC-based clients. If some of our activities in Mainland China were deemed by relevant regulators as provision of securities business such as securities brokerage services, investment consulting services, futures business and/or any other regulated services and business activities in Mainland China, our business, financial condition, results of operations and prospects may be materially and adversely affected.
Pursuant to the relevant PRC laws and regulations, no entity or individual shall engage in securities business without the approval of the securities regulatory authority of the State Council. See “Regulatory Overview — Overview of the Laws and Regulations Relating to Our Presence in China — Regulations on Securities Business.” We do not hold any license or permit in relation to providing securities brokerage business in Mainland China. A significant portion of our technology, research and development, management, supporting and other teams are based in China and a large number of our users are PRC residents. While we do not believe the activities we are conducting now through our subsidiaries or entities that we control wholly or partly through the contractual arrangements, namely the VIEs and their subsidiaries, details of which are set out in the sections headed “History and Corporate Structure” and “Contractual Arrangements” (the “Consolidated Affiliated Entities”, together with the Company and its Subsidiaries, the “Group”) in China is securities brokerage business in China, we cannot assure you that certain of our activities such as redirecting users in China through embedded link to brokers or other licensed entities outside of China will not be deemed as operating securities brokerage business in China. In the past, we received inquiries or scrutiny relating to certain aspects of our activities, including publicity activities and investor education services, from certain regulatory authorities in China. We timely took measures to modify and enhance our business and platform to be in compliance with the current applicable PRC laws and regulations related to securities brokerage business in China. However, we cannot assure you that the measures we have taken or will take in the future will be effective or fully satisfy the relevant regulatory authorities’ requirements.
Based on the opinion of our PRC Legal Advisors, we are not in violation of the current applicable PRC laws and regulations related to securities brokerage business in China in any material respect. However, there remain some uncertainties as to how the current and any future PRC laws and regulations will be interpreted or enforced in the context of operating securities related business in China. See “Regulatory Overview — Overview of the Laws and Regulations Relating to Our Presence in China — Regulations on Securities Business.” It also remains uncertain if PRC regulators will enact new laws and regulations to impose licensing requirements on us with respect to our activities in Mainland China and/or our provision of services to our PRC-based clients. If some of our activities in China or our provision of services to our client base in China were deemed by relevant regulators as provision of securities business such as securities brokerage services, investment consulting services, futures business and/or any other regulated services and business activities in China or any new PRC laws and regulations are enacted to impose license requirements on us with respect to our activities in China and/or our provision of services to our client base in China, we will be required to obtain relevant licenses or permits from relevant regulatory bodies, including the CSRC, and failure of obtaining such licenses or permits may subject us to regulatory actions and penalties, including fines, suspension of parts or all of our operations or activities in the PRC, and temporary suspension or removal of our websites, desktop devices and mobile application in China. Solely based on the citizenship provided by the individual clients at the time of account opening or further updated subsequently, approximately 68%, 31% and 1% of our individual paying clients as of December 31, 2019, 55%, 44% and 1% of our individual paying clients as of December 31, 2020, 38%, 39% and 23% of our individual paying clients as of December 31, 2021 and 35%, 39% and 26% of our individual paying clients as of June 30, 2022 were related to Mainland China, Hong Kong and other markets, respectively. Solely based on the citizenship provided by the individual clients at the time of account opening or further updated subsequently, regardless of their residency, and the location where services were originated or conducted for corporate counterparties, our revenue related to Mainland China, Hong Kong and other markets accounted for approximately 69%, 30% and 1% of our total revenue in 2019, 60%, 39% and 1% of our total revenue in 2020, 52%, 46% and 2% of our total revenue in 2021, and 44%, 48% and 8% of our total revenue for the six months ended June 30, 2022, respectively. The revenue breakdown is not derived from our management accounts and is solely based on the relevant business data and our management estimate. Our Group does not distinguish between markets or segments for the purpose of internal reporting and has only one reportable segment in its consolidated financial statements. If we were to become subject to any of the above-mentioned regulatory actions and penalties or we would not be able to obtain the license or permit which may be imposed by any new PRC laws or regulations in a timely manner or at all, our client base in China and revenue attributable to such clients could be materially and adversely affected, resulting in a material adverse change to our business, financial condition, results of operations and prospects. In addition, while we have internal policies in place regulating relevant activities of our employees and their dealings with our business partners, if our employees or business partners engage in certain activities that relevant authorities would require permits or licenses for, we may be subject to regulatory enquiries or penalties and negative publicity.
We face significant competition in the online brokerage and wealth management industries, and if we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected.
The market for online brokerage and wealth management product distribution services is relatively new, rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. We face competition from traditional retail brokerage firms and financial service providers in Hong Kong and worldwide, as we currently have operations in Singapore, the United States and Australia and may expand into other markets. In order to satisfy the demands of their clients for hands-on electronic trading facilities, universal access to markets, smart routing, better trading tools, lower commissions and financing rates, we have embarked on building such facilities and service enhancements.
In addition, the online brokerage and wealth management industries exhibit massive opportunities which may attract major internet companies to enter the market by adopting a similar business model, which may significantly affect our market share and sales volume. Further, major international brokerage companies that have large retail online brokerage businesses as well as online brokerage units of commercial banks may also take advantage of their established resources and satisfy applicable regulatory requirements through acquisitions and organic development.
We expect competition to increase in the future as current competitors diversify and improve their offerings and as new participants enter the market. We cannot assure you that we will be able to compete effectively or efficiently with current or future competitors. They may be acquired by, receive investment from or enter into strategic relationships with, established and well-financed companies or investors, which would help enhance their competitiveness. Furthermore, the current competitors and new entrants in the online brokerage and wealth management industries may also seek to develop new service offerings, technologies or capabilities that could render some of the services that we offer obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than we do. The occurrence of any of these circumstances may hinder our growth and reduce our market share, and thus our business, results of operations, financial condition and prospects would be materially and adversely affected.
If we are unable to retain existing clients or attract new clients to increase their trading volume, or if we fail to offer services to address the needs of our clients as they evolve, our business and results of operations may be materially and adversely affected.
We derive a significant portion of our revenues from our online brokerage services provided to our clients. To maintain the high growth momentum of our platform, we depend on retaining current clients and attracting more new clients. If there is insufficient demand for our online brokerage and margin financing services, we might not be able to maintain and increase our trading volume and revenues as we expect, and our business and results of operations may be adversely affected.
Our success depends largely on our ability to retain existing clients. Our clients may not continue to place trading orders or increase the level of their trading activities through our platform if we cannot match the prices offered by other market players or if we fail to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices with satisfactory experience will cause our clients to lose confidence in us and use our platform less frequently or even stop using our platform altogether, which in turn will materially and adversely affect our business. Even if we are able to provide high-quality and satisfactory services through our platform in a timely manner and at favorable price terms, we cannot assure you that we will be able to retain existing clients due to reasons out of our control, such as our clients’ personal financial reasons or the deterioration of the capital markets condition.
If we are unable to maintain or increase our client retention rates or generate new clients in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred HK$164.7 million, HK$385.3 million and HK$1,392.1 million and HK$507.2 million (US$64.6 million) in selling and marketing expenses, representing 15.5%, 11.6%, 19.6% and 15.0% of our total revenues in 2019, 2020, 2021 and the six months ended June 30, 2022, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue to do so, these efforts may not be cost-effective to attract new clients. We cannot assure you that we will be able to maintain or grow our client base in a cost-effective way. We must stay abreast of the needs and preferences of our clients to serve their evolving trading needs as their investment demands change. If we fail to retain our existing clients by offering services that cater to their evolving investment and trading needs, we may not be able to maintain and continue to grow the trading volume facilitated by our platform, and our business and results of operations may be adversely affected. In addition, if we are unable to maintain, enhance or develop the methods we use to retain clients, the costs of client retention will significantly increase, and our ability to retain clients may be harmed.
Similar to other brokerage and financial services providers, we cannot guarantee the profitability of the investments made by clients through our platform. The profitability of our clients’ investments is directly affected by elements beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. While we do not provide securities investment consulting services to our users and clients, we provide a social community to facilitate the provision of financial and market information. Although these materials and commentaries contain prominent disclaimers, our clients may seek to hold us responsible when they use such information to make trading decisions and suffer financial loss on their trades, or if their trades are not as profitable as they have expected. Furthermore, it is possible that some clients could solely rely on certain predictive statements made by other clients on our platform, ignoring our alert warnings that clients should make their own investment judgment and should not predict future performance based on historical records. As a result, the financial loss of our clients may affect our performance in terms of transaction volumes and revenues as clients decide to abort trading. In addition, some clients who have suffered substantial losses through our platform may blame our platform, seek to recover their damages from us or bring lawsuits against us.
Tensions in international economic relations, in particular those between the U.S. and China, may have an adverse effect on our business, financial condition and results of operation.
There have been rising tensions in international economic relations in recent periods, including those between the United States and China. For example, in 2018 and 2019, the United States imposed import tariffs on specified products imported from China, and China has responded by imposing retaliatory tariffs on goods exported from the United States. In August 2020, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by former U.S. President Donald J. Trump prohibiting certain transactions with ByteDance Ltd. and WeChat-related transactions with Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code: 700) (“Tencent”, together with its Tencent and its subsidiaries and consolidated affiliated entities, from time to time, “Tencent Group”) and the respective subsidiaries of such companies. Although the above-mentioned executive orders had been subsequently withdrawn by the Biden Administration, rising trade, political and regulatory tension between the United States and China could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.
On August 6, 2020, the former President of the United States issued an executive order prohibiting “any transactions that is related to WeChat by any person or with respect to any property, subject to the jurisdiction of the United States with Tencent., Shenzhen, China, or any subsidiary of that entity, as identified by the Secretary of Commerce under section 1(c) of this order.” The ban was subsequently lifted by the Biden Administration. As of the Latest Practicable Date, entities directly or beneficially owned by Tencent owned approximately 22.2% of the total issued share capital of the Company and approximately 35.0% of the voting power of the total issued and outstanding share capital of the Company, and we have certain business collaborations with Tencent. We also have business operations and hold relevant licenses in the United States, which had limited revenue contribution during the Track Record Period. Although we are of the view that there had been no material impact of the tensions between the U.S. and China on our business operations and financial performance during the Track Record Period and as of the Latest Practicable Date, we cannot assure you that there will not be rules or further executive orders prohibiting our business collaborations with Tencent. Upon the occurrence of such events, our business will be adversely impacted. In addition, any current and future actions or escalations by either the United States or China may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take. See also “Risk Factors — Risks Related to Our Presence in China — The ADSs could be delisted from the Nasdaq Global Market and prohibited from trading “over the counter” if the Public Company Accounting Oversight Board is unable to inspect auditors located in China, including our auditor. The delisting of the ADSs from the Nasdaq Global Market and inability to trade, or the threat thereof, may materially and adversely affect the value of your investment.”
If we fail to protect our platform or the information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.
Our computer system, the networks we use, the networks and online trading platforms of the exchanges and other third parties with whom we interact, are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems or security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information we transmit over the Internet and mobile network or cause interruptions in our operations. We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches.
In addition, we collect, store and process certain personal and other sensitive data from our users and clients, which makes us a potentially vulnerable target to cyber-attacks, computer viruses or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because the techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may not be able to anticipate these techniques or implement adequate preventative measures. Any accidental or intentional security breaches or other unauthorized access to our system could cause confidential user information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. We have not experienced any material cyber-security breaches or been subject to any material breaches of any of our cyber-security measures in the past.
In addition, leakages of confidential information may be caused by third-party service providers or business partners. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and clients could be severely damaged, we may become susceptible to future claims if our users and clients suffer damages, and could incur significant liability and our business and operations could be adversely affected. Furthermore, our corporate clients may utilize our technology to serve their own employees and customers. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our clients to lose trust in us and could expose us to legal claims.

Our operations and services involve collection, processing, and storage of significant amounts of data concerning our clients, business partners and employees and may be subject to complex and evolving laws and regulations regarding privacy and data protection and cybersecurity. If we fail to comply with the relevant laws and regulations, our business, results of operations and financial condition may be adversely affected.
We are subject to a variety of laws, regulations and other legal and regulatory obligations related to the protection of personal data, privacy and information security in the regions where we do business, and there has been and may continue to be a significant increase in such laws and regulations that restrict or control the use of personal data. In China, the Cybersecurity Law became effective in June 2017 and requires network operators to follow the principles of legitimacy in collecting and using personal information. See “Regulatory Overview — Overview of the Laws and Regulations Relating to Our Presence in China — Regulations on Cybersecurity and Privacy.”
In addition, the Information Security Technology — Personal Information Security Specification, or the China Specification, came into force on October 1, 2020. Under the China Specification, after collecting the personal information, the controller of the personal information must immediately conduct the data de-identification, implement the technical and administrative measures to store separately the de-identified data and the data which may be used to recover the identity of the persons and make sure not to identify the persons in the subsequent process of processing the personal information data. In addition, the data controller must provide the purpose of collecting and using subject personal information, as well as the business functions of such purpose, and the China Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed.
On August 20, 2021, the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law, which came into effect on November 1, 2021, aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities conducted by entities outside China for natural persons within China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. Therefore, our PRC operating entities and our overseas subsidiary that directly collects personal data of PRC-based clients are subject to relevant personal information protection laws of the PRC.
In addition, the Personal Information Protection Law imposes pre-approval and other requirements for any cross-border data transfer by PRC entities. On July 7, 2022, the Cyberspace Administration of China (the “CAC”) promulgated the Measures on Security Assessment of Cross-border Data Transfer, or the Data Export Measures, which became effective on September 1, 2022. The Data Export Measures require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of China. Since the Personal Information Protection Law and the Data Export Measures are new, there are uncertainties as to the interpretation and application of it, especially in relation to its applicability and requirements for our offshore subsidiaries when they engage in personal information processing activities for natural persons within China, including the information collection activities conducted by our offshore subsidiaries outside the Mainland China. While we do not believe the pre-approval requirements for any cross-border data transfer will apply to the way we currently collect information from persons within China, if regulatory bodies deem our current data collection model as a cross-border data transfer, we will be subject to the relevant requirements. Furthermore, we may need to take certain additional measures in the future to be in compliance with the Personal Information Protection Law. See “Business — Regulatory Development — PRC Cybersecurity and Data Protection — Other Applicable PRC Data Security and Cybersecurity Laws and Regulations.”
Regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, the SCNPC promulgated the PRC Data Security Law, which took effect on

September 1, 2021. The Data Security Law provides for a security review procedure for the data activities that may affect national security. In addition, the Personal Information Protection Law provides that critical information infrastructure operators or personal information processors whose processing of personal information reaches the threshold amount prescribed by the CAC, must store within the territory of the PRC the personal information collected or generated by them within the territory of the PRC. Unless otherwise a security assessment is not required as provided by law, administrative regulations or the national cyberspace authority, where it is necessary to provide such information to an overseas recipient, a security assessment organized by the CAC must have been passed. Then the CAC published Network Data Security Management Regulation on November 14, 2021 (the “Draft Regulation”), according to which, a data processor must apply to CAC for cybersecurity review if its proposed listing in Hong Kong affects or may affect national security. The Draft Regulation was in draft form for public comment and had not come into effect as of the Latest Practicable Date, and it remains uncertain as to whether and when it will take effect and to what extent it will take effect in its current form.
On December 28, 2021, the CAC, the National Development and Reform Commission of the PRC (the “NDRC”), the Ministry of Industry and Information Technology of the PRC (the “MIIT”), and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review published on April 13, 2020. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators (the “CIIO”) that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services and apply for a cybersecurity review with the cybersecurity review office of the CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users and intend to be listed at a foreign stock exchange must be subject to the cybersecurity review.
Furthermore, taking the Regulations on the Security Protection of Critical Information Infrastructure, or the CIIO Security Protection Regulations, and the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial) (Draft) issued by the MIIT, or the Draft Data Security Measures in the IIT Field, on February 10, 2022, into consideration, the exact scope of the CIIO under the Cybersecurity Review Measures and the current regulatory regime also remains unclear. As the rules for identification of CIIO with respect to our presence in the PRC have not been formulated nor promulgated yet and our PRC Legal Advisors are of the view that the proposed Listing in Hong Kong and our current business operations do not fall within the scope in which it is required to apply for such cybersecurity review as required by the Cybersecurity Review Measures; and we have not received any notice from any relevant governmental authority that we are identified as CIIO, we do not believe we are classified as a CIIO as of the Latest Practicable Date. However, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws; therefore, it is uncertain whether we would be deemed as a CIIO under PRC law in the future. In the event we are classified as a CIIO or otherwise become under investigation or review by the CAC, we may have to substantially change certain of our current practice and our operations may be materially and adversely affected.
Since many of the PRC laws and regulations on cybersecurity and privacy and data privacy are constantly evolving, there are uncertainties as to the interpretation and application of these regulations and how these will be enforced by relevant regulatory authorities, there also remain uncertainties as to the applicability and requirements of these regulations for our business, operation, or our presence in Mainland China.
We cannot assure you that the measures we have taken or will take in the future will be effective or fully satisfy the relevant regulatory authorities’ requirements, and any failure or perceived failure by us to comply with such laws and regulations may result in governmental investigations, fines, removal of our app from the relevant application stores and/or other sanctions on us. As of the Latest Practicable Date, we had not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we had not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC Legal Advisors do not expect that, as of the Latest Practicable Date, the current applicable PRC laws on privacy and data protection and cybersecurity would have a material adverse impact on our business.

The relevant regulatory authorities in China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The relevant regulatory authorities also release, from time to time, their monitoring results and require relevant enterprises listed in such notices to rectify their non-compliance. We have been and may also in the future be subject to the modification and rectification imposed by the relevant regulatory authorities, including those issued publicly. For example, during the Track Record Period, we had received a few such rectification notices and completed the rectification work in satisfaction of the relevant notices and regulatory requirements. We have not received further comments from the regulatory authorities on our rectification measures, nor have we received any final clearance on these measures. There is no assurance that the regulatory authorities will deem our rectification measures to be sufficient, or that they will issue any final clearance to us.
Similarly, Hong Kong, Singapore, the United States and Australia also have their respective data privacy legislation that regulates the collection, use, protection and handling of personal data. Under the relevant legislation, while the precise requirements may differ from jurisdiction to jurisdiction, in general, data users are required to comply with various data protection principles in relation to the requirement of lawful and fair collection of personal data, consent of data subjects, retention of personal data, use and disclosure of personal data, security of personal data, personal data policies and practices, and rights to access and correction of personal data.
There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our system. If we are unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users and clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security and data privacy, which could require us to incur additional costs and restrict our business operations.
Our current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.
We derive a significant portion of our revenues from commissions and fees paid by our clients for trading securities through our platform. In 2019, 2020, 2021 and six months ended June 30, 2022, our brokerage commission income and handling charge income amounted to HK$511.4 million, HK$1,990.1 million, HK$3,913.0 million and HK$2,001.2 million (US$255.0 million), representing 48.2%, 60.1%, 55.0% and 59.1% of our total revenues during the same periods, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able to and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some brokers in Hong Kong and the United States offer zero commission fees or similar policies to attract retail securities investors. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.
Fluctuations in market interest rates may negatively affect our financial condition and results of operations.
We derive a part of our revenues from charging interests on margin balances in connection with our margin financing and securities lending businesses. In 2019, 2020, 2021 and six months ended June 30, 2022, our revenues from interest income derived from our margin financing and securities lending businesses amounted to HK$258.9 million, HK$571.8 million, HK$2,118.0 million and HK$948.8 million (US$120.9 million), representing 24.4%, 17.3%, 29.8% and 28.0% of our total revenues during the same periods, respectively. For the same periods, our interest income derived from bank deposits were HK$187.2 million, HK$208.6 million, HK$197.4 million and HK$196.8 million (US$25.1 million), representing 17.6%, 6.3%, 2.8% and 5.8% of our total revenues during the same periods, respectively. The trend of the level of interest rates is an important factor affecting our earnings. A decline in interest rates may have a negative impact on our interest income and thus adversely impact our total revenues. While we generally derive higher interest income when there is an increase in market interest rates, a rise in interest rates may also cause our interest expenses to increase. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability.
Although our management believes that it has implemented effective management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet. For further discussion of how changes in interest rates could impact us, see “Financial Information — Disclosure about Financial Risk — Interest Rate Risk.”
We may not be able to develop our margin financing and securities lending business as expected and may be exposed to credit risks related to these businesses, primarily arising from loans and advances, and receivables. In addition, we need adequate funding at reasonable costs to successfully operate our margin financing business, and access to adequate funding at reasonable costs cannot be assured.
Our margin financing and securities lending businesses may not develop as expected if clients fail to perform contractual obligations or the value of collateral held to secure the obligations is inadequate. Our loans and advances increased from HK$4.2 billion as of December 31, 2019 to HK$18.8 billion as of December 31, 2020, further increased to HK$29.6 billion and HK$28.8 billion (US$3.7 billion) as of December 31, 2021 and June 30, 2022, respectively. As our margin financing business expands, we may be subject to greater credit risks.
We have adopted comprehensive internal policies and procedures designed to manage such risks. For example, once the margin value falls below the outstanding amount of the relevant loan extended as a result of a market downturn or adverse movement in the prices of the pledged securities, we will make a margin call requesting the client to deposit additional funds, sell securities or pledge additional securities to top up their margin value. If the client’s margin value still falls below the required standard, we will initiate our liquidation protection mechanism on a real-time basis to bring the client’s account into margin compliance. As we incurred losses from and experienced disputes arising out of margin financing historically, we cannot assure you that we will not be exposed to any credit risks associated with our margin financing and securities lending businesses and we may continue to experience disputes with our clients after we make the margin calls. In particular, we may not always be able to fully recover the margin value through margin calls and our exposure to credit loss may be exacerbated during periods of high market volatility. In certain periods, the securities pledged by our clients may be concentrated on a limited number of securities which may result in a concentration of our credit exposures to such securities. In the event we need to liquidate a large amount of certain pledged securities, it may put a further downward pressure on the price of such securities and we may not be able to fully recover the margin value.
In addition, with regard to receivables, there is no assurance that all our counter-parties will meet their payment obligations on time, in full or at all. As of December 31, 2019, 2020, 2021 and June 30, 2022, the balance of our Group’s receivables amounted to approximately HK$1,794.3 million, HK$8,077.0 million, HK$10,447.8 million and HK$9,689.6 million (US$1,234.8 million), respectively. If we fail to adequately manage our credit risks and significant amounts due to us are not settled on time, our performance, liquidity and results of operations and financial conditions will be adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risks.”
Moreover, the growth and success of our margin financing business depend on the availability of adequate funding to meet our client demand for loans through our platform. We provided margin financing service and/or securities lending services for securities listed on the Hong Kong Stock Exchange, the major stock exchanges in the U.S. and the Singapore Exchange. As of June 30, 2022, our outstanding margin financing and securities lending balance was HK$28.9 billion (US$3.7 billion). We derive the funding for our margin financing business from a variety of sources, including funding secured from commercial banks, other licensed financial institutions and other parties as well as financing generated from our business operations. To the extent there is insufficient funding from institutional funding partners who are willing to accept the credit risk related to the collateral from our clients, the funds available for our margin financing business might be limited and our ability to provide margin financing services to our clients to address their demand for loans would be adversely impacted. In addition, as we strive to offer our clients competitively priced services and the online brokerage market is intensely competitive, we may attempt to further reduce our interest expenses from our funding partners. If we cannot continue to maintain our relationship with these funding partners and obtain adequate funding at reasonable costs, we may not be able to continue to offer or grow our margin financing business. To the extent that our funding partners find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding at reasonable costs, or at all. If we are unable to provide our clients with margin loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to those of our competitors, it would harm our business, financial condition and results of operations.
We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions. Any disruptions with the provision of their services may affect our ability to deliver products and services, maintain normal business operations and as a result, affect our results of operations and financial condition materially and adversely.
We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions. Furthermore, external content providers provide us with financial information, market news, charts, futures and stock quotes and other fundamental data that we offer to our clients and users. These service providers face technical, operational and security risks of their own. Any significant failures by them, including improper use or disclosure of our confidential client, employee or company information, could interrupt our business, cause us to incur losses and harm our reputation. Particularly, we have contracted with affiliates of the Nasdaq Global Market (the “Nasdaq” or “Nasdaq Global Market”), Hong Kong Exchange and Clearing Limited and Singapore Exchange and a few other institutions to allow our clients to access real-time market information data, which are essential for our clients to make their investment decisions and take actions. If the data provided by such information providers were inaccurate or incomplete, or if such information providers fail to update or deliver the data in a timely manner as provided in the agreements, our clients may suffer losses and our business operations and reputation can be materially and adversely affected.
We cannot assure you that the external service providers will be able to continue to provide these services to meet our current needs in an efficient and cost-effective manner, or that they will be able to adequately expand their services to meet our needs in the future. The external service providers’ ability to consistently provide these services is subject to risks from unfavorable political, economic, legal or other developments, such as social or political instability, changes in governmental policies or changes in the applicable laws and regulations.
An interruption in or the cessation of service by any external service provider as a result of system failures, capacity constraints, financial constraints or problems, unanticipated trading market closures or for any other reason and our inability to make alternative arrangements in a smooth and timely manner, if at all, could have a material adverse effect on our business, results of operations and financial condition.
Further, disputes might arise out of or in connection with the agreements regarding our or the service providers’ performance of the obligations thereunder. To the extent that any service provider disagrees with us on the quality of the products or services, terms and conditions of the payment or other provisions of such agreements, we may face claims, disputes, litigations or other proceedings initiated by such service provider against us. We may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. We could also face damages to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

We have not obtained licenses from relevant PRC regulatory authorities in connection with some of the information and services available on our platform. Future change in regulations and rules may impose additional requirements or restrictions on our platform.
PRC regulations impose sanctions for engaging in disseminating analysis, forecasting, advisory or other information related to securities and securities markets without having obtained the Securities Investment Consultancy Qualifications in China. See “Regulatory Overview — Overview of the Laws and Regulations Relating to Our Presence in China — Regulations on Securities Business — Regulations on the Securities Investment Consulting Service.” We have not obtained the Securities Investment Consultancy Qualifications in China. Without the required qualifications, we should refrain from as well as explicitly prohibit our users from sharing information related to securities analysis, forecasting or advisory on our platform. However, we cannot assure you that our users will not post articles or share videos that contain analysis, forecasting or advisory content related to securities on our platform. If any of the information or content displayed on our platform is deemed as analysis, forecasting, advisory or other information related to securities or securities markets, or any of our business in the PRC is deemed to be a service providing such information, we may be subject to regulatory measures including warnings, public condemnation, suspension of relevant business and other measures in accordance with applicable laws and regulations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.
In addition, as part of our services, we post videos for investor education purpose and allow certain of our users to upload and share videos on our platforms through NiuNiu Community. According to the Administrative Provisions on Internet Audio-Video Program Services, the provider of audio-video service, is required to obtain the Audio and Video Service Permission. See “Item 4. Information on the Company — B. Business Overview — Regulation — Overview of the Laws and Regulations Relating to Our Presence in China — Regulations on Internet Service — Regulation on Internet Audio-Visual Program Services” in our 2021 Form 20-F. It is not eligible for us to do so because current PRC laws and regulations require an applicant for the Audio and Video Service Permission to be a wholly state-owned or state-controlled entity. We have not obtained such license for providing internet audio-video program services through our platform in China and may not be able to obtain such license in a timely manner, or at all. We have not received any notices nor have we been subject to regulatory measures from the National Radio and Television Administration as of the Latest Practicable Date. During the Track Record Period, the revenue generated from relevant internet audio-video program services was less than 0.01% of our total revenue per year and the absence of such licence did not have any material adverse impact on our business and operations. However, if we are required to obtain an Audio and Video Service Permission or other additional licenses or approvals in connection with our video-based services in China, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, imposition of fines and termination or restriction of such service offering.
Furthermore, PRC regulations require platforms that disseminate internet news and information services to obtain the License for Internet News Information Services. See “Item 4. Information on the Company — B. Business Overview — Regulation — Overview of the Laws and Regulations Relating to Our Presence in China — Regulations on Internet Service — Regulation on Internet News Dissemination” in our 2021 Form 20-F. According to the Provisions for the Administration of Internet News Information Services, various qualifications and requirements which service providers shall meet have been provided in this regulation, for example, it shall be staffed by full-time news editors, content reviewers and technical support engineers who are suitable for its services and there are venues, facilities and capital that are appropriate for its services. The Implementation Rules for the Administration of the Licensing for Internet-based News Information Services further clarifies that only a news agency (including the controlling shareholder of a news agency) or an entity under news publicity authorities may apply for a license for editing and publishing services in respect of internet-based news information. Besides, foreign-invested enterprises are not allowed to establish any internet-based news information service entities. As none of our Group companies is a news agency and we may not be able to fulfill such requirements, therefore we have not obtained such license and may not be able to obtain such license in a timely manner, or at all. As our platform displays news and information related to the financial market, we may be deemed as engaging in disseminating news and information through the internet and subject to penalties including imposition of fines and termination or restriction of such service offering. In addition, the PRC government may impose specific requirement on financial information services, which may also affect our business and operations.
In August 2019, we officially launched our online wealth management product distribution service which gives our clients access to money market, fixed income and equity funds products from leading fund houses. According to the Securities Investment Funds Law, any entity that engages in the fund services, including but not limited to sales, investment consulting, information technology system services, shall register or file with the securities regulatory authority of the State Council. See “Regulatory Overview — Overview of the Laws and Regulations Relating to Our Presence in China — Regulations on Securities Business — Regulation on Fund Sales Business.” We do not hold any license or permit in the promotion of, sales of, purchase of or redemption of funds in Mainland China. We do not believe the business we are conducting now through our subsidiaries or Consolidated Affiliated Entities in China should be deemed as fund services in China. However, we cannot assure you that relevant regulatory will take the same view as ours. If certain of our activities in China were deemed by relevant regulators as provision of fund services in China, we may be subject to penalties including imposition of fines and suspend of such fund sales business.
PRC laws and regulations are evolving, and there are uncertainties relating to the regulation of different aspects of the services we provide through our platforms in China. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in or discrepancies with respect to the relevant authorities’ interpretation of these laws and regulations. In addition, we may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future.
In addition, as we do not provide cross-border currency conversion services related to Renminbi to Chinese residents or institutions, we do not require our clients to submit evidence of approval or registration from relevant authorities with respect to the foreign currency used for offshore investments. However, since the PRC authorities and the commercial banks designated by the State Administration of Foreign Exchange of the PRC (the “SAFE”) to conduct foreign exchange services have significant amount of discretion in interpreting, implementing and enforcing the relevant foreign exchange rules and regulations, and for many other factors that are beyond our control, we may be subject to further regulatory requirements, including but not limited to verifying evidence of approval from relevant authorities with respect to foreign currency exchange.
Any future change in the regulatory and legal regime for the securities brokerage and wealth management industries regions where we operate may have a significant impact on our business model. Potential enforcement actions against industry peers could lead to new rules or requirements and may subject us to higher regulatory scrutiny. If we are deemed to have been engaged in any misleading digital engagement practices or trading practices, there could be material adverse effect to our business operations, reputation and prospects.
Firms in the securities brokerage and wealth management industries have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have also increased. This regulatory and enforcement environment has created uncertainties with respect to various types of products and services that historically had been offered by us and that were generally believed to be permissible and appropriate. For example, the U.S. securities regulators are currently conducting an industry-wide review of the marketing and other business practices of online and app-based broker-dealers, and have also pursued a number of enforcement actions against firms in our industry, including one which resulted in the imposition of substantial monetary sanctions on a leading app-based broker-dealer headquartered in California in the United States. The regulatory scrutiny appears to focus on certain digital engagement practices utilized by on-line and app-based broker- dealers, the adequacy of risk disclosures to retail customers, and whether or not payment for order flow compromises a broker-dealer’s obligation to obtain best execution for its customers. While our entities in the United States do not pay for order flow, certain of our user engagement practices in the United States, such as offering prizes (of nominal value) and badges (of no economic value) for trading activity, and related disclosures could be impacted by the current regulatory scrutiny. In this regard, the Chairman of the SEC has indicated a concern that certain digital engagement practices may encourage investors to trade more often than might be appropriate, and has questioned whether this creates a conflict of interest between the broker-dealers and their customers. The current regulatory review is at the stage of information gathering and the SEC has not publicly concluded that any of the digital engagement practices such as those that we use are illegal or improper. However, there can be no assurance that the SEC will not adopt new rules or guidance that may adversely impact our digital engagement practices, business and operating results.
In a separate matter, the State of Massachusetts has sued a leading app-based broker-dealer headquartered in California alleging, among other things, that certain of their customer communications constitute a form of recommendation, thereby triggering a duty of the broker-dealer to act in the best interest of its customers. This case is currently pending. Moomoo Financial Inc.’s business strategy is based on providing a trading platform without making investment recommendations or providing investment advice. An expansion of the definition of what constitutes an investment recommendation could have a material impact on Moomoo Financial Inc.’s business operation. The pending study and enforcement actions against other firms in our industry and relevant negative news coverage and perception could lead to new rules or requirements that could have a material adverse effect upon our business operations, and may subject us to higher regulatory scrutiny in the United States. If we are deemed to have been engaged in any misleading digital engagement practices or trading practices, there could be material adverse effect to our business operations, reputation and prospects. Legislative changes in rules promulgated by government agencies and self- regulatory organizations in various jurisdictions that oversee our businesses and changes in the interpretation or enforcement of existing laws and rules, such as the potential imposition of transaction taxes, may directly affect our model of operation and profitability.
We have granted options and restricted shares, and may continue to grant awards under our share option plans, which may result in increased share-based compensation expenses. Such share-based compensation may have an adverse effect on our results of operations and dilute the shareholdings of our existing shareholders.
We adopted the Share Incentive Plans for the purpose of granting share-based compensation awards to employees, Directors and consultants to incentivize their performance and align their interests with ours. Under our Share Incentive Plans, we are authorized to grant options, restricted shares and restricted share units (“RSU”). We granted options and RSUs with service condition only to employees. Under the Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”), the share-based compensation expenses are recognized over the vesting period using straight-line method.
For the years ended December 31, 2019, 2020, 2021 and for the six months ended June 30, 2022, the Group granted nil, 6,067,400, 12,105,712, and 48,000 restricted shares to employees pursuant to the 2019 Share Incentive Plan, respectively. For the years ended December 31, 2019, 2020, 2021 and for the six months ended June 30, 2022, the Group granted 9,791,200, 2,489,832, 1,080,000, and nil stock options to employees pursuant to the 2014 Share Incentive Plan and 2019 Share Incentive Plan. Options exercised for the years ended December 31, 2019, 2020, 2021 and for the six months ended June 30, 2022 were 106,295,232,5,048,824, 5,875,592, and 1,197,536, respectively. We incurred share-based compensation expenses of HK$16.0 million, HK$32.6 million, HK$98.9 million, and HK$97.3 million (US$12.4 million) in 2019, 2020, 2021, and the first six months of 2022, respectively. We believe the share-based compensation is an effective incentive to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations and dilute the shareholdings of our existing shareholders.
We face risks related to our “know-your-client” procedures when our clients provide outdated, inaccurate, false or misleading information. We may be subject to certain legal or regulatory inquiry, investigation or sanctions, fines or penalties, financial loss, or damage to reputation and brand resulting from such violations.
We collect personal information during the account opening process and screen accounts against databases for purposes of verifying client identity and detecting risks. Although we require our clients to submit documents for proof of their identity and address for completing the account registration and to update such information from time to time, we face risks as the information provided by our clients may be outdated, inaccurate, false or misleading. Despite the fact that we have appropriate ongoing monitoring procedures in place to keep customer information up to date pursuant to applicable regulatory requirements, we cannot fully verify the accuracy, currency and completeness of such information beyond reasonable effort. For example, certain of our clients are holders of the PRC identity cards. As the PRC identity cards are usually effective for more than ten years or some may have no expiration term, some clients may have changed their domicile or citizenship during the terms of their PRC identity cards and therefore be subject to applicable laws and regulations of jurisdictions other than the PRC. In this situation, our provision of products and services to such clients could be in violation of the applicable laws and regulations in the jurisdictions where those clients reside, of which we may have no awareness until we are warned by the relevant supervising authorities. We could still be subject to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from such violations.
A significant change in clients’ cash allocations could negatively impact our net interest revenues and financial results.
We derive interest income from depositing clients’ uninvested cash balances in accounts opened with our bank partners. In 2019, 2020, 2021 and six months ended June 30, 2022, we generated HK$187.2 million, HK$208.6 million, HK$197.4 million and HK$196.8 million (US$25.1 million) in interest income from bank deposit, respectively, a significant portion of which was derived from uninvested cash balances in our clients’ accounts. As a result, a significant reduction in our clients’ allocation to cash, a change in the allocation of that cash (for example as a result of using cash to purchase mutual funds through our platform), or a transfer of cash out of their accounts opened through our platform could reduce our interest income and negatively impact our financial results.
Our clearing operations expose us to liability for errors in clearing functions, which may adversely affect our business operations and financial conditions.
Our SFC-licensed subsidiary, Futu International Hong Kong, provides clearing and execution services for our online brokerage business involving securities listed on the Hong Kong Stock Exchange or qualified under the Hong Kong, Shanghai and Shenzhen Stock Connect and listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange. Our U.S. subsidiary, Futu Clearing Inc., has been approved to provide clearing and settlement services for securities transactions in the U.S. financial markets. Clearing and execution services include the confirmation, receipt, settlement, delivery and record-keeping functions involved in securities transactions. Clearing brokers also assume direct responsibility for the possession or control of client securities and other assets and the clearing of client securities transactions. However, clearing brokers also must rely on third-party clearing system and organizations, such as the Central Clearing and Settlement System established and operated by HKSCC (“CCASS”) and the Depositary Trust Clearing Corporation and its subsidiaries in the United States, in settling client securities transactions. Clearing brokers are also responsible for protecting client assets and complying with relevant customer protecting regulations. Clearing securities firms, such as Futu International Hong Kong and Futu Clearing Inc., are subject to substantially more regulatory oversight and examination than introducing brokers who rely on others to perform clearing functions. Errors in performing clearing functions, including clerical and other errors related to the handling of funds and securities held by us on behalf of clients, could lead to regulatory fines and civil penalties as well as losses and liability in related legal proceedings brought by clients and others.
We may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results.
The PRC government has adopted regulations governing internet access and distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs public interest or the national dignity of China, contains terrorism, extremism, or content of force or brutality, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and criminal liabilities. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the censored information displayed on or linked to the website.
In particular, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security of the PRC (the “MPS”) has the authority to order any local internet service provider to block any internet website at its sole discretion, or to stop the dissemination over the internet of information which it believes to be socially destabilizing. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If it is found that we fail to implement the relevant safeguards against security breaches, our business in China may be shut down.
According to the Administrative Provisions on Mobile Internet Applications Information Services which was promulgated by the CAC and became effective in August 2022, providers of mobile apps shall be responsible for the demonstration of the contents of the information and shall not create, publish or distribute information and content through mobile applications that is prohibited by laws and regulations. We are required to adopt and implement management systems of information security and establish and improve procedures on content examination and administration. We must adopt measures such as warning, restricted release, suspension of updates and closing of accounts, keep relevant records, and report unlawful content to competent government authorities. We have implemented internal control procedures screening the information and content on our platform interface to ensure their compliance with these provisions. However, there can be no assurance that all of the information or content displayed on, retrieved from or linked to our mobile apps complies with the requirements of the provisions at all times. If our mobile apps are found to violate the provisions, we may be subject to penalties, including warning, service suspension or removal of our mobile apps from the relevant mobile app store, which may materially and adversely affect our business and operating results.
Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risks, and as a result, our business operations and financial conditions may be adversely affected.
We have devoted significant resources to developing our risk management policies and procedures and will continue to do so. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks. Many of our risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur losses or cause our risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, business partners, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.
In addition, although we perform due diligence on potential clients, we cannot assure you that we will be able to identify all the possible issues based on the information available to us. If a user or client does not meet the relevant qualification requirements under applicable laws but is still able to use our services, we may be subject to regulatory actions and penalties and held liable for damages. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks.
We may fail to realize profits from our short-term and long-term investments or lose some or all of the capital invested.
During the Track Record Period, we invested in certain short-term investments, including available-for-sale financial securities, money market funds, and financial assets at fair value through profit or loss. As of December 31, 2019, 2020 and 2021 and June 30, 2022, our short-term investments amounted to HK$93.8 million, nil, HK$1,169.7 million and HK$17.5 million (US$2.2 million), respectively. See “Financial Information — Discussion of Certain Key Balance Sheet Items — Short-term investments.” Such investments are measured at fair value. A decline in the value of our available-for-sale securities could result in the recognition of impairment losses if management determines that such decline in value is not temporary or is substantial. This evaluation is a matter of judgment, which includes the assessment of several factors. If our management determines that an asset is impaired, the book value of the asset is adjusted and a corresponding loss is recognized in earnings for the current period. The deterioration in the market value of such short-term investments could result in the recognition of impairment loss or fair value loss.
As of December 31, 2019, 2020 and 2021 and June 30, 2022, our long-term investments amounted to HK$6.2 million, nil, HK$23.4 million and HK$249.6 million (US$31.8 million), respectively. With respect of long-term investments, our investment committee is authorized and empowered the investment committee to invest our funds in one or more entities by purchase of equity or debt interests or assets, acquisition, merger, consolidation, capital commitment or otherwise, in relation to certain material long-term investments. We have limited control over the portfolio companies or funds in which we have invested. We are subject to the risk that our portfolio companies or funds may make business, financial or management decisions with which we do not agree or that the majority shareholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Furthermore, our portfolio companies may fail to abide by their agreements with us, for which we have limited or no recourse. If any of the foregoing were to occur, the value of our long-term investments could decrease or we may face investment failure, in which case our financial condition, results of operations and cash flow could be adversely affected.
If we fail to maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the Class A Ordinary Shares and/or ADSs may be materially and adversely affected.
Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (“Section 404”), requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. Historically, we and our independent registered accounting firm identified one material weakness relating to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP to design and implement robust period-end financial reporting policies and procedures for the preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC, as latest as in the course of auditing our consolidated financial statements for the year ended December 31, 2019. As of December 31, 2020, based on our management’s assessment, we have implemented a number of measures and accordingly determined that the material weakness in our internal controls had been remediated. However, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares or ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.
Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.
Relevant regulatory authorities and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to

ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the relevant regulatory authorities on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the relevant regulatory authorities or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our Class A Ordinary Share and/or ADSs could be materially and adversely effected.
Our anticipated international expansion will subject us to additional risks and increased legal and regulatory requirements, which could have a material effect on our business.
Our historical operations have been focused in Hong Kong. We have expanded our operations into the United States Singapore and Australia and may expand further into other international markets. As we enter countries and markets that are new to us, we must tailor our services and business model to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the client preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have, or certain new markets in which we may operate in the future may have, lower margins than our more mature markets, which could have a negative impact on our overall margins as our revenues from these markets grow over time.
In addition to the risks outlined elsewhere in this section, our international expansion is subject to a number of other risks, including:
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currency exchange restrictions or costs and exchange rate fluctuations;

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exposure to local economic or political instability, threatened or actual acts of terrorism and security concerns in general;

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weaker or uncertain enforcement of our contractual and intellectual property rights;

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preferences by local populations for local service providers;

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slower adoption of the internet and mobile devices as advertising, broadcast and commerce mediums and the lack of appropriate infrastructure to support widespread internet and mobile device usage in those markets;

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difficulties in attracting and retaining qualified employees in certain international markets, as well as managing staffing and operations due to increased complexity, distance, time zones, language and cultural differences; and

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uncertainty regarding liability for services and content, including uncertainty as a result of local laws and lack of precedent.

Our business may be affected by the Competition Ordinance of Hong Kong.
The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) came into full effect in Hong Kong on December 14, 2015. The Competition Ordinance prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. Therefore, we are subject to the Competition Ordinance generally. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong (i.e. the “First Conduct Rule”); and (ii) prohibiting companies with a substantial degree of market power, including monopolists, from abusing their power by engaging in conduct that has the object or effect of harming competition in Hong Kong (i.e. the “Second Conduct Rule”). Various factors may be taken into consideration in determining whether an undertaking has a substantial degree of market power, including the market share of the undertaking; the undertaking’s power to make pricing and other decisions; and any barriers to entry to competitors into the relevant market; and the relevant matters specified in the guidelines issued under section 35 of the Competition Ordinance, including the Guideline of the Second Conduct Rule jointly issued by the Competition Commission and the Communications Authority.
There are very severe penalties for breaches of the Competition Ordinance, including financial penalties of up to 10.0% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.
As we are the largest securities broker in terms of retail securities trading volume on the Hong Kong Stock Exchange as of December 31, 2021 according to CIC, such factor may be taken into account in assessing whether we have a substantial degree of market power in Hong Kong. As there is no precedent of successful enforcement of the Second Conduct Rule in Hong Kong, uncertainties exist in respect of the rule’s application. We are not currently subject to any investigations, inquiries or penalties in respect of breaches under the Competition Ordinance. We may nevertheless face difficulties and may need to incur legal costs in ensuring our compliance with the Competition Ordinance. We may also inadvertently infringe the Competition Ordinance and under such circumstance, we may be subject to fines, claims for damages and/or other penalties, incur substantial legal costs and experience business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.
We have limited business insurance coverage, which may be inadequate to protect us from the liabilities or losses we may incur.
We currently carry limited insurance in connection with our online brokerage business. However, we do not carry business interruption insurance to compensate for losses that could occur to the extent not required. We also do not maintain general product liability insurance or key-man insurance, and only maintain limited general property insurance. We consider our insurance coverage to be reasonable in light of the nature of our business, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.
Legal defects regarding some of our leased properties may adversely affect our business, financial condition and results of operations.
As of the Latest Practicable Date, we entered into 15 lease agreements for our leased properties in the PRC and eight of them had not been registered and filed with the competent PRC government authorities as required by applicable PRC laws and regulations. We cannot assure you that the lessors will cooperate and complete the registration in a timely manner. Our PRC Legal Advisors has advised us that failure to complete the registration and filing of lease agreements will not affect the validity of such leases or impede our use of the relevant properties but could result in the imposition of fines up to RMB10,000 for each leased property that is unregistered if we fail to rectify the noncompliance within the time frame prescribed by the relevant authorities. As of the Latest Practicable Date, we were not aware of any notice or allegation of penalty from PRC government authorities for our failure on the registration of lease agreements.
Further, as of the Latest Practicable Date, the lessors of seven of our leased properties failed to provide us with valid property ownership certificates or authorization documents evidencing their rights to lease the properties, and our leased property interests under such properties may be defective. If such lessors do not have the relevant property ownership certificates, the relevant rightful title holders or other third parties may challenge our use of such leased properties, and we may be forced to vacate these properties and be required to seek alternative properties for lease. As of the Latest Practicable Date, we were not aware of any challenge made by a third party or competent government authority on the titles of any of these leased properties that might affect our current occupation.

RISKS RELATED TO OUR PRESENCE IN CHINA
Changes in social conditions, political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
Our results of operations, financial condition and prospects are influenced by social, economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the framework and style of government supervision, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy is reported to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
The new, stricter regulations or interpretations of existing regulations imposed by the central or local governments may require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations, and if relevant regulations are issued and become effective in a short notice, we may not be able to take the required actions in a timely manner without allocating significant resource. See also “Risk Factors — Risks Related to Our Business and Industry — If we fail to protect our platform or the information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.”
There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.
A part of our operations is conducted in the PRC and is governed by PRC laws, rules and regulations. Our PRC subsidiaries and Consolidated Affiliated Entities are subject to laws, rules and regulations applicable to foreign investment in China. Some of our activities outside the PRC are also subject to the extra-territorial jurisdiction under the relevant PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.
In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.
Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.
In addition, the PRC government has significant oversight and discretion over the conduct of our operations and may intervene or influence our operations as the government deems appropriate to further regulatory, political and social goals. The PRC government has recently published new policies that significantly affected certain industries such as the internet industries, and we cannot rule out the possibility that it will in the future release further regulations or policies or take regulatory actions regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in companies like us. See “Risk Factors — Risks related to our presence in China — The approval of the CSRC or other PRC government authorities may be required in connection with the Listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.” Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.
Uncertainties exist with respect to the enforcement of Anti-Monopoly Guidelines for Internet Platforms and how it may impact our business operations.
According to Anti-monopoly Law of the PRC (released on August 30, 2007, last amended on June 24, 2022 and then effective from August 1, 2022), business operators holding dominant market positions shall not abuse such position to restrict trading counterparts to transact only with such business operators or only with designated business operators without a justifiable reason. Where a business operator has violated the Anti-monopoly Law of the PRC by abusing its dominant market position, the anti-monopoly enforcement agency shall order the business operator to stop the illegal act and confiscate the illegal income; a fine of 1% to 10% of the business operator’s revenue from the preceding year shall be imposed.
In February 2021, the Anti-monopoly Commission of the State Council promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms.
The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law and prohibits monopoly agreements, abuse of a dominant position and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements deemed as exclusivity arrangements, using technological means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of user data. To determine the abuse of dominant market positions in the field of platform economy, relevant markets shall be firstly defined, and whether business operators have dominant positions in the relevant markets should be analysed, and then whether abuse of its dominant market positions is constituted shall be analysed specifically on a case-by-case basis. In addition, the Anti-Monopoly Guidelines for Internet Platforms expressly provides that concentration involving VIEs will also be subject to antitrust filing requirements.
On November 15, 2021, the SAMR published the Overseas Anti-monopoly Compliance Guidelines for Enterprises, which is aimed at helping PRC companies establish and strengthen overseas anti-monopoly compliance systems to reduce overseas anti-monopoly compliance risks.
As the forementioned guidelines were newly promulgated, uncertainties exist with respect to their enforcement. Although we believe we do not engage in any of the foregoing situations, we cannot assure you that the regulators will take the same view as ours. If certain of our activities in China were deemed by relevant regulators as violation of the Anti-Monopoly Guidelines for Internet Platforms, it may result in governmental investigations, fines and/or other sanctions against us. Furthermore, the amended Anti-monopoly Law increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operators has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition. Pursuant to the amended Anti-monopoly Law, the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. As of the Latest Practicable Date, we had not been subject to any administrative penalties, regulatory actions or inquiries in connection with anti-monopoly.
We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore- Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, or the SAT Circular 82, issued by the State Administration of Taxation of the PRC (the “SAT”) on April 22, 2009, and amended on December 29, 2017, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of board members with voting rights or senior executives habitually reside in the PRC.
We believe that our Cayman Islands holding company, Futu Holdings Limited, is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, non-resident enterprise shareholders, including the ADS holders, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A Ordinary Shares, if such income is treated as sourced from within the PRC. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A Ordinary Shares.
In addition to the uncertainties as to the application of the “resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.
The approval of the CSRC or other PRC government authorities may be required in connection with the Listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.
The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and the Listing may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and any failure to obtain or delay in obtaining the CSRC approval for the Listing would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
Recently, the relevant PRC government authorities issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, or the Opinions, which called for the enhanced administration and supervision of overseas-listed China-based companies, proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. As of the Latest Practicable Date, due to the lack of further clarifications or detailed rules and regulations, the exact scope of China-based companies had yet been promulgated, and there are still uncertainties regarding the interpretation and implementation of the Opinions, including on China-based companies with a VIE structure. In addition, we cannot guarantee that new rules or regulations promulgated in the future pursuant to the Opinions will not impose any additional requirement on us. If it is determined that we are subject to any CSRC approval, filing, other governmental authorisation or requirements for this Listing or future capital raising activities, we may fail to obtain such approval or meet such requirements in a timely manner or at all, or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for this Listing or future capital raising activities, or a rescission of any such approval obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in the PRC, limit our ability to pay dividends outside of the PRC, limit our operating privileges in the PRC, delay or restrict future capital raising activities into the PRC, or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the proceeds of our shares.
On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Administration Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Filing Measures”), both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and the Draft Filing Measures regulate the system, filing management and other related rules with respect to direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” Assuming the Draft Administration Regulations and the Draft Filing Measures become effective in their current forms, any of our offerings in the future may be subject to the filing with the CSRC. If we cannot complete such filing in a timely manner, our offerings may be materially effected.
On April 2, 2022, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Drafts for Comments) (the “Confidentiality and Archives Administration Provisions”), which were open for public comments until April 17, 2022. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises that seek to offer and list securities in overseas markets, either directly or indirectly, to complete approval and filing procedures to competent authorities, if such PRC domestic enterprises or its overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations. As of the Latest Practicable Date, the Confidentiality and Archives Administration Provisions had been released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty. If the Confidentiality and Archives Administration Provisions become effective in its current form before the Listing is completed, we may be required to complete relevant approval or filing procedures, or expend additional resources to comply with the Confidentiality and Archives Administration Provisions if we are recognized to fall within any of the foregoing circumstances.

The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt the Listing or future capital raising activities before settlement and delivery hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for the Listing or future capital raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval, filing or other requirements could materially and adversely affect our business, prospects, financial condition, reputation, and future capital raising activities.
Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.
Our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, Shenzhen Futu, is entitled to enjoy, a 15% preferential enterprise income tax from December 2020 as it has been qualified as a “High New Technology Enterprise” and an “Advanced Technology Service Enterprise” under the PRC Enterprise Income Tax Law and related regulations. Shenzhen Futu as assessed and approved by the relevant government authorities as a Software Enterprise under the PRC Enterprise Income Tax Law and relevant regulations, was entitled to an exemption from enterprise income tax for the first two years, counting from the first year Shenzhen Futu has made a profit. Futu Network Technology (Shenzhen) Co., Ltd. is entitled to enjoy, a 15% preferential income tax from 2019 as it has been qualified as an “Advanced Technology Service Enterprise” under the PRC Enterprise Income Tax Law and related regulations. The discontinuation of any of the preferential income tax treatment that we currently enjoy could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.
In addition, our PRC subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.
We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.
Futu Holdings Limited is a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Treaties, which became effective in January, 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT, which became effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Financial

Information — Taxation — PRC.” As of June 30, 2022, the total retained earnings of our subsidiaries and Consolidated Affiliated Entities located in China accounted for a relatively small portion of our Group’s total retained earnings and we currently do not have any plan to make offshore distribution. We intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.
The audit report included in SEC filings had historically been prepared by an auditor who was not inspected by the Public Company Accounting Oversight Board and, as such, our investors have been deprived of the benefits of such inspection.
Our independent registered public accounting firm that issued the audit report included in SEC filings as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (“PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was unable to conduct inspections and investigations before 2022. Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. We and investors in our securities are deprived of the benefits of such PCAOB inspections. On December 15, 2022, the PCAOB announced that it was able to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. However, the inability of the PCAOB to conduct inspections of auditors in China in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that have been subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
The ADSs could be delisted from the Nasdaq Global Market and prohibited from trading “over the counter” if the Public Company Accounting Oversight Board is unable to inspect auditor located in China. The delisting of the ADSs from the Nasdaq Global Market and inability to trade, or the threat thereof, may materially and adversely affect the value of your investment.
On December 18, 2020, the Holding Foreign Companies Accountable Act (“HFCAA”), was enacted. Under the HFCAA, the SEC will prohibit our securities from being listed on U.S. securities exchanges or traded “over-the-counter” if we have filed audit reports issued by a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021 or any year thereafter.
On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA, or the Final Amendments. The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer and its consolidated operating entity or entities owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer and its consolidated operating entity or entities, the name of each official of the Chinese Communist Party who is a member of the board of the issuer or its operating entity, and whether the articles of incorporation of the issuer or its operating entity contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA. According to the Final Amendments, the SEC will identify a Commission-Identified Issuer if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on such issuer for three consecutive years. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. On

December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Mainland China and Hong Kong, and our auditor was subject to this determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB announced that it was able to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its prior determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer following the filing of our annual report for the fiscal year ending December 31, 2022. However, the PCAOB is continuing to demand complete access in Mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in Mainland China and Hong Kong, we may be identified as a Commission-Identified Issuer accordingly. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if the PCAOB is unable to inspect or completely investigate PCAOB-registered public accounting firms headquartered in China for three consecutive years in the future, or two consecutive years if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. In the event of such prohibition, the Nasdaq may determine to delist our securities.
The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. On December 20, 2022, the Chair of the U.S. House Appropriations Committee joined the Chair of the U.S. Senate Appropriations Committee in releasing proposed legislation entitled “Consolidated Appropriations Act, 2023”, which also contains such provision. This proposed legislation, a product of bipartisan negotiations, is expected to be considered for approval first in the U.S. Senate and then in the U.S. House of Representatives on or before December 23, 2022. If this proposed legislation is approved by the U.S. Congress and signed into law by President Biden in its current form, and the number of consecutive non-inspection years required from triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and the ADSs could be prohibited from trading in the United States in a shorter period in the event that we become identified as a Commission-Identified Issuer.
If our shares and the ADSs are prohibited from trading in the United States, such a prohibition would substantially impair the ability of our investors to sell or purchase the ADSs when they wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Class A ordinary shares or ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
It may be difficult for overseas authorities to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas authorities, including the SEC, the PCAOB, and the U.S. Department of Justice, can directly conduct investigation or evidence collection activities within the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas authorities without PRC government approval. The Confidentiality and Archives Administration Provisions also emphasize that the investigation and evidence collection in relation to the oversea securities offering and listing by the domestic companies by the oversea authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration. While detailed interpretation of or implementation rules under Article 177 are yet to be promulgated, and the Confidentiality and Archives Administration Provisions are only in the draft form for public comments, the inability for overseas authorities to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.
RISKS RELATED TO OUR CORPORATE STRUCTURE
We depend on contractual arrangements with the VIEs and their shareholders to operate a part of our business in China and to hold the necessary licenses for our operations, which may not be as effective as direct ownership in providing operational control and otherwise may have a material adverse effect as to our business.
Although the vast majority of our business is conducted in Hong Kong, we depend on the Consolidated Affiliated Entities, which our Cayman Islands holding company does not have equity interests in, to conduct a part of our operations in China and hold the necessary licenses for our operations, for example, the ICP license. For the years ended December 31, 2019, 2020, 2021 and for the six months ended June 30, 2022, we generated 0.2%, 0.3%, 0.3% and 0.4% of our total revenues through the Consolidated Affiliated Entities in China, respectively, whose assets accounted for 0.1%, 0.1%, 0.1% and 0.1% of our total assets during the same periods, respectively. For a description of these contractual arrangements, see “Contractual Arrangements.” You are not purchasing equity interest in the Consolidated Affiliated Entities in China, and instead are directly purchasing equity securities of a Cayman Islands holding company. Our contractual arrangements with VIEs may not be as effective as direct ownership in providing us with control over the Consolidated Affiliated Entities. If the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the Consolidated Affiliated Entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the Consolidated Affiliated Entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.
All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, such arbitration provisions do not apply to claims made under the United States federal securities laws. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system and potential future actions by the PRC governments could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the Consolidated Affiliated Entities, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to Our Presence in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.
The shareholders of the VIEs in China may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
In connection with our operations in China, we depend on the shareholders of the VIEs to abide by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as the shareholders of the VIEs may differ from the interests of our company as a whole, as what is in the best interests of the VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the VIEs and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.
Currently, we do not have arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in the VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of the VIEs as provided under the power of attorney agreements, directly appoint new directors of the VIEs. We rely on the shareholders of the VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
If the PRC government deems that the contractual arrangements in relation to the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
The PRC government regulates internet-based businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in internet-based businesses. Specifically, the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), which came into effect on January 1, 2022 and replaced the previous version provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service, domestic multi-party communications service, store-and-forward service, and call center service provider which does not apply to us. The Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version) also provides that foreign investors are prohibited to own any equity interests in network culture operation, and the production and operation of broadcasting and television programs.
Futu Holdings Limited is a holding company incorporated in the Cayman Islands, which has no material operations. We conduct a substantial majority of our operations through our subsidiaries in Hong Kong and China and Consolidated Affiliated Entities in China. We control and receive the economic benefits of the Consolidated Affiliated Entities’ operations through certain contractual arrangements.
Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our business in China through Shenzhen Futu and Hainan Futu Information Services Co., Ltd. (“Hainan Futu”), or the VIEs, and their affiliates. Shensi Network Technology (Beijing) Co., Ltd. (“Shensi Beijing” or the “WFOE”) has entered into a series of contractual arrangements with the VIEs and its shareholders. In addition, pursuant to the resolutions of all shareholders of Futu Holdings Limited and the resolutions of the board of directors of Futu Holdings Limited (the “Board” or “Board of Directors”), the Board of Directors or any officer authorized by such Board shall cause Shensi Beijing to exercise Shensi Beijing’s rights under the power of attorney agreements entered into among Shensi Beijing, each VIE and the shareholders of such VIE, as well as Shensi Beijing’s rights under the exclusive option agreement between Shensi Beijing and the VIE. As a result of these resolutions and the provision of unlimited financial support from our Company to Shenzhen Futu, we are considered to be the primary beneficiary of the VIEs for accounting purposes under U.S. GAAP. For a description of these contractual arrangements, see “Contractual Arrangements”.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC Legal Advisors, based on its understanding of the relevant laws and regulations currently in effect, are of the opinion that each of the contracts among our wholly-owned PRC subsidiary, the VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the M&A Rules and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce of the PRC (the “MOFCOM”), or the MIIT, or other authorities that regulate the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.
If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of the Consolidated Affiliated Entities and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, the relevant regulatory authorities would have broad discretion in dealing with such violations, including, but not limited to:
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revoking our business and operating licenses;

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levying fines on us;

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confiscating any of our income that they deem to be obtained through illegal operations;

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shutting down our services;

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discontinuing or restricting our operations in China;

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imposing conditions or requirements with which we may not be able to comply;

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requiring us to change our corporate structure and contractual arrangements, including terminating the contractual arrangement with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate or exert effective control over the Consolidated Affiliated Entities;

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restricting or prohibiting our use of the proceeds from overseas offering to finance the Consolidated Affiliated Entities’ business and operations; and

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taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “Risk Factors — Risks Related to Our Corporate Structure — Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance and business operations.” Our offshore holding company in the Cayman Island, the VIEs and our investors may face uncertainties about potential future actions relating to the VIE structure by Chinese government. Occurrence of any of these events could materially and adversely affect the enforceability of the contractual arrangement with the VIEs and, consequently, our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the Consolidated Affiliated Entities or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of the Consolidated Affiliated Entities in our consolidated financial statements. See “Contractual Arrangements.” In addition, our shares may decline in value if we are unable to assert our contractual control rights over the assets or receive the economic benefits of the VIE and its subsidiaries that conduct some of our operations.

If we exercise the option to acquire equity ownership of the VIE, the ownership transfer may subject us to certain limitations and substantial costs.
Pursuant to the Special Administration Measures (Negative List) for Foreign Investment Access (2021) Edition, and the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%. In addition, even though the qualification requirements for the main foreign investors under the FITE, for which the main foreign investor who invests in a value-added telecommunications business in China must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations in such industry, or the Qualification Requirements, has been cancelled since May 1, 2022, according to the State Council’s Decision to Amend and Abolish Certain Administrative Regulations. Currently, no applicable PRC laws, regulations or rules have provided further clear guidance on specific requirement or regulatory procedures had been published for foreign investment in the value-added telecommunications business in the PRC in view of the removal of the Qualification Requirements. Nevertheless, under the amended FITE Regulations, whilst foreign investors are able to invest in entities holding an ICP License (holding up to 50% equity interest and not more), whether an entity held by foreign shareholders may hold a value-added telecommunication license is still subject to the examination of substance and merits by relevant authority. In addition, the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) prohibits foreign investors from investing in internet audio-visual program services and internet culture activities with the exception of music.
If the PRC laws were revised to allow foreign investors to hold more than 50% of the equity interests of value-added telecommunications enterprises or to allow foreign investors to invest in enterprise with internet audio-visual program or internet culture activities businesses in China, due to the necessity of ICP services for internet audio-visual program services and internet cultural activities, we might be unable to unwind the series of contractual arrangements entered into between the WFOE, the Consolidated Affiliated Entities and their registered shareholders, namely, Mr. Li and Ms. Lei Li (the “Registered Shareholders”), as detailed in the section headed “Contractual Arrangements” (the “Contractual Arrangements”) due to the reason that the relevant Consolidated Affiliated Entities provide commercial internet information and operate “prohibited” businesses (i.e. radio and television program production business and internet culture business) on the same platform. All these Relevant Businesses form an integral part of the Group’s business and are operated on the same platform, which cannot be separated apart from one another. According to the interview with the relevant authorities, we understand that a foreign-invested enterprise will not be granted with an ICP License if it also engages in foreign prohibited businesses such as radio and television program production and operation in addition to value-added telecommunication businesses. See “Contractual Arrangement” for further information.
Pursuant to the Contractual Arrangements, Shensi Beijing or its designated person has the exclusive right to purchase all or part of the equity interests in the VIEs at the lower of the amount of their respective paid-in capital in the VIE and the lowest price permitted under applicable PRC laws. Subject to relevant laws and regulations, the shareholders of the VIEs shall return any amount of purchase price they have received to Shensi Beijing. If such a transfer takes place, the relevant tax authority may ask Shensi Beijing to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
Futu Holdings Limited is a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of the Latest Practicable Date, the VIEs had made appropriations to statutory reserves. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company — B. Business Overview — Regulation — Overview of the Laws and Regulations Relating to Our Business and Operations in China — Regulations on Foreign Exchange — Regulations on Dividend Distribution” in our 2021 Form 20-F.
Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Risk Factors — Risks Related to Our Corporate Structure — Our contractual arrangements with the VIEs may result in adverse tax consequences to us in the PRC.”
Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Risk Factors — Risks Related to Our Presence in China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”
Our contractual arrangements with the VIEs may result in adverse tax consequences to us in the PRC.
We could face adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with the VIEs were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of the VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to the VIEs for underpaid taxes; or (ii) limiting the ability of the VIEs to obtain or maintain preferential tax treatments and other financial incentives.
If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfil their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.
Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the market supervision administration.
In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our PRC subsidiary and Consolidated Affiliated Entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiary or Consolidated Affiliated Entities, we, our PRC subsidiaries or Consolidated Affiliated Entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

We may lose the ability to use and benefit from assets held by the VIEs that are material to the operation of our business if either of the Consolidated Affiliated Entities goes bankrupt or becomes subject to dissolution or liquidation proceeding.
As part of our contractual arrangements with the VIEs, these entities may in the future hold certain assets that are material to the operation of our business. If either of the Consolidated Affiliated Entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the Consolidated Affiliated Entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If either of the VIEs undergoes voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations. See “Financial Information — Significant Accounting Policies and Estimates — Basis of Consolidation.”
Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance and business operations.
The National People’s Congress approved the Foreign Investment Law of the PRC (the “Foreign Investment Law”) on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law, or the Implementation Regulations on December 26, 2019, effective from January 1, 2020, to replace the trio of prior laws and their implementation rules and ancillary regulations regulating foreign investment in China. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the Foreign Investment Law and the Implementation Regulations are relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

RISKS RELATED TO OUR CLASS A ORDINARY SHARES AND ADSs
The trading price of the ADSs and Class A Ordinary Shares may be volatile, which could result in substantial losses to you.
The trading price of the ADSs has been volatile since the ADSs started to trade on the Nasdaq Global Market on March 8, 2019. The market price for the ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:
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regulatory developments affecting us or our industry or China-based companies in general;

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adverse market rumors, speculations, media reports or other negative publicity involving us or our industry or China-based companies in general, some of which may be unsubstantiated or inaccurate;

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announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;

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changes in the economic performance or market valuations of other financial service providers;

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actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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changes in financial estimates by securities research analysts;

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conditions in the market for financial services;

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announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

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additions to or departures of our senior management;

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fluctuations of exchange rates between the Renminbi and the U.S. dollar;

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release or expiry of lock-up or other transfer restrictions on our outstanding shares or the ADSs; and

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sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities, for example the significant volatility of the share prices after a series of policies and proposals issued by the Chinese government in relation to the education industry and cybersecurity review in 2021. See also “Risk Factors — Risks Related to Our Presence in China — Changes in social conditions, political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies”. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our Class A Ordinary Shares or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. Furthermore, the stock market in general has experienced large price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A Ordinary Shares or ADSs. Volatility or a lack of positive performance in our Class A Ordinary Shares or ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. We may be the target of this type of litigation in the future. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
Certain principal shareholders have substantial influence over our key corporate matters and will continue to have such influence following the Listing, which may deprive you of an opportunity to receive a premium for the Class A Ordinary Shares and/or ADSs and materially reduce the value of your investment.
As of the Latest Practicable Date, Mr. Leaf Hua Li, our founder, chairman and chief executive officer, beneficially owned approximately 36.2% of the total issued share capital of the Company and approximately 59.4% of the voting power of the total issued and outstanding share capital of the Company. Accordingly, Mr. Li has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the Class A Ordinary Shares and/or ADSs. These actions may be taken even if they are opposed by our other shareholders, including the holders of our Class A Ordinary Shares or ADSs.
Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial, and may adversely affect the trading market for the shares.
Our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.00001 per share (the “Class B Ordinary Shares”, and together with Class A Ordinary Shares, the “Shares”), together with certain undesignated shares which may be designated by our Board. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are currently entitled to twenty votes per share as of the Latest Practicable Date and will be further reduced to ten votes per share (except as required by applicable law and in relation to certain reserved matters) with effect from the Listing pursuant to the irrevocable written consent dated November 21, 2022 delivered by Mr. Li. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder thereof to any non-affiliate of such holder, each such Class B Ordinary Share will be automatically and immediately converted into one Class A Ordinary Share.
As of the Latest Practicable Date, Mr. Leaf Hua Li, our founder, chairman of the Board and chief executive officer, and Qiantang River Investment Limited, an existing shareholder of ours beneficially owned all of our issued Class B Ordinary Shares. These Class B Ordinary Shares constituted approximately 34.16% of our total issued and outstanding share capital and approximately 91.21% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. The considerable influence of holders of our Class B Ordinary Shares will be reduced immediately upon the Listing, as a result of (i) the conversion of Class B Ordinary Shares held by Tencent Group into Class A ordinary shares upon the Listing and (ii) an amendment to Class B Ordinary Share’s voting power, where Class B Ordinary Shares will be capped at ten votes per share with effect from the Listing pursuant to the irrevocable written consent dated November 21, 2022 delivered by Mr. Li, while Class A Ordinary Shares will continue entitling the Shareholder to one vote per share. Upon the Listing and assuming that no further Shares are issued under the Share Incentive Plans between the Latest Practicable Date and the Listing Date, Mr. Li will become the sole owner of our Class B Ordinary Shares, which will represent approximately 73.28% of the voting rights in our Company. On the other hand, as a result of the conversion of Class B Ordinary Shares held by Tencent Group into Class A Ordinary Shares upon the Listing, Tencent Group will beneficially own 247,418,662 Class A Ordinary Shares, representing approximately 7.56% of the voting power of our total issued and outstanding shares assuming that no further Shares are issued under the Share Incentive Plans between the Latest Practicable Date and the Listing Date. Such conversion will have a dilutive impact on the voting right of our Class A Ordinary Shares in matters that is submitted to the class voting of holders of Class A Ordinary Shares only.
As a result of the above-mentioned concentration of our Share’s voting power and ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. Our dual-class share structure and this concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares and ADSs may view as beneficial.
The structure of our share capital may render the Class A Ordinary Shares and/or ADSs ineligible for inclusion in certain stock market indices, and thus adversely affect the market price and liquidity of the Class A Ordinary Shares and/or ADSs.
We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of our Class A Ordinary Shares or the ADSs, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class A Ordinary Shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A Ordinary Shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of our Class A Ordinary Shares or the ADSs could be adversely affected.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the Shares and/or ADSs and trading volume could decline.
The trading market for our Class A Ordinary Shares and ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A Ordinary Shares and/or ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares and/or ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares and/or ADSs to decline.
Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Class A Ordinary Shares or ADSs for return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares and ADSs as a source for any future dividend income.
Our Board of Directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in our Class A Ordinary Shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares and/or ADSs (as the case may be). There is no guarantee that our Class A Ordinary Shares and/or ADSs will appreciate in value or even maintain the price at which you purchased our Class A Ordinary Shares and/or ADSs. You may not realize a return on your investment in the Class A Ordinary Shares and/or ADSs and you may even lose your entire investment in our Class A Ordinary Shares or ADSs.
Substantial future sales or perceived potential sales of our listed securities in the public market could cause their trading price to decline.
Sales of substantial amounts of our Class A Ordinary Shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and ADSs and could materially impair our future ability to raise capital through equity offerings in the future. All of the ADSs representing our Class A Ordinary Shares sold in our initial public offering and follow-on offering are freely tradable without any restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All of our shares outstanding prior to our initial public offering are “restricted securities” as defined in Rule 144 and, in the absence of registration, may not be sold other than in accordance with Rule 144 under the Securities Act or another exemption from registration.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and holders of the ADSs must act through the depositary to exercise those rights.
Holders of ADSs do not have the same rights as our registered shareholders. Holders of ADSs do not have any right to attend general meetings of our shareholders or to cast any votes at such meetings. ADS holders will only be able to exercise the voting rights which are carried by the underlying Class A Ordinary Shares represented by their ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. If we instruct the depositary to ask for instructions from ADS holders, then upon receipt of such voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A Ordinary Shares that are represented by the relevant ADSs, in accordance with the instructions from the ADS holder. If we do not instruct the depositary to ask for instructions from ADS holders, the depositary may still vote in accordance with instructions you give, but it is not required to do so. Under the deposit agreement for the ADSs, if ADS holders do not vote, the depositary will give us a discretionary proxy to vote our Class A Ordinary Shares underlying ADSs at shareholders’ meetings if:
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we have timely provided the depositary with notice of meeting and related voting materials;

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we have instructed the depositary that we wish a discretionary proxy to be given;

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we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and

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a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A Ordinary Shares underlying your ADSs from being voted under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A Ordinary Shares are not subject to this discretionary proxy. ADS holders will not be able to directly exercise their right to vote with respect to the underlying Class A Ordinary Shares represented by their ADSs unless they withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 10 calendar days. When a general meeting is convened, ADS holders may not receive sufficient advance notice of the meeting to withdraw the shares underlying their ADSs and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting.

In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent an ADS holder from withdrawing the Class A Ordinary Shares underlying its ADSs and becoming the registered holder of such shares prior to the record date, so that such holder would not be able to attend the general meeting or to vote directly. If we ask for instructions from ADS holders, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver our voting materials to them. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying shares represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out voting instructions received from ADS holders. This means that ADS holders may not be able to exercise their rights to direct how the shares underlying their ADSs are voted and they may have no legal remedy if the shares underlying their ADSs are not voted as they requested.
The right of the ADS holders to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings in the future and may experience dilution in their holdings.
Holders of the ADSs may not receive cash dividends or other distributions if the depositary decides it is impractical to make them available to you.
The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our Class A Ordinary Shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay to holders of ADSs the cash dividends or other distributions it or the custodian receives on our Class A Ordinary Shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Class A Ordinary Shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to such ADS holders.
We and the depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.
We and the depositary are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A Ordinary Shares, but will have no right to any compensation whatsoever.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our Class A Ordinary Shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If any holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
Holders of the ADSs may be subject to limitations on transfer of their ADSs.
The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this document reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law either (i) to inspect corporate records, other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies, or (ii) to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our Board of Directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.
Our currently effective amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares at a premium.
Our Memorandum and Articles contains provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our Board of Directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our Board of Directors decides to issue preferred shares, the price of our Class A Ordinary Shares and/or ADSs may fall and the voting and other rights of the holders of our Class A Ordinary Shares and ADSs may be materially and adversely affected.
However, our exercise of any such power that may limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions under our Articles after the Listing will be subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, the Listing Rules, and the Takeovers Code. We will at the First GM, propose to our Shareholders certain amendments to our Articles, including removing the Directors’ powers under the Articles to authorize the division of shares into any number of classes and to determine the relative rights, restrictions, preferences, privileges and payment obligations as between the different classes and to issue the shares with such preferred or other rights which may be greater than the rights of ordinary shares, as well as making the Directors’ power to issue preferred shares to be subject to the Articles, compliance with the Listing Rules (and only to such extent permitted thereby) and the Takeovers Code and any applicable rules and regulations of authorities of places where the securities of the Company are listed, and the condition that (x) no new class of shares with voting rights superior to Class A Ordinary Shares will be created and (y) any variation in the relative rights as between the different classes will not result in creating new class of shares with voting rights superior to those of Class A Ordinary Shares.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:
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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

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the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.
As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. Currently, we rely on home country practice as our audit committee consists of two independent directors. We also rely on home country practice exemption with respect to the requirement for annual shareholders meeting and did not hold an annual shareholders’ meeting in 2021. As a result, our shareholders are afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other United States domestic companies.
We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Leaf Hua Li, our founder, chairman of the Board and chief executive officer, owns more than 50% of our total voting power. We are permitted to elect to rely, and are currently relying, on certain exemptions from corporate governance rules under the Nasdaq Stock Market Rules. Currently, the majority of our Board of Directors are not independent directors. In addition, the compensation of our executive officers is not determined or recommended solely by independent directors, and our director nominees are not selected or recommended solely by independent directors. As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or Class A Ordinary Shares to significant adverse United States income tax consequences.
We will be classified as a passive foreign investment company (“PFIC”), for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Although the law in this regard is unclear, we intend to treat the VIEs (including their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of the VIEs (including their subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not expect to be a PFIC for the current taxable year or the foreseeable future.
While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares and/or ADSs, fluctuations in the market price of our Class A Ordinary Shares and/or ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIEs for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is dependent upon the actual financial results for each year in question, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
If we are a PFIC in any taxable year, a U.S. person who invests in the ADSs or ordinary shares may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or our ordinary shares.
We incur and may continue to incur increased costs as a result of being a public company.
As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. As we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We will also incur additional costs as a result of the Listing on the Hong Kong Stock Exchange. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
We may be involved in class action lawsuits in the United States in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and ADSs — The trading price of the ADSs and Class A Ordinary Shares may be volatile, which could result in substantial losses to you”.
Techniques employed by short sellers may drive down the market price of our Class A Ordinary Shares and ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholder’s equity, and any investment in our Class A Ordinary Shares or ADSs could be greatly reduced or rendered worthless.
Your investment in our Class A Ordinary Shares or ADS may be impacted if we are encouraged to issue CDRs in the future.
PRC government authorities have issued new rules that allow PRC technology companies listed outside China to list on the Mainland China stock market through the creation of Chinese Depositary Receipts (“CDRs”). However, as the CDR mechanism is newly established, there are substantial uncertainties in the interpretation and implementation of these rules. We might consider and be encouraged by the evolving PRC governmental policies to issue CDRs and allow investors to trade our CDRs on PRC stock exchanges in the future. However, there are uncertainties as to whether a pursuit of CDRs in China would bring positive or negative impact on your investment in our Class A Ordinary Shares or ADSs.
RISKS RELATED TO THE LISTING
An active trading market for our Class A Ordinary Shares on the Hong Kong Stock Exchange might not develop or be sustained, their trading prices might fluctuate significantly and the effectiveness of the bridging and liquidity arrangements might be limited.
Following the completion of the Listing, we cannot assure you that an active trading market for our Class A Ordinary Shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for the ADSs on the Nasdaq Global Market might not be indicative of those of our Class A Ordinary Shares on the Hong Kong Stock Exchange following the completion of the Listing. If an active trading market of our Class A Ordinary Shares on the Hong Kong Stock Exchange does not develop or is not sustained after the Listing, the market price and liquidity of our Class A Ordinary Shares could be materially and adversely affected.
In 2014, the Hong Kong, Shanghai, and Shenzhen stock exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and PRC investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai, and Shenzhen markets. Stock Connect allows PRC investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, PRC investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen stock exchanges separately announced their amended implementation rules in connection with Southbound Trading to include companies that have shares of dual-class voting rights or weighted voting rights (“WVR”) to be traded through Stock Connect. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary or dual-primary listing on the Hong Kong Stock Exchange. It is unclear whether and when the Class A Ordinary Shares of our Company, a WVR company with a dual-primarily listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Class A Ordinary Shares for trading through Stock Connect will affect PRC investors’ ability to trade our Class A Ordinary Shares and therefore may limit the liquidity of the trading of our Class A Ordinary Shares on the Hong Kong Stock Exchange.
Throughout the Bridging Period, the Designated Dealers intend to implement certain bridging and liquidity arrangements. While such arrangements are expected to contribute towards liquidity to meet demand for our Class A Ordinary Shares in Hong Kong and to maintain a fair and orderly market, investors should be aware that such bridging and liquidity arrangements are subject to the Designated Dealers’ ability to obtain sufficient numbers of our Class A Ordinary Shares to meet demand.
There is no guarantee that such bridging and liquidity arrangements will attain and/or maintain liquidity in our Class A Ordinary Shares at any particular level on the Hong Kong Stock Exchange, nor is there any assurance that the price of our Class A Ordinary Shares in Hong Kong will not exhibit significant volatility. We also cannot guarantee you that the price at which our Class A Ordinary Shares are traded on the Hong Kong Stock Exchange will be substantially the same as or similar to the price at which the ADSs are traded on the Nasdaq Global Market or that any particular volume of our Class A Ordinary Shares will be traded on the Hong Kong Stock Exchange. The bridging and liquidity arrangements being implemented in connection with the Listing are not equivalent to the price stabilization activities which may be undertaken in connection with an initial public offering. The bridging and liquidity arrangements will terminate and cease to continue beyond the Bridging Period. Accordingly, there may be volatility in the Hong Kong market after the Bridging Period.
The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.
The Nasdaq Global Market and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A Ordinary Shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of the Class A Ordinary Shares. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of the ADSs may not be indicative of the performance of our securities (including the ordinary shares) after the Listing.
There is uncertainty as to whether Hong Kong stamp duty will apply to the trading of the ADSs or to interchanges between ADSs and Class A Ordinary Shares following listing of the Class A Ordinary Shares on the Hong Kong Stock Exchange.
In connection with listing of our Class A Ordinary Shares in Hong Kong, or the Listing, we will establish a branch register of members in Hong Kong, or the Hong Kong Share register. Our Class A Ordinary Shares that are traded on the Hong Kong Stock Exchange will be registered on the Hong Kong Share register, and the trading of these Shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between the Nasdaq Global Market and the Hong Kong Stock Exchange, we also intend to move a portion of our issued Class A Ordinary Shares from our register of members maintained in the Cayman Islands to our Hong Kong Share register.
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.
To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs representing shares of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their common shares, including common shares underlying ADSs, in their Hong Kong share registers or on interchanges between those shares and ADSs. However, it is unclear whether, as a matter of Hong Kong law, the trading of these ADSs or deposits in or withdrawals from these ADS facilities for these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered common shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading of the ADSs or interchanges between the ADSs and our Class A Ordinary Shares, the trading price and the value of your investment in our Class A Ordinary Shares and/or the ADSs may be affected.
Exchange between our Class A Ordinary Shares and the ADSs may adversely affect the liquidity and/or trading price of each other.
The ADSs are currently traded on the Nasdaq Global Market. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Class A Ordinary Shares may deposit Class A Ordinary Shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying Class A Ordinary Shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A Ordinary Shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A Ordinary Shares on the Hong Kong Stock Exchange and the ADSs on the Nasdaq Global Market may be adversely affected.
The time required for the exchange between Class A Ordinary Shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A Ordinary Shares into ADSs involves costs.
There is no direct trading or settlement between the Nasdaq Global Market and the Hong Kong Stock Exchange on which the ADSs and our Class A Ordinary Shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Class A Ordinary Shares in exchange for the ADSs or the withdrawal of Class A Ordinary Shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for Class A Ordinary Shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A Ordinary Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange Class A Ordinary Shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.

SOURCES OF INFORMATION
This section contains information extracted from the CIC Report, independently prepared by CIC, which has been commissioned by us for this document. We expect to pay CIC a total of RMB830,000 for the CIC Report and our use thereof. CIC is a consulting company established in Hong Kong which provides industry consulting services, commercial due diligence and strategic consulting services for a variety of industries.
CIC undertook both primary and secondary research using various resources to construct this report. Primary research involved interviewing key industry experts and leading industry participants. Secondary research involved analyzing data from various publicly available data sources, including those from the World Federation of Exchanges (“WFE”), the National Bureau of Statistics of China (“NBS”), Shanghai Stock Exchange (“SSE”), Shenzhen Stock Exchange (“SZEX”), China Securities Depository and Clearing Corporation Limited (“CSDC”), the Hong Kong Exchanges and Clearing Limited (“HKEX”), the New York Stock Exchange (“NYSE”), Nasdaq, the Singapore Exchange (“SGX”) and SFC. The information and data collected by CIC have been analyzed, assessed and validated using CIC’s in-house analysis models and techniques. The methodology used by CIC is based on information gathered from multiple levels, which allows for such information to be cross-referenced for reliability and accuracy.
CIC prepared its report on the following basis and assumptions for historical data and projections: (i) the overall social, economic and political environment in China, Singapore and the U.S. is expected to remain stable during the forecast period; (ii) the relevant key industry drivers are likely to propel continued growth in the global securities market throughout the forecast period, including growing penetration of online securities brokerage services, increasing demands for overseas asset diversification by investors, and improving legal and regulatory environment; and (iii) there will be no extreme force majeure or unforeseen industry regulations which may affect the market significantly or fundamentally.
OVERVIEW OF THE GLOBAL SECURITIES MARKET
The global securities market, including markets for stocks, bonds, ETFs, derivatives and other securities, experienced a growth in trading volume from US$163.3 trillion in 2017 to US$269.6 trillion in 2021 at a CAGR of 13.4%. The trading volume is projected to further reach US$334.5 trillion in 2026 at a CAGR of 4.4%. Such growth is driven by multiple factors, including enterprises’ continuous fundraising demands through capital markets, the robust increase of retail investors’ disposable income and innovations in brokerage products and services. However, the global securities trading volume is expected to experience slight decreases in 2022 and 2023 in view of a slowdown in global economic growth and the weakening performance of global securities market due to the tightening financial conditions in most regions introduced to tackle rising inflation and living costs, geopolitical conflicts and the lingering impact of the COVID-19 pandemic. The global securities trading volume is expected to increase in 2024 and afterwards in view of the factors that global economies will recover and geopolitical uncertainties will be alleviated in the long run.

Global Securities Trading Volume by Listing Venue(1), 2017-2026E

CAGR (2017-2021)
CAGR (2021-2026E)
Hong Kong 17.4% 9.6%
Thc U.S. 17.9% 5.4%
Singaporc 6.0% 5.3%
Mainland China 27.4% 7.4%
Others 4.6% 1.0%
Total 13.4% 4.4%
US$ trillion
350
300
250
200
150
100
50
0
2017: 163.3; 2.8; 62.0; 0.3; 18.6; 79.6
2018: 180.6; 3.4; 84.2; 0.3; 15.3; 77.5
2019: 162.1; 2.7; 71.6; 0.3; 22.0; 65.5
2020: 233.3; 4.1; 106.5; 0.4; 38.6; 83.7
2021: 269.6; 5.3; 119.6; 0.4; 49.2; 95.2
2022E: 268.5; 4.6; 114.2; 0.4; 53.6; 95.7
2023E: 265.5; 4.9; 106.8; 0.4; 57.4; 96.1
2024E: 287.7; 5.9; 122.0; 0.4; 61.8; 97.7
2025E: 310.7; 7.0; 138.2; 0.4; 66.1; 99.0
2026E: 334.5; 8.3; 155.3; 0.5; 70.4; 100.0

Source: HKEX, NYSE, Nasdaq, SGX, SSE, SZSE, CSDC, WFE, CIC
Note:
(1)
The calculation is based on trading volume from retail investors and institutional investors, both of which include trading volume from market makers.

Current market trends of the global securities market
•
Accelerating online penetration.   The development of mobile technology and investors’ growing preference for online trading have advanced digital brokerage services which enable investors to place and submit orders to brokers online and execute securities transactions electronically. The outbreak of the COVID-19 pandemic has further accelerated the migration of trading activities from offline channels to online platforms. As a result, from 2017 to 2021, the penetration rate of online trading has increased from 40.4% to 53.2% and is expected to further increase to 62.2% in 2026.

•
Increasing retail participation.   The number of global retail investors continues to grow over the years, driven by improved financial literacy and a lower barrier to access financial markets. In 2021, trading volume from retail investors accounted for approximately 47.4% of the total trading volume of the global securities market, up from 39.6% in 2017, and is expected to account for 48.8% in 2026. Retail investors have been net buyers of securities globally and are exerting increasing influence on stock performance. For example, U.S. retail investors’ average weekly net purchases of equities increased five-fold to over US$5.0 billion from 2019 to 2021. Notably Hong Kong, Singapore and the U.S. presented the highest retail participation globally. In 2021, retail investors in these three markets represented 53.5%, 52.3% and 43.0% of their respective adult population, significantly higher than the global average of 16.3%.

•
Emerging demand for vibrant social communities.   An increasing number of young and tech-savvy retail investors actively engage in social communities. In Asia and North America, online brokerage platforms, which typically offer social communities, have gained popularity, evidenced by an approximately 10% annual growth in active users’ daily average time spent thereon from 2019 to 2021. Younger investors tend to use social networks to share investment experiences, acquire market data and information and seek investment advice.

•
Diversifying product and service portfolio.   Many leading market players have transformed from securities brokerage tools into one-stop financial service platforms that integrate online trading, margin financing and securities lending, wealth management and other value-added services.

Market size of the global online securities market
Driven by investors’ rising preference for digital investment channels, the global online securities market demonstrated strong growth in the past five years. The trading volume of the global online securities market grew rapidly at a CAGR of 21.5% from US$66.0 trillion in 2017 to US$143.5 trillion in 2021.
The global online securities market will continue to experience robust growth due to the expansion of global capital markets, growing acceptance of online financial services and products and technology upgrades of online brokers. The trading volume of the global online securities market is projected to increase at a CAGR of 7.7% from 2021 to 2026 and reach US$208.1 trillion in 2026. The online securities trading penetration rate is estimated to reach 62.2% globally in 2026, while retail investors’ contribution to global online securities trading is expected to grow from 58.6% in 2021 to 59.2% in 2026.
Global Online Securities Trading Volume(1) by Listing Venue, 2017-2026E

CAGR (2017-2021)
CAGR (2021-2026E)
Hong Kong 22.2% 12.1%
The U.S. 27.5% 8.9%
Singapore 12.4% 10.2%
Mainland China 30.9% 11.7%
Others 10.6% 2.1%
Total 21.5% 7.7%
US$ trillion
250
200
150
100
50
0
2017: 66.0; 1.5; 26.1; 0.1; 9.6; 28.7
2018: 77.4; 2.0; 37.3; 0.1; 8.8; 29.2
2019: 73.2; 1.7; 33.3; 0.1; 12.7; 25.5
2020: 117.2; 2.5; 56.5; 0.2; 24.6; 33.5
2021: 143.5; 3.4; 69.0; 0.2; 28.1; 42.8
2022E: 144.9; 3.0; 66.9; 0.2; 31.2; 43.5
2023E: 147.6; 3.3; 65.1; 0.2; 34.9; 44.2
2024E: 166.2; 4.0; 77.2; 0.2; 39.3; 45.4
2025E: 186.3; 4.9; 90.7; 0.3; 44.0; 46.5
2026E: 208.1; 6.1; 105.5; 0.3; 48.8; 47.5
Global securities online trading penetration rate(2)
40.4% 42.8% 45.2% 50.2% 53.2% 54.0% 55.6% 57.8% 60.0% 62.2%

Source: HKEX, NYSE, Nasdaq, SGX, SSE, SZSE, CSDC, WFE, CIC
Notes:
(1)
The calculation is based on trading volume from retail investors and institutional investors, both of which include trading volume from market makers.

(2)
The global securities online trading penetration rate refers to the percentage of global online securities market out of the total global securities market measured by trading volume.

Global Online Securities Trading Volume(1) by End Investor Type, 2017-2026E

Source: HKEX, NYSE, Nasdaq, SGX, SSE, SZSE, CSDC, WFE, CIC
Notes:
(1)
The calculation is based on trading volume from retail investors and institutional investors, both of which include trading volume from market makers.

(2)
The retail investor participation rate of global online securities market refers to retail investors’ trading volume as percentage of total trading volume of global online securities market. Retail investors’ online securities trading volume can be conducted through online brokers or traditional brokers.

HONG KONG, THE U.S. AND SINGAPORE ONLINE RETAIL SECURITIES MARKETS
Ranked as the first and fifth online securities market by trading volume in 2021, U.S. and Hong Kong were also among the world’s fastest-growing online retail securities markets from 2017 to 2021, with a CAGR of 32.9% and 18.2%, respectively. Besides, Southeast Asian countries, including Singapore, Indonesia, Malaysia and Thailand, constitute a blue ocean market opportunity for online retail brokers. The growth of Singapore’s retail investor base is expected to drive the growth of online retail trading volume not only in the Singapore securities market, but also in the U.S. and Hong Kong securities markets, due to retail investors’ increasing appetite for global investment opportunities and asset diversification, and the introduction of online platforms that facilitates access to investment products and services.
Market drivers for Hong Kong, the U.S. and Singapore online retail securities markets
•
Growing retail investor base.   A large number of retail investors worldwide have been attracted by a wide range of diversified investment products through online trading services provided in Hong Kong, the U.S. and Singapore securities markets. From 2017 to 2021, each of these three countries and regions has experienced a double-digit CAGR in terms of retail investor base in the online retail securities market due to retail investors’ increasing appetite for global investment opportunities and asset diversification, and increasing online trading services.

•
Integrated online services.   Digitalized trading platforms that provide intuitive interfaces and charge low commission fees have made securities markets more accessible to retail investors, particularly for the younger and tech-savvy generations. Digitalized trading platforms typically offer users a large variety of integrated products and services across multiple markets and currencies on a single platform. For example, users can access standard investment services, such as trade execution, margin financing and securities lending and wealth management, as well as other value-added services, such as market data and information services, interactive social communities and robo-advisory solutions.

•
Abundant investment opportunities.   Hong Kong, the U.S. and Singapore are popular listing venues for companies globally. From 2017 to 2021, IPO fundraising in the U.S. and Hong Kong increased by a CAGR of approximately 63.7% and 36.8%, respectively, primarily attributable to the deep pool of investors and high trading liquidity in these two markets. In particular, Hong Kong has introduced a new listing regime to facilitate the listing of innovative companies with weighted voting rights, pre-revenue biotech companies, and the secondary listing of qualified overseas listed companies.

Implementation of these new listing rules effectively expands the availability of investment opportunities. Singapore, long known as a financial hub in Southeast Asia, is also highly recognized by its rich and diversified investment product offerings, including FTSE China A50 index futures and REITs.
Market size of the Hong Kong online retail securities market
Driven by growth in the number of retail investors, the trading volume of the Hong Kong online retail securities market increased from US$701.1 billion in 2017 to US$1,367.1 billion in 2021 at a CAGR of 18.2% and is expected to reach US$2,488.5 billion in 2026 at a CAGR of 12.7%. Hong Kong securities market’s overall retail participation rate measured by trading volume was 36.1% in 2021, and is projected to reach 37.9% in 2026. Hong Kong securities market’s overall online penetration rate measured by trading volume increased from 55.4% in 2017 to 65.1% in 2021, and is expected to reach 72.8% in 2026.
Hong Kong Online Retail Securities Trading Volume(1),
by Citizenship of Retail Investors, 2017-2026E

US$ billion
Investors from Hong Kong
Investors from the U.S.
Investors from Singapore
Investors from Mainland China
Investors from other countries and regions
2,500
2,000
1,500
1,000
500
0
2017: 701.1; 450.9; 26.0; 15.4; 159.4; 49.4
2018: 892.4; 535.7; 45.4; 26.9; 198.7; 85.7
2019: 751.7; 478.4; 26.5; 15.6; 181.5; 49.7
2020: 1,047.2; 668.5; 31.5; 30.4; 270.2; 46.7
2021: 1,367.1; 810.0; 63.1; 55.1; 327.6; 111.3
2022E: 1,220.3; 723.1; 57.3; 49.1; 292.6; 98.2
2023E: 1,328.6; 784.3; 63.5; 55.3; 318.0; 107.5
2024E: 1,648.9; 946.0; 85.4; 77.8; 400.1; 139.7
2025E: 2,025.6; 1,130.7; 112.5; 106.8; 497.9; 177.7
2026E: 2,488.5; 1,351.7; 147.2; 145.7; 619.6; 224.3

	CAGR (2017-2021)	CAGR (2021-2026E)
Investors from Hong Kong	15.8%	10.8%
Investors from the U.S.	24.8%	18.5%
Investors from Singapore	37.4%	21.5%
Investors from Mainland China	19.7%	13.6%
Investors from other countries and regions	22.5%	15.0%
Total	**18.2%**	**12.7%**

	2017	2018	2019	2020	2021	2022E	2023E	2024E	2025E	2026E
Overall retail participation rate[2]	*38.7%*	*37.3%*	*39.3%*	*36.5%*	*36.1%*	*36.4%*	*36.8%*	*37.2%*	*37.5%*	*37.9%*
Overall online penetration rate[3]	*55.4%*	*59.2%*	*60.9%*	*60.5%*	*65.1%*	*65.5%*	*67.1%*	*68.7%*	*70.3%*	*72.8%*

Source: HKEX, WFE, CIC
Notes:
(1)
The calculation is based on trading volume from retail investors, including trading volume from market makers.

(2)
The overall retail participation rate of the Hong Kong securities market refers to the percentage of Hong Kong retail securities market out of the overall Hong Kong securities market measured by trading volume.

(3)
The overall online penetration rate of the Hong Kong securities market refers to the percentage of Hong Kong online securities market out of the overall Hong Kong securities market measured by trading volume.

The number of retail investors participating in the Hong Kong online retail securities market grew at a CAGR of 31.4% from 2.9 million in 2017 to 8.6 million in 2021, and is expected to reach 13.7 million in 2026 at a CAGR of 9.7%. Among others, investors from Mainland China played a significant role in the expansion of retail investor base of the Hong Kong online retail securities market. In 2021, 45.9% of retail investors participating in the Hong Kong online retail securities market were from Mainland China, compared to 21.3% in 2017, and this percentage is expected to reach 48.1% in 2026.
Retail Investors in Hong Kong Online Retail Securities Market
by Citizenship of Investors, 2017-2026E

CAGR (2017-2021)
CAGR (2021-2026E)
Million
Investors from Hong Kong 15.8% 4.3%
Investors from the U.S. 25.4% 11.0%
Investors from Singapore 42.1% 19.3%
Investors from Mainland China 59.2% 10.7%
Investors from other countries and regions 13.2% 7.5%
Total 31.4% 9.7%
15
12
9
6
3
0
2017: 2.9 (1.6, 0.2, 0.2, 0.6, 0.3)
2018: 3.7 (1.8, 0.3, 0.3, 1.0, 0.3)
2019: 4.7 (1.8, 0.3, 0.4, 1.8, 0.3)
2020: 7.2 (2.5, 0.4, 0.5, 3.3, 0.4)
2021: 8.6 (2.8, 0.5, 0.9, 4.0, 0.5)
2022E: 9.2 (2.9, 0.6, 1.1, 4.1, 0.5)
2023E: 10.2 (3.0, 0.7, 1.3, 4.6, 0.6)
2024E: 11.3 (3.2, 0.7, 1.6, 5.2, 0.6)
2025E: 12.5 (3.3, 0.8, 1.8, 5.9, 0.7)
2026E: 13.7 (3.5, 0.9, 2.1, 6.6, 0.7)

Source: HKEX, WFE, CIC
Market size of the U.S. online retail securities market
The trading volume of the U.S. online retail securities market was US$29.8 trillion in 2021, growing from US$9.6 trillion in 2017 at a CAGR of 32.9%, and is projected to reach US$47.2 trillion in 2026 at a CAGR of 9.7%. U.S. securities market’s overall retail participation rate measured by trading volume increased from 34.9% in 2017 to 39.8% in 2021, and is projected to reach 41.2% in 2026. U.S. securities market’s overall online penetration rate measured by trading volume grew from 42.1% in 2017 to 57.7% in 2021, and is expected to reach 67.9% in 2026.

U.S. Online Retail Securities Trading Volume(1)
by Citizenship of Retail Investors, 2017-2026E

CAGR (2017-2021)
CAGR (2021-2026E)
Investors from Hong Kong 42.4% 17.0%
Investors from the U.S. 31.1% 8.7%
Investors from Singapore 64.0% 23.6%
Investors from Mainland China 48.6% 15.3%
Investors from other countries and regions 40.8% 12.4%
Total 32.9% 9.7%
US$ trillion
60
50
40
30
20
10
0
9.6
0.1
8.2
1.1
0.1
0.02
13.2
0.1
11.2
1.7
0.2
0.03
11.5
0.1
9.5
1.5
0.3
0.04
24.5
0.2
20.1
0.6
0.1
3.5
29.8
0.3
24.2
0.7
0.1
4.4
28.8
0.3
23.2
0.7
0.2
4.4
28.3
0.3
22.6
0.8
0.2
4.4
33.9
0.4
26.9
1.0
0.2
5.4
40.2
0.5
31.6
1.2
0.3
6.6
47.2
0.6
36.8
1.5
0.4
7.9
2017
2018
2019
2020
2021
2022E
2023E
2024E
2025E
2026E

	2017	2018	2019	2020	2021	2022E	2023E	2024E	2025E	2026E
Overall retail participation rate[2]	*34.9%*	*34.0%*	*33.2%*	*39.5%*	*39.8%*	*39.7%*	*40.0%*	*40.4%*	*40.8%*	*41.2%*
Overall online penetration rate[3]	*42.1%*	*44.3%*	*46.4%*	*53.1%*	*57.7%*	*58.6%*	*61.0%*	*63.3%*	*65.6%*	*67.9%*

Source: NYSE, Nasdaq, WFE, CIC
Notes:
(1)
The calculation is based on trading volume from retail investors, including trading volume from market makers.

(2)
The overall retail participation rate of the U.S. securities market refers to the percentage of U.S. retail securities market out of the overall U.S securities market measured by trading volume.

(3)
The overall online penetration rate of the U.S. securities market refers to the percentage of U.S. online securities market out of the overall U.S. securities market measured by trading volume.

The number of retail investors participating in the U.S. online retail securities market grew at a CAGR of 12.2% from 79.9 million in 2017 to 126.5 million in 2021, and is expected to reach 165.5 million in 2026 at a CAGR of 5.5%.

Retail Investors in the U.S. Online Retail Securities Market
by Citizenship of Investors, 2017-2026E

CAGR (2017-2021)
CAGR (2021-2026E)
Investors from Hong Kong 30.0% 13.5%
Investors from the U.S. 9.4% 3.6%
Investors from Singapore 35.5% 16.3%
Investors from Mainland China 56.2% 9.8%
Investors from other countries and regions 15.7% 8.9%
Total 12.2% 5.5%
Million
200
160
120
80
40
0
2017: 79.9; 0.6; 61.9; 1.0; 0.3; 16.2
2018: 85.2; 0.7; 64.5; 1.7; 0.4; 17.8
2019: 90.4; 0.8; 67.0; 3.2; 0.5; 18.9
2020: 110.4; 1.3; 80.0; 5.6; 0.7; 22.8
2021: 126.5; 1.6; 88.7; 6.2; 1.1; 29.0
2022E: 135.7; 1.8; 91.9; 6.5; 1.2; 34.3
2023E: 143.0; 2.1; 95.3; 7.0; 1.4; 37.2
2024E: 150.3; 2.4; 98.7; 7.7; 1.7; 39.8
2025E: 157.6; 2.7; 102.3; 8.8; 1.9; 41.9
2026E: 165.5; 3.0; 105.9; 9.9; 2.2; 44.5

Source: NYSE, Nasdaq, WFE, CIC
Market size of the Singapore online retail securities market
The trading volume of the Singapore online retail securities market grew from US$38.6 billion in 2017 to US$67.4 billion in 2021 at a CAGR of 14.9%, and is expected to reach US$109.9 billion in 2026 at a CAGR of 10.3%. The increase is primarily due to Singapore’s conducive financial policies and expanding personal wealth of local residents. Singapore securities market’s overall retail participation rate measured by trading volume was 35.1% in 2021, and is projected to reach 36.1% in 2026. Singapore securities market’s overall online penetration rate measured by trading volume grew from 36.9% in 2017 to 46.5% in 2021, and is expected to reach 58.4% in 2026.

Singapore Online Retail Securities Trading Volume(1),
by Citizenship of Retail Investors, 2017-2026E

CAGR (2017-2021)	CAGR (2021-2026E)
Investors from Hong Kong, China	21.3%	11.7%
Investors from the U.S.	16.7%	10.8%
Investors from Singapore	14.3%	10.4%
Investors from Mainland China	15.8%	10.6%
Investors from other countries and regions	12.7%	8.0%
Total	**14.9%**	**10.3%**

US$ billion
120
90
60
30
0
38.6
2.5
3.7
23.7
3.5
5.2
41.9
2.9
4.1
25.4
4.3
5.2
40.1
3.0
4.0
24.0
4.5
4.5
56.6
4.4
5.7
34.0
5.4
7.1
67.4
5.3
6.8
40.5
6.4
8.4
72.0
5.7
7.3
43.3
6.7
8.9
77.0
6.2
7.8
46.4
7.2
9.3
86.8
7.1
8.9
52.4
8.2
10.3
97.8
8.1
10.0
59.0
9.3
11.3
109.9
9.2
11.3
66.4
10.6
12.3
2017
2018
2019
2020
2021
2022E
2023E
2024E
2025E
2026E

	2017	2018	2019	2020	2021	2022E	2023E	2024E	2025E	2026E
Overall retail participation rate[2]	*35.5%*	*36.0%*	*36.5%*	*35.8%*	*35.1%*	*35.3%*	*35.5%*	*35.7%*	*35.9%*	*36.1%*
Overall online penetration rate[3]	*36.9%*	*39.5%*	*41.5%*	*43.5%*	*46.5%*	*49.4%*	*51.7%*	*53.9%*	*56.1%*	*58.4%*

Source: SGX, WFE, CIC
Notes:
(1)
The calculation is based on trading volume from retail investors, including trading volume from market makers.

(2)
The overall retail participation rate of the Singapore securities market refers to the percentage of Singapore retail securities market out of the overall Singapore securities market measured by trading volume.

(3)
The overall online penetration rate of the Singapore securities market refers to the percentage of Singapore online securities market out of the overall Singapore securities market measured by trading volume.

The number of retail investors participating in the Singapore online retail securities market grew at a CAGR of 18.0% from 1.9 million in 2017 to 3.7 million in 2021, and is expected to reach 6.2 million in 2026 at a CAGR of 10.6%.

Retail Investors in Singapore Online Retail Securities Market
by Citizenship of Investors, 2017-2026E

CAGR (2017-2021)
CAGR (2021-2026E)
Investors from Hong Kong, China
21.9%
11.3%
Investors from the U.S.
21.5%
10.9%
Investors from Singapore
11.7%
10.7%
Investors from Mainland China
32.2%
8.0%
Investors from other countries and regions
22.3%
11.3%
Total
18.0%
10.6%
Million
7
6
5
4
3
2
1
0
1.9
0.1
0.2
1.0
0.2
0.4
2.2
0.1
0.3
1.1
0.2
0.5
2.5
0.1
1.2
0.3
0.6
3.2
0.2
0.4
1.4
0.4
0.8
3.7
0.2
0.5
1.6
0.5
1.0
4.2
0.3
0.5
1.7
0.5
1.1
4.6
0.3
0.6
1.9
0.5
1.3
5.1
0.4
0.6
2.1
0.6
1.4
5.7
0.4
0.7
2.4
0.6
1.6
6.2
0.4
0.8
2.6
0.7
1.7
2017
2018
2019
2020
2021
2022E
2023E
2024E
2025E
2026E

Source: SGX, WFE, CIC
Market opportunities in other Southeast Asia markets
The online retail securities markets in other Southeast Asian countries, including Indonesia, Malaysia and Thailand, demonstrate enormous growth potential, mainly attributable to the growing number of retail investors, investable assets and demands for convenient online securities investment tools.
•
Development of mobile internet.   Southeast Asia has some of the fastest-growing mobile internet markets in the world. In Indonesia, Malaysia and Thailand, adult users of mobile internet grew from 169.3 million in 2017 to 217.4 million in 2021 at a CAGR of 6.5%. The increase was driven by multiple factors, including a high population growth rate, a large smartphone user base and the rapid development of telecom infrastructure. As a result, the weighted average penetration rate measured by number of mobile internet users out of the total population in Indonesia, Malaysia and Thailand increased from 46.7% in 2017 to 58.0% in 2021, and is expected to reach 67.5% in 2026.

•
Improving access to financial services.   Over 50% of the total adult population in Indonesia, Malaysia and Thailand are yet to gain full access to financial services as of 2021, which translates to a huge potential market for financial services providers, including online brokers. Robust economic growth outlook in the region will accelerate household wealth accumulation. At the same time, the digital financial infrastructure is expected to develop rapidly amid favorable regulatory and financial environment. For example, Central Bank of Malaysia issued the policy document on Licensing Framework for Digital Banks in 2020 to encourage licensed digital banks to offer banking products and services through digital means, enabling innovative application of technology in the financial services sector. In the same year, Bank of Thailand set up a three-year strategic plan (2020 – 2022) to enhance the digitalization of domestic financial system and the development of open infrastructure for financial services sector. Furthermore, the Financial Services Authority of Indonesia launched Master Plan for the Indonesian Financial Services Sector (2021 – 2025) in 2021 to promote the digitalization of financial products and business operations. As a result, the financial services penetration rate measured by banked adults out of the total adult population is expected to rise from 31.7% in 2021 to 46.8% in 2026. Meanwhile, venture capitalists have been actively investing into the FinTech space in Indonesia, Malaysia and Thailand, which ultimately helps facilitate access to financial services and promote greater financial inclusion. In total, FinTech companies’ capital raised in these three countries surged from US$0.1 billion in 2017 to US$1.5 billion in 2021 at a CAGR of 81.0%.

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Popularity of online securities brokerage due to increasing financial asset allocation.   In 2021, households in Indonesia, Malaysia and Thailand allocated only 38.4% of their wealth to financial assets, significantly lower than the global average of 60.6%. As the penetration of mobile internet and accessibility to financial services rise, these countries are expected to follow the same path observed in other Asian countries and regions and experience a structural shift in investment from properties and pensions to stocks, mutual funds and other liquid assets. Online brokers are expected to win the majority of these new retail investors and assets, primarily due to their ability to offer intuitive user interface, seamless trading experience and low commission fees.

COMPETITIVE LANDSCAPE ANALYSIS
The online securities brokerage market generally consists of two types of participants: (i) online brokers and (ii) traditional brokers. Traditional brokers include brokers with offline channels, and brokerage business units within commercial banks.
Online brokers typically present the following features:
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operating securities brokerage business substantially online;

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adopting asset-light business models typically with technological capabilities enabling frequent product iterations and functionality upgrades; and

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offering market intelligence and social networking functions, as one of the major approaches for client acquisition and engagement tools.

Traditional brokers typically present the following features:
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offering comprehensive financial services including securities brokerage business primarily offline;

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providing online functions and tools with limited product iterations and functionality upgrades; and

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having generally long operating history with established client base focusing on institutional investors and relying on offline branches’ sales network for client outreach.

Compared to traditional brokers, online brokers are able to deliver more accessible and more stable digitalized services and comprehensive products supported by their technology capabilities and robust infrastructure. Online brokers establish large and vibrant user bases through their comprehensive marketing capabilities and are well-positioned to expand beyond geographical boundaries. Compared to online brokers, traditional brokers have competitive strengths in providing advanced products and services with a focus on institutional investors on the back of wide offline client reach and long operating history.
The Group held the largest market share of 10.7% in the Hong Kong retail securities brokerage market. The Group’s total retail securities trading volume on the Hong Kong Stock Exchange was US$283.2 billion in 2021.

Top Five Brokers in Hong Kong Retail Securities Brokerage Market by
Trading Volume, 2021
Ranking	Broker	Type	Total retail securities trading volume on the Hong Kong Stock Exchange(5)	Market share in terms of total retail trading volume on the Hong Kong Stock Exchange	Total online retail securities trading volume on the Hong Kong Stock Exchange(5)
			(US$ billion)	(%)	(US$ billion)
1	The Group	Online broker	283.2	10.7%	283.2
2	Company A(1)	Traditional broker	127.0	4.8%	105.0
3	Company B(2)	Online broker	110.0	4.1%	110.0
4	Company C(3)	Traditional broker	95.0	3.6%	76.0
5	Company D(4)	Online broker	63.0	2.4%	63.0
	Others		1,978.8	74.5%	1,276.8
	Total		2,657.0	100.0%	1,914.0

Source: CIC
Notes:
(1)
Established in 2002, Company A is a brokerage business unit within a Chinese commercial bank that is listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, providing comprehensive financial services including banking, investment, wealth management, and securities brokerage.

(2)
Established in 1977, Company B is an international online broker listed on the Nasdaq, providing securities brokerage, margin financing and wealth management.

(3)
Established in 1959, Company C is a brokerage business unit within an international commercial bank that is listed on the Hong Kong Stock Exchange, providing a wide range of financial services including banking, investment, wealth management, and securities brokerage.

(4)
Established in 2014, Company D is an online broker listed on the Nasdaq, focusing on Chinese investors and primarily providing securities brokerage, margin financing, and wealth management. As of December 31, 2021, it facilitated securities trading primarily through cooperation with other licensed brokers.

(5)
Rounding adjustments have been applied to certain amounts of securities trading volume.

Operating Indicators Comparison of Top Five Brokers in Hong Kong Retail
Securities Brokerage Market, 2021
Broker	Total number of clients	Total number of paying clients	Number of MAUs(1) in December 2021	Retention rate(2) of paying clients in the fourth quarter of 2021
	(million)	(million)	(million)	(%)
The Group	2.8	1.2	2.2	97%
Company A	1.2	0.4	0.4	83%
Company B	1.7	N/A(3)	N/A(3)	N/A(3)
Company C	0.8	0.3	0.3	85%
Company D	1.8	0.7	0.5	89%

Source: CIC
Notes:
(1)
MAUs (monthly active users) refer to the number of users and visitors who access the platform at least once during the calendar month.

(2)
Retention rate of paying clients for a given quarter is calculated by dividing the number of paying clients for the previous quarter whose trading accounts retain assets in the current quarter by the total number of paying clients for the previous quarter.

(3)
It is not meaningful for comparison purposes as the publicly available data of Company B only includes aggregate figures from both its institutional and retail clients.

Key success factors of online brokers
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Strong brand recognition.   Online brokers with strong brand images tend to be perceived by retail investors as more trustworthy and having superior fund security and system stability. Thus, they are better-positioned to attract and retain customers.

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Advanced technological capabilities.   Market leaders are usually equipped with advanced technology, solid infrastructure and strong research and development capabilities to handle sudden trading volume surge, maintain system and data security, and release new functionalities and upgrade product offerings in a timely manner.

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Superior user experience.   Leading online brokers are committed to innovation and superior user experience. For example, leading online brokers can complete the account-opening process within five to ten minutes which may take one business day for other players. They can also provide users with a seamless trading experience by executing trades on an almost real-time basis.

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Vibrant social community.   Retail investors tend to favor social networks to exchange investment ideas and share market information. Online brokers with interactive social platforms typically enjoy higher client engagement and retention rates, and thus bear better monetization potential.

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Comprehensive product offerings.   Leading online brokers offer comprehensive product offerings including securities trading, margin financing, securities lending, real-time market information, as well as wealth management product distribution services. These services appeal to investors who prefer to have an integrated platform that can cater to their various investment needs.

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Efficient user acquisition approaches.   Leading online brokers usually implement innovative marketing strategies to capture user mindshare and efficiently acquire users at relatively low cost.

HONG KONG WEALTH MANAGEMENT MARKET
As a competitive asset and wealth management center and a preferred place of fund domicile, Hong Kong witnessed rapid expansion of its wealth management market from US$1.2 trillion in 2017 to US$1.7 trillion in 2021 at a CAGR of 10.2%. This market is expected to reach US$2.8 trillion in 2026 at a CAGR of 9.6%.
Market Size of Hong Kong Wealth Management Market by Assets Under Management(1), 2017-2026E

Source: SFC, CIC
Note:
(1)
The assets under management represents the sum of the net asset value of the public funds and private funds. Public funds include both SFC-authorized funds and those from other jurisdictions. Private funds include hedge funds, private equity and venture capital.

Market drivers of the Hong Kong wealth management market
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Comprehensive investment product suites.   Hong Kong appeals to global investors with its rich investment offerings across asset classes and abundant market liquidity. As of December 31, 2020, approximately 64.0% of the total assets under management by the asset and wealth management business in Hong Kong were sourced from investors domiciled outside Hong Kong, including those from the Asia-Pacific region, the U.S., Canada, Europe and other countries and regions. In 2021, Hong Kong wealth management market offered 2,839 authorized collective investment schemes, including public and private funds from local and international fund houses. In addition, Hong Kong differentiates itself by offering a variety of structured products such as Callable Bull/Bear Contracts. Hong Kong has also become a preferred listing venue for Chinese new economy companies as a result of the introduction of a new listing regime in 2018.

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Development of Greater Bay Area Initiatives.   Hong Kong is the most preferred offshore investment destination for Chinese investors, partly due to its geographical and cultural proximity to Mainland China. Chinese investors have demonstrated rising interests in overseas markets in the past decade and recently been re-allocating their offshore assets from real estate to equities and funds for greater asset diversification. In response to such market dynamics, the Hong Kong Monetary Authority (“HKMA”), the Monetary Authority of Macao (“AMCM”) and the People’s Bank of China (“PBOC”) officially launched the Cross-boundary Wealth Management Connect (“WMC”) Pilot Scheme in the Guangdong-Hong Kong-Macao Greater Bay Area in September 2021. Investors in the region are allowed to access cross-boundary investment in wealth management products. As of May 31, 2022, over 29,000 individual investors participated in the WMC with the value of cross-boundary fund remittances exceeding RMB1.0 billion. The implementation of Greater Bay Area initiatives is expected to drive continued growth of Hong Kong wealth management market.

•
Infrastructure upgrade to facilitate access to wealth management products.   Investors continue to seek investment opportunities beyond traditional products such as bank deposits, which enables them to allocate their investments toward asset classes with a variety of risk and return profile. The optimization of financial infrastructure facilitates this trend. For example, the launch of the Fast Payment System realizes instant money transfer and gives investors easier access to wealth management products in the Hong Kong market.

REGULATORY OVERVIEW

The following section sets forth supplemental and updated information concerning certain regulations to which we are subject subsequent to the filing of our 2021 Form 20-F.
OVERVIEW OF THE LAWS AND REGULATIONS RELATING TO OUR BUSINESS AND OPERATIONS IN HONG KONG
Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong) (the “Client Securities Rules”)
Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong)
Money lenders and money-lending transactions in Hong Kong are regulated by the Money Lenders Ordinance. In general, any person who carries on business as a money lender must apply for and maintain a money lenders license (valid for 12 months) granted by the licensing court under the Money Lenders Ordinance, unless any exemption under the Money Lenders Ordinance applies.
An application for or renewal of this license is subject to any objection by the Registrar of Money Lenders (the role is presently performed by the Registrar of Companies) and the Commissioner of Police. The Commissioner of Police is responsible for enforcing the Money Lenders Ordinance, including carrying out examinations on applications for money lenders licenses, renewal of licenses and endorsements on licenses, and is responsible for investigations of complaints against money lenders.
The register of licensed money lenders is currently kept in the Companies Registry of Hong Kong and is available for inspection. The Money Lenders Ordinance provides for protection and relief against excessive interest rates and extortionate stipulations in respect of loans by, for example, making it an offense for a person to lend money at an effective interest rate exceeding or extortionate provisions. On October 26, 2022, the Legislative Council passed a resolution to reduce, with effect from December 30, 2022, the statutory interest rate limits under the Money Lenders Ordinance, including reducing the interest rate cap under section 24 from 60% per annum to 48% per annum. The resolution was published in the Gazette on October 28, 2022. It also stipulates various mandatory documentary and procedural requirements that are required to be observed by a money lender in order to enforce in the courts of law a lending agreement or security being the subject of the Money Lenders Ordinance.
Recently, the Companies Registry of Hong Kong has introduced more stringent licensing conditions on all money lenders licenses, with an aim to facilitate effective enforcement of the statutory ban on separate fee charging by money lenders and their connected parties, ensure better protection of privacy of intending borrowers, enhance transparency and disclosure, promote the importance of prudent borrowing, address increasing public concern about over-indebtedness and ensure better regulation of money lending-related practices. For example, one of the additional licensing conditions is that all money lenders should include a warning statement in their advertisements in relation to their money lending business, namely “Warning: You have to repay your loans. Don’t pay any intermediaries.”
Additional licensing conditions came into effect on December 1, 2016, October 11, 2018 and March 16, 2021. The Companies Registry of Hong Kong also published “Guidelines on Licensing Conditions of Money Lenders License” to provide guidance for money lenders licenses on the requirements of the licensing conditions. One of the additional licensing conditions is that a money lender shall comply with the Guideline on Compliance of Anti-Money Laundering and Counter-Terrorist Financing Requirements for Licensed Money Lenders, which is similar to the AMLCTF Guideline.
Insurance Ordinance (Chapter 41 of the Laws of Hong Kong), or the IO
The IO (along with its subsidiary legislation) provides the regulatory framework for the business of insurers and insurance intermediaries (covering insurance agents and brokers) in Hong Kong. The IO provides that a person must not carry on a regulated activity, or must not hold out that the person is carrying on a regulated activity, in the course of business or employment, or for reward unless the person holds an appropriate type of insurance intermediary license or is exempt under the IO. Regulated activities include:
•
negotiating or arranging a contract of insurance;

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inviting or inducing a person to enter into a contract of insurance (or attempting to do so);

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inviting or inducing a person to make a material decision in relation to a contract of insurance (or attempting to do so); and

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giving regulated advice.

Types of Licensed Insurance Brokers
The licensing regime under the IO prescribes two types of licensed insurance brokers:
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licensed insurance broker companies, which is a company that is granted a license to carry out regulated activities and to perform the act of negotiating or arranging an insurance contract as an agent of any policy holder or potential policy holder; and

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licensed technical representatives (broker), which is an individual who is granted a license to carry on regulated activities, as an agent of any licensed insurance broker company.

Application for licensing
An application for an insurance intermediary license under the IO should be made to the Insurance Authority of Hong Kong, or the IA.
Effective September 23, 2019, the IA took over the regulation of insurance intermediaries from the three self-regulatory organizations, i.e., the Insurance Agents Registration Board, or the IARB, established under the Hong Kong Federation of Insurers, the Hong Kong Confederation of Insurance Brokers, or the HKCIB and the Professional Insurance Brokers Association, or the PIBA, and became the sole regulator to license and supervise all insurance intermediaries in Hong Kong.
A license granted to a licensed insurance broker company or licensed technical representative by the IA is valid for three years or, if the IA considers it appropriate in a particular case, another period determined by the IA. The IA maintains a register of licensed intermediaries on its website.
Transitional Arrangements for Insurance Brokers
To facilitate a smooth transition, all insurance brokers who were validly registered with the IARB, the HKCIB and the PIBA immediately before September 23, 2019 are deemed as licensed insurance brokers under the IO for a period of three years. The incumbent chief executives and responsible officers of the insurance broker companies are also eligible for the transitional arrangements. The IA will, staggered over the three-year transitional period, invite deemed licensees to submit applications to the IA for granting of formal licenses and approvals.
Requirements for Broker Companies
Under the IO, a person who is, is applying to be, or is applying for a renewal of a license to be, a licensed insurance broker is required to satisfy the IA that he/she/it is a fit and proper person. In addition, the responsible officer(s), controller(s), and director(s) (where applicable) of a licensed insurance broker company are also required to be fit and proper persons. These “fit and proper” requirements aim at ensuring that the licensed insurance brokers are competent, reliable and financially sound, and have integrity.
The IO imposes requirements (set out in rules made under section 129 of the IO) on licensed insurance broker companies in relation to the following aspects:
•
capital and net assets;

•
professional indemnity insurance;

•
client accounts;

•
proper books and accounts; and

•
accounting disclosure.

The IO (and rules, regulations, codes and guidelines administered or issued by the IA) also includes requirements, which focus on the interactions which licensed insurance brokers have with policy holders and potential policy holders when carrying on regulated activities. These requirements include:
•
the statutory conduct requirements, with which licensed insurance brokers must comply in carrying on regulated activities, in sections 90 and 92 of the IO;

•
the relevant requirements set out in the rules, regulations, codes and guidelines made or issued under the IO; and

•
the general principles, standards and practices set out in the Code of Conduct for Licensed Insurance Brokers.

Regulations on Employment and Social Welfare
Regulations on Employment in Hong Kong
The principle legislations that govern employment matters in Hong Kong include: (i) the Employment Ordinance (Chapter 57 Laws of Hong Kong); (ii) Minimum Wage Ordinance (Chapter 608 Laws of Hong Kong); (iii) Occupational Retirement Schemes Ordinance (Chapter 426 Laws of Hong Kong); (iv) Mandatory Provident Fund Schemes Ordinance (Chapter 485 Laws of Hong Kong); (v) Employees’ Compensation Ordinance (Chapter 282 Laws of Hong Kong); and (vi) Occupational Safety and Health Ordinance (Chapter 509 Laws of Hong Kong).
According to the legislations above, although there is no specific requirement that employment contracts must be in written form, an employer is required to provide particulars of the terms of employment to the employee upon request. Wages should not be lower than the statutory minimum wage and shall be paid to the employees within seven days from the end of the relevant wage period. Employers also required to take out sufficient employees compensation insurance in respect of their liability to compensate employees for any injury or accident arising out of and in the course of employment. In addition, all employers are required to provide a safe and healthy work environment to all employees and put in place appropriate measures in the workplace. Violations of the relevant legislation may result in the imposition of fines or imprisonments and also claims from the employees.
Regulations on Social Welfare in Hong Kong
Employers in Hong Kong are required by Hong Kong laws to enroll all eligible employees to their mandatory provident fund (“MPF”) scheme. Both the employer and the employee are each required to contribute an amount equal to at least 5% of an employee’s salary (subject to a statutory cap at HK$1,500) per month to a retirement scheme that is registered as a MPF scheme. Some employers in Hong Kong may provide occupational retirement scheme as an alternative or additional benefit through occupational retirement scheme. Failure to maintain a retirement scheme, enroll eligible employees to its retirement scheme, or make the required contributions would be a criminal offence. Employers who are in breach may be subject to fine or imprisonment.
OVERVIEW OF THE LAWS AND REGULATIONS RELATING TO OUR PRESENCE IN CHINA
Regulations on Securities Business
Regulations on the Engagement of Securities Business within the Territory of the PRC by Foreign-Invested Securities Companies
On December 29, 1998, the SCNPC, promulgated the Securities Law of the PRC, or the Securities Law, and most recently amended on December 28, 2019 and became effective on March 1, 2020, governs all the issuance or trading of shares, corporate bonds or any other securities approved by the State Council within

China. No entities or individuals shall engage in securities business in the name of a securities company without the approval by the securities regulatory authority of the State Council. Offering and trading of securities outside China which disrupt the domestic market order of China and harm the legitimate rights and interests of domestic investors shall be dealt with pursuant to the relevant provisions of the Securities Law of the PRC. However, there are no further explanations or detailed rules and regulations with respect to the implementation of these rules.
The State Council promulgated the Regulations on the Supervision and Administration of Securities Companies on April 23, 2008 and most recently amended on July 29, 2014, which clarifies that the operation of securities businesses or establishment of representative agencies in China by foreign-invested securities companies shall be subject to the approval of the securities regulatory authority of the State Council.
If some of our activities in China or our provision of services to our client base in China were deemed by relevant regulators as provision of securities business as stated in such laws and/or regulations mentioned above such as securities brokerage services, investment consulting services, futures business and/or any other regulated services and business activities in China or any new PRC laws and regulations are enacted to impose license requirements on us with respect to our activities in China and/or our provision of services to our client base in China, we will be required to obtain relevant licenses or permits from relevant regulatory bodies, including the CSRC, and failure of obtaining such licenses or permits may subject us to regulatory actions and penalties, including fines, suspension of parts or all of our operations or activities in the PRC, and temporary suspension or removal of our websites, desktop devices and mobile application in China, which, in each case, may have adverse effect on our provision of service to PRC-based clients. See “Risk Factors — Risks Related to Our Business and Industry — We do not hold any license or permit for providing securities brokerage business in Mainland China. Although we do not believe we engage in securities brokerage business in Mainland China, there remain uncertainties as to the interpretation and implementation of relevant PRC laws and regulations or if any new PRC laws and regulations will be enacted to impose licensing requirements on us with respect to our activities in Mainland China and/or our provision of services to our PRC-based clients. If some of our activities in Mainland China were deemed by relevant regulators as provision of securities business such as securities brokerage services, investment consulting services, futures business and/or any other regulated services and business activities in Mainland China, our business, financial condition, results of operations and prospects may be materially and adversely affected.”
Regulations on the Securities Investment Consulting Service
On December 25, 1997, the former Securities Commission of the State Council issued the Interim Measures for the Administration of Securities or Futures Investment Consulting, or the Interim Measures for Securities Investment Consulting, which became effective on April 1, 1998. According to the Interim Measures for Securities Investment Consulting, the securities investment consulting service means any securities investment analysis, prediction, recommendations or other directly or indirectly charged consulting services provided by securities investment consulting institutions and their investment consultants to securities investors or clients, including: (i) to accept any entrustment from any investor or client to provide securities or futures investment consulting services; (ii) to hold any consulting seminar, lecture or analysis related to securities or futures investment; (iii) to write any article, commentary or report on securities or futures investment consultancy in any newspaper or periodical, or to provide securities or futures investment consulting services through media such as radio or television; (iv) to provide securities or futures investment consulting services through telecommunications facilities such as telephone, fax, computer network; and (v) other forms recognized by the CSRC. In addition, all institutions shall obtain the operation permits issued by the CSRC and all person must obtain professional qualification as a securities investment consultant and joining a qualified securities investment consulting institution before engaged in securities investment consulting service.
On October 11, 2001, the CSRC promulgated the Notice with Respect to Certain Issues on Regulating the Securities Investment Consulting Services Provided for the Public, which became effective on the same day and was amended on October 30, 2020, stipulates that media which disseminate securities-related information shall not publish or broadcast any analysis, prediction or recommendation in respect of the trends of securities markets and securities products, as well as the feasibility of the securities investment made by any institution which does not obtain the operation permits for securities investment consulting services from CSRC or any individual who is not employed by a qualified securities investment consulting services institution and who does not satisfy the relevant professional requirements. Any media in violation of the foregoing stipulation will be subject to reprimand or exposure by the CSRC, or be transferred to competent department or judicial organ for further handling.
On December 5, 2012, the CSRC published the Interim Provisions on Strengthening the Regulation over Securities Investment Consulting Services by Using “Stock Recommendation Software” Products, or the Interim Provisions, which came into effect on January 1, 2013 and was most recently amended on October 30, 2020. Pursuant to the Interim Provisions, “stock recommendation software” are defined as any software products, software tools or terminal devices with one or more of the following securities investment consulting services: (i) Providing investment analysis on specific securities investment products or predicting the price trends of specific securities investment products; (ii) Recommending the selection of specific securities investments products; (iii) Recommending the timing for trading specific securities investments products; and/or (iv) Providing other securities investment analysis, prediction or recommendations. Therefore, selling or providing “stock recommendation software” products to investors and directly or indirectly obtain economic benefits therefrom shall be considered as engaging in securities investment consulting business and the operation permits for securities investment consulting services from CSRC shall be obtained.
On July 14, 2021, the CSRC issued the Measures for Administrative Penalties on Illegal Securities and Futures Activities, which became effective on the same day. Pursuant to the Measures for Administrative Penalties on Illegal Securities and Futures Activities, any individual or entity may be subject to an administrative penalty when violates any of the relevant laws, regulations, or rules on securities and futures.
On December 20, 2019, PBOC, China Banking and Insurance Regulatory Commission, CSRC and SAFE promulgated the Notice on Further Regulating Financial Marketing and Publicity Activities, which came into effect on January 25, 2020. Pursuant to the Notice on Further Regulating Financial Marketing and Publicity Activities, “financial marketing and publicity activities” refers to the advertising and promotional activities of the financial institutions from the banking, securities and insurance sectors as well as institutions that conduct financial activities or financial related activities, or the Financial Offerings Providers, via the use of various promotional tools and approaches, which shall be conducted within the scope of the financial businesses approved by the financial supervision authorities under the State Council and its local regulatory agencies. A market entity which fails to obtain the required qualifications for the relevant financial activities is prohibited from carrying out marketing and advertising activities relating to such financial activities, except for marketing and advertising activities performed by information publishing platforms or medias as entrusted by Financial Offerings Providers that have acquired qualifications for financial business operations by operation of law.
Regulations on Offshore Stocks Investment
On January 29, 1996, the State Council promulgated the Foreign Exchange Administration Regulations of the PRC, which was last amended and such amendment became effective on August 5, 2008. Pursuant to the Foreign Exchange Administration Regulations of the PRC, Chinese nationals shall register with the foreign exchange administration department of the State Council for any foreign direct investment or engagement in any issuance or transaction of offshore valuable securities or derivative products. On December 25, 2006, PBOC promulgated the Administrative Measures for Personal Foreign Exchange, which became effective on February 1, 2007, to further clarify that any offshore equity, fixed-income or other approved financial investments by Chinese nationals, shall be conducted through a qualified domestic financial institution. On January 5, 2007, the SAFE published the Implementation of the Administrative Measures for Personal Foreign Exchange and last amended on May 29, 2016, under which Chinese nationals are limited to a foreign exchange quota of US$50,000 per year for approved uses only.
In addition, pursuant to the SAFE Officials Interview on Improving the Management of Declarations of Individual Foreign Exchange Information on December 31, 2016, Chinese nationals can only engage in offshore investments under capital items only via methods such as Qualified Domestic Institutional Investors, otherwise Chinese nationals can only purchase foreign currency for the purpose of external payments within the scope of current items, including private travel, overseas study, business trips, family visits, overseas medical treatment, trade in goods, purchase of non-investment insurance and consulting services. Furthermore, in 2016, CSRC published a response letter to investors on its website to remind domestic investors that any offshore investments conducted by ways which are not explicitly specified under applicable PRC Laws, may not be adequately protected by the PRC Laws.
As we do not provide cross-border currency conversion services related to Renminbi to Chinese residents or institutions, we do not require our clients (including PRC-based users) to submit evidence of approval or registration from relevant authorities with respect to the foreign currency used for offshore investments. However, since the PRC authorities and the commercial banks designated by the SAFE to conduct foreign exchange services have significant amount of discretion in interpreting, implementing and enforcing the relevant foreign exchange rules and regulations including the abovementioned laws and regulations, and for many other factors that are beyond our control, we may be subject to further regulatory requirements, including but not limited to verifying evidence of approval from relevant authorities with respect to foreign currency exchange, which, in each case, may have adverse effect on our provision of service to PRC-based clients. See “Risk Factors — Risks Related to Our Business and Industry — We have not obtained licenses from relevant PRC regulatory authorities in connection with some of the information and services available on our platform. Future change in regulations and rules may impose additional requirements or restrictions on our platform.”
Regulations on brokerage business involving securities qualified under the Hong Kong, Shanghai and Shenzhen Stock Connect
On September 30, 2016, the CSRC promulgated the Several Provisions on the Inter-connected Mechanism for Trading on Stock Markets in China and Hong Kong, or the Several Provisions, which regulates that the Shanghai Stock Exchange and the Shenzhen Stock Exchange separately shall set up technical connections with the Hong Kong Stock Exchange to allow investors in China and Hong Kong to, through their local securities companies or brokers, trade qualified shares listed on the stock exchange of the other side, including the Shanghai-Hong Kong Stock Connect Program and the Shenzhen-Hong Kong Stock Connect Program, together the Stock Connect. On June 10, 2022, the CSRC further amended the Several Provisions, which became effective on July 25, 2022, stating that such investors that entitle to the rights and interests of stocks purchased through the Stock Connect shall not include investors from Mainland China. Moreover, such investors from Mainland China, or the Mainland Investors, who has already obtained the trading permission to trade under the Stock Connect shall not purchase any A-shares since July 24, 2023.
The latest version of The Implementing Measures of the Shanghai Stock Exchange for the Shanghai-Hong Kong Stock Connect Program and the latest version of the Implementing Measures of the Shenzhen Stock Exchange for the Shenzhen-Hong Kong Stock Connect Program, together the Implementing Measures, promulgated by the Shanghai Stock Exchange and the Shenzhen Stock Exchange on June 24, 2022 respectively, further clarified that the Mainland Investors shall include individuals that possess China ID documents and corporate or unincorporated entities which are registered in the China, however Chinese citizens that hold overseas permanent residence permits shall not be included.
Moreover, the Implementing Measures state that a transitional period of one year shall be set up from July 25, 2022. After the transitional period, Mainland Investors who have already obtained the trading permission to trade under the Stock Connect shall not proactively buy any securities under the Stock Connect through Stock Connect (including subscription for right issues), but excluding obtaining securities under the Stock Connect passively as a result of corporate actions (such as distribution of stock dividends) or selling such securities.
Regulation on Fund Sales Business
On October 28, 2003, the SCNPC promulgated the Securities Investment Funds Law and newly amended on April 24, 2015, which indicated that any agencies that engages in the fund services, including but not limited to sales, investment consulting, information technology system services, shall be registered or filed with the provisions of the securities regulatory authority of the State Council. The Measures for Supervision and Administration of Sales Agencies for Publicly-offered Securities Investment Funds, which was promulgated by the CSRC on August 28, 2020 and became effective on October 1, 2020, further regulates that securities companies and other institutions, subject to satisfaction of the relevant requirements, shall apply for business qualification for sales of funds from the local branches of the CSRC.

Draft Measures on Securities Brokerage Business
In July 2019, the CSRC published the Measures for the Administration of Securities Brokerage Business (Draft for Comment), or the Draft Measures on Securities Brokerage Business, for public comments, which had not been formally adopted as effective laws as of the Latest Practicable Date.
Article 45 of the Draft Measures on Securities Brokerage Business stipulates that an overseas securities business entity violating Article 95 of the Regulations on Supervision and Administration of Securities Firms, directly or through its affiliates conducting activities such as opening account, marketing and other activities of overseas securities trading services for domestic investors without authorization, shall be penalized according to the Securities Law.
Article 95 of the Regulations on Supervision and Administration of Securities Firms stipulates that an overseas securities business entity that conducts securities business or establishes a representative office in Mainland China shall obtain the approval of the securities regulatory authority of the State Council. The specific measures shall be formulated by the securities regulatory agency of the State Council and submitted to the State Council for approval.
As advised by our PRC Legal Advisors, Article 45 of the Draft Measures on Securities Brokerage Business (assuming they were to be implemented in the current form) would not be applicable to our Group as violation of Article 45 (in its current form) can only be established if there is a violation of Article 95 of the Regulations on Supervision and Administration of Securities Firms by an overseas securities business entity.
As advised by our PRC Legal Advisors, securities business refers to “securities brokerage business, securities investment, investment consulting business, securities margin trading and other businesses approved by the securities regulatory authorities under the State Council” as defined in Articles 118 and 120 of the Securities Law. Whether or not a company engages in or is deemed to have engaged in securities business in the PRC (and hence a PRC securities license is required) depends on the substance of the business operation (whether the business operated by such company falls within the definition of securities business as defined under the Securities Law).
Our brokerage services involve securities listed on the major exchanges in Hong Kong (including eligible northbound securities under the Stock Connect and listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange), the U.S., Singapore and Australia. As advised by our PRC Legal Advisors, a PRC securities license granted by the CSRC under the Securities Law only allows the clients of such PRC securities broker to trade securities listed on the A-share markets and eligible southbound securities under the Stock Connect, but not the other securities listed in Hong Kong or elsewhere. Therefore, the PRC securities license granted by the CSRC under the Securities Law is not required for our brokerage services.
As advised by our PRC Legal Advisors, as of the date of this document, neither the operation of Futubull mobile and desktop applications and “futunn.com” website (the “Futubull platform”) by Shenzhen Futu nor the provision of securities services outside Mainland China by Futu International Hong Kong would constitute engaging in securities business in the PRC as stipulated under the Securities Law or the Regulations on Supervision and Administration of Securities Firms. Accordingly, such operations do not violate Articles 118 and 120 of the Securities Law or Article 95 of the Regulations on Supervision and Administration of Securities Firms.
As advised by our PRC Legal Advisors, Futu International Hong Kong is regarded as an “overseas securities business entity” under Article 95 of the Regulations on Supervision and Administration of Securities Firms. However, the operation of Futubull platform by Shenzhen Futu and the provision of securities services by Futu International Hong Kong do not constitute the provision of securities business in Mainland China. Also, according to Administrative Measures on Representative Offices of Foreign Securities Institutions Stationed in China, “representative offices” means the offices established in the PRC which conduct consultation, business solicitation, market research and other non-operational activities in the name of the foreign securities business entity. Our operating subsidiaries in Mainland China mainly engage in technology and R&D services and other business activities (such as provision of ESOP solution services, market data, information services, user community and investor education, which are not regulated by the Securities Law in the PRC) in their own name, but not in the name of or on behalf of Futu International Hong Kong. In this regard, our PRC Legal Advisors are of the view that these operating subsidiaries in Mainland China are not the representative offices of Futu International Hong Kong. Furthermore, we have not been notified by the CSRC that any of our operating subsidiaries in Mainland China is regarded as a representative office of Futu International Hong Kong. Our Group’s securities brokerage business is conducted outside Mainland China through its entities and employees licensed with the relevant regulators, such as the SFC in Hong Kong, and not through its operating subsidiaries in Mainland China.
Therefore, as advised by our PRC Legal Advisors, the operation of Futubull platform by Shenzhen Futu and the provision of securities services by Futu International Hong Kong do not violate Article 95 of the Regulations on Supervision and Administration of Securities Firms. Accordingly, as of the date of this document, Article 45 of the Draft Measures on Securities Brokerage Business would not be applicable to our Group even if they were to be implemented in the current form.
However, our PRC Legal Advisors also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations over the applicable PRC laws and regulations, including but not limited to, Securities Law of the PRC and the Regulations on Supervision and Administration of Securities Firms and Administrative Measures on Representative Offices of Foreign Securities Institutions Stationed in China. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion of our PRC Legal Advisors.
We believe that we will be able to re-configure our platforms within a reasonably short period of time to comply with the new regulations in the PRC should they become effective even if these new regulations were to prohibit our Group from onboarding any new PRC-based clients, such as restricting account opening and access to certain functions on our platforms to IP addresses outside of the PRC.
Based on the above analysis, the PRC legal advisor of Goldman Sachs (Asia) L.L.C. and UBS Securities Hong Kong Limited (collectively, the “Joint Sponsors”) is of the view that the operation of Futubull platform by Shenzhen Futu and the provision of securities services by Futu International Hong Kong do not violate the Article 45 of the Draft Measures on Securities Brokerage Business if they were to be implemented in the current form.
However, as advised by our PRC Legal Advisors, the Draft Measures on Securities Brokerage Business is only a draft form for public comment and had not come into effect as of the Latest Practicable Date, and it remains uncertain as to whether and when it will take effect and to what extent it will take effect in its current form. There has not been any further publicly disclosed update on the Draft Measures on Securities Brokerage Business since its first publication in 2019. It remains to be seen as to how certain key legal concepts in the Draft Measures on Securities Brokerage Business will be interpreted by the regulatory authorities with the support of implementation rules in the finalized Draft Measures on Securities Brokerage Business, including Article 45.
Regulations on Cybersecurity and Privacy
Regulations on Cybersecurity
On December 13, 2005, the Ministry of Public Security, or the MPS, promulgated the Provisions on Technological Measures for the Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. Pursuant to the Internet Protection Measures, internet service providers and entity users of interconnection shall not public or divulge user registration information without the consent of the users or otherwise specified in the relevant laws and regulations. In addition, the Internet Protection Measures requires all internet service providers and entity users of interconnection to take proper measures to control computer viruses, back up data, and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least sixty days. On June 22, 2007, the Administrative Measures for Multi-level Protection of Information Security were jointly promulgated by four PRC regulatory agencies, including the MPS, under which companies operating and using information systems shall protect the information systems and any system equal to or above level II as determined in accordance with these measures, a record-filing with the competent authority is required.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017. The Cybersecurity Law regulates all the construction, operation, maintenance, use of networks and the supervision and administration of network security within the territory of China, and pursuant to which, network operators shall follow their cybersecurity obligations pursuant to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents, and such records shall be kept for no less than 6 months; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. In addition, the Cybersecurity Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In addition, on September 22, 2020, the MPS issued the Guiding Opinions on Implementing the Cybersecurity Protection System and Critical Information Infrastructure Security Protection System to further improve the national cybersecurity prevention and control system.
On December 29, 2017, the Information Security Technology — Personal Information Security Specification, or China Specification, was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine and last amended on March 6, 2020 and came into force on October 1, 2020, which set a national standard for personal information security. Although the China Specification is not a mandatory regulation, it is likely that the China Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules.
On December 28, 2021, the CAC, the NDRC, the MIIT and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review published on April 13, 2020. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users, and intend to be listed at a foreign stock exchange must be subject to the cybersecurity review.
On June 10, 2021, the SCNPC issued the Data Security Law of the PRC, or the Data Security Law, which came into effective on September 1, 2021. The Data Security Law clarifies the scope of data to cover a wide range of information records generated from all aspects of production, operation and management of government affairs and enterprises in the process of the gradual transformation of digitalization, and requires that data collection shall be conducted in a legitimate and proper manner, and theft or illegal collection of data is not permitted. Data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. In addition, data processing activities shall be conducted on the basis of the graded protection system for cybersecurity. Monitoring of the data processing activities shall be strengthened, and remedial measures shall be taken immediately in case of discovery of risks regarding data security related defects or bugs. In case of data security incidents, responding measures shall be taken immediately, and disclosure to users and report to the competent authorities shall be made in a timely manner.
On July 30, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, effective on September 1, 2021, pursuant to which, a “critical information infrastructure” refers to critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. The competent governmental departments and supervision and management departments of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with relevant identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results. In the event of occurrence of any major cybersecurity incident or discovery of any major cybersecurity threat for the critical information infrastructure, the operator shall report to the protection authorities and the public security authorities as required.
On December 31, 2021, the CAC and other relevant PRC government authorities promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which came into effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation implements classification and hierarchical management for algorithm recommendation service providers based on varies criteria. Moreover, it requires algorithmic recommendation service providers to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation service, the algorithm recommendation service provider shall immediately stop providing relevant services. Algorithmic recommendation service providers shall also provide users with the function to select, modify or delete user labels which are used for algorithmic recommendation services.
On December 31, 2021, the National Information Security Standardization Technical Committee issued the Practical Guidance on Cybersecurity Standard — the Guideline on Network Data Classification and Grading, which provide guidance on data classification and grading.
On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer which has become effective on September 1, 2022. Such data export measures requires that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing risks that may be brought about by the cross-border data transfer to national security, public interests, or the lawful rights and interests of individuals or organizations.
Pursuant to the Ninth Amendment to the Criminal Law, issued by the SCNPC on August 29, 2015, which became effective on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration and refuses to rectify upon orders is subject to criminal penalty for causing (i) any dissemination of illegal information in large scale; (ii) any significant damages due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other serious harm, and any individual or entity information may be subject to criminal penalty for (a) illegally selling or providing personal information to third parties, or (b) stealing or illegally obtaining any personal information.
On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Combatting Illegal Securities Activities in Accordance with the Law, or the July 6 Opinion, which called for the enhanced cross-border regulatory cooperation and administration and supervision of overseas-listed China-based companies. Along with the promulgation of the July 6 Opinion, laws and regulations regarding data security, cross-border data flow and management of confidential information are expected to undergo further changes, which may require increased information security responsibilities and stronger cross-border information management mechanism and process.

On September 17, 2021, the CAC, together with eight other departments, issued the Guidance Opinions on Strengthening the Comprehensive Governance of Internet Information Service Algorithms, effective on the same day, providing that an algorithm security comprehensive governance pattern shall be gradually established in the coming three years. According to this Guidance Opinions, enterprises should establish algorithmic security responsibility system and scientific and technological ethics review system, improve the algorithm security management organization, strengthen risk prevention and trouble detection, improve the ability and level of responding to algorithmic security emergencies. Enterprises should also strengthen the sense of responsibility and take the main responsibility for the results produced by the application of algorithms.
Regulations on Privacy Protection
The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. On May 28, 2020, the National People’s Congress adopted the Civil Code, which came into effect on January 1, 2021. The Civil Code provides in a stand-alone chapter of right of personality and reiterates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such person information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.
On December 29, 2011, the MIIT issued The Several Provisions on Regulating the Market Order of Internet Information Services, which became effective on March 15, 2012 and provides that an internet information service provider may not collect any user’s personal information or provide any such information to third parties without such user’s consent. Pursuant to The Several Provisions on Regulating the Market Order of Internet Information Services, internet information service providers are required to, among others, (i) expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect such information necessary for the provision of its services; and (ii) properly maintain the users’ personal information, and in case of any leak or possible leak of a user’s personal information, internet information service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.
In addition, on December 28, 2012, the Decision on Strengthening Network Information Protection promulgated by the SCNPC which requires internet service providers to establish and publish policies regarding the collection and use of electronic personal information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. On July 16, 2013, MIIT promulgated the Regulations on Protection of the Personal Information of Telecommunications and Internet Users, or the Regulations on Personal Information Protection, which took effect on September 1, 2013, to enhance the legal protection over user information security and privacy on the Internet. The Regulations on Personal Information Protection require that telecommunications business operators and internet information service providers shall, in the course of providing services, collect and use the personal information of users in a lawful and proper manner by following the principle that information collection or use is necessary and responsible for the security of the personal information of users collected and used in the course of providing services.
Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.
With respect to the security of information collected and used by operators of mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, the operators shall collect and use personal information in compliance with the Cybersecurity Law and be responsible for the security of personal information obtained from users and take effective measures to strengthen the protection of personal information.
Furthermore, in order to improve the protection of personal information, the National Information Security Standardization Technical Committee also issued the Guide to Self-evaluation of Collection and Use of Personal Information by Mobile Internet Applications (Apps) on July 22, 2020 regarding the security of information collected and used by operators of mobile apps. On March 12, 2021, the CAC, the MIIT, the MPS and the SAMR collectively promulgated the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which came into effect on May 1, 2021. The notice clarifies that network operators shall not collect personal information irrelevant to the services they provide, and the app operators shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. In particular, as for online communities apps, the necessary personal information includes mobile phone numbers of registered users, and as for online streaming and online video apps, the basic functional services should be accessible without collecting personal information from users.
Furthermore, the CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, and further revised it on June 14, 2022, which became effective on August 1, 2022. Pursuant to the Mobile Application Administrative Provisions, mobile internet app providers refer to the owners or operators of mobile internet apps. A mobile internet app provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. A mobile internet app provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant apps, unless it has clearly indicated to the user and obtained the user’s consent on such functions and apps. Mobile internet app providers shall not compel users to agree to non-essential personal information collection out of any reason and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information.
On April 10, 2019, the MPS issued the Guidelines for Internet Personal Information Security Protection, which is applicable to entities or individuals who control and process personal information by providing services through the Internet, private networks or non-networked environments, and require such entities and individuals to establish personal information management systems, implement technical protection measures and protect personal information in business processes.
The SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law on August 20, 2021, which entered into force on November 1, 2021. According to the Personal Information Protection Law, personal information is all kinds of information, recorded by electronic or other means, related to identified or identifiable natural persons, not including information after anonymization handling. The principles of legality, propriety, necessity, and sincerity shall be observed for personal information handling. Moreover, the Personal Information Protection Law specifically specified the rules for handling sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts and individual location tracking, as well as the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties. Any personal information processor outside the territory of the PRC under the circumstance where the activities of domestic natural persons are analyzed and evaluated shall establish a special agency or designate a representative within the territory of the PRC to be responsible for handling matters relating to personal information protection. Where a personal information processor really needs to provide personal information outside the territory of the People’s Republic of China due to business or other needs, it shall meet one of the conditions prescribed by the Personal Information Protection Law, such as, passing the security evaluation organized by the CAC, or other conditions prescribed by laws, administrative regulations or the CAC. Where an overseas organization or individual engages in the personal information processing activities infringing upon the personal information rights and interests of PRC citizens or endangering the national security and public interests of the PRC, the CAC may include such organization or individual in the list of subjects to whom provision of personal information is restricted or prohibited, announce the same, and take measures such as restricting or prohibiting provision of personal information to such organization or individual.

On June 27, 2022, the CAC issued the Administrative Provisions on the Account Information of Internet Users, or the Internet Users Account Information Provisions, which became effective on August 1, 2022. Pursuant to the Internet Users Account Information Provisions, Internet-based information service providers that provide internet users with information release services, shall formulate and make public the rules for the management of accounts of Internet users and platform conventions, enter into service agreements with Internet users, and shall authenticate the real identity information of
On April 10, 2019, the MPS issued the Guidelines for Internet Personal Information Security Protection, which is applicable to entities or individuals who control and process personal information by providing services through the Internet, private networks or non-networked environments, and require such entities and individuals to establish personal information management systems, implement technical protection measures and protect personal information in business processes.
The SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law on August 20, 2021, which entered into force on November 1, 2021. According to the Personal Information Protection Law, personal information is all kinds of information, recorded by electronic or other means, related to identified or identifiable natural persons, not including information after anonymization handling. The principles of legality, propriety, necessity, and sincerity shall be observed for personal information handling. Moreover, the Personal Information Protection Law specifically specified the rules for handling sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts and individual location tracking, as well as the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties. Any personal information processor outside the territory of the PRC under the circumstance where the activities of domestic natural persons are analyzed and evaluated shall establish a special agency or designate a representative within the territory of the PRC to be responsible for handling matters relating to personal information protection. Where a personal information processor really needs to provide personal information outside the territory of the People’s Republic of China due to business or other needs, it shall meet one of the conditions prescribed by the Personal Information Protection Law, such as, passing the security evaluation organized by the CAC, or other conditions prescribed by laws, administrative regulations or the CAC. Where an overseas organization or individual engages in the personal information processing activities infringing upon the personal information rights and interests of PRC citizens or endangering the national security and public interests of the PRC, the CAC may include such organization or individual in the list of subjects to whom provision of personal information is restricted or prohibited, announce the same, and take measures such as restricting or prohibiting provision of personal information to such organization or individual.
On June 27, 2022, the CAC issued the Administrative Provisions on the Account Information of Internet Users, or the Internet Users Account Information Provisions, which became effective on August 1, 2022. Pursuant to the Internet Users Account Information Provisions, Internet-based information service providers that provide internet users with information release services, shall formulate and make public the rules for the management of accounts of Internet users and platform conventions, enter into service agreements with Internet users, and shall authenticate the real identity information of the users who apply for registration of accounts for production of information content in the fields of economy, education, medical care and health, justice, etc., Internet-based information service providers shall require them to provide relevant materials such as service qualification, professional qualification and professional background, verify the same and add a special mark to the account information. Any Internet-based information service provider in violation of the present Provisions shall be punished in accordance with relevant laws and administrative regulations.
Our PRC Legal Advisors are of the view that the Group has adopted necessary measures with respect to the data security and cybersecurity according to the applicable PRC laws and regulations, and they are not aware of any material non-compliance by the Group of the data security, cybersecurity or personal information protection under the current PRC laws and regulations. However, since many of the PRC laws and regulations on cybersecurity and privacy and data privacy are constantly evolving, there are uncertainties as to the interpretation and application of these regulations and how these will be enforced by relevant regulatory authorities, there also remain uncertainties as to the applicability and requirements of these regulations for our business, operation, or our presence in Mainland China. We cannot assure you that the measures we have taken or will take in the future will be effective or fully satisfy the relevant regulatory authorities’ requirements, and any failure or perceived failure by us to comply with such laws and regulations may result in governmental investigations, fines, removal of our app from the relevant application stores and/or other sanctions on us and may affect our clients and users in conducting investment activities on the Group’s platform, which, in each case, may have adverse effect on our provision of service to PRC-based clients.
Regulations on Anti-Monopoly Matters related to Internet Platform Companies
The Anti-monopoly Law of the PRC, which was promulgated by the SCNPC on August 30, 2007 and took effect on August 1, 2008, On June 24, 2022, the SCNPC revised the Anti-monopoly Law which became effective on August 1, 2022. The Anti-monopoly Law prohibits monopolistic conduct, such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.
The PRC Anti-monopoly Law requires that the Anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include: (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the Anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the Anti-monopoly law enforcement agency may conduct Anti-monopoly review of transactions in respect of which it was notified.
On September 11, 2020, the Anti-monopoly Commission of the State Council issued the Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-monopoly Law, operators to establish Anti-monopoly compliance management systems to prevent Anti- monopoly compliance risks.
On February 7, 2021, the Anti-monopoly Commission of the State Council published the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of Internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in Internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, using bundle services to sell services or products).
On November 15, 2021, the SAMR published the Overseas Anti-monopoly Compliance Guidelines for Enterprises, which is aimed at helping PRC companies establish and strengthen overseas anti-monopoly compliance systems to reduce overseas anti-monopoly compliance risks. The Guidelines apply to both PRC enterprises that conduct business and operation overseas and PRC enterprises that conduct business and operations in the PRC and may have certain impacts on overseas markets, in particular for those that conduct import and export trade, overseas investments, acquisition, transfer or license of intellectual properties and tendering and bidding activities.
On December 24, 2021, the NDRC and other eight governmental authorities jointly issued the Opinions on Promoting the Standardized, Healthy and Sustainable Development of the Platform Economy which provide guidelines on regulating various aspects of online platform businesses in China, including, among other, anti-monopoly, unfair competition, platform-related price behaviors, investments in financial institutions and user data issues in the internet platform economy, to promote the industry’s sound and sustained development.

Anti-unfair Competition Law
Competition among business operators is generally governed by the Anti-unfair Competition Law of the PRC, or the Anti-unfair Competition Law, which was promulgated by the SCNPC on September 2, 1993 and amended on November 4, 2017 and April 23, 2019 respectively. According to the Anti-unfair Competition Law, when trading on the market, operators must abide by the principles of voluntariness, equality, fairness and honesty and observe laws and business ethics. Acts of operators constitute unfair competition where they contravene the provisions of the Anti-unfair Competition Law and disturb market competition with a result of damaging the lawful rights and interests of other operators or consumers. When the lawful rights and interests of an operator are damaged by the acts of unfair competition, it may institute proceedings in a People’s court. In comparison, where an operator commits unfair competition in contravention of the provisions of the Anti-unfair Competition Law and causes damage to another operator, it will be responsible for compensating for the damages.
OVERVIEW OF THE LAWS AND REGULATIONS RELATING TO OUR PRESENCE IN SINGAPORE
Regulatory Requirements under the Securities and Futures Act
The Securities and Futures Act 2001 of Singapore (2020 Revised Edition) (the “SFA”) is the principal legislation regulating activities and institutions in the securities and derivatives industry in Singapore.
The SFA is administered by the Monetary Authority of Singapore (the “MAS”), which is Singapore’s central bank and integrated financial regulator. As an integrated financial supervisor, the MAS has oversight of all financial institutions in Singapore, including banks, insurers, capital market intermediaries (such as Moomoo Financial Singapore), and financial advisors. To this end, the MAS also establishes rules for such financial institutions which are implemented through legislation, regulations, directions and notices. MAS guidelines are also formulated and published to encourage best practices among financial institutions in Singapore.
In particular, Part 4 of the SFA provides for the licensing and regulation of certain regulated activities typically carried out by capital markets intermediaries (such as Moomoo Financial Singapore).
Representatives, Directors, and CEO Requirements
Under Section 99B(1) of the SFA, individuals who are employed by or who are acting for a CMSL holder in Singapore to carry out the regulated activities are required to be appointed, provisional or temporary representatives under the SFA, unless exempted.
In addition, pursuant to the MAS Guidelines SFA 04-G01 on Criteria for the Grant of a Capital Markets Services Licence (last revised on August 2, 2022), Moomoo Financial Singapore is required to employ at least two full-time individuals as appointed representatives in respect of each of the regulated activities which it is being licensed to conduct. Moomoo Financial Singapore should also ensure a minimum of two directors on its board, at least one of whom is resident in Singapore. The chief executive officer of Moomoo Financial Singapore should also be resident in Singapore. The approval of the MAS should be obtained prior to the appointment of its chief executive officer, resident directors, and any director who is directly responsible for its business in Singapore.
‘Fit and Proper’ Requirement
Persons applying to the MAS for a CMSL under the SFA, as well as its directors, representatives, and shareholders, must satisfy, and continue to satisfy after the grant of the CMSL by the MAS, that they are fit and proper persons. Generally, a fit and proper person means one who is financially sound, competent, honest, and has not been in breach of relevant laws and regulations. MAS administers this regime through a set of Fit and Proper Guidelines which all classes of regulated entities (including CMSL holders) are ordinarily expected to follow.
Base Capital Requirements
A corporation granted a CMSL in respect of regulated activities shall at all times meet the base capital requirement thresholds under the Securities and Futures (Financial and Margin Requirements for Holders of

Capital Markets Services Licences) Regulations (“SF(FMR)R”), in respect of the regulated activities for which it is licensed to conduct. In view of this obligation, it would be prudent for the CMSL holder to maintain an additional capital buffer over and above the requisite base amount. The base capital requirement thresholds applicable to the regulated activities carried on by Moomoo Financial Singapore are set out under the First Schedule to the SF(FMR)R as follows:
Regulated activity	Base capital requirement (Singapore dollars, or S$)
Dealing in capital markets products that are securities, units in a collective investment scheme or exchange-traded derivatives contracts and the applicant is not a member of an approved exchange.(1)	S$1 million
Carrying out product financing.	S$1 million
Providing custodial services.	S$1 million

Notes:
(1)
Under the SFA, an “approved exchange” means a corporation that is approved by the MAS under the SFA as an approved exchange. An example of such an approved exchange is the Singapore Exchange Securities Trading Limited, or SGX.

Generally, where more than one base capital requirement is applicable to a CMSL holder, the highest of such base capital requirements will apply. Hence, the base capital requirement of Moomoo Financial Singapore is S$1 million.
By Regulation 4 of the SF(FMR)R, a CMSL holder shall not cause or permit its base capital to fall below the base capital requirement applicable to it. Where the base capital falls below the base capital requirement or where the CMSL holder becomes aware that the base capital will fall below the base capital requirement, the MAS must be notified immediately.
Continuing Obligations
An entity licensed under Part 4 of the SFA would typically expect that various ongoing operational obligations would apply, in addition to any specific conditions which the MAS may impose when granting its licence. There are different ongoing business conduct compliance obligations depending on the relevant licensing category. In respect of Moomoo Financial Singapore, these include, but are not limited to, the following requirements under the Securities and Futures (Licensing and Conduct of Business) Regulations (“SF(LCB)R”):
(a)
maintenance of a minimum deposit sum of S$100,000 with the MAS (Regulation 7 of the SF(LCB)R);

(b)
implement, and ensure compliance with, effective written policies on all operational areas, including financial policies, accounting and internal controls, and internal auditing (Regulation 13(b)(i) of the SF(LCB)R);

(c)
identify, address and monitor the risks associated with the trading or business activities (Regulation 13(b)(iii) of the SF(LCB)R);

(d)
ensure that its business activities are subject to adequate internal audit (Regulation 13(b)(iv) of the SF(LCB)R);

(e)
detailed book-keeping and record-keeping obligations (Regulation 39 of the SF(LCB)R);

(f)
provision of statements to customers (Regulation 40 of the SF(LCB)R); and

(g)
regulations on product advertisements (Regulation 46 of the SF(LCB)R).

Anti-Money Laundering And Counter-Terrorist Financing (“AML/CTF”)
Sector-specific requirements applicable to capital markets intermediaries
In Singapore, corporations which are licensed by the MAS are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Singapore as well as various notices and guidelines. In particular, Moomoo Financial Singapore as a CMSL holder will be required to comply with the Notice on Prevention of Money Laundering and Countering the Financing of Terrorism — Capital Markets Intermediaries (last revised on April 20, 2022) (“SFA 04-N02”) issued by the MAS, read together with the Guidelines to MAS Notice SFA 04-N02 (collectively, the “AML/CTF Notices and Guidelines”).
The AML/CTF Notices and Guidelines establish a framework within which CMSL holders are to design and develop their own AML/CTF policies, procedures and controls to help prevent money laundering and terrorism financing in Singapore. A CMSL holder should, among other things:
(a)
take appropriate steps to identify, assess and update its money laundering and terrorism financing risks in relation to the launch or use of new products, new business practices, new delivery mechanisms, or new or developing technologies, and to ensure that appropriate measures and controls are implemented to mitigate and manage such risks;

(b)
conduct anti-money laundering and customer due diligence (“CDD”) checks on all new customers (extending to the beneficial owners, connected parties of the customer and persons appointed to act on the customer’s behalf), and update its CDD checks on existing customers from time to time;

(c)
perform such CDD checks where the licensed corporation first establishes business relations with any customer, where the licensed corporation undertakes any transaction of a value exceeding S$20,000 for any customer who has not otherwise established business relations with it, where there is a suspicion of money laundering or terrorism financing, or where the licensed corporation has doubts about the veracity or adequacy of any information previously obtained;

(d)
reserve the right to request for such information as deemed necessary to verify the identity, tax status and/or source of payment of a customer in order to comply with any applicable law or regulation of any jurisdiction;

(e)
implement internal risk management systems, policies, procedures and controls to determine if particular business relations with or transactions for any customer presents a higher risk for money laundering or terrorism financing;

(f)
conduct on-going monitoring of activities of its customers to ensure that they are consistent with the nature of business, the risk profile and source of funds, as well as identify transactions that are complex, large or unusual, or patterns of transactions that have no apparent economic or lawful purpose;

(g)
conduct comprehensive on-going screening against the United Nations watch lists, other relevant money laundering and terrorism financing sources and lists and information provided by the MAS or other relevant authorities in Singapore; and

(h)
report transactions suspected to contain the proceeds of criminal conduct or that is connected in any way with money laundering, tax evasion or terrorist financing to the Suspicious Transactions Reporting Office and the MAS, and document the basis for its assessment and the decision to report the transaction.

Aside from the AML/CTF Notices and Guidelines, Singapore’s AML/CTF legal framework is governed by a patchwork of legal instruments. We set out below the key legislations in Singapore applicable to Moomoo Financial Singapore which concern money laundering and terrorist financing.
Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act
The Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (2020 Revised Edition) (“CDSA”) criminalises money laundering and organises money laundering offences into two main groups: drug-related offences and other criminal offences. In particular, Part 6 of the CDSA criminalises the laundering of proceeds generated by drug trafficking and criminal conduct via the following principal offences:
(a)
the assistance of another person in retaining, controlling or using the benefits of drug dealing or criminal conduct under an arrangement (whether by concealment, removal from jurisdiction, transfer to nominees or otherwise) (Sections 50(1) and 51(1) of the CDSA);

(b)
the concealment, conversion, transfer or removal from the jurisdiction, or the acquisition, possession or use of benefits of drug dealing or criminal conduct (Sections 53(1) and 54(1) of the CDSA);

(c)
the concealment, conversion, transfer or removal from the jurisdiction of another person’s benefits of drug dealing or criminal conduct (Sections 53(2) and 54(2) of the CDSA);

(d)
the acquisition, possession or use of another person’s benefits of drug dealing or criminal conduct (Sections 53(3) and 54(3) of the CDSA); and

(e)
the possession or use of any property that may be reasonably suspected of being benefits of drug dealing or criminal conduct, without a satisfactory account as to how the property had been occasioned (Section 55(1) of the CDSA).

Upon conviction of an offence under Sections 50, 51, 53, 54 and 55 of the CDSA, individuals will be liable to a maximum fine of S$500,000 or imprisonment for a term of up to 10 years or both, while non-individuals will be liable to a maximum fine of S$1 million or twice the value of the benefits of drug dealing or criminal conduct in respect of which the money laundering offence was committed, whichever is higher. If convicted under Section 55 of the CDSA, individuals will be liable to a maximum fine of S$150,000 or imprisonment for a term of up to 3 years, or both, while non-individuals will be liable to a maximum fine of S$300,000.
In addition to any criminal liability, the CDSA also allows for the confiscation of proceeds of crime. In particular, a confiscation, restraint or charging order may be made by the court in respect of realisable property. A confiscation order under Section 64 of the CDSA is an order for the defendant to pay an amount of money assessed to correspond to the value of the benefit he or she derived from drug dealing or criminal conduct, a restraint order under Section 19 serves to prohibit any person from dealing with realisable property, and a charging order under Section 20 (applicable to immovable property and to capital markets products) serves to secure payment of any amount payable under a confiscation order.
In terms of reporting requirements, Section 45(1) of the CDSA provides for the mandatory reporting of suspicious transactions when a person, in the course of his or her trade, profession, business or employment, knows or has reasonable grounds to suspect money laundering. Suspicious transaction reports are to be made to the Commercial Affairs Department of the Singapore Police Force. A failure to report a suspicious transaction would constitute an offence under Section 45(3) of the CDSA. Individuals will be liable on conviction to a fine not exceeding S$250,000 or to imprisonment for a term not exceeding 3 years or to both, while non-individuals would be liable on conviction to a fine not exceeding S$500,000.
The CDSA also provides for the offence of tipping-off. Section 57 of the CDSA provides that it is an offence if: (i) a person, who knows or reasonably suspects that an authorised officer is acting or proposing to act in a money laundering investigation, discloses, to a second person, any information that is likely to prejudice that investigation or proposed investigation; or (ii) a person, who knows or reasonably suspects that a suspicious transaction report has been filed, discloses to a second person, any information that is likely to prejudice any investigation that might be conducted following the suspicious transaction report. A contravention of Section 57 will lead to an offence, and a fine not exceeding S$250,000 or to imprisonment for a term not exceeding 3 years or to both.
Sanctions
Within the financial sector, the United Nations sanctions are given effect to via regulations issued by the MAS pursuant to Section 27A of the Monetary Authority of Singapore Act 1970 of Singapore (2020 Revised Edition) (the “MAS Act”). As at the Latest Practicable Date, the MAS sanctions regulations which have been issued pursuant to Section 27A of the MAS Act are as follows:
(a)
MAS (Freezing of Assets of Persons — Democratic Republic of the Congo) Regulations 2006;

(b)
MAS (Freezing of Assets of Persons — Sudan) Regulations 2006;

(c)
MAS (Sanctions and Freezing of Assets of Persons — Somalia) Regulations 2010;

(d)
MAS (Sanctions and Freezing of Assets of Persons — Libya) Regulations 2011;

(e)
MAS (Freezing of Assets of Persons — South Sudan) Regulations 2015;

(f)
MAS (Freezing of Assets of Persons — Yemen) Regulations 2015;

(g)
MAS (Sanctions and Freezing of Assets of Persons — Democratic People’s Republic of Korea) Regulations 2016; and

(h)
MAS (Sanctions and Freezing of Assets of Persons — Iran) Regulations 2016.

While specific provisions may differ, broadly speaking, these above regulations generally:
(i)
prohibit financial institutions from entering into transactions with or relating to a sanctioned person;

(ii)
prohibit financial institutions from entering into transactions that have a specific purpose which is being targeted by the sanctions rule; or

(iii)
require financial institutions to freeze assets that may be in their possession or control, where the assets belong to or are controlled by a sanctioned person or where the assets are for the specific purpose that the sanctions rule is targeting, and to notify the authorities accordingly.

The failure to comply with any MAS sanctions regulation is an offence under Section 27A(5) of the MAS Act, for which the financial institution will be liable on conviction to a fine of up to S$1 million.
Personal Data Protection Act
The Personal Data Protection Act 2012 (2020 Revised Edition) (the “PDPA”) is the main legislation governing the protection and handling (collection, storage, use or onward disclosure) of personal data in Singapore. The PDPA also established the Personal Data Protection Commission (“PDPC”) to administer and enforce the PDPA.
Under Section 2 of the PDPA, “personal data” means any data, whether true or not, about an individual who can be identified from that data, or from that data and some other information to which an organization has or is likely to have access.
Under the PDPA, an organisation will have to comply with the following general obligations when dealing with personal data:
(a)
obtain the consent of the individual before collecting, using or disclosing his personal data for a purpose. Consent is not considered given unless the purpose of collection, use or disclosure is notified to the individual and his consent is obtained in relation to such notified purpose;

(b)
collect, use or disclose personal data about an individual only for purposes that a reasonable person would consider appropriate and, if applicable, have been notified to the individual concerned;

(c)
notify the individual of the purposes for which an individual’s personal data is intended to be collected, used or disclosed on or before such collection, use or disclosure;

(d)
give an individual reasonable access to his or her own personal data which the organization has in its possession or control (including informing the individual of the ways in which his personal data has been used or disclosed over the past year);

(e)
correct errors and omissions in the personal data of an individual if the individual so requests;

(f)
make reasonable effort to ensure that personal data collected by it is accurate and complete;

(g)
take reasonable security measures to protect the personal data from unauthorised access, collection,

use, disclosure, tampering or disposal, and the loss of any storage medium or device on which the personal data is stored;
(h)
not retain personal data or to remove the means by which personal data can be associated with particular individuals, as soon as it is reasonable to assume that the original purpose of the collection is no longer served by retention and that retention is also no longer needed for legal or business purposes;

(i)
ensure that when personal data is transferred out of Singapore to another country, a standard of protection comparable to that under Singapore law is given to the transferred personal data;

(j)
notify the PDPC of a data breach that results in or is likely to result in significant harm to an affected individual or that is or is likely to be of a significant scale; and

(k)
implement policies and procedures to comply with the PDPA and to make information about such policies and procedures publicly available.

If an organisation intentionally or negligently fails to comply with its obligations under the PDPA, it will be liable under Sections 48J(1)(a) and 48J(3) of the PDPA to pay a financial penalty of up to S$1 million. In all instances of non-compliance, the PDPC has the power under Section 48I(2) of the PDPA to direct organisations to stop collecting, using or disclosing personal data in contravention of the PDPA, to destroy personal data collected in contravention of the PDPA, or to comply with any direction of the PDPC to provide access to or to correct personal data.
Failure to comply with requirements of the PDPA may also separately attract civil liability. A person who suffers loss or damage directly as a result of a breach by an organisation of various provisions of the PDPA is able to bring an action against the organisation in a civil court for compensation.
In addition to the obligations above, the PDPA also established a Do-Not-Call Registry (“DNC Registry”) under Part 9 of the PDPA, which allows individuals to register their Singapore telephone numbers to opt out of receiving marketing phone calls, mobile text messages and faxes from organisations. Under Section 43 of the PDPA, no person shall send a “specified message” addressed to a Singapore telephone number unless it has been confirmed that the number is not listed on the relevant DNC Registry. A “specified message” is one that, among others, purports to offer to supply or advertise or promote goods and services.
Any person who fails to confirm that a Singapore telephone number is not listed in the DNC Registry, prior to sending a specified message to that number, will be liable to a fine of up to S$10,000 or imprisonment for a term of up to 3 years or to both.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information in the Listing Document relating to selected aspects of our history, development and corporate structure.
OVERVIEW
Our Group is a leading one-stop financial technology platform transforming the investing experience with our fully digitalized securities brokerage and wealth management product distribution services in Hong Kong. We commenced our operations in December 2007 through Shenzhen Futu to provide internet technology and software development services. Since then, Mr. Li (our founder, chairman of the Board, executive Director and chief executive officer) has devoted his strong technology background and vision in financial technology industry and placed great emphasis on R&D and innovations in developing the Group’s business. Futu International Hong Kong was incorporated in April 2012, obtained a Type 1 License for dealing in securities from the SFC, and successfully launched our proprietary Hong Kong securities trading system and commenced the operation of our online securities brokerage business in Hong Kong in October 2012. We have been led by our founder, Mr. Li, who has over 20 years of experience and expertise in the technology and internet sectors in China. Please see the section headed “Directors and Senior Management” for further details of the work experiences of Mr. Li.
In April 2014, our Company was incorporated under the laws of the Cayman Islands as our holding company. Our Company conducts its businesses through our subsidiaries and Consolidated Affiliated Entities controlled by us through the Contractual Arrangements. A securities brokerage service provider at inception, our Group is now an all-round online financial services platform, integrating trading, wealth management product distribution, market data and information, user community, investor education, and corporate services. As of the Latest Practicable Date, our Group held 51 licenses, registrations and memberships across Hong Kong, Singapore, the U.S., Australia and Europe, serving approximately 19.2 million users.
In March 2019, we listed the ADSs on the Nasdaq under the symbol “FHL” and currently traded under the symbol of “FUTU”.
BUSINESS MILESTONES
The following is a summary of our key business development milestones:
Date	Event
December 2007	Our Group commenced its operations to provide internet technology and software development services.
October 2012
We obtained a Type 1 License for dealing in securities from the SFC, launched our proprietary Hong Kong securities trading system and commenced the operation of our online securities brokerage business in Hong Kong.

January 2018	We became registered in the U.S. as a broker-dealer.
Date	Event
July 2018	We started to provide completely online-based account opening services as the first securities broker in Hong Kong.
March 2019	Our Company became listed on Nasdaq.
August 2019	We launched our wealth management product distribution services business on our platform.
March 2021	We launched moomoo in Singapore.
March 2022	We launched moomoo in Australia.

OUR MAJOR SUBSIDIARIES AND CONSOLIDATED AFFILIATED ENTITIES
The principal business activities and dates and places of establishment of the major subsidiaries and Consolidated Affiliated Entities of our Group that made a material contribution to our results of operation during the Track Record Period are shown below:
Name	Principal business activities	Date of establishment of business	Place of establishment/ incorporation
Futu International Hong Kong	Financial services	April 2012	Hong Kong
Futu Securities (Hong Kong) Limited	Investment holding	May 2014	Hong Kong
Futu Network Technology Limited	Research and development and technology services	August 2015	Hong Kong
Futu Network Technology (Shenzhen) Co., Ltd.	Research and development and technology services	October 2015	PRC
Shensi Beijing	No substantial business	September 2014	PRC
Moomoo Financial Inc.	Financial services	December 2015	U.S.
Futu Clearing Inc.	Financial services	August 2018	U.S.
Moomoo Financial Singapore	Financial services	December 2019	Singapore
Shenzhen Futu	Research and development and technology services	December 2007	PRC
Futu Australia	Financial services	February 2001(1)	Australia

Note:
(1)
Futu Australia was acquired by the Company in November 2021.

CORPORATE DEVELOPMENT AND LISTING ON THE NASDAQ
In April 2014, our Company was incorporated under the laws of the Cayman Islands as our holding company. A securities brokerage service provider at inception, our Group is now an all-round online financial services platform, integrating trading, wealth management product distribution, market data and information, user community, investor education, and corporate services.
In 2016 and 2017, we had net losses of HK$98.5 million and HK$8.1 million, respectively. As a result, we recorded an accumulated deficit of HK$148.9 million as of December 31, 2018, which resulted in a net liabilities position of approximately HK$1,100.3 million as of the same date. We have become profitable since 2018, and witnessed an increase in the trading volume on our platform.
On March 8, 2019, the ADSs representing our Class A Ordinary Shares commenced trading on Nasdaq under the symbol “FHL” (currently traded under the symbol “FUTU”). Our Company issued and sold an aggregate of 8,625,000 ADSs (including 1,125,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option), representing 69,000,000 Class A Ordinary Shares at a public offering price of US$12.0 per ADS. Concurrently with the completion of our initial public offering, we issued and sold 46,666,666 Class A Ordinary Shares to General Atlantic Singapore FT Pte. Ltd., a non-U.S. and non-affiliated entity at the same price per Share. The net proceeds received by our Company from the initial public offering on Nasdaq and such concurrent private placement (after deducting commissions and offering expenses) were approximately US$161.7 million (or approximately HK$1,259.3 million).
On August 22, 2020, we completed our follow-on offering on Nasdaq where we issued and sold a total of 76,000,000 Class A Ordinary Shares represented by ADSs at a public offering price of US$33.0 per ADS, raising net proceeds of approximately US$301.8 million (or approximately HK$2,339.7 million), after deducting commissions and offering expenses, to our Company.

On April 24, 2021, we completed another follow-on offering on Nasdaq where we issued and sold a total of 87,400,000 Class A Ordinary Shares represented by ADSs at a public offering price of US$130.0 per ADS, raising net proceeds of approximately US$1,397.5 million (or approximately HK$10,856.5 million), after deducting commissions and offering expenses, to our Company.
The directors of our company (the “Directors”) confirm that since the date of our listing on the Nasdaq and up to the Latest Practicable Date, we had no instances of non-compliance with the rules of the Nasdaq in any material respects and to the best knowledge of our Directors having made all reasonable enquiries, there is no matter that should be brought to investors’ attention in relation to our compliance record on the Nasdaq.
REASONS FOR THE LISTING
Our Board is of the view that the Listing will present us with an opportunity to broaden our access to capital markets to grow our customer base, enhance our ecosystem, and continue to invest in our platform and expand our presence in various markets as disclosed in the sections headed “Business — Growth Strategies” in this document. As our Group had a long history commencing our online brokerage business in Hong Kong, it has additional strategic value to us to be listed in Hong Kong.
MAJOR SHAREHOLDING CHANGES OF OUR COMPANY
Our Company was incorporated in the Cayman Islands on April 15, 2014 to serve as the holding company of our Group. Upon incorporation, our Company had an authorized share capital of US$50,000.00 divided into 10,000,000 shares of a par value of US$0.005 each. The major shareholding changes of our Company were as set out below:
Upon our incorporation, we issued one ordinary share to Nominees Services Ltd., which subsequently transferred such ordinary share to Mr. Li, our founder, chairman of the Board, executive Director and chief executive officer, for a consideration of US$0.005. On the same date, we further issued 807,499 ordinary shares to Mr. Li for an aggregate consideration of US$4,037.495.
On October 31, 2014, we issued 178,571 Series A preferred shares to Qiantang River Investment Limited for an aggregate consideration of US$5.0 million, 71,429 Series A preferred shares to Matrix Partners China III Hong Kong Limited for an aggregate consideration of US$2.0 million and 46,875 Series A-1 preferred shares to Sequoia Capital CV IV Holdco, Ltd. for an aggregate consideration of US$1.5 million.
On May 27, 2015, we issued 160,715 Series B preferred shares to Qiantang River Investment Limited for an aggregate consideration of approximately US$27.3 million, 9,740 Series B preferred shares to Matrix Partners China III Hong Kong Limited for an aggregate consideration of approximately US$1.7 million and 6,392 Series B preferred shares to Sequoia Capital CV IV Holdco, Ltd. for an aggregate consideration of approximately US$1.1 million.
On September 22, 2016, we effected a one-to-500 share split whereby (A) all of our 807,500 ordinary shares of par value US$0.005 each issued and outstanding at the time, were converted into 403,750,000 ordinary shares of par value US$0.00001 each; (B) all of our 250,000 Series A preferred shares of par value US$0.005 each issued and outstanding at the time were converted into 125,000,000 Series A preferred shares of par value US$0.00001 each; (C) all of our 46,875 Series A-1 preferred shares of par value US$0.005 each issued and outstanding at the time were converted into 23,437,500 Series A-1 preferred shares of par value US$0.00001 each; and (D) all of our 176,847 Series B preferred shares of par value US$0.005 each issued and outstanding at the time were converted into 88,423,500 Series B preferred shares of par value US$0.00001 each. As a result of the share split, the number of our total authorized shares was increased from 10,000,000 to 5,000,000,000 on September 22, 2016, among which the number of our authorized ordinary shares was increased from 9,526,278 to 4,763,139,000, the number of our authorized Series A preferred shares was increased from 250,000 to 125,000,000, the number of our authorized Series A-1 preferred shares was increased from 46,875 to 23,437,500 and the number of our authorized Series B preferred shares was increased from 176,847 to 88,423,500. The share split has been retroactively reflected for all periods presented herein.
On May 22, 2017, we issued 128,844,812 Series C preferred shares to Image Frame Investment (HK) Limited for an aggregate consideration of US$91.4 million, 7,381,311 Series C-1 preferred shares to Matrix

Partners China III Hong Kong Limited for an aggregate consideration of US$7.6 million and 4,843,971 Series C-1 preferred shares to SCC Venture VI Holdco, Ltd. for an aggregate consideration of US$5.0 million.
On November 24, 2017, Image Frame Investment (HK) Limited transferred 28,205,205 Series C preferred shares to TPP Follow-on I Holding A Limited for an aggregate consideration of US$20.0 million and 29,615,465 Series C preferred shares to TPP Opportunity I Holding A Limited for an aggregate consideration of US$21.0 million.
On March 8, 2019, we issued a total of 115,666,666 Class A Ordinary Shares pursuant to our initial public offering on the Nasdaq and the concurrent private placement. On August 22, 2020, we issued and sold a total of 76,000,000 Class A Ordinary Shares represented by ADSs at a public offering price of US$33.00 per ADS. On April 24, 2021, we issued and sold a total of 87,400,000 Class A Ordinary Shares represented by ADSs at a public offering price of US$130.00 per ADS. Further details of our initial public offering on Nasdaq and the follow-on offerings are set out in the section headed “— Listing on the Nasdaq.”
In December 2020, we raised US$262.5 million in net proceeds from the private placement of 53,600,000 Class A Ordinary Shares in the form of the pre-funded warrants (the “Pre-Funded Warrants”) to a leading global investment firm at a price of US$4.89751 less a nominal exercise price of US$0.00001 per Pre-Funded Warrant. Such Pre-Funded Warrants were immediately exercisable and had a termination date in June 2022. On June 11, 2021, the Pre-Funded Warrants were exercised in full and 53,599,890 Class A Ordinary Shares have been issued upon full exercise of such Pre-Funded Warrants.
Our Group adopted a WVR structure, consisting of Class A Ordinary Shares and Class B Ordinary Shares, which became effective immediately prior to the completion of our Company’s initial public offering on the Nasdaq. Immediately prior to the completion of our initial public offering on the Nasdaq, (i) all of the then issued and outstanding preferred shares were converted and re-designated into ordinary shares on a one-to-one basis; (ii) all of the ordinary shares ultimately held by the Company’s founder, chairman of the Board, executive Director, and chief executive officer, Mr. Li, and 140,802,051 ordinary shares (including such ordinary shares converted from the re-designation of preferred shares) held by Qiantang River Investment Limited were re-designated into Class B Ordinary Shares on a one-to-one basis; and (iii) all of the remaining ordinary shares (including ordinary shares resulting from the conversion and re-designation of preferred shares) were re-designated into Class A Ordinary Shares on a one-to-one basis. In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares were entitled to one vote per share, while holders of Class B Ordinary Shares were entitled to 20 votes per share upon the completion of the initial public offering on the Nasdaq.
Tencent Group has been our principal shareholder since October 2014. Our Group works with Tencent Group across a number of cooperation areas in a mutually beneficial relationship, and such collaboration is in part driven by our shared values of technological excellence and innovation. For further details of the transactions between our Group and Tencent Group upon Listing, please refer to the section headed “Connected Transactions” in this document. As of the Latest Practicable Date, Tencent Group, through Qiantang River Investment Limited, beneficially owned an aggregate of 140,802,051 Class B Ordinary Shares. On October 25, 2021, the relevant Tencent entity delivered a share conversion notice to the Company to convert all of the 140,802,051 Class B Ordinary Shares held by it to Class A Ordinary Shares, on a one-to-one basis, upon Listing. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Upon the conversion of 140,802,051 Class B Ordinary Shares held by such relevant Tencent entity into Class A Ordinary Shares, the Company will issue 140,802,051 Class A Ordinary Shares, representing approximately 16.10% the total number of issued Class A Ordinary Shares upon completion of the Listing and conversion of Class B Ordinary Shares into Class A Ordinary Shares (assuming no further Shares are issued under the Share Incentive Plans between the Latest Practicable Date and the Listing Date).
On November 21, 2022, pursuant to the fourth amended and restated articles of association of our Company adopted by a special resolution of the shareholders of our Company on December 28, 2018 and effective on March 12, 2019, as amended from time to time (the “Articles of Association”), Mr. Li, being a beneficial owner of our Class B Ordinary Shares, delivered an irrevocable written consent to the Company to consent to the modification of voting rights attached to each Class B Ordinary Share from 20 votes to ten votes pursuant to Rule 8A.10 of the Listing Rules, effective upon the Listing. As advised by our legal advisor as to Cayman Islands laws, such an irrevocable agreement from Mr. Li will constitute his legal, valid and binding obligations enforceable in accordance with its terms, and do not conflict with or result in a breach of any of the terms or provisions of the Company’s existing Articles or any law, public rule or regulation applicable to the Company currently in force in the Cayman Islands. The modification of voting rights attached to each Class B Ordinary Shares from 20 votes to ten votes pursuant to Rule 8A.10 of the Listing Rules will become legally valid and effective as a matter of Cayman Islands corporate law when our existing Articles are amended in line with the Listing Rules requirements (including the modification of the number of votes per Class B Ordinary Share from 20 votes to ten votes) at the Company’s general meeting to be convened on or before June 30, 2023.
OUR INVESTORS PRIOR TO THE NASDAQ LISTING
The Company has received meaningful third-party investment from investors over the past years. In October 2014, Tencent Group participated in the equity fundraising of the Company, and as of the Latest Practicable Date, based on the information available to the Company, held approximately 22.2% of the total issued share capital of the Company and approximately 35.0% of the voting power of the total issued and outstanding share capital of the Company.
Tencent is a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange (stock code: 700). Tencent Group is a leading provider of Internet value-added services in China, including communications and social, digital content, advertising, fintech and cloud services, and has closely collaborated with the Company over the years across areas such as business services and technology infrastructure.
Tencent Group is expected to be a substantial shareholder of our Company following the Listing. Tencent Group is a sophisticated investor of our Company and in accordance with Guidance Letter HKEX-GL93-18, has undertaken to the Company that it will retain an aggregate 50% of its investment at the time of the Listing for a period of six months following the Listing.
MAJOR ACQUISITIONS, DISPOSALS AND MERGERS
We have not conducted any acquisitions, disposals or mergers since our inception that we consider to be material to us.
PRC REGULATORY REQUIREMENTS
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, jointly issued by MOFCOM, the State-Owned Assets Supervision and Administration Commission of the State Council of the PRC, the SAT, the CSRC, the State Administration of Industry and Commerce of the PRC (currently known as the State Administration for Market Regulation of the PRC (the “SAMR”)) and the SAFE on August 8, 2006, effective as of September 8, 2006 and amended on June 22, 2009 with immediate effect, require that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals through acquisitions of shares of or equity interests in PRC domestic companies, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
Our PRC Legal Advisors are of the opinion that prior CSRC approval for the Listing is not required because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether listings like ours under this document are subject to the M&A Rules; (ii) our wholly-owned PRC subsidiaries were not established through mergers or acquisitions of domestic companies owned by PRC companies or individuals as defined under the M&A Rules that are the beneficial owners of our Company; and (iii) that no provision in the M&A Rules clearly classified contractual arrangements as a type of transaction subject to the M&A Rules. However, our PRC Legal Advisors further advise that there is uncertainty as to how the M&A Rules will be interpreted or implemented.
SAFE REGISTRATION IN THE PRC
Pursuant to the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment, Financing and Round Trip Investment via Special Purpose

Vehicles, or SAFE Circular 37, promulgated by SAFE on July 4, 2014 with immediate effect which replaced the Circular of the SAFE on Foreign Exchange Administration of Equity Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 75, (a) a PRC resident must register with the local SAFE counterpart before he or she contributes assets or equity interests in an overseas special purpose vehicle (the “Overseas SPV”) that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC resident is also required to register with the local SAFE counterpart for any major change in respect of the Overseas SPV, including, among other things, a change of Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the Overseas SPV’s capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.
Pursuant to the Notice on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, promulgated by SAFE on February 13, 2015 and became effective on June 1, 2015, the power of foreign exchange registration was delegated from the local SAFE counterpart to qualified local banks where the domestic entity was incorporated.
As advised by our PRC Legal Advisors, Mr. Li has completed the registration under the SAFE Circular 37.
OUR STRUCTURE
The following diagram illustrates the simplified corporate and shareholding structure of our Group immediately upon Listing (assuming there is no change in the shareholding of the public Shareholders from the Latest Practicable Date to immediately prior to the Listing, without taking into account the 70,000,364 Class A Ordinary Shares issued to our depository bank for bulk issuance of ADS and reserved for future issuance upon the exercise or vesting of awards granted under the Share Incentive Plans, and assuming no further Shares are issued under the Share Incentive Plans between the Latest Practicable Date and the Listing Date):

Mr. Li[1]
Other Directors[2]
Tencent Entities[3]
Other ADS holders and investors[4]
[35.9]%
[0.5]%
[22.0]%
[41.7]%
The Company
(Cayman Islands)
100%
Futu International Hong Kong (Hong Kong)
Futu Securities (Hong Kong) Limited (Hong Kong)
Futu Financial Limited (Hong Kong)
Futu Lending Limited (Hong Kong)
Futu Network Technology Limited (Hong Kong)
Futu VB Holdings Limited (Hong Kong)
Futu US Inc (U.S.)
20%
Futu Holdings (Singapore) Pte. Ltd. (Singapore)
Moomoo Financial Singapore (Singapore)
FORTUNE GATEWAY NZ LIMITED (New Zealand)
Futu Nominee Service Limited (Hong Kong)
Futu Insurance Brokers (Hong Kong) Limited (Hong Kong)
Futu Corporate Service Limited (Hong Kong)
Futu Trustee Limited (Hong Kong) (Hong Kong)
Futu VB Limited (Hong Kong)
Moomoo Financial Inc. (U.S.)
Futu Clearing Inc. (U.S.)
Moomoo Technologies Inc. (U.S.)
Futu Futures Inc. (U.S.)
Futu Wealth Advisors, Inc. (U.S.)
Moomoo Crypto Inc. (U.S.)
Futu Trustee (Singapore) Pte. Ltd. (Singapore)
Futu Australia (Australia)
Offshore
Onshore
Shenzhen Qianhai Fushitu Investment Consulting Management Co., Ltd. (PRC)
Shenzhen Shishi Futu Consulting Co., Ltd. (PRC)
Shanghai Futu Enterprise Development Co., Ltd. (PRC)
Shenzhen Futu (PRC)
Shensi Beijing (PRC)
Futu Network Technology (Shenzhen) Co., Ltd. (PRC)
Futu Information Technology (Hainan) Co., Ltd. (PRC)
Futu Business Information Consulting (Hainan) Co., Ltd. (PRC)
Beijing Futu (PRC)
Hainan Futu (PRC)
(PRC)
Beijing Shensi Consulting (PRC)
Equity interest
Contractual arrangements

Notes:
(1)
Representing 100,000,000 Class A Ordinary Shares (of which 50,000,000 Class A Ordinary Shares are represented by 6,250,000 ADSs held of record) by Lera Ultimate Limited, 202,812,500 Class B Ordinary Shares held by Lera Ultimate Limited, 36,937,500 Class B Ordinary Shares held by Lera Infinity Limited, 64,000,000 Class A Ordinary Shares held by Lera Infinity Limited and 86,568 Class A Ordinary Shares represented by 10,821 ADSs held of record by Mr. Li. Lera Ultimate Limited is a British Virgin Islands (“BVI”) business company ultimately owned by Lera Direction Plus Trust and Lera Infinity Limited is a BVI business company ultimately owned by Lera Target Trust. Lera Direction Plus Trust and Lera Target Trust were established by Mr. Li (as the settlor) for the benefit of Mr. Li and his family. Mr. Li has the sole power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Lera Ultimate Limited and Lera Infinity Limited in our Company. Mr. Li is deemed to be interested in the Shares held by Lera Ultimate Limited and Lera Infinity Limited.

(2)
Representing:

(a)
1,442,720 Class A Ordinary Shares held by Mr. Shan Lu;

(b)
3,336,000 Class A Ordinary Shares held by Mr. Nineway Jie Zhang; and

(c)
760 Class A Ordinary Shares held by Mr. Yijiang Wang.

(3)
Representing (a) 169,643,000 Class A Ordinary Shares and 140,802,051 Class B Ordinary Shares directly held by Qiantang River Investment Limited; (b) 71,024,142 Class A Ordinary Shares held by Image Frame Investment (HK) Limited; (c) 1,161,840 Class A Ordinary Shares represented by 145,230 ADSs held of record by TPP Opportunity GP I, Ltd.; (d) 5,412,888 Class A Ordinary Shares represented by 676,611 ADSs held of record by Tencent Mobility Limited; and (e) 176,792 Class A Ordinary Shares represented by 22,099 ADSs held of record by Distribution Pool Limited.

(4)
Representing Shareholders who, to the best knowledge of the Directors, hold less than 5% of our issued share capital and are independent third parties.

BUSINESS

The following section sets forth updated and supplemental information in the Listing Document relating to selected aspects of our business and operations as well as a current description of our strengths and strategies.

OVERVIEW
We are a leading one-stop financial technology platform transforming the investing experience with our fully digitalized securities brokerage and wealth management product distribution services in Hong Kong. We launched our business on the premise that no one should be precluded from investing on the basis of prohibitive transaction costs or market inexperience. Technology permeates every part of our business, allowing us to offer a redefined user experience built upon a secure, stable, agile and scalable online platform. Today, we have become a market leader in Hong Kong in the retail securities brokerage industry and a go-to brand for retail securities trading. According to CIC, we are the largest securities broker in terms of retail securities trading volume on the Hong Kong Stock Exchange, with a market share of 10.7% as of December 31, 2021.
A securities brokerage service provider at inception, we are now an all-rounded online financial services platform, seamlessly integrating services and products including trading, wealth management product distribution, market data and information, user community, investor education and corporate services with a focus on the online securities brokerage market. As an intuitive and easy-to-navigate platform, we are serving approximately 19.2 million users. We provide a comprehensive range of investment products, including equities and derivatives across major global exchanges, margin financing and securities lending, as well as fund and bond investments, leveraging our 51 licenses, registrations and memberships across Hong Kong, Singapore, the U.S., Australia and Europe as of the Latest Practicable Date. Our vibrant user community further engages our users and provides them with direct access to listed companies, fund houses, exchanges, media and research institutions that have accounts in our user community through communication with their representatives. In addition, our platform equips our users with necessary investment knowledge for them to make informed investment decisions.
Our platform has attracted and gathered a vast base of young and high-quality users and clients, evidenced by the average paying client age of 37 and average paying client assets of over HK$310,000 on our platform as of June 30, 2022, the latter being the highest average retail client asset level among online securities brokers in Hong Kong, according to CIC. The emerging affluent and tech-savvy population we primarily serve allows us to pursue the massive opportunity in the digitalization of the securities brokerage and wealth management industry. We grow our client base mainly through word-of-mouth referrals, corporate services, as well as online and offline marketing and promotional activities. We benefit from the significant organic traffic arising from our high brand awareness, contributing over half of our new paying clients during the year 2021. As of June 30, 2022, we had over 18.6 million users, 3.0 million clients, and around 1.4 million paying clients.
We have developed a proprietary and highly automated technology infrastructure encompassing every aspect of our business operations, from account opening, fund transfer, trading and investment to risk management. Our team is centered around research and development — 63.5% of our employees engaged in research and development as of June 30, 2022. Our founder, chairman of the Board and chief executive officer Mr. Leaf Hua Li, who has over 20 years of experience and expertise in the technology and internet sectors in China, is directly in charge of our technology committee, which is responsible for formulating technology development strategies, optimizing the existing technology infrastructure and implementing large-scale technology projects. Our technology infrastructure provides us with crucial advantages:
•
Integrated cross-market platform.   We have developed an easy-to-use and highly integrated cross-market system which allows our clients to view and execute trades in different markets as a unified one from a single platform, with streamlined functionality extending from core trading, real-time risk management to multi-currency, multi-market settlement.

•
Security and stability.   Our platform features an automated multi-level protection mechanism and strict security measures such as data encryption and a two-factor authentication, to protect our clients’ personal information and trading data. We invest significantly to ensure platform stability, and were able to achieve over 99.9% service availability rate on our platform in 2020 and 2021, the highest among securities brokers in Hong Kong, according to CIC.
•
Agility and scalability.   Our platform is built on a cloud-based distributed infrastructure and highly modularized architecture, each component of which can be separately upgraded and replaced, significantly reducing the launch cycle, accelerating response time, and enhancing scalability. According to CIC,

•
we were able to offer completely online-based account opening services within ten days from SFC’s release of relevant guidance in July 2018, as the first securities broker in Hong Kong;

•
we provided 153 application upgrades and incorporated 5,689 new product features for our users in 2021, the most in the Hong Kong retail securities brokerage market; and

•
we were capable of processing 1,004 Hong Kong listed securities trades per second as of June 30, 2022, highest in the Hong Kong retail securities brokerage market.

•
Big data and AI capabilities.   We have established an intelligent risk control platform built on our proprietary algorithms, which is capable of analyzing different types, sources and stages of risks and providing margin ratio adjustment recommendations and early risk warnings. Leveraging our big data analytic capabilities, we have developed AI-based customer service function which can predict users’ questions based on their past interactions with our application. We can also intelligently and accurately identify the true semantics behind the text of our users’ questions through our natural language processing capabilities.

As a result of our relentless focus on technology development and product innovation, we have achieved significant growth since inception, and especially during the Track Record Period1:

Note:
(1)
For each relevant period prior to January 1, 2021, figures are only inclusive of those under Futubull or Futu International Hong Kong, as applicable. For each subsequent period since January 1, 2021, figures are also inclusive of those under moomoo or Moomoo Financial Inc., Moomoo Financial Singapore and Futu Australia, as applicable.

MARKET OPPORTUNITY
Increasing retail investor participation and online penetration
Driven by growing disposable income of retail investors, continued enterprise fundraising demands through capital markets, and technological innovations in securities brokerage services, the global securities market (including stocks, bonds, ETFs, derivatives and other securities) has continued to grow in terms of trading volume, from US$163.3 trillion in 2017 to US$269.6 trillion in 2021, and is projected to further grow to US$334.5 trillion in 2026. Two trends have been driving trading volume growth: the increase in retail investor participation and the increase in online penetration.
Global retail investor base continues to grow over the years, driven by improved financial literacy and lower threshold of financial markets access. Specifically, digitalized and user-friendly trading applications that charge low commissions have dramatically lowered the investment barriers for retail investors. In addition, Hong Kong, the U.S., Singapore and Australia securities markets provide a wide range of diversified investment products, thereby attracting a large number of retail investors worldwide. The retail investors’ contribution to global securities trading increased from 39.6% in 2017 to 47.4% in 2021, and is projected to further increase to 48.8% in 2026. Securities investing is particularly popular in Hong Kong, with 53.5% of the adult population owning a securities investment account in 2021, according to CIC. Retail investors contribute meaningful trading volumes and have become a formidable force in the global securities market.
Furthermore, the development of mobile internet prompts the migration of trading activities from offline channels to online platforms. This trend has been further accelerated by the COVID-19 pandemic. The global online securities trading penetration rate in terms of trading volume increased from 40.4% in 2017 to 53.2% in 2021, and is projected to reach 62.2% in 2026. The U.S. and Hong Kong ranked as the first and fifth largest online securities market in terms of trading volume in 2021, and both markets were among the fastest-growing online retail securities markets in terms of trading volume from 2017 to 2021, with CAGRs of 32.9% and 18.2%.
These trends have reshaped the competitive landscape of the securities brokerage industry and greatly driven the popularity of online securities brokers, most of which are purpose-built to serve retail investors’ online trading needs.
Growing demand for diversified investment products
With increasing wealth accumulation and growing understanding of financial markets, retail investors ranging from the mass affluent to the ultra-high-net-worth demand more diversified investment products, from stocks and ETFs to derivatives. Many retail investors have become aware of investment opportunities outside of their home countries, especially in the U.S. and Hong Kong markets.
Specifically, the offshore investment market for Chinese investors is growing rapidly, driven by the expanding population of global Chinese communities, the increasing investable assets per capita, and growing appetite for equities and fund products. Hong Kong, as a competitive asset and wealth management center and a preferred place of fund domicile, has enjoyed strong growth in its wealth management market, from US$1.2 trillion in 2017 to US$1.7 trillion in 2021 at a CAGR of 10.2%. This market is projected to further grow to reach US$2.8 trillion in 2026 at a CAGR of 9.6%, driven by a number of favorable factors including the Greater Bay Area initiatives, mutual recognition of funds arrangement with the Mainland China and European markets, and continuous development in local financial infrastructure.
This growing demand for diversified investment products leads to a redefined retail investment landscape with increasing preference for “one-stop” platforms that deliver comprehensive financial products and services in a digitalized and easily accessible way.

Social community driving user engagement
User community has become a critical differentiating factor for securities brokers given its appeal to retail investors. Through exchanging market views and investment experience, posting transaction stories and establishing relationships with other people who share the same enthusiasm for investing, retail investors feel accompanied on their investment journey and build a strong sense of belonging and accomplishment. Therefore, social community plays an increasingly important role to uplift user experience and improve client retention.
Retail investors are growing increasingly active on online communities, driven by the growth of younger and tech-savvy investor base globally. In Asia and North America, online brokerage platforms with social communities gained increasing popularity, with leading players realizing approximately 10% year-on-year increase in daily average time spent by active users from 2019 to 2021, according to CIC. Retail investors tap into social networks to share investment experience, acquire market data and information, and seek investment advice. Online securities brokers with interactive social platforms usually enjoy high client conversion and retention rates.
COMPETITIVE STRENGTHS
Market leading brand
After ten years of rapid growth, we are now a market leader in Hong Kong in the retail securities brokerage industry and a go-to brand for retail securities trading. As of December 31, 2021 and according to CIC:
•
We were the largest securities broker in terms of retail securities trading volume on the Hong Kong Stock Exchange;

•
Futubull was repeatedly ranked the first in the finance category of Hong Kong iOS and Android App Stores; and

•
We were the first and only online securities broker classified by the Hong Kong Stock Exchange as a Category A Exchange Participant (top 14 exchange participants in terms of turnover).

Our great success in the Hong Kong market has laid a solid foundation in terms of technology and industry knowhow for our international expansion. We launched moomoo, the international version of Futubull, in the U.S., Singapore and Australia, and plan to extend our reach to more international markets. moomoo has demonstrated broad popularity and robust momentum since its debut in Singapore on March 8, 2021 — reaching the number one spot under the finance category and free download category of Singapore’s iOS and Android App Store within two months, respectively, and attracting over 220,000 users and 100,000 paying clients within three months.
Creating a market-leading and trustworthy brand has brought us high growth. Our total client asset balance increased from HK$87.1 billion as of December 31, 2019 to HK$433.6 billion as of June 30, 2022, up by about five-fold in two and a half years. Our revenue, gross profit and net income grew from 2019 to 2021 at a CAGR of 158.9%, 175.3% and 311.9%, respectively.
Premier user experience
We make investing easier by crafting a premier user experience through technology capabilities, redefining industry best practices.
The relentless pursuit for offering best-in-class user experiences has been the core of our culture, which stemmed from our founder Mr. Leaf Hua Li, who was Tencent’s 18th founding employee, an early and significant research and development participant of Tencent QQ, the founder of Tencent Video leading product design and development, and former head of Tencent’s multi-media business and its innovation center. This culture is also permeated throughout the company, manifested by how our employees approach product development.
Our premier user experience is reflected in several important areas:

•
Flexible Platform.   We ensure an omni-terminal access to our platform from mobile phones, tablets and computers, either through our purpose-built applications or internet browsers. Across all channels, we deliver intuitive, easy-to-navigate, efficient, and elegant user interfaces, creating a well-received platform without technical terms or barriers for users to make informed investment decisions.

•
Seamless Operational Process.   Our operational processes are fully digitalized and seamless. We provide a completely online account opening process and multiple channels of fund transfers. By virtue of our technology edge, we are able to complete new account opening online in three minutes and bank-to-brokerage fund transfers in as fast as a few seconds, both at the highest level among Hong Kong online securities brokers, according to CIC.

•
Rich and Tailored Market Insights.   We offer real-time market data, including unique and valuable analytics, such as institutional trading volumes, trading order flows, and free Hong Kong Level II stock quotes, to all Mainland China-based clients, the first among online securities brokers in Hong Kong, according to CIC. Leveraging our proprietary algorithms and deep-learning models, we automatically aggregate information, produce stock analysis and provide personalized content. We also provide advanced and intuitive tools to allow our users to customize the manner in which they monitor the market.

•
Continuous Product Upgrade and Innovation.   We strive to prioritize clients’ potential demands in the ever-changing market environment by constantly expanding our product offerings. In 2021, we provided 153 application upgrades and incorporated 5,689 new product features for our users, the most in the Hong Kong retail securities brokerage market, according to CIC. As a market pioneer, we are the first online securities broker in Hong Kong to launch many new product features according to CIC, including proprietary grey market trading services for Hong Kong IPOs and the option for clients to automatically subscribe for and redeem money market funds based on their cash positions.

•
Direct Communication Channels.   We have a proprietary and tailored customer service system, directly connecting our users with our customer service specialists and technology experts through online chat or hotline. Our users can also directly interact with our official accounts, product managers and even our founder through NiuNiu/Moo Community where they can provide product feedback and suggestions. We highly treasure active client engagement and strive to respond promptly.

Our relentless efforts on user experience enable us to cultivate customer loyalty and minimize the attrition rate:
•
During the six months ended June 30, 2022, our DAUs on average opened our application 16.9 times and spent an aggregate of 26.6 minutes on our platform per trading day;

•
In June 2022, the ratio of our average DAU over MAU was as high as 47.7%, indicating strong user activeness and stickiness on our platform;

•
Among new paying clients joining in the six months ended June 30, 2022, within six months after using our platform, 50.8% of them had two or more types of products in their portfolio (product types including stocks, options, futures, warrants, funds, bonds), and cumulative funds transferred to our platform on average increased by 186.2%;

•
According to a survey conducted by CIC in August 2021 covering 1,000 users, 92% of respondents are willing to recommend us to other people.

High-quality customer base
Offering best-in-class products and user experience, our platform has become the go-to choice for retail investors and attracted a vast base of high-quality customers:
•
Young.   Whilst the number of our clients has grown over four-fold from 717,842 as of December 31, 2019 to 3,021,790 as of June 30, 2022, the average paying client age remains around 37 years old, which indicates our platform’s ability to continuously attract many young people to become our clients over time;

•
Potential to Generate Wealth.   Many of our clients work in new economy industries — over 25% of our clients worked in internet, information technology and financial services sectors as of June 30,

2022. Our paying clients substantially increased during the Track Record Period, from less than 200,000 as of December 31, 2019 to approximately 1,400,000 as of June 30, 2022. Our clients had average paying client assets of over HK$310,000 on our platform, as of June 30, 2022;
•
Loyal.   During the Track Record Period, on average we retained around 98% of our paying client base on a quarterly basis, one of the highest retention rates among online securities brokers in Hong Kong, according to CIC. Such high retention rates drive revenue visibility and generate additional sources of income for us as clients mature and adopt more financial services on our platform.

From June 30, 2019 to June 30, 2022, our users, clients and paying clients grew at a CAGR of 44.9%, 70.1% and 103.5%, respectively, demonstrating our ability to attract users and convert them into clients. We expect our clients to continue their wealth accumulation, grow their asset balance with us and seek more comprehensive investing services on our platform, leading to significant customer lifetime value.
Flywheel effects of corporate and retail services
Our high-quality services offered to enterprises and individuals have resulted in flywheel effects and enabled us to achieve efficient and effective customer acquisition.
Serving China’s new economy companies has been one of our key growth strategies. Through launching a series of corporate services including IPO distribution, investor relations and marketing, ESOP solution and trust services, we have become a long-term partner of new economy companies, which in turn enhanced our brand recognition among retail investors:
•
IPO distribution, Investor Relations and Marketing.   With a large retail investor base, we have become a preferred IPO distribution partner for China’s new economy companies and a popular platform for them to conduct investor relations and marketing activities. As of June 30, 2022, we had participated in ten Hong Kong primary IPOs with WVR structure (usually an indicator of new economy company) and generated over HK$10 billion of subscription amount each for 29 Hong Kong IPOs. We also participated in 86.7% of the U.S. IPOs of China-based companies that raised over USD500 million from August 2020 to June 2021. More than 1,000 companies had created their corporate accounts on our platform as of June 30, 2022, to publish their earnings releases or carry out marketing campaigns regularly. Most new economy companies come naturally with “traffic”, and therefore it is also a publicity event for us every time we serve a new economy company for its IPO.

•
ESOP Solutions.   Our ESOP solution services have emerged as our signature corporate service and proved pivotal for efficient client acquisition. Once an ESOP account of a corporate is established, we can connect with beneficiary employees, and are better positioned to serve their ongoing stock trading needs once their stock awards are vested. Many of these employees are high-income individuals with significant wealth accumulation potential. Our ESOP solution services have a dominant market share among Chinese new economy companies. As of June 30, 2022, we had 519 ESOP solutions clients, covering the largest number of Chinese new economy companies listed overseas since 2018, according to CIC. Through providing ESOP solution services, we can secure IPO distribution mandates and establish relationships with corporate executives to potentially provide wealth management product distribution and trust services.

The high-quality retail customer base we accumulated has also contributed to our recognition among corporate clients. The majority of our users actively follow and understand the value of new economy companies, and have both the willingness and financial resources to purchase their stocks and products. They are exactly the target retail investors and customers that new economy companies hope to attract.
Vibrant user community
We make investing not alone through fostering the NiuNiu/Moo Community, a vibrant online community with social media tools for our users to interact, share, learn and grow. Our user community transforms the traditionally monotonous investment experience and has differentiated us among our peers.
Our NiuNiu/Moo Community has developed into an investment ecosystem with 18.6 million participants, including a large number of retail investors as well as various types of enterprises. As of June 30, 2022, over

1,500 enterprises had accounts on our NiuNiu/Moo Community, including over 1,000 public and private companies, 392 media institutions, as well as 66 research institutions, fund houses, and exchanges. Our NiuNiu Community has become the largest online social investing community and the second largest online forum in Hong Kong in terms of average MAUs in Hong Kong in 2021, according to CIC.
For retail investors, the investing journey can be turbulent and lonely as they study business fundamentals, analyze macroeconomic trends, make investment decisions, monitor market performances, and review investing decisions, over and over again. Our NiuNiu/Moo Community enables a much more enriching experience where our users can stay connected with, share the moments of ups and downs with, and learn from, people who bear the same enthusiasm for investment. Through years of cultivation and dedicated operation, we have built up a unique community culture — curious, caring, supportive and inclusive — which will bring long-term value to our future growth.
We have further demystified investing by directly connecting our users with many companies, fund houses, exchanges, media and research institutions so that they can get first-hand information from different channels to support investment decision-making. Users can watch live broadcasts of corporate events and directly interact with executives from over 1,000 companies. According to CIC, our NiuNiu Community on Futubull was one of the first investor communities that Tesla joined. Multiple global leading fund houses have livestreamed on our platform to promote their mutual funds products and investment knowledge. At the same time, users seeking to improve their investment capabilities can watch our pre-recorded investment knowledge videos on our platforms. We also encourage more high-quality UGCs through our systematic creator incentive program.
The NiuNiu/Moo Community fulfills our users’ information and social needs. Futubull and moomoo had around one million average DAUs in June 2022, and maintained a similar level of daily activity on weekends. During the six months ended June 30, 2022, Futubull and moomoo on average generated an aggregate of approximately 138,000 UGCs on each trading day. Among our MAUs in June 2022, those who visited NiuNiu/Moo Community for ten or more days on average spent as much as 30.4 minutes per day on our platform, as compared to 5.4 minutes by those who visited for less than ten days.
GROWTH STRATEGIES
As we envision ourselves to become an influential global financial services platform, we will pursue the following strategies:
Grow our user and client base
We will continue to grow our user and client base, especially through word-of-mouth referral and precision marketing. We plan to further leverage our market-leading brand and powerful word-of-mouth referral network to drive organic growth in our user and client base. We will also leverage our data analytics capabilities to launch more targeted marketing to increase our customer service quality.
Enhance our ecosystem
We will further enhance our synergistic ecosystem, through constantly broadening our product portfolio, adding new functions, and enriching the content in our NiuNiu/Moo Community, to attract more users and expand wallet share. At the same time, we will continue to invest in our enterprise business and grow our new economy corporate client base to diversify revenue and efficiently acquire retail investors.
Invest in our platform
We will continue to invest in technology and talents to maintain our competitive advantages and to facilitate the execution of our strategies. Our investment in technology would focus on areas including risk control, system availability, product innovation, big data and AI technologies. We will also continue to build our strong and experienced team of product managers, developers, marketing and supporting staff.
Expand in various markets
We aim to expand our presence and improve our product offerings in various new markets to capture global opportunities and nurture a global client base. We plan to selectively pursue strategic partnerships, alliances, investments and acquisitions to facilitate growth in new markets. We believe our products and services that seek for depth, perfection and connectivity can provide highly differentiated value propositions to investors in other markets.
OUR ACHIEVEMENTS
Since our inception, we have continued to expand our scope of services, achieving many “firsts”along the way within the industry. Set out below are our key business milestones:
Date	Key Business Milestones
October 2012
We obtained a Type 1 License for dealing in securities from the SFC, launched our proprietary Hong Kong securities trading system and commenced the operation of our online securities brokerage business in Hong Kong.

January 2018	We became registered in the U.S. as a broker-dealer.
July 2018	We started to provide completely online-based account opening services as the first securities broker in Hong Kong.
March 2019	We became listed on Nasdaq.
May 2019	We obtained a clearing license in the U.S.
August 2019	We launched our wealth management product distribution services business on our platform.
February 2021	We reached one million DAUs on our platform.
March 2021	We launched moomoo in Singapore and achieved 100,000 paying clients within three months.
March 2022	We launched our business in Australia after acquisition of Australian subsidiary that holds Australian Financial Services License (AFSL).
June 2022	We became the first online broker to officially receive full SGX memberships.
INNOVATIVE COMPANY
We are a pioneer in the online brokerage industry, with innovation as our core focus. Through our one-stop financial technology platform, we have achieved many “firsts” within the industry through our innovative business model. In July 2018, we were the first securities broker in Hong Kong to offer completely online-based account opening services, according to CIC, and since then, became the first online securities broker in Hong Kong to provide ESOP solution services to corporate clients, integrated money market instruments with trading, grey market trading services for Hong Kong IPOs and free Hong Kong Level II stock quotes for all Mainland China-based clients. We have integrated our various business streams across market data and information, user community and wealth management product distribution on one platform, providing customers with seamless all-round financial service experiences. We have large user base in our user community, generating huge quantity of UGCs that facilitate user communication and interaction. We have established an intelligent risk control platform built on our proprietary algorithms, which is capable of analyzing different types, sources and stages of risks and providing margin ratio adjustment recommendations and early risk warnings. Leveraging our big data analytic capabilities, we have developed AI-based customer service function which can predict users’ questions based on their past interactions with our application. We can also intelligently and accurately identify the true semantics behind the text of our users’ questions through our natural language processing capabilities. Supported by our innovation, we have achieved substantial business growth in the rapidly growing online securities market.
Research and development in technology has contributed significantly to our business growth and success since our inception, allowing us to continually increase our portfolio of intellectual properties and improve products and services for our clients and users. In 2019, 2020, 2021 and the six months ended June 30, 2022, our research and development expenses amounted to approximately HK$262.3 million, HK$513.3 million, HK$805.3 million and HK$574.2 million (US$73.2 million), respectively, accounting for 44.3%, 44.7%, 29.5%

and 39.1% of our operating expenses for each corresponding period, respectively. Our ability to develop innovative solutions and enhance our existing service offerings is demonstrated by our heavily technology and research and development oriented employee structure. As of June 30, 2022, 1,641, or 63.5% of our total employees were engaged in our research and development function.
OUR PLATFORM
We operate a technology-driven online securities brokerage and wealth management product distribution platform, which enables us to digitally deliver a wide range of products and services to our users and clients in an integrated way. We enable an omni-terminal access to our platform from mobile phones, tablets and computers, either through our purpose-built applications or internet browsers.
Our primary platform, Futubull, is mainly available to users based in Hong Kong and Mainland China. Futubull allows investors to trade securities across major exchanges in Hong Kong and the U.S. and qualified securities under Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange quickly and securely, with access to margin financing and securities lending. We also offer wealth management product distribution services through our Money Plus brand on our Futubull and moomoo platform, where our clients can get access to a suite of fund and bond products. In addition to our core investment offerings, we also provide our users with a variety of value-added services designed to facilitate the investing process, including real-time stock quotes, market data and news as well as an interactive user community where our users can exchange investment views and experience. We also offer corporate services through our Futu I&E brand, such as IPO distribution, investor relations and marketing, as well as ESOP solution services. We also provide trust services to corporate clients.
As part of our international expansion, we developed and launched moomoo, the international version of Futubull, first in the U.S. in 2018 and more recently in Singapore in March 2021 and Australia in 2022. Our moomoo platform provides tailored services to clients in the U.S., Singapore and Australia through our local licensed entities Moomoo Financial Inc., Moomoo Financial Singapore and Futu Australia, respectively, after they open trading accounts with us in compliance with our account opening application, verification procedures and regulatory requirements in the relevant jurisdiction. For clients that have eligible identity documents for multiple jurisdictions, they may open multiple accounts on Futubull and/or moomoo through our respective local licensed entities as long as they open such trading accounts with us in compliance with the above-mentioned requirements in the relevant jurisdiction. Such accounts would be maintained separately by the respective local licensed entities with no asset or user data transferable in between. We provide differentiated offerings through our respective local licensed entities considering the varying customer demand and regulatory requirements. While all of our local licensed entities provide securities trading services on the Hong Kong Stock Exchange and the major exchanges in the U.S., additionally our moomoo platform in Singapore and Australia through Moomoo Financial Singapore and Futu Australia, also allows investors to trade securities listed on the Singapore Exchange or the Australian Securities Exchange, respectively. We have seen robust growth momentum and received encouraging user feedback since our debut in Singapore. moomoo reached the number one spot under the finance category and free download category of Singapore’s iOS and Android App store within two months, and attracted over 220,000 users and 100,000 paying clients within three months.
Our platform is underpinned by a premier user experience. We are the first securities broker to provide completely online-based account opening services in Hong Kong, according to CIC. We have streamlined the account opening, fund transfer and trade execution processes on our platform to provide convenient and seamless investment experiences. Account opening on our platform requires filling out an online application which takes less than three minutes, followed by verification procedures facilitated by automated risk management systems. We also provide easy-to-use fund transfer services facilitating swift deposit and withdrawal of funds, allowing for bank-to-brokerage fund transfers in as fast as a few seconds. In addition, we provide our users and clients with access to all of our products and services from a single profile on our platform.
We serve both users and clients. Our “users” access Futubull and moomoo through our mobile or desktop applications or our website with registered user accounts. Our “clients” are our users who open one or more trading accounts with us; and our “paying clients” are our clients with assets in their trading accounts with us.

As of June 30, 2022, we had over 18.6 million users, 3.0 million clients and around 1.4 million paying clients. In June 2022, our MAUs and average DAUs were approximately 2.1 million and 1.0 million, respectively.
OUR SERVICES
We provide our users and clients a comprehensive set of services throughout their investing experience. Our core services include trade execution, margin financing and securities lending, as well as wealth management product distribution. We provide a variety of value-added services in addition to our core offerings, many of which are free of charge, to address our clients’ broader investment demands as well as increase general client engagement. All our services can be accessed through our platforms with a single profile across various terminals. The following diagram illustrates the comprehensive services we provide to our users and clients:

Analysts
Users
Companies
Trading
Margin Financing & Securities Lending Services
Investor Education
New York
Retail Services
Wealth Management Product Distribution
Market Data & Information
Social Community
MONEY PLUS
FUTUBULL
moomoo
FUTU I&E
ESOP
Shanghai
Hong Kong
Corporate Services
IPO
IPO Distribution
Singapore
Investor Relations
Australia
Fund Houses
Investors
Media

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods indicated:
	For the Year ended December 31,						For the Six Months ended June 30,
	2019		2020		2021		2021		2022
	Amount	% of total revenue	Amount	% of total revenue	Amount	% of total revenue	Amount	% of total revenue	Amount		% of total revenue
	HK$		HK$		HK$		HK$		HK$	US$
	(in thousands except for percentages)
Brokerage commission and handling charge income	511,365	48.2	1,990,138	60.1	3,913,027	55.0	2,122,679	56.1	2,001,246	255,027	59.1
Interest income	464,903	43.8	965,627	29.2	2,518,198	35.4	1,268,940	33.6	1,195,661	152,368	35.3
Other income	85,287	8.0	355,057	10.7	684,095	9.6	389,842	10.3	190,821	24,317	5.6
Total	1,061,555	100.0	3,310,822	100.0	7,115,320	100.0	3,781,461	100.0	3,387,728	431,712	100.0

The following table sets forth the components of our brokerage commission and handling charge income by type of products traded during the Track Record Period:
	For the Year ended December 31,			For the Six Months ended June 30,
	2019	2020	2021	2021	2022
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Securities and options brokerage	480,677	1,878,038	3,688,149	2,024,838	1,810,496	230,719
Futures brokerage	37	32,530	130,775	53,857	154,060	19,632
IPO brokerage	27,981	70,846	75,571	38,384	10,316	1,315
Others(1)	2,670	8,724	18,532	5,600	26,374	3,361
Total	511,365	1,990,138	3,913,027	2,122,679	2,001,246	255,027

Note:
(1)
Others include (i) handling fees, such as dividend collection fees, equity interest collection fees, corporate action handling fees, (ii) bond brokerage commission and (iii) service fees, such as ESOP handling charges.

The following table sets forth the components of our interest income by product type during the Track Record Period:
	For the Year ended December 31,			For the Six months ended June 30,
	2019	2020	2021	2021	2022
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Interest income
Margin financing	221,648	497,975	1,720,473	786,095	766,722	97,706
Securities lending	37,202	73,792	397,505	233,929	182,124	23,209
Bank deposit	187,223	208,556	197,390	88,916	196,807	25,080
Bridge loan	6,172	1,078	1,872	—	48,235	6,147
IPO financing	12,658	184,226	200,567	160,000	750	96
Other financing(1)	—	—	391	—	1,023	130
Total	464,903	965,627	2,518,198	1,268,940	1,195,661	152,368

Note:
(1)
Other financing mainly includes the securities purchased under agreements to resell.

RETAIL SERVICES
Trade Execution
We provide easy-to-use trade execution services, allowing our clients to trade securities, such as stocks, ETFs, warrants, options and futures, across different markets. We serve clients from different countries and regions through our licensed subsidiaries in Hong Kong, Singapore, the U.S. and Australia:
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Hong Kong:   We operate our securities brokerage business in Hong Kong through Futu International Hong Kong, our wholly-owned subsidiary incorporated in Hong Kong. We have been licensed by the SFC to carry out securities dealing and have become a participant of the Hong Kong Stock Exchange as a licensed broker since 2012. We also cooperate with CCASS to provide clearing and execution services for our brokerage business involving securities listed on the Hong Kong Stock Exchange and stocks qualified under Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange.

•
Singapore:   We carry out our operations in Singapore through our Singapore-incorporated subsidiary Moomoo Financial Singapore, a licensed corporation registered with the Monetary Authority of Singapore with the Capital Markets Services Licence.

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The U.S.:   We carry out our operations in the U.S. through our US-incorporated subsidiaries, including Moomoo Financial Inc., a licensed broker-dealer in the U.S., and Futu Clearing Inc., a licensed provider of clearing and settlement services for securities transactions in the U.S. financial markets in cooperation with the Depositary Trust Clearing Corporation and its subsidiaries. See “— Licenses and Regulatory Approvals”.

•
Australia:   We carry out our operations in Australia through our Australia-incorporated subsidiary, Futu Australia, which holds an Australian Financial Services License granted and regulated by the Australian Securities and Investments Commission.

We provide comprehensive order types to meet our clients’ different trading strategies, including limit/market order, auction limit/market order, odd-lot order, stop loss limit/market order, touch limit/market order, trailing stop loss limit/market order and TWAP/VWAP order. In addition, we provide API services which allow clients to trade through our platform using their own program.
The trade execution process is entirely online and automated. We aggregate orders simultaneously and form trading instructions which are subsequently delivered to respective exchanges. Funds or securities are then transferred to or from our accounts upon settlement, which we then further remit back to the relevant trading accounts, after deducting the fees for our securities brokerage services, and are normally settled within two business days.
Prior to using our platform for the first time, our users and clients are required to accept our standard general terms and conditions which set out the key terms to our operations, and include other provisions such as anti-money laundering and data privacy.
As a licensed securities broker in Hong Kong with integration into the trading systems of the Hong Kong Stock Exchange and CCASS, we can independently manage all steps involved in processing securities transactions, including order confirmation, receipt, settlement, delivery, dividend collection and record-keeping, for securities listed on the Hong Kong Stock Exchange, including stocks, ETFs, warrants, options, futures, callable bull/bear contracts and stocks under Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange. We also provide new share subscription and proprietary grey market trading services (also known as dark pool trading services) for IPOs on the Hong Kong Stock Exchange. Additionally, we had 502 throttling controllers connected to the trading system of the Hong Kong Stock Exchange as of June 30, 2022, allowing us to execute a large number of trading transactions simultaneously and respond quickly to sudden surges in order volumes. As of June 30, 2022, we were capable of processing 1,004 Hong Kong listed securities trades per second, highest among securities brokers in the Hong Kong retail securities brokerage market, according to CIC.
For securities including stocks, options and futures traded on the major exchanges in the U.S., the Singapore Exchange and the Australian Securities Exchange, we aggregate trade instructions from clients and, without disclosing underlying client names or fund details, collaborate with qualified local third-party clearing brokers for execution and settlement. In most cases, the agreements we enter into with such third-party clearing brokers are for an indefinite term, charging a tiered commission rate which they deduct directly from our account with them. In the case of securities traded on the major U.S. stock exchanges, we also execute and settle transactions through our self-clearing business except clearing for over-the-counter market and certain other products for which we are in the process of developing our support capabilities. From our client’s perspective, the trading process is seamless as we handle all client communications and touchpoints, including delivery and receipt of funds. We intend to further enhance our self-clearing coverage and continue to develop our self-clearing business. We also provide new share subscription services in relation to selected IPOs on the New York Stock Exchange, the Nasdaq Stock Market and the Singapore Exchange.
As a result of the operational efficiencies afforded by our technology, we sustainably charge a competitive brokerage commission rate for online trading as compared to most of our market peers. In general, our revenues from securities brokerage services include brokerage commissions and handling charges from our clients, which are recognized on a trade-date basis when the relevant transactions are executed. During the Track Record Period, we charged commission rates of 0.03-0.05% of the total transaction amount for securities traded on the Hong Kong Stock Exchange, 0.01-0.03% of the total transaction amount for qualified securities under Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange, and

US$0.0049 to US$0.01 per share or US$5 per transaction for securities on the major exchanges in the U.S. As of the Latest Practicable Date, we charged a commission rate of 0.03% of the transaction amount and a fixed or tiered platform service fee between HK$1 to HK$30 per order for securities traded on the Hong Kong Stock Exchange, a commission rate of 0.03% of the transaction amount and a fixed platform service fee of RMB15 per order for qualified securities on the Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange, a commission rate of 0.03% of the transaction amount and a platform service fee of 0.03% of the transaction amount for securities traded on the Singapore Exchange, a commission rate of 0.03% of the transaction amount and a platform service fee of 0.05% of the transaction amount for securities traded on the Australian Securities Exchange, and a commission fee of US$0.0049 per share per transaction and a platform service fee of US$0.99 per order or US$0.003 to US$0.01 per share per transaction for securities on the major exchanges in the U.S.
The total trading volume of transactions executed through our platform and the breakdown with respect to securities listed on different stock exchanges, over the Track Record Period, is shown as below:
Trading Volume by Stock Exchanges (in HK$bn)
The brokerage commission and handling charge income we earned for securities traded on the Hong Kong Stock Exchange and the major exchanges in the U.S. accounted for 24.7% and 23.4% of our total revenues in 2019, 21.4% and 38.7% of our total revenues in 2020, and 17.3% and 37.6% of our total revenues in 2021 and 16.5% and 42.4% of our total revenues for the six months ended June 30, 2022, respectively.
Margin Financing and Securities Lending Services
We provide real-time and cross-market securities-backed financing to clients. Our margin financing and securities lending services have grown rapidly since introduction, reflecting our ability to cross-sell and our clients’ receptivity to sophisticated investing services. As of June 30, 2022, 41.6% of our clients who had traded through our platform had used our margin financing and securities lending services.
Margin Financing
We started to offer margin financing to clients who trade securities listed on the Hong Kong Stock Exchange, the major exchanges in the U.S., qualified securities under the Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange and securities listed on the Singapore Exchange in July 2016, February 2017, July 2018 and January 2022, respectively.
All financing extended to our clients is secured by acceptable securities pledged to us. Our trading system can automatically pledge cross-market account assets so that the value in a client’s multiple trading accounts, which may include cash in different currencies and acceptable securities listed on different markets, will be aggregated when calculating the value of the client’s collateral based on real time market foreign exchange rates. This provides significant efficiencies as it eliminates the costs and procedures involved in cross-market currency translation or exchange.
Our clients are eligible for margin financing services when they hold securities that are acceptable as pledges to us in their accounts. The credit line for each eligible client is determined based on the value of the securities across all of his or her trading accounts. Our eligible clients need to open margin financing accounts with us to enjoy such services. The eligible clients need to confirm the use of margin financing services when the funds in their accounts are not sufficient to purchase the desired securities and there is still sufficient balance in their credit lines. As of the Latest Practicable Date, we charged margin rates of 6.8% per annum for securities traded on the Hong Kong Stock Exchange, 4.8% per annum for securities traded on the Singapore Exchange, 4.8% – 6.8% per annum for securities on the major exchanges in the U.S., and 6.8% – 8.8% per annum for the qualified securities on the Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange.
A list of securities acceptable as collateral to us and their respective margin ratios are regularly updated and shared with our clients. The margin ratio for each of the acceptable securities is individually determined by our risk management team based on a number of factors including market capitalization, historical price volatility and turnover, financial fundamentals, prevailing market conditions, as well as financing terms offered by major financial institutions. The margin ratio is monitored in real time, and reviewed and adjusted on a regular basis, more frequently in the case of a significant and rapid price fluctuation. See “— Risk Management and Internal Control — Risk Management — Margin Financing and Securities Lending Risk Management.”
When we launched our margin financing business, we financed mostly from our own working capital and shareholder loans. We have since diversified the funding source of our margin financing through collaboration with our long-term independent third-party financial institution partners, which are all licensed banks or securities firms in the jurisdictions where we operate, where we can combine collateral from our clients into portfolios and pledge the portfolios to financial institutions for commercial loans with sound credit extension terms. As of June 30, 2022, 66.8% of margin financing was financed through our financial institution partners. For margin financing services related to securities listed on the Hong Kong Stock Exchange and major exchanges in the U.S., we have entered into loan facility agreements with commercial banks in which we agree on the maximum facility limit, maturity and annualized interest rates. In addition, for securities listed on the major exchanges in the U.S., an independent third-party Nasdaq-listed multinational brokerage company headquartered in the United States that we partner with for trade execution and settlement also extends to us margin financing credit on an aggregate basis, which we then distribute to our clients based on their orders after the relevant commissions and fees that we incur are deducted by such third-party brokerage company. The business agreement we have entered into with such partner has an indefinite term, and requires us to continuously maintain sufficient margin requirements to reduce the risks involved with margin financing. Another source of funding comes from short-term securities sold under global master repurchase agreements to repurchase transactions with financial institution partners on industry-standard terms.
During the Track Record Period, we recorded substantial growth in our margin financing business. As of December 31, 2019, 2020 and 2021 and June 30, 2022, the number of our margin financing clients was 20,423, 70,374, 137,421 and 135,642, respectively, with balance of margin financing amounted to HK$4.14 billion, HK$18.4 billion, HK$29.1 billion and HK$26.7 billion, respectively. We kept our default rate, calculated as our allowance for credit losses divided by balance of margin loans, at nil, 0.05%, 0.04% and 0.08% as of December 31, 2019, 2020 and 2021 and June 30, 2022, respectively.
Securities Lending
For clients who trade securities listed on the Hong Kong Stock Exchange and major exchanges in the U.S., we offer securities lending service which allows our clients to pursue short-selling strategies. We launched our securities lending services for U.S. listed securities in February 2017, and for Hong Kong listed securities in December 2020. To borrow securities, our clients must pledge cash or acceptable securities from their trading accounts with us. For securities lending that we collaborate with third-party partners, the interest rate that we charge our clients is based on an annualized interest rate charged by our securities lending partners, plus a certain premium that we earn as interest income which is calculated based on the market value of securities borrowed by our clients, the duration of the borrowing and the short-selling interest rate.

After clients make a margin financing or securities lending order, the relevant funds or securities will be transferred to the client. Any margin financing or securities lending costs, including interests and securities lending fees for the month, are automatically deducted from our client’s account at the end of each month.
As of December 31, 2019, 2020 and 2021 and June 30, 2022, we maintained a loan-to-value ratio with our margin financing clients of 21.2%, 20.6%, 24.3% and 22.3%, respectively, against the collateral value of the securities pledged to us. As of September 30, 2022, our loan-to-value ratio was 26.3%. We continuously monitor the loan-to-value ratio, and our Directors believe that we maintained a stable loan-to-value ratio throughout the Track Record Period. We also have a set of detailed measures aimed at mitigating our exposure to risks related our margin financing business. Please refer to “— Risk Management and Internal Control — Risk Management — Margin Financing and Securities Lending Risk Management” for details.
As of December 31, 2019, 2020 and 2021 and June 30, 2022, our margin financing and securities lending balance was HK$4.8 billion, HK$19.5 billion, HK$30.3 billion and HK$28.9 billion (US$3.7 billion), respectively. For the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, our interest income derived from margin financing and securities lending business was 24.4%, 17.3%, 29.8% and 28.0% of our total revenues, respectively.
In October 2019, we launched the Stock Yield Enhancement Program with a third-party brokerage company, allowing clients to earn interest on their U.S. securities positions by lending to such third-party brokerage company. Our clients can choose to opt in and out of the program at any time. When clients choose to participate in the program, we transfer their U.S. securities positions into a stock yield enhancement program account with the third-party brokerage company. Any interest income earned from these securities borrowed from our clients is split among the third-party brokerage company, the client and us on a monthly basis, after we receive payment from the third-party brokerage company.
Wealth Management Product Distribution Services
We offer online wealth management product distribution services under Money Plus brand through our Futubull and moomoo platforms, which provide our clients with access to mutual funds, private funds, bonds and other wealth management products, catering to their different investment targets and risk preferences. Except for certain limited securities investment advisory services provided in Hong Kong by Futu International Hong Kong, a corporation licensed for type 4 (advising on securities) regulated activities under the SFO, we had not provided any securities investment consultancy services in the PRC and/or any other jurisdictions during the Track Record Period and up to the Latest Practicable Date. Our income generated from wealth management product distribution services is categorized as other income in our financial statements.
•
Mutual Funds.   We selectively work with established fund houses to distribute their fund products, including money market, fixed income, equity and balanced fund products. In addition, our clients can opt to automatically invest idle cash in their accounts to money market funds to earn interest, which can be instantaneously redeemed upon trading, being the first online securities broker to offer such services in Hong Kong, according to CIC. Our clients can also choose to rebalance their fund allocation manually or automatically according to portfolio changes made by selected portfolio managers. We currently charge zero subscription fees from our clients, and share management fees based on negotiated commercial terms with the fund houses that provide mutual fund products, generally on a non-exclusive basis, such agreement being effective for an indefinite period. During the Track Record Period, our share of the management fees ranged from 0.04% to 1.4% of the AUM of the mutual funds.

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Private Funds.   In June 2020, we began to offer private funds on Futubull, including fixed income funds, hedge funds and alternative investments, to professional investors only. Professional investor clients can view private funds information and make purchases on Futubull. Usually, subscription or redemption of private fund products can be made on a periodical basis. Clients can register an order on the platform, which records the order information but does not immediately make the subscription or redemption of the fund products. The subscription or redemption only happens after the deadline for the subscription or redemption of the private fund products has passed. We collect client orders and submit them to the corresponding fund houses after the deadline of the subscription or redemption of the private fund products. After the fund houses confirm the subscription or redemption orders, for the subscription orders, we will confirm the shares of funds to the clients, and for the redemption orders, we will confirm the net asset value and transfer the amount to the clients’ accounts after receiving the proceeds from the fund houses. We charge a subscription fee on the private funds in most cases, which will be deducted from clients’ accounts. Along with the subscription payment, we share management fees and, in some cases, incentive fees with the fund houses. We generally charge a subscription fee between 0% and 1.5% of the AUM of the private funds.
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Bond Trading.   In September 2020, we launched our bond trading services on Futubull for fixed income securities, which are available to professional investors only. For bond trading, we charge the individual paying clients a fixed commission rate based on the trading volume, a platform service fee per transaction and an annualized fee on settlement as custodian. We do not charge bond issuers any fees.

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Cash Sweep.   We started to offer cash sweep services to Moomoo Financial Inc. clients in November 2021 per their consent. Cash sweep services automatically deposit a client’s idle U.S. dollar cash into interest-earning bank accounts maintained by us every working day. This service allows clients to earn interest income on their idle cash, while such cash remains available for trading as the cash deposited in the bank (“swept cash”) can be redeemed upon trading. When clients’ idle cash (including swept cash) is greater in amount than the swept cash, the difference will be transferred from the securities account to the bank, and when the idle cash is smaller in amount than the swept cash, the difference will be automatically withdrawn from the bank to the securities account. In terms of fund flow, we open corporate accounts with banks to deposit clients’ idle cash at floating or fixed interest rates. We provide our cash sweep clients with interest income at certain interest rates, and the difference between interest income earned on our corporate accounts opened with banks and the clients’ interest income we pay to them at pre-agreed interest rates after deducting service fees becomes our income.

We may enter into distribution or sub-distribution agreements with fund houses or other distributors to offer fund products. Fund houses or third-party platforms appoint us to distribute relevant fund products and pay commissions to us according to the terms of such agreements. At the same time, we are expected to comply with the terms specifying sales behavior in the distribution agreement. We do not disclose client information to the fund houses we collaborate with, and execute transactions solely through our own aggregated accounts. Our clients complete the entire transaction, access updated transaction records and monitor changes in positions through our Futubull and moomoo platform. The relevant fund management fees are charged by the funds, and are reflected in the net asset value of the funds. For mutual fund products, we share the management fees with the funds with no additional payment from the clients. For private fund products, we charge subscription fees in most cases and share the management fees with the funds.
As of December 31, 2019, 2020 and 2021 and June 30, 2022, 17,573, 42,082, 139,178 and 202,736 clients held our wealth management products respectively, with client asset balance totaling HK$6.1 billion, HK$10.2 billion, HK$18.8 billion and HK$21.9 billion respectively during the same periods. As of June 30, 2022, we had established partnerships with 66 reputable asset management companies, and offered 151 fund products to clients on Futubull and 97 mutual fund products on moomoo to clients in Singapore.
Market Data and Information Services
We further enhance the investing experience with market data and information services such as news, research, and powerful analytical tools, providing clients with a data-rich foundation to simplify the investment decision-making process.
Market Data
We provide real-time stock quotes across the Hong Kong, Mainland China, the U.S., Singapore and Australia equity markets. Our Hong Kong Level II stock quotes are free for all Mainland China-based clients, being the first online securities broker in Hong Kong to do so, according to CIC, and for a monthly fee for clients based elsewhere. We also offer a variety of advanced stock quote services to our clients, for which we charge a monthly fee.
We provide a number of advanced and intuitive tools which allow our users and clients to customize the manner in which they monitor the capital markets. For instance, they can filter the broader market across a range of criteria including industry, valuation, trading volume and price volatility over a certain period of time. These filters are available across markets so our users and clients can monitor multiple markets simultaneously.
On an individual company basis, our users and clients can review and track detailed fundamental and technical analyses, including recent transaction details such as trading volumes by major brokers, historical and current valuations, analyst ratings and target prices, operating and financial metrics, compiled news and research, and other company specific content.
For each mutual fund, our users and clients can monitor fund performances, review detailed quantitative analyses, read complied news and fund specific content, and understand fund basics such as duration, top holdings and geographic and industry concentrations.
We generally enter into agreements with our market data suppliers with the salient terms as follows:
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Term:   Usually one year, some with automatic one-year renewal

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Service Content:   Services may include license authorization of market data and information for external and internal usages, and direct access line for various data feed. Indirect data vendors are contractually responsible for maintaining high data quality and stable data access

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Fees:   Usually a fixed charge annually for data license and access, plus additional per user data charges

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Payment:   Mostly on a monthly basis, while some are on a quarterly or yearly basis

Information Services
We distill investment information and trends into engaging, accessible and diversified content, guiding investors along their investing experience and helping to simplify the decision-making process. Our information services generally include real-time news alerts, earnings releases and corporate announcements, topical industry or company-level deep dives and proprietary data flows such as IPO pipeline that we complied from external sources. Our information services are provided to the users free of charge.
We aggregate and curate our content through our internal content creation team and our collaboration with third-party resources, including leading international news agencies and market centers. We deliver our content across different formats including short-form news, graphics and extensive articles. Content is grouped by animated tags that facilitate easy searches and allow our users and clients to customize information feeds.
We generally enter into agreements with our information service suppliers with the salient terms as follows:
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Term:   Usually one year

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Service Content:   Services may include license authorization of market news, which are generally transmitted through API. Suppliers will be responsible for the API stability and content generation

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Fees:   Generally a fixed charge annually, with a few per person/usage charges

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Payment:   Periodic payment or pay-per-use

User Community
We broaden our reach and promote the exchange of information through NiuNiu/Moo Community, our social network services on Futubull and moomoo platform, which has embedded social media tools to create a network centered around users. This user community reduces information asymmetry, supports the discovery of investment opportunities, facilitates investment decision-making and establishes a sense of camaraderie among our users.

On NiuNiu/Moo Community, we provide a variety of interactive tools and free content, including:
•
Courses.   We provide our users with necessary investment knowledge through pre-recorded videos and graphical presentations on financial terminology, investment products and other investment related topics, leveraging both our in-house and external resources;

•
Live Broadcasts.   Our users can watch live broadcasts hosted by enterprise clients such as listed companies and fund houses. Live broadcasts include earnings results, product launch and promotions, as well as investor Q&A sessions, which can be later replayed on demand; and

•
Forum.   Our clients can post and share their trading history, investment views and market insights, and interact with each other.

We have fostered a vibrant NiuNiu/Moo Community, which serves as an open forum for users to share insights, ask questions and exchange ideas, thereby enabling our users to maintain a strong sense of belonging. Specifically, NiuNiu/Moo Community offers the following unique features:
•
Participant diversity.   Our users can interact directly with other users, company executives and analysts within the investing community;

•
Extensive content.   Our content ranges from investing basics to sophisticated analytical guides for professional investors;

•
Lively and dynamic delivery.   All our content is designed for digital consumption and delivered through multiple media formats, such as short-form videos, recorded online lessons, chat rooms, live broadcasts and presentation slides; and

•
Feedback channel.   We use NiuNiu/Moo Community as an important source of feedback, which guides us to continue to optimize our product and service offerings.

As of June 30, 2022, over 1,500 enterprises, including public and private companies, fund houses, exchanges, and media and research institutions, held accounts in our user community. During 2021, on average we had an aggregate of approximately 190,000 UGCs generated on NiuNiu/Moo Community each trading day, which included a multitude of posts, comments and other interactive reactions to social media content. We continuously find ways to enhance the quality of content within our ecosystem. For example, we launched NiuNiu Stars, a systematic creator incentive program where we invite and reward content creators to further contribute to our user community with creative and high-quality content.

Trade Execution

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00700 Tencent
Time Frame 5D 1D 1W 1M 1Q 1Y 1m
MA BOLL EMA SAR KC PER MAVOL MACD KDJ
Trade Positions Orders History
HK Margin Account(0140)
Status Symbol QTY/Price Order Time
Buy Filled Tencent 00700 300 456.20 07/27 13:41:38
Buy Filled Tencent 00700 200 490.60 07/26 13:45:54
Buy Tencent 200 07/26
HSCEI 8720.30 +136.46 +1.59%
Trade

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Trade
HK Margin Account(0140)
Types Limit(Enhanced)
Symbol 00700
Tencent 469.800 +5.200 +1.12%
Price 469.8
QTY 100
Amount 46,980.00
Buy on Cash 0
Sell on Positions 2,200
Buy on Margin 16,300
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2245 Futu
6999 China Investment Inf...
4086 Credit Suisse
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4372 Barclays Capital
4370 Barclays Capital
7126 UOB Kay Hian
0517 Eclipse Options
1799 Bright Smart
5564 ABN AMRO Clearing
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4109 BNP Paribas
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8997 China Investment Inf...
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Margin Finance and Securities Lending

Transactions
HK Margin Account(0140)
Order All Dates Symbol
Status Symbol QTY/Price Order Time
Buy Cancelled MET PUT 1unit 09/09
Sell Filled CARsgen Therapeutics 2,000 08/13
Sell Filled Brii Biosciences 4,500 07/30
Buy Filled Tencent 300 07/27
Buy Cancelled Tencent 200 07/27
Buy Filled Tencent 200 07/26
Buy Filled Tencent 200 07/26
Buy Cancelled Tencent 200 07/26
Sell Cancelled Brii Biosciences 4,500 07/23
Buy Cancelled Mobile Group Limited 4,000 07/21
Sell Cancelled 4,500 07/16

Trading History

Trade
HK Margin Account(0140)
Types Limit(Enhanced)
Symbol 00700
Price 469.8
Margin Reminder
Order amount exceeds cash buying power, 100 shares will use margin.
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Account Opening and Fund Transfer
Account Opening
Our users and clients can access all of our products and services with a single profile created on our platform. Opening a securities trading account has historically been a time-consuming and paper-intensive process. In developing our platform, we intended to reduce unnecessary friction and meaningfully improve the account opening process, which we believe is a significant driver of our client base growth. Our users can open multiple trading accounts for different products under a single profile at once, and we are the first securities broker to provide completely online-based account opening services in Hong Kong, according to CIC. Users can complete an account opening application online in as little as three minutes on our platform.

For investors who are residents in Hong Kong, the U.S., Singapore and Australia, the two steps involved in opening trading accounts with us are set forth below:
•
Step 1: Online application.   Users of our Futubull or moomoo platform, either through our mobile or desktop application, can click an embedded link to submit an online account opening application by following simple instructions. Users are required to submit personal information, employment history, financial conditions, source of funds and other related information. Users must also read and consent to a standard client agreement and other required documents and review a disclaimer audio which discloses trading risks presented by our licensed personnel.

•
Step 2: Verification procedures.   Upon receiving a completed online application, our automated risk management system will proceed to verify the applicant’s identity. We automatically use the information supplied by the user to perform know-your-client and anti-money laundering screening. If a user’s application passes the screening, the user is approved for a trading account. When we discover errors or inconsistencies during our examination of the applications, a second tier of review may require the clients to go through a few additional steps to authenticate their identities or verify their credentials.

For residents in Hong Kong, the prospective client can choose to complete such procedures either online or offline.
•
Online:   A prospective client is required to (i) submit a copy of his or her Hong Kong photo identification, Hong Kong residential address proof and other relevant identification documents, (ii) link the trading account to be opened with his or her personal bank account opened with a qualified bank in Hong Kong or other eligible jurisdictions, and (iii) transfer a minimum of HK$10,000 or US$1,500 into the trading account from that personal bank account, or mail to us a cheque in such amount together with relevant identification documents. Once the prospective client’s bank account information and other submitted documents match the information submitted during the online application, the online identification verification will be completed, and the trading account will be automatically opened.

•
Offline:   A prospective client is required to meet a member of our verification team and conduct the abovementioned verification process with paper copies of critical documents.

Our prospective clients outside of Hong Kong can also open accounts with us following similar procedures with specific adjustments based on relevant regulatory requirements. The vast majority of our clients have opened accounts with us online. For further details on our verification procedures, see “— Risk Management and Internal Control — Risk Management —  Securities Brokerage Service Risk Management.”
Corporates that would like to open an account with us are required to satisfy our counterparty risk requirements, such as providing a deed of guarantee. In addition, we perform our corporate due diligence procedures (including but not limited to, obtaining and verifying its identity and its ultimate beneficial owner, and conducting background check and client risk assessments) in accordance with the anti-money laundering guidelines issued and updated by the SFC from time to time. After the corporate is onboarded, we monitor their transactions and conduct due diligence on an ongoing basis.
Fund Transfer
We provide timely and free fund transfer services to our clients, enabling them to capture fast-moving investment opportunities. We support various fund transfer methods for payment of Hong Kong dollar, US dollar and offshore RMB. For payment from Hong Kong bank accounts, we support fund transfer via eDDA, bank-securities account transfer, FPS, internet banking, ATM/over-the-counter transfer and cheque. For payment from bank accounts of other overseas regions, we support fund transfer via ACH, wire transfer, DDA and local payment apps. In particular, bank-to-brokerage fund transfers can be completed in as fast as a few seconds, and are normally completed within five minutes. We do not allow payment from PRC bank accounts. See “— Legal Proceedings and Compliance — Currency Conversion.”
We do not charge our clients any withdrawal fees from their trading accounts. Cash withdrawal from trading accounts are normally completed within one trading day, whereas withdrawals from fund products normally take approximately two to five trading days, due to longer fund settlement time of the fund houses.

As the technologies and practices in connection with online trading accounts opening services are in the early stages of development, we are subject to evolving laws, regulations, guidelines, and other regulatory requirements with respect to our online account opening procedures. See “Risk Factors — Risks related to Our Business and Industry — We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries by several regulators.” See “Risk Factors — Risks related to Our Business and Industry — Our online client onboarding procedures historically did not strictly follow the specified steps set out by the relevant authorities in Hong Kong, which may subject us to regulatory actions in addition to remediation, which may include, reprimands, fines, limitations or prohibitions on our future business activities and/or suspension or revocation of Futu International Hong Kong’s licenses and trading rights.”
CORPORATE SERVICES
We provide value-added corporate services to our corporate clients through our integrated enterprise service brand, Futu I&E, which primarily include IPO distribution, investor relations and marketing and ESOP solution services. We also provide trust services to corporate clients. As of June 30, 2022, we had 276 IPO distribution and investor relations clients as well as 519 ESOP solutions clients. We have become a long-term partner of many leading new economy companies in China.
IPO Distribution
We have acted as the underwriter on 81 Hong Kong IPOs and 15 U.S. IPOs during the Track Record Period, including a number of landmark IPOs, such as those of Meituan Dianping, Xiaomi and XPeng. As of June 30, 2022, we had participated in ten IPOs on the Hong Kong Stock Exchange with WVR structure, which is usually an indicator of a new economy company, and generated over HK$10 billion of subscription amount each for 29 Hong Kong IPOs. From August 2020 to June 2021, we have also participated in 86.7% of U.S. IPOs conducted by China-based companies that raised over USD500 million.
Set out below is a breakdown of our IPO distribution activity as an underwriter during the Track Record Period:
	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2021	2022
Number of IPO transactions	9	24	51	12
We promote global offerings through multiple channels including targeted push notifications and professional investor roadshows, and keep the lead underwriters updated on the orders placed with us on a daily basis. After the book building process, we will make reasonable allocations to investors who have placed orders with us in accordance with allocation results and the requirements of the relevant stock exchanges. After the listing, our underwriting fees will be settled based on the underwriting fee rates and our underwriting results.
In addition, we also provide retail marketing services for Hong Kong IPO clients after commencement of Hong Kong public offerings through push notifications and deal information display on our platform.
Investor Relations and Marketing
We provide a wide range of investor relations and marketing tools and services to help companies manage their ongoing relationships with shareholders and market their brand. Through creating a corporate account on NiuNiu/Moo Community, our corporate clients can livestream their earnings release and product launch campaigns, post business milestones and advertisements, and interact directly with our users. Therefore, our platform provides a direct channel for our corporate clients to communicate with their existing and prospective investors and increase their brand and product awareness.

We enter into marketing agreements with our corporate clients, normally on a fixed term basis, and charge fees for promotional events based on negotiated commercial terms, taking into account market fee rates and the services provided. We provide flexibility to our clients in terms of settlement, allowing them to make payments before or after the relevant event, or in instalments.
ESOP Solution Services
We provide one-stop ESOP solution services to help our corporate clients with their ESOP administration, including the granting, vesting, exercise and settlement of the stock awards. In addition, we collaborate with other professional third parties to provide relevant tax planning and withholding services. Under our ESOP solution service agreements, we provide clients with instruction manuals, maintain and update our system periodically and backup our clients’ data, and usually charge our clients quarterly based on the level of services they require, together with miscellaneous fees such as management and system implementation fees. If the customer has other needs such as training, we will make a separate quotation and enter into a supplementary agreement with the client for the required service. The service will be delivered after the clients’ payments upon receiving our invoice.
ESOP solution has emerged as a signature corporate service of ours. We were the first online securities broker in Hong Kong to offer ESOP solution services to corporate clients, according to CIC. The service plays an increasingly important role in our client acquisition, allowing us to attract quality clients in a cost-effective manner. As of June 30, 2022, we had 519 ESOP solutions clients, covering the largest number of China’s new economy companies listed overseas since 2018, according to CIC.
Trust Services
We launched our trust services in Hong Kong in March 2021 to provide employee benefit trust and family trust solutions, encompassing company formation, trust establishment and trust management. We charge one-off trust establishment fees and annual administrative fees for our trust services in accordance with the trust service agreements signed with our clients in Hong Kong.
Bridge Loan Services
One of our subsidiaries in Hong Kong, Futu Lending Limited, also holds a money lenders license issued by the licensing court under the Money Lenders Ordinance, which allows it to provide loans to its clients in its ordinary course of business. We provide limited bridge loan services to our selected clients on a case-by-case basis.
RISK MANAGEMENT AND INTERNAL CONTROL
Risk Management
We have established a comprehensive and robust technology-driven risk management system to manage risks across our business and ensure compliance with relevant laws and regulations. Our risk management committee formulates key risk management policies and procedures and consists of a compliance officer with over 20 years of experience in the auditing, compliance and regulatory profession, a certified accounting officer with the Hong Kong Institute of Certified Public Accountants with over 10 years of experience in the financial industry, a risk officer who has over 17 years of experience in trading and risk management businesses, and 4 officers seasoned in the brokerage industry. Our risk management committee empowers our risk management team, consisting of eight employees having relevant experience between 8 to 22 years, to execute these policies and procedures.
Our risk management team meets regularly to examine credit, operational, compliance and enterprise risks and update guidelines and measures as necessary. Key tasks of our risk management team include client verifications, storage of client information, evaluation of clients’ risk profiles, monitoring of infrastructure performance and stability, evaluation of risk concentrations, building and maintaining credit models, performing system-wide stress tests and conducting peer benchmarking and exogenous risk assessments. Our internal control, legal and compliance, and internal audit teams coordinate with our risk management team to jointly conduct regular and ad hoc audits on our business to ensure more effective internal control, daily operation, finance and accounting management and business operation.
Securities Brokerage Service Risk Management
We monitor client transactions on a real-time basis, seeking to identify any unusual or irregular trading activity. We have dedicated personnel to monitor account opening, security of funds and trading activities of clients and evaluate any irregularities immediately. In accordance with the relevant laws and regulations regarding client funds custody, we are required to maintain accounts with recognized commercial banks for the deposit of our client funds for settlement. To prevent misappropriation of client deposits, we have centralized the storage of our clients’ trading data. We have also centralized management of the securities brokerage trading systems and settlement systems to enhance the security of client deposits.
As part of our risk management practice, we operate a strict due diligence of client information during the “know-your-client” process. Our account opening procedures are designed to ensure that our clients’ account opening information is accurate, sufficient and in compliance with applicable regulations and our internal control policies. For Hong Kong-based clients who apply to open trading accounts with us online on Futubull, in addition to submitting personal identity information and documents, we require each prospective client to link his or her personal bank account opened with a qualified bank in Hong Kong or other eligible jurisdictions with the trading account to be opened with us and transfer no less than HK$10,000or US$1,500. For our clients based outside of Hong Kong, we have similar due diligence procedures for account opening on Futubull in accordance with the relevant local laws and regulations. For offline account opening application, our verification staff will meet the prospective clients in person and interview them to verify the information submitted. On moomoo, Singapore, U.S. and Australia-based clients apply to open trading accounts with us online after submitting personal identity information and documents. As part of the customer due diligence and KYC process, the customer will also be screened against databases provided by third-party vendors.
For assessing investor suitability and risk profile, clients are required to provide personal financial status, investment experience and risk tolerance during the account opening process. For margin financing services, our eligible clients need to open margin financing accounts with us to have access to such services. When the funds in client accounts are not sufficient to purchase the desired securities and there is still sufficient balance in their credit lines, an alert will pop up and the eligible clients need to confirm the use of margin financing services. When a client submits an order to trade high-risk products, a pop-up window will be shown to ask for confirmation on their past related investment experience and understanding of the risk associated with the trades before proceeding.
We have established rigorous anti-money laundering internal control policies covering client identification, record keeping of client identity information and transaction records, reporting on large-sum and suspicious transactions, internal operation rules and control measures, confidentiality, training and publicity, anti-money laundering auditing, assisting investigation and execution as well as on-site inspections.
Margin Financing and Securities Lending Risk Management
We maintain and regularly update a list of acceptable securities as collateral, and determine the margin ratio for each such security individually, taking into consideration factors including market value, historical price volatility and turnover, financial fundamentals, prevailing market conditions and margin ratio offered by other market players. Our risk management team monitors and adjusts the list of acceptable securities and their margin ratios on a regular basis, and will promptly amend the list in the case of significant market movement.
We calculate margin requirements of each of our clients on a real-time basis across different markets and currencies. To control the overall risks involved in our margin financing business, we have adopted a margin call mechanism to ensure that the clients meet the margin requirements. A margin call will be triggered by a decline in the value of the collaterals and requires our clients to pledge additional cash or acceptable securities to meet the required margin ratio.
Once a margin call is initiated, we will request the client to increase pledged collateral or reduce exposure by liquidating all or some of the securities portfolio. If the client is unable to satisfy the margin call requirement within 48 hours and the value of the collateral remains below the required level, normally we will exercise our sole discretion to liquidate securities positions to facilitate margin compliance. In some cases, if the value of the collateral falls below the required level and deteriorates sharply, we may liquidate positions without giving prior notification to the client.
Our risk management system closely monitors and manages clients’ credit risks. The purchasing power for each eligible client is determined based on the collateral held across all of his/her trading accounts and the pre-approved margin limit. The values of all collaterals and client account status are reflected in the system on a real-time basis. We also closely monitor concentration levels of top stocks in margin financing and securities lending services and the potential impact on excess liquid capital among other regulatory requirements on an ongoing basis. The system will automatically send a reminder message to clients if the client accounts are under margin calls. This feature allows our clients to proactively manage their positions in a timely manner and minimize the forced liquidation being taken.
Effective from January 1, 2020, we have adopted FASB ASC Topic 326 — “Financial Instruments — Credit Losses,” or ASC Topic 326, which replaced the incurred loss methodology with the current expected credit loss methodology. We adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. See “Financial Information — Significant Accounting Policies and Estimates — Current Expected Credit Losses”for further details.
Wealth Management Product Distribution Risk Management
We perform due diligence on all investment products and assign risk ratings for each mutual fund, private fund and bond we offer. We also perform client suitability assessment where each client is required to fill in a suitability questionnaire to determine his or her risk profile. A client can only purchase wealth management products with risk ratings that match his or her risk profile. Only professional investors can access private funds and bonds through our platform. We are not subject to any liability towards our paying clients in the event of default or misrepresentation of any of these wealth management products offered by external parties.
For investment in fund products, since we process each purchase and redemption order automatically online and record in our system in real time, both our risk management team and our clients can monitor corresponding changes in positions and orders in real time. We then submit aggregated orders to the corresponding fund houses, and upon their confirmation of successful purchase or redemption, we will update the client’s account accordingly. As a result, we do not undertake any credit risk in connection with our wealth management product distribution services.
In order to ensure data accuracy in the transaction settlement process, we have developed a strict verification and reconciliation process, including the reconciliation of purchase and redemption orders and changes in clients’ positions with corresponding fund houses within each trading day.
For bond trading, we submit each buy and sell order to a financial institution partner through real-time APIs, and record such order in our system. For each buy order, we first freeze a client’s cash based on the expected order amount, and then submit the order to a financial institution partner. When the trade is completed, we will update the client’s account accordingly and unfreeze the order amount. We therefore ensure that the client has sufficient cash to close the trade.
User Community Risk Management
We have adopted a number of measures to monitor and manage potential risks in connection with information disseminated on our NiuNiu/Moo Community. For example, we have an automatic filtering mechanism that prevents offensive, fraudulent and other inappropriate content from being posted to our platform. Moreover, we perform manual inspection of each post and live broadcast video uploaded to our NiuNiu/Moo Community, to ensure that content that is against our platform policies and applicable laws and regulations will be removed in time and responsible content creators will be banned from posting. In addition, we frequently share information on stock investment risks on NiuNiu/Moo Community to provide warnings against fraudulent activities and raise our users’ risk awareness.

Treasury policy
As a substantial number of R&D personnel are mainly located in Mainland China and R&D related expenses are primarily incurred in Mainland China, we typically maintain a certain level of cash balance in Mainland China to meet such payment obligations. As such payments are generally made around the same time each month, we historically would estimate the surplus funds in our cash balance. We have a designated staff that monitors the cash balance on a monthly basis. For such surplus funds, we maintain an internal process in determining how to deploy such funds, taking into consideration such factors as our short-term payment obligations, fund safety, liquidity and profitability. During the Track Record Period, we generally deployed our surplus funds either into short-term bank deposits or to purchase certain available-for-sale financial securities, which include wealth management products issued by a commercial bank in Mainland China.
Our daily or short-term wealth management products are generally quoted as low risk in the product description guides published by the issuers. In order to maintain flexibility in anticipation of cash needs, the Group can redeem the units held upon request. During the Track Record Period, when we did not invest in these wealth management products, the surplus funds were deposited directly with banks.
We closely monitor our daily cash flows, bank deposits, future payment obligations, interest rates and foreign exchange rates. We also prepare monthly consolidated fund report to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports are reviewed by our Chief Financial Officer, our financial controller and relevant teams in Hong Kong. We conduct routine trust reconciliation to ensure the consistency between our bank account and corporate internal record.
We maintain segregated deposit accounts with banks and authorized institutions of sound credit ratings to hold cash on behalf of clients arising from our normal course of business. We also strictly segregate and independently manage funds in our clients’ trading accounts. Cash held on behalf of our clients are segregated and deposited in financial institutions as required by the Securities and Futures Ordinance and the Uniform Net Capital Rule (Rule 15c3-1).
Internal Control Measures
To ensure the ongoing implementation of our internal control and risk management policies, we have adopted among other things, the following risk management and internal control measures:
•
We have established an audit committee comprising independent non-executive Directors to supervise our internal control systems;

•
We have established an independent internal audit team with direct reporting lines to the audit committee to provide an independent evaluation of the effectiveness of our risk management and internal control systems through, among others, the deployment of various internal audit projects, receiving whistleblower reports through various channels and following up and investigating alleged fraudulent activities and monitoring the management’s continuous improvement over our risk management and internal control systems;

•
Historically, we and our independent registered public accounting firm identified a material weakness in our internal controls in the course of auditing our consolidated financial statements as of and for the year ended December 31, 2019. The material weakness identified related to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP to design and implement robust period-end financial reporting policies and procedures for the preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC. Such weakness has since been rectified, and starting in 2019, to remediate such weakness, we have implemented effective internal control steps by taking various measures, including:

(i)
hiring additional qualified financial accounting staff with working experience of U.S. GAAP and SEC reporting requirements;

(ii)
establishing clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues;

(iii)
formalizing the procedures and controls regarding the financial reporting process, and developing and implementing a comprehensive set of U.S. GAAP policies and standardized financial closing and reporting procedures;

(iv)
sufficient and appropriate training for financial reporting and accounting personnel from time to time; and

(v)
enhancing internal control function to ensure proper design and implementation of our accounting policies and financial reporting procedures.

As of December 31, 2020, based on our management’s assessment on the performance of the remediation measures, we determined that the material weakness had been remediated.
In preparation for the Listing, the Group has engaged an independent third party consultant (the “Internal Control Consultant”) to perform a review over selected areas of our internal controls over financial reporting in October 2021 (the “Internal Control Review”).
The scope of the Internal Control Review performed by the Internal Control Consultant was agreed between us, the Sponsor and the Internal Control Consultant. The selected areas of our internal controls over financial reporting that were reviewed by the Internal Control Consultant included entity level controls and business process level controls, including revenue and receivables, purchases and payables, fixed assets, treasury, financial reporting, payroll and IT general controls.
The Internal Control Consultant performed the follow-up review in July 2022 to review the status of the management actions taken by the Company to address the findings of the Internal Control Review (the “Follow-up Review”). The Internal Control Consultant did not have any further recommendation in the Follow up Review.
The Internal Controls Review and the Follow up Review were conducted pursuant to Technical Bulletin-AATB1 “Assistance Options to New Applicants and Sponsors in connection with Due Diligence Obligations, including Internal Controls over Financial Reporting”issued by the HKICPA and based on information provided by the Group and no assurance or opinion on internal controls was expressed by the Internal Control Consultant. Our Directors are of the view that the information provided by our Group to the Internal Control Consultant is true, accurate, complete and not misleading in all material respects and our Directors consider the internal control of our Group is adequate.
•
Our legal and compliance department will continue to oversee our legal and regulatory compliance related matters, including closely monitoring any update to applicable laws and regulations;

•
We have established an internal control team to work closely with our business units to (i) offer professional advice with respect to risk management, (ii) improve internal process efficiency and monitor internal control effectiveness, and (iii) enhance risk awareness among our key management members; and

•
We have developed additional measures, including implementation of internal control policy and provision of training programs to the relevant personnel.

Internal control on Treasury Policy
We have recorded the cash held on behalf of clients and the corresponding liabilities as accounts payable to our clients on the grounds that we are liable for any loss or misappropriation of our clients’ monies. In Hong Kong, the “Securities and Futures (Customer Money) Rules”implementing the related provisions of the Securities and Futures Ordinance impose similar restrictions. Accordingly, to safeguard the cash held on behalf of clients, we have adopted among other things, the following internal control measures:
•
to maintain segregated deposit accounts with banks and authorized institutions to hold cash on behalf of clients arising from our normal course of business;

•
to deposit funds from clients in various banks and authorized financial institutions to reduce concentration risks;

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to regularly review the credit rating of these banks and authorized financial institutions to assess overall risks; and

•
to strictly segregate and independently manage funds in our clients’ trading accounts.

OUR USERS AND CLIENTS
Users and Clients
Our users engage Futubull and moomoo by downloading our mobile or desktop applications, or visiting our website, and registering a user account. Users are able to receive market data, technical analysis and other information services and engage in our community free of charge. The number of our users is determined based on the user accounts registered with Futubull and moomoo.
Our clients are defined as users who have opened trading accounts with us, and our paying clients are defined as our clients who have assets in their trading accounts with us.
Our clients are generally young and high earning. As of June 30, 2022, the average age of our paying clients was 37, which is also representative of the demographics of our user base. As of June 30, 2022, each of our paying clients had on average over HK$310,000 of assets in their trading accounts with us.
Our users and clients are also active and loyal. In June 2022, our users who were active on a daily basis spent an average of 27.1 minutes per trading day on our Futubull platform. In June 2022, among the clients who visited Futubull and moomoo platform at least once, a client visited for 12.6 days on average. During the Track Record Period, we retained on average 98% of our paying client base on a quarterly basis, one of the highest retention rates among online securities brokers in Hong Kong, according to CIC.
As of June 30, 2022, there were 15.6 million users who were yet to become our clients, representing an important pipeline for our client acquisition. We have significant potential to convert these users into clients and paying clients, and thus fuel the growth of our trading volume and revenues.
The table below sets forth the growth of our platform in terms of users, clients and client assets during the Track Record Period(1):
	As of/For the month ended December 31,			As of/For the month ended June 30,
	2019	2020	2021	2022
Users	7,513,887	11,916,648	17,374,296	18,649,821
MAUs	615,199	1,831,807	2,219,274	2,060,040
Average DAUs	208,340	679,565	985,630	983,167
Clients	717,842	1,419,734	2,751,239	3,021,790
Paying clients	198,382	516,721	1,244,222	1,387,146
Total client asset balance (HK$ billion)	87.1	285.2	407.8	433.6
Average paying client asset balance (HK$)	439,182	551,923	327,758	312,579

Note:
(1)
For each relevant year/period prior to January 1, 2021, figures are only inclusive of those under Futubull or Futu International Hong Kong, as applicable. For each subsequent period since January 1, 2021, figures are also inclusive of those under moomoo or Moomoo Financial Inc., Moomoo Financial Singapore and Futu Australia, as applicable.

As of June 30, 2022, we had approximately 1.5 million users, over 614,000 clients and 365,000 paying clients on our moomoo platform, with a total client asset balance of approximately HK$15.1 billion. Our MAUs and average DAUs on our moomoo platform for June 2022 were approximately 317,000 and 120,000, respectively. Our users and clients on our moomoo platform are primarily based in Singapore, the U.S. and Australia.

Together with the growth of our trading platform, the client asset balance on our platform also increased for the markets that we serve. Set forth below is a breakdown by stock exchange of the total client asset balance on our platform during the Track Record Period:
	For the year ended December 31,			For the six months ended June 30,
	2019	2020	2021	2022
	(HK$ in millions)
Hong Kong Stock Exchange(1)	41,887	134,381	204,591	228,521
Major stock exchanges in the U.S.	23,790	93,829	124,630	113,557
Singapore Exchange	—	—	1,360	1,977
Australian Securities Exchange	—	—	—	23
Others(2)	21,449	56,980	77,223	89,515

Notes:
(1)
Includes qualified northbound securities under Stock Connect listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange.

(2)
Includes cash, balance of wealth management products and net balance of futures products.

Solely based on the citizenship provided by the individual clients at the time of account opening or further updated subsequently, approximately 68%, 31% and 1% of our individual paying clients as of December 31, 2019, 55%, 44% and 1% of our individual paying clients as of December 31, 2020, 38%, 39% and 23% of our individual paying clients as of December 31, 2021 and 35%, 39% and 26% of our individual paying clients as of June 30, 2022 were related to Mainland China, Hong Kong and other markets, respectively. Solely based on the citizenship provided by the individual clients at the time of account opening or further updated subsequently, regardless of their residency, and the location where services were originated or conducted for corporate counterparties, our revenue related to Mainland China, Hong Kong and other markets accounted for approximately 69%, 30% and 1% of our total revenue in 2019, 60%, 39% and 1% of our total revenue in 2020, 52%, 46% and 2% of our total revenue in 2021, and 44%, 48% and 8% of our total revenue for the six months ended June 30, 2022, respectively. The decrease in the proportion of our revenue related to Mainland China during the Track Record Period was mainly due to our Group’s global expansion strategies and our growing and high proportion of newly added overseas clients. The revenue breakdown is not derived from our management accounts and is solely based on the relevant business data and our management estimate. Our Group does not distinguish between markets or segments for the purpose of internal reporting and has only one reportable segment in its consolidated financial statements.
Corporate Clients
Our corporate clients are defined as corporate users to whom we have provided any of our corporate services. Our corporate client base has been expanding since we started to provide corporate services.
Our corporate clients actively contribute to our user community by delivering timely product and business updates to our users, thereby breaking down information asymmetry and providing bases for investment decisions.
User and Client Acquisition
We grow our client base mainly through (i) word-of-mouth referrals, (ii) corporate services and (iii) online and offline marketing and promotional activities. For further details, see “— Sales and Marketing” below.
User and Client Support
We have developed our proprietary and customized customer service system to connect our users and clients with our customer service staff and technology experts directly through online chat or customer service hotline around the clock. Our customer service representatives receive regular training regarding our platform and services as well as critical communication skills such as managing client complaints. Users can also post feedback and suggestions on NiuNiu/Moo Community tagging our official accounts, product managers or even our chief executive officer, which we will strive to respond to promptly.
We also proactively seek user and client feedback. For example, we initiate online communications and activities on major social media platforms and our NiuNiu/Moo Community to seek feedback from our users and clients. We reach out to our clients to discuss their experience with our platform and solicit ways in which we can improve. We also provide our corporate clients with similar services, where we have dedicated customer service teams to attend to any issues our corporate clients may encounter, striving to respond as soon as possible. Our corporate clients can also reach out to us anytime and discuss any improvements and changes to the services that we provide.
SALES AND MARKETING
Word-of-mouth referrals
We grow our client base through word-of-mouth referral, thanks to our premier user experience and high client loyalty. As a result of our high brand awareness, we benefited from significant organic traffic, contributing to over half of our new paying clients in 2020 and 2021.
Corporate Services
We also bring in clients through corporate services. For example, our ESOP solution services have emerged as our signature corporate service and proved pivotal for efficient client acquisition. Once an ESOP account of a corporate is established, we can connect with beneficiary employees, and are better positioned to serve their ongoing stock trading needs once their stock awards are vested. This has allowed us to attract quality clients in a cost-effective manner. By providing IPO distribution services to new economy companies with high demand in the market, we can promote our brand and attract new clients.
Online and offline marketing and promotional activities
We cooperate with external marketing channels for user and client acquisition. For example, we purchase keyword search services on search engines for marketing purposes, post promotional videos on popular video sharing sites, host online seminars and lectures, and periodically send e-mails and messages to our users about our latest services and events. In addition, we also conduct offline advertising via outdoor bulletin boards, magazines, campus promotions and television commercials, which plays an important role in generating brand exposure.
We also conduct promotions and marketing campaigns on our platform from time to time, such as offering free commissions to clients who open trading accounts with us within a certain period of time. We have a marketing committee responsible for formulating our monthly marketing and brand promotion strategies and guiding our dedicated marketing team for strategy implementation. We have a skilled and dedicated marketing team that is familiar with and in sync with ever-changing market trends and preferences.
During the Track Record Period, we recorded selling and marketing expenses of HK$164.7 million, HK$385.3 million, HK$1,392.1 million and HK$507.2 million (US$64.6 million) for the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, respectively.
OUR TECHNOLOGY
Our commitment to improving our technology has played an important role in our ability to continually develop and improve our products and services for our users and clients, which has enabled us to maintain our competitive advantage and facilitate the execution of our growth strategies. The purpose-built nature of our technology enables our platform to be adaptable and we can react quickly to industry and regulatory changes in a highly scalable way.
In May 2020, we established a technology committee headed by Mr. Leaf Hua Li, our founder, chairman and chief executive officer, and comprised of key personnel in our research and development department. The key responsibilities of the technology committee include formulating technology development strategies, optimizing the existing technology infrastructure and implementing large-scale technology projects. The committee members have extensive experience in the industry and will further boost our technology leadership and advancement.
Industry-leading proprietary integrated cross-market system
Our proprietary, easy-to-use and integrated cross-market system allows our clients to execute trades for securities listed on the Hong Kong Stock Exchange, the major exchanges in the U.S., the Singapore Exchange or the Australian Securities Exchange or qualified under the Stock Connect and listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange from a single platform. The system provides unified functionality extending from core trading to risk management, as well as multi-currency and multi-market settlement through our self-developed modularized architecture, supported by real-time advanced service-level-agreement monitoring and quality monitoring services, in order to ensure a superior client experience. By virtue of our technical edge, the online application process for opening an account can typically be completed in as little as three minutes, also an industry high among our other major competitors in the Hong Kong retail securities brokerage market, according to CIC.
Highly stable, scalable and secure system
Our distributed, cloud-based infrastructure is the foundation of our trading system, employing a number of interrelated servers to mitigate the risk of a single server disrupting the whole system. We invest significantly to ensure platform stability, and achieved over 99.9% of service availability rate on our platform in 2020 and 2021, the highest among securities brokers in Hong Kong, according to CIC. As of June 30, 2022, our platform was able to support approximately 1,004 Hong Kong listed securities trades per second, being the highest among our major competitors in the Hong Kong retail securities brokerage market, according to CIC.
Our platform adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functionality of other components.
We utilize sophisticated user interface design technology and embed a number of modules in each user interface. By simply duplicating one specific existing user interface module as needed, we effectively improve the efficiency of user interface development and the stability and consistency of performance and functionality among different user interfaces, which eventually improves user experience.
We recognize that the reliability and security of our platform is critical to our clients. Our platform features an automated multi-level protection mechanism to ensure the services we deliver to our users and clients are secure. We have adopted strict security policies and measures, including data encryption and a two-factor authentication function, to protect our proprietary data such as clients’ personal information and trading data. Our technology system analyzes and predicts malicious attacks and enables us to respond to challenges and attacks promptly.
Agile research and development capabilities
Through the construction and continual optimization of research and development tools and components, we have achieved a high level of research and development efficiency, while ensuring service quality and system stability. In 2021, we released 153 application upgrades and 5,689 new product features for our users, the most in the Hong Kong retail securities brokerage market, according to CIC. To further improve research and development efficiency, we built our activity configuration system with configurable template abstraction for various routine operational activities. The average launch cycle and necessary manpower for such activities have been effectively reduced compared to traditional development methods.
In addition, we believe that our heavily tech- and research- and development-oriented employee structure lays a solid foundation for our ability to continually develop innovative solutions and enhance our existing service offerings. Our research and development teams are primarily organized into four areas, including finance business, internet business, big data and growth as well as engineering technology. Our core research and development team consists of experienced engineers and technology experts with extensive experience in structure design supporting massive transactions, and the majority of them have professional working experience with leading internet and technology platforms in China. Most of our research and development personnel are based in Shenzhen, China. See “— Data Security and Privacy” below for further information.
DATA SECURITY AND PRIVACY
We have established a comprehensive security system, Futu Monolith Safety Protection System (“FMSPS”) to provide industry-leading level of protection of information related to our clients, their accounts and their transactions with the support of our network situational awareness and risk management system. FMSPS has obtained ISO27001 Information Securities Management System Certification.
We have a data security team of engineers and technicians dedicated to protecting the security of our data. We have also adopted a strict data protection policy to ensure the security of our proprietary data. We apply encryption algorithms with high security levels to all user activities such as logins, account asset reviews and transaction records to ensure data safety. Our official website is equipped with a 2048-bit EV certificate, and all data transmissions are completed through encrypted channels. Our platform maintains a high data protection standard, with a random key applied to each data transmission to ensure the security of the information.
To ensure data security and avoid data leakage, we have established stringent internal protocols under which we have clear instructions on how to handle and store the different types of data that we receive. We categorize the operating, business and management data that we receive into varying levels of sensitivity. For confidential personal data, we grant classified access only to limited employees with strictly defined and layered access authority. We have also set up a firewall to segregate our core user data and require strict access digital permission to access any core data throughout our entire operation. We strictly control and manage the use of data within our various departments and do not share any personal data of our users and clients with external third parties. We have measures in place to prevent staff from improperly using client information. We also seek consent from our users as to the methods and ways in which we collect and use their data, in accordance with the data protection laws and regulations in the relevant local jurisdictions.
On the client side, we have developed a proprietary two-factor authentication function to provide enhanced account security. If a client logs in to his or her account through a different device, both the account password and a dynamic verification token are required for authentication. Two-factor authentication is also required when a client wants to access his or her core data, such as account opening information and account assets. We store such core data on an isolated network separately from other data, which has greatly improved our data security. A client can also activate the two-factor authentication function for placing trading orders, where he or she is required to provide both the transaction password and a dynamic verification token.
Aside from maintaining regular self-inspection to ensure compliance, we have also engaged external law firms and professional cybersecurity teams to conduct regular cybersecurity studies, examinations and inspections so as to optimize our systems and boost our risk prevention capabilities. While we are subject to similar data and privacy protection requirements in other markets in which we operate, including the U.S., Singapore and Australia, we have been closely monitoring the latest regulatory developments and optimizing our compliance practices. We continuously and actively communicate with regulators, strengthen internal training to enhance employees’ awareness on personal information protection, and hone our capabilities of safeguarding personal information. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to protect our platform or the information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.”
INTELLECTUAL PROPERTY
Intellectual property is fundamental to our success and competitiveness. We currently hold a collection of intellectual property rights relating to certain aspects of our business operation. As of June 30, 2022, we owned over 100 computer software copyrights in China. We also maintained trademark registrations worldwide, including over 340 in Mainland China, over 120 in Hong Kong, 20 in the United States, 40 in Singapore and over 200 in other countries and regions. As of June 30, 2022, we had over 150 patents granted in China, 3 patents granted in Hong Kong, 10 patents granted in Singapore and 10 patents granted in Australia. As of June 30, 2022, we had registered over 100 domain names.
We protect our intellectual property rights, including trademarks, patents, copyrights and domain names, strictly in accordance with the relevant laws and regulations. We regularly improve and update our intellectual property management system in line with the development of our business. We seek to maintain registration of intellectual property rights that are material to our business under appropriate categories and in appropriate jurisdictions. We also typically require our employees who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us.
During the Track Record Period and up to the Latest Practicable Date, we were not aware of any material infringement (i) by us of any intellectual property rights owned by third parties, or (ii) by any third parties of any intellectual property rights owned by us. However, unauthorized use of our intellectual property by third parties and the expenses incurred in protecting our intellectual property rights from such unauthorized use may adversely affect our business and results of operations.
OUR CUSTOMERS AND SUPPLIERS
We have a broad base of customers, primarily consisting of (i) paying clients and (ii) corporate clients. Our top five customers over the Track Record Period accounted for less than 10% of our total revenue for each of the years ended December 31, 2019, 2020 and 2021 and for the six months ended June 30, 2022. To the best of our knowledge, all of our top five customers during the Track Record Period are independent third parties. None of our Directors, their respective associates or any shareholder who, to the knowledge of our Directors, owned more than 5% of our issued share capital as of the Latest Practicable Date, has any interest in any of our top five customers during the Track Record Period.
We have no major suppliers due to the characteristics of our principal business activities.
COMPETITION
The market for online securities brokerage services is emerging and rapidly evolving. As a pioneer in online securities brokerage market, we position ourselves as an online retail securities broker based in Hong Kong with an expanded international footprint in Singapore, the United States, Australia, as well as strong background and abundant resources in the PRC. We currently compete with two types of competitors in these markets, including (i) pure-play online securities brokerage companies; (ii) traditional securities brokerage companies, featuring a combination of online and offline channels, and securities brokerage business units within commercial banks.
We compete primarily on the basis of:
•
client base and user engagement;

•
technology infrastructure;

•
research and development capabilities;

•
security and credibility of the platform;

•
brand recognition and reputation;

•
operational compliance with applicable regulatory requirements; and

•
operating leverage.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, many of our current or future competitors may have longer operating histories, greater brand recognition, stronger infrastructure, larger client bases or greater financial, technical or marketing resources than we do. See “Risk Factors — Risks Relating to our Business and Industry — We face significant competition in the online securities brokerage and wealth management industries, and if we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected.”

EMPLOYEES
As of June 30, 2022, we had a total of 2,586 employees. Among these employees, 2,286 employees were located in Mainland China, 147 employees were located in Hong Kong, 86 employees were located in the United States, 48 employees were located in Singapore and 19 employees were located in Australia. We had a total of 847, 1,315 and 2,318 employees as of December 31, 2019, 2020 and 2021, respectively.
The following table sets forth a breakdown of our employees by function as of June 30, 2022:
	As of June 30, 2022
	Number	%
Research and development	1,641	63.5
Customer services and operations	396	15.3
General and administration	349	13.5
Marketing	200	7.7
Total	2,586	100.0
We participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance, as required by laws and regulations in the PRC. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We are also required under Hong Kong laws to enroll all eligible employees in Hong Kong to their mandatory provident fund (“MPF”) scheme. Both the employees and us are each required to contribute certain percentage of an employee’s salary (subject to a statutory cap at HK$1,500) per month to a retirement scheme that is registered as a MPF scheme. For our employees in the United States, we make similar contributions to a defined contribution retirement plan under section 401(k) of the Internal Revenue Code. For our employees in Singapore, we make payments to the Central Provident Fund as part of their defined contribution retirement plan.
We also have a systematic performance evaluation system which provides the basis for human resource decisions such as remuneration adjustments, career promotion and talent cultivation.
We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period ranges typically between six months and two years after the termination of employment, depending on the jurisdiction in which our employees are located, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.
We believe that we maintain a good working relationship with our employees, and we had not experienced any significant labor disputes during the Track Record Period.
HEALTH, WORK SAFETY, SOCIAL RESPONSIBILITY AND ENVIRONMENTAL MATTERS
We do not operate any production facilities. Therefore, we are not subject to significant health, work safety, social or environmental risks. We strive to provide employees with a safe and healthy work environment. We have not had any significant workplace accidents in our history. During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any fines or other penalties due to non-compliance with health, safety or environmental regulations.
We have adopted internal policies on (i) our governance regarding ESG risks, (ii) our ESG strategies and (iii) identification of the relevant metrics and targets in the long run. Such internal policies include our Code of Business Conduct and Ethics, Anti-Corruption Compliance Policy and Employee Code of Conduct. Our Board of Directors is responsible for the oversight and management of key ESG risks, and the implementation of our ESG strategies is taken care by our management and relevant departments. We are aware of the impact of potential changes in social trend and political policies relating to ESG on our business model, and will keep close monitor of the relevant changes in accordance with the aforementioned scheme. See “Risk Factors — Risks Related to Our Business and Industry — Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.”
During the Track Record Period and up to the Latest Practicable Date, our business, financial conditions and results of operations had not been materially adversely impacted by ESG risks including those relating to health, work safety, environmental, social or climate-related issues. We do not operate any production facility and the potential impact of environment related regulatory development on our business operations and financial conditions is limited. As an online financial services platform, we do not currently foresee any materials risks in this regard. However, we have been committed to mitigating any potential risks in the mid- to long-term. For instance, we proactively monitor risks posed by climate changes, assess their potential impact on our business operations, and take appropriate actions to mitigate such risks. The primary risks posed by climate changes to our business include physical risks and transition risks. The physical risks mainly result from extreme climate hazards and long-term chronic risks. In addition, sea level rise and other risks may result in depreciation and loss of physical assets. We have formulated emergency measures for extreme climate hazards to minimize the risk of interruption to our operations and loss of assets. In addition, as part of our carbon neutrality initiatives, we have taken steps to deal with transition risks arisen from accelerated transformation to low-carbon lifestyle globally.
We endeavor to limit our carbon emissions and promote green operations during the ordinary course of business and it has become part of our corporate culture. As an online financial services platform that provides almost all of our financial services online, we have been a pioneer in the industry in Hong Kong to embrace paperless trading environment and substantially decrease the consumption of resources including water, electricity and paper in our daily operations. In July 2018, we were the first securities broker in Hong Kong to offer completely online-based account opening services, according to CIC. Clients can access their monthly or daily statements through our Futubull and moomoo platform. We also send electronic statements for their easy reference through emails, and therefore completely get rid of paper applications, orders and statements which have been heavily used by traditional financial service providers since long ago and till today. We have been constantly expanding our business operations supported by public cloud services, with future plans to limit utilization of physical data centers. We anticipate substantial reduction of procurement and operational costs through the transfer to public cloud services, and will be able to support the further reduction in energy consumption brought by upgraded cloud technologies. In addition, we have also initiated our upgrade of technology infrastructure to Go language and cloud-native architecture since 2022, with anticipated reduction of server costs through auto scaling after completion of the upgrade and expected enhancement in resource consumption efficiency.
We operate most of our businesses digitally and utilize cloud-based services to reduce consumption of paper from client end and in all the offices and renovate our offices with environmental-friendly materials, such as wood, stone and clay in an effort to keep our carbon consumption low. For example, we arrange our office superintendents to inspect the building regularly and turn down the lights in empty rooms and urge the employees to turn off the computers before leaving office. We have imposed office policies for air conditioning in considerations of season, weather and use scenarios to manage the energy consumption of air conditioning and have displayed notices on environmental protection around the office to remind our employees of the potential positive environmental impact that could be brought by taking steps forward.
We have taken a series of health and safety measures in response to the COVID-19 pandemic to protect our employees, including the following:
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Control over the entry and exit points of our office premises.   We require persons who come into our office to wear masks and pass temperature checks, before they are allowed to enter our premises. Our employees are also required to present their staff identification cards, and visitors are required to provide their personal information before entering. Our entrances and exits are also located in different parts of the building, minimizing interaction.

•
Office premises and equipment management.   We arrange for frequent disinfectant or alcohol cleaning of our common areas, including conference rooms, pantries, corridors and lavatories, as well as office workstations and equipment. We also ensure proper air circulation within our office premises. In addition, we recommend our employees to dine separately to reduce the risk of cross-infection.

•
Contingency arrangements.   We have established protocols to timely update our employees in COVID-related emergencies. Employees who have been to high-risk areas, or have recorded high temperatures, are required to self-isolate and undergo testing before they are permitted to return to our office premises. For our headquarters in Shenzhen, China, we have a dedicated isolation room should we ever encounter an emergency.

Social Responsibility
Contributing to the wider community
We are committed to social responsibility and contributing to the wider community. First and foremost, we will continue to lower investment barriers and make investing easier for everyone. Our free investment videos on Futubull and moomoo provide users with investment knowledge and help them better understand investment risks. We seek to improve our user’s financial literacy, which we believe is critical for them to achieve their long-term investment goals.
Over the years, we have participated in the “Trailwalker” fundraising event organized by Oxfam, the contributions of which are used to alleviate global poverty and provide disaster relief. We encourage our employees to participate in this hiking event while also raising awareness on inequality and fostering a mindset of social responsibility.
We have always strived to bring positive benefits to the environment and wider society as a whole. Our Hong Kong subsidiary, Futu Securities, regularly participates in voluntary shoreline cleanup operations in Hong Kong. The operations aim to support the community and respond to the problem of marine debris with actions to create a cleaner coast, which are in line with our continuous commitment to sustainability and innovation.
During the COVID-19 pandemic, Futu Securities has also distributed testing kits and masks to the general public in Hong Kong through simple sign-ups on the Futubull platform, contributing to the aggregated efforts of the community to fight against the pandemic.
Employee development
As a “people’s first” company, our employees are an integral part of our business, and we seek to identify and develop talents through the following methods:
•
Comprehensive training.   We provide our employees with a variety of training, and support their personal development. In the six months ended June 30, 2022, we have scheduled training sessions over many different topics that had an accumulated attendance of 30,170, allowing our employees to broaden their knowledge in different areas.

•
Leadership courses.   We also provide our employees with leadership training based on their different career development stages, ranging from reserve deputy team leader to director level and above training. We also provide a series of management and leadership courses every quarter for management at all levels. In 2021, our employees collectively spent over 430 hours on management training. For the six months ended June 30, 2022, our employees collectively spent over 2,518 hours on online and offline management training, the accumulated attendance of which reached 1,299.

•
Graduate training.   In July 2021, we also provided a full-time training program to 145 fresh graduates over a week, to help them gain workplace skills, accumulate industry knowledge and quickly integrate into the working environment.

•
Personal qualifications.   We also encourage and sponsor our employees to further their education and obtain additional qualifications, including professional and recognized qualifications within the financial industry.

Health, safety and wellbeing
It is our priority to protect the physical and mental health, safety and wellbeing of our employees, and we have implemented various internal policies and measures accordingly, including:

•
Healthy work-life balance.   Together with our comprehensive benefits package, we encourage our employees to pursue a healthy work-life balance. We provide fitness facilities and regularly organize social and team-bonding activities to ensure a positive and cohesive work environment for all.

•
Internal feedback. From time to time, we conduct internal employee satisfaction surveys on an anonymous basis to obtain feedback and address any issues accordingly. In 2021, we invited over 1,100 employees to partake in a survey regarding the organizational and talent management of our Group, for which we achieved a response rate of over 76%. Based on the survey feedback, we were one of the four winners out of 249 companies of the “2021 China Organizational Capabilities Survey Best Practice Award” co-sponsored by KNX, Tencent Consulting and YCA Y-Triangle CEO Alliance, recognized for our capabilities to achieve effective internal management.

•
Anti-discrimination.   We have strict policies on equal employment opportunities, prohibiting any form of discrimination based on race, color, belief, religion, gender, sexual orientation, among others.

•
Anti-sexual harassment.   We have a zero-tolerance policy on sexual harassment within and outside the workplace, and we treat any complaints we receive seriously and in strict confidence. We have established effective reporting channels, such as via email and corporate social messaging accounts, and will retain written evidence in relation to all complaints to be handled by our relevant departments. We will also review our decisions, should the relevant person(s) disagree with the results of our internal investigations.

Proper business practices
We have implemented internal control policies in relation to our business operations, including anti-corruption and compliance, anti-money laundering, anti-bribery, fraud, business conduct and ethics. We require our employees to complete relevant exams each quarter, and our employees have already accumulated 14,798 attendance and over 3,677 learning hours on compliance matters for the six months ended June 30, 2022.
We have established several layers of scrutiny, including establishing our internal audit department responsible for leading investigations and reporting cases to the audit committee, and our internal control department that assists the internal audit department with investigation and follow-ups on rectification and improvement measures. Our suppliers and other business partners are generally required to enter into an anti-bribery agreement with us prior to working with us. We adopt anti-money laundering policies and review and update policies and procedures, if needed, as part of our framework in managing money laundering and terrorism financing risks. We also regularly conduct internal audits on our high-risk business operations and management areas, and evaluate the effectiveness of our internal control, in order to ensure compliance with the proper and ethical business practices which we seek to uphold. In response to potential enhanced regulatory scrutiny with regard to digital communications and trading practices by brokers, our Group has promulgated and adopted internal policies, protocols and guidelines to manage the relevant regulatory and reputational risks. During the Track Record Period and up to the Latest Practicable Date, our Group had not (i) sold any of its clients’ trading data to third-parties to further front-run clients’ orders or (ii) engaged in any misleading communications and trading practices to encourage its clients to trade. See “Risk Factors — Risks Related to Our Business and Industry — Any future change in the regulatory and legal regime for the securities brokerage and wealth management industries regions where we operate may have a significant impact on our business model. Potential enforcement actions against industry peers could lead to new rules or requirements and may subject us to higher regulatory scrutiny. If we are deemed to have been engaged in any misleading digital engagement practices or trading practices, there could be material adverse effect to our business operations, reputation and prospects.”
We also have whistleblowing policies in place and have set up various reporting channels, whilst making every effort to ensure the confidentiality of any reports in accordance with the applicable laws and regulations. Our employees responsible for handling whistleblower reports are required to sign a confidentiality agreement, and any employee who discloses any information to any reporters or investigators in contravention of the relevant laws and regulations will be dismissed.

Environmental protection
As a high-tech company, we encourage our employees to adopt sustainable practices in order to reduce our carbon footprint, including promoting energy-saving measures, encouraging online virtual office, reducing paper wastage and avoiding unnecessary travels, all of which are included in our employee handbook. We have also cooperated with a ride-hailing company to provide employees with electric vehicle ride home and thus reduce carbon emissions. We actively respond to any government requirements on waste sorting, recycling and waste reduction, in an effort to further lessen waste and environmental pollution.
LICENSES AND REGULATORY APPROVALS
Licenses, Permits and Approvals
We are required to obtain various licenses, permits and certifications for our operations. As of the Latest Practicable Date, we held 51 licenses, registrations and memberships across Hong Kong, Singapore, the U.S., Australia and Europe. Our Group had complied with the requirements and conditions of the material licenses it held in all material aspects during the Track Record Period. As of the Latest Practicable Date, we had duly obtained and maintained all material licenses, permits and certificates required by laws and regulations for our operations, and such licenses, permits and certificates have remained in full effect. As of the Latest Practicable Date, Shenzhen Futu held a Valued-added Telecommunication Business Operation License (the “ICP License”), a Radio and Television Program Production and Operation License and an Internet Culture Operation License; and Hainan Caixuetang Education Network Technology Co., Ltd., one of the Consolidated Affiliated Entities (“Hainan Caixuetang”) held an Internet Culture Operation License, a Radio and Television Program Production and Operation License, an ICP License and a Publication Operation License. As confirmed by our PRC Legal Advisors, we are not required to obtain any other licenses from any regulatory authorities for our presence in the PRC.
Regulated Activities in Hong Kong
As of the Latest Practicable Date, Futu International Hong Kong, one of our operating subsidiaries, was licensed under the SFO to conduct the following regulated activities:
Regulated Activities by Type of License	Effective Date
Type 1 (Dealing in Securities)	October 2012
Type 2 (Dealing in Futures Contracts)	July 2013
Type 3 (Leverage Foreign Exchange Trading)	December 2020
Type 4 (Advising on Securities)	June 2015
Type 5 (Advising on Futures Contracts)	August 2018
Type 7 (Providing Automated Trading Services)	August 2019
Type 9 (Asset Management)	July 2015
In addition to the above licenses, one of our subsidiaries in Hong Kong also holds a money lenders license issued by the licensing court under the Money Lenders Ordinance, which allows it to provide loans to its clients in its ordinary course of business. We have also been registered as a Mandatory Provident Fund Intermediary with the Mandatory Provident Fund Schemes Authority in Hong Kong.
Regulated Activities Overseas
For our overseas operations, we hold licenses, registrations and memberships in Singapore, the U.S., Australia and Europe. In particular, Moomoo Financial Singapore is a licensed corporation registered with the Monetary Authority of Singapore with the Capital Markets Services Licence (CMSL). Moomoo Financial Inc. is registered as a broker-dealer with the SEC and is a member in good standing with FINRA, authorized to conduct business as an introducing broker in compliance with the SEC and FINRA rules. Futu Clearing Inc. is also a member in good standing of FINRA and Depository Trust & Clearing Corporation capable of providing clearing business in the U.S. For further details, please refer to the “Regulatory Overview”section of this document. Futu Australia, which holds an Australian Financial Services License, is regulated by the Australian Securities and Investments Commission.
REGULATORY DEVELOPMENT
PRC Cybersecurity and Data Protection
We have taken the following steps to ensure compliance with the relevant requirements of CAC in light of the recent development in China’s cybersecurity and data protection regulatory framework.
Measures for Cybersecurity Review ( the “Revised Cybersecurity Review Measures”)
The Revised Cybersecurity Review Measures were jointly promulgated by the CAC and other twelve PRC regulatory authorities on December 28, 2021 and took effect on February 15, 2022. The Revised Cybersecurity Review Measures provide that, among others, (i) the purchase of cyber products and services by critical information infrastructure operators (the “CIIOs”) and the network platform operators (the “Network Platform Operators”) which engage in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the Network Platform Operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office.
Our PRC Legal Advisors are of the view that the proposed Listing in Hong Kong and our current business operations do not fall within the scope in which it is required to apply for such cybersecurity review as required by the Revised Cybersecurity Review Measures. The reasons are as follows:
(i)
the term “listing abroad” under the Revised Cybersecurity Review Measures exempts listing in Hong Kong from the mandatory obligation of ex-ante declaration of cybersecurity review;

(ii)
according to the Security Protection Regulations for Critical Information Infrastructure, the protection authorities are responsible for identifying CIIOs in various industry sectors and timely notify the CIIOs concerned of such identification results. As of the Latest Practicable Date, the Company had not been notified by any protection authority of it being recognized as a CIIO;

(iii)
the Company is a Network Platform Operator under the Revised Cybersecurity Review Measures. According to the assessment of the PRC Legal Advisors on the internet security, data security and protection of personal information as of the Latest Practicable Date, it has not found that we had any national security risk clearly set forth under Article 10 of the Revised Cybersecurity Review Measures. In addition, except the security risks listed in the Article 10 of the Revised Cybersecurity Review Measures, no PRC laws and regulations provide further clarification or guidance on the criteria for determining “other factors that may endanger the security of critical information infrastructure, network security or data security” or “affect or may affect national security”. Therefore, taking into account that the Group has adopted internal measures to ensure compliance and will continually and closely monitor the legislative process and seek guidance from relevant regulatory authorities in a timely manner to ensure its compliance, as of the date of this document, our PRC Legal Advisers are of the view that the Revised Cybersecurity Review Measures will not materially adversely affect the Group; and

(iv)
the Company also confirmed that, based on the due diligence conducted by its PRC Legal Advisors, as of the Latest Practicable Date, it had not received any notification from the Cybersecurity Review Office of CAC or other authorities requiring the Company to apply for cybersecurity review. In addition, the Company has not been subject to any punishment or any interview, investigation, legal proceedings or other regulatory measures taken by the Cybersecurity Review Office of CAC or relevant regulatory authorities for its failure to apply for cybersecurity review.

The consultation papers for Network Data Security Management Regulation published on November 14, 2021 (the “Draft Regulation”)
According to the Draft Regulation, a data processor must apply to CAC for cybersecurity review if its proposed listing in Hong Kong affects or may affect national security.

Notwithstanding the above, as advised by our PRC Legal Advisors, the Draft Regulation is in draft form for public consultation purpose and had not been formally adopted as effective laws as of the Latest Practicable Date. It remains unclear when and to what extent the Draft Regulation will take effect in its current draft form. Certain key legal concepts in the Draft Regulation, such as “affect or may affect national security”, remains unclear.
That said, our PRC Legal Advisors are of the view that, assuming the Draft Regulation is implemented in its current form, our PRC Legal Advisors do not reasonably expect any substantive difficulties for the Group to be in compliance with the Draft Regulation in all material aspects, nor do they reasonably expect that the Draft Regulation would cause any material adverse impact on the Company’s operation or its proposed Listing.
As of the Latest Practicable Date, we had not received any request for cybersecurity review or relevant inquiries from CAC in connection with its proposed Listing.
Other applicable PRC data security and cybersecurity laws and regulations
We, through one of our operating entities in Mainland China Shenzhen Futu, primarily provide two types of services in the PRC through Futubull platform, namely (i) providing users with market data and other Internet information services; and (ii) having the links embedded, which enable to redirect users to the brokerage services provided by another wholly-owned subsidiary of the Company, Futu International Hong Kong, which is a licensed corporation under the SFO. As part of the account opening process, clients’ personal information relating to opening account for online trading activities is directly collected, processed, used and stored in the server(s) engaged by Futu International Hong Kong, and outside Mainland China. Shenzhen Futu does not approve any account opening procedure, nor process any securities transaction information. As of the date of this document, such services are not in violation of the applicable data security and cybersecurity PRC laws and regulations in any material respect according to our PRC Legal Advisors.
Article 38 of the Personal Information Protection Law of the PRC (the “PIPL”) applies to operators within Mainland China that provide personal information to any foreign entity. Based on the above and taking into consideration the Measures on Security Assessment of Cross-border Data Transfer (the “Data Export Measures”), which were issued recently, and considering the uncertainties regarding how they would be interpreted and enforced which remain unclear, our PRC Legal Advisors have advised us that the direct collection of personal information of its PRC-based users and clients by Futu International Hong Kong outside Mainland China does not fall within the scope of “cross-border provision of personal information by operators within Mainland China to foreign entities” as expressly prescribed in Article 38 of the PIPL as of the date of this document, as (i) Futu International Hong Kong is not a “domestic personal information handler”regulated under Article 38 of the PIPL, (ii) there is no transfer (or “export”) of personal data of users and clients by Shenzhen Futu out of the PRC, and (iii) there is no cross-border provision of important data and personal information that was collected or produced in the course of operations within the territory of Mainland China, and therefore is not in violation of any applicable PRC laws in this regard. The Joint Sponsors’ PRC legal advisor concurred with the aforementioned opinion of the Company’s PRC Legal Advisors.
The Data Export Measures require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of China. Since the Personal Information Protection Law and the Data Export Measures are new, there are uncertainties as to the interpretation and application of it, especially in relation to its applicability and requirements for our offshore subsidiaries when they engage in personal information processing activities for natural persons within China, including the information collection activities conducted by our offshore subsidiaries outside the Mainland China. As of the date of this document, the exact scope and the calculation method of “important data” under the current regulatory regime remains unclear, and the PRC government authorities may have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be required to report any security assessment for cross-border data transfers to the CAC, and there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion of our PRC Legal Advisors. While we do not believe the pre-approval requirements for any cross-border data transfer will apply to the way Futu International Hong Kong currently collects information from persons within China, in the event we need to transfer certain data from our PRC entities to our offshore subsidiaries or if regulatory bodies deem our current data collection model as a cross-border data transfer, we will be subject to the relevant requirements. Furthermore, we may need to take certain additional measures in the future to be in compliance with the Personal Information Protection Law. Notwithstanding the foregoing uncertainties, if we are required to report security assessments for cross-border data transfers, to the reasonable knowledge of our PRC Legal Advisors, as of the Latest Practicable Date, they are of the view that they do not foresee any material legal impediments for us to comply with Data Export Measures in all material respects.
During the Track Record Period and up to the Latest Practicable Date, we had established comprehensive security system, Futu Monolith Safety Protection System (“FMSPS”), which has been awarded the ISO27001 Information Management System Certification, to provide protection of information related to our users and clients, their accounts and transactions with the support of our network situational awareness and risk management system. We have a data security team of engineers and technicians dedicated to protecting the security of our data, and have established stringent internal protocols in this regard. For details of our data security measures, see “— Data Security and Privacy.”
Based on the legal due diligence conducted by our PRC Legal Advisors, our PRC Legal Advisors are of the view that the Group has adopted necessary measures with respect to the data security and cybersecurity according to the applicable PRC laws and regulations, and they are not aware of any material non-compliance by the Group of the data security, cybersecurity or personal information protection under the current PRC laws and regulations.
During the Track Record Period and up to the Latest Practicable Date, (i) there had not been any material leakage of data or personal information by our Group; and (ii) we had not been involved in any material investigation, inquiry, penalty or other legal proceedings initiated by the applicable governmental or regulatory authorities in the PRC in relation to our compliance with the applicable data security and cybersecurity laws and regulations in the PRC. Further, as advised by our PRC Legal Advisors, they do not currently expect that the applicable PRC laws on data security and cybersecurity would have a material adverse impact on our business operations, financial results and financial position.
LEGAL PROCEEDINGS AND COMPLIANCE
Save as disclosed in this subsection, during the Track Record Period and up to the Latest Practicable Date, we had not been involved in any non-compliance incidents that led to fines, enforcement actions or other penalties that could, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations. Our Directors are of the view that, save as disclosed in “— Properties”, we had complied with all relevant laws and regulations in all material respects during the Track Record Period and up to the Latest Practicable Date.
Ongoing Regulatory Actions
We are subject to various regulatory requirements, including those specified in laws, regulations and guidelines issued by the competent regulatory authorities in Hong Kong, US, Singapore and Australia, including but not limited to the SFC, MAS, SEC, FINRA and the ASIC.
Futu International Hong Kong is a licensed corporation under the SFO and may be subject to SFC inquiries and investigations from time to time. As of the Latest Practicable Date, Futu International Hong Kong was involved in certain ongoing inquiries initiated by the SFC concerning matters including, among others, client onboarding processes, risk management, client assets, cybersecurity, anti-money laundering, counter-financing terrorism and operation of mobile application. In addition, Futu International Hong Kong was involved in an ongoing investigation concerning matters, including, among others, online account opening procedure and product due diligence. The SFC’s inquiries and investigation remain ongoing and are subject to statutory secrecy under Section 378 of the SFO. Therefore, no additional details about them can be disclosed in this document unless otherwise consented by the SFC.
As the foregoing inquiries and investigation from the SFC remain ongoing, it is not possible for us to accurately predict if any disciplinary action will be taken against Futu International Hong Kong after the conclusion of the inquiries and investigation, if so, the nature and extent of any such action. If, after the SFC’s inquiries and investigation have been concluded, the SFC identifies misconduct or material non-compliance, the SFC can take various regulatory actions, which may include, among other things, reprimands, fines and/or suspension or revocation of licenses and trading rights and, if imposed, might materially and adversely affect our reputation, business, prospects and financial conditions. See “Risk Factors — Risks related to Our Business and Industry — We are subject to extensive and evolving regulatory requirements in the markets we operate in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of our licenses and trading rights, and consequently may materially and adversely affect our business, financial condition, operations and prospects. In addition, we are involved in ongoing inquiries and investigation by relevant regulators.”
Regulated Activities
Pursuant to Articles 118 and 120 of the Securities Law of the PRC, “securities business” includes securities brokerage business, securities investment, investment consulting business and other businesses approved by the securities regulatory authorities under the State Council. Shenzhen Futu, one of our operating entities in Mainland China, having the link embedded in Futubull platform to redirect users to the brokerage services provided by Futu International Hong Kong, the Company’s wholly-owned subsidiary in Hong Kong and a licensed corporation under the SFO. As advised by our PRC Legal Advisors, as of the date of this document, such services provided by Shenzhen Futu in Mainland China do not fall within the definition of “securities business” under the Securities Law.
During the Track Record Period and as of the Latest Practicable Date, we had not been subject to any other administrative penalty or investigation by CSRC or other relevant authorities in the PRC concerning our regulatory compliance with the Securities Law of the PRC that could, individually or in the aggregate, have a material adverse effect on the Group’s business operations, financial results and financial position.
As advised by our PRC Legal Advisors, Futu International Hong Kong is regarded as an “overseas securities business entity” under Article 95 of the Regulations on Supervision and Administration of Securities Firms. The operation of Futubull platform by Shenzhen Futu and the provision of securities services by Futu International Hong Kong do not constitute the provision of securities business in Mainland China. Our Group’s securities brokerage business is conducted outside Mainland China through its entities and employees licensed with the relevant regulators, such as the SFC in Hong Kong, and not through its operating subsidiaries in Mainland China. Therefore, our PRC legal advisors are of the view that, as of the date of this document, the operation of Futubull platform by Shenzhen Futu and the provision of securities services by Futu International Hong Kong do not violate the Securities Law, the Regulations on Supervision and Administration of Securities Firms and the Administrative Measures on Representative Offices of Foreign Securities Institutions Stationed in China.
However, our PRC Legal Advisors also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations over the applicable PRC laws and regulations, including but not limited to, Securities Law of the PRC and the Regulations on Supervision and Administration of Securities Firms and Administrative Measures on Representative Offices of Foreign Securities Institutions Stationed in China. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion of our PRC Legal Advisors.
Currency Conversion
Pursuant to the applicable laws and regulations in the PRC (including but not limited to the PRC Foreign Exchange Administration Regulation), any institution, unit or individual may not engage in foreign exchange business without the approval of the PRC foreign exchange control authority or other financial regulatory authority. We are not licensed under applicable PRC laws and regulations to provide, and we do not provide, any currency conversion or remittance of funds out of Mainland China services to our PRC-based clients.
The PRC-based clients may only use their PRC bank accounts for identification purpose during the account opening processes through the e-certification procedure through a mutually recognized certification authority (“E-Certification Procedure”) as allowed by the SFC Circular on Acceptable Account Opening

Approaches published in June 2019 (the “2019 SFC Circular”). Furthermore, the PRC-based clients cannot use their PRC bank accounts for their initial payments or ongoing fund movements via our platform. For fund transfer (such as when the PRC-based clients conduct trades on our platform), we do not allow the PRC-based clients to use their PRC bank accounts for fund transfer via our platform and our platform only accepts remittance of funds through either a Hong Kong bank account or an overseas bank account for either initial payments or ongoing fund movements. We require our clients to complete registration of their bank accounts for fund transfer purposes on our platform and we do not accept PRC bank accounts for such purposes. Our guidelines and policy are also clearly stated to users who would like to open a trading account on Futubull. As advised by our PRC Legal Advisors, the current applicable PRC laws and regulations also do not require our clients to submit or us to request and review evidence of approval or registration from relevant authorities with respect to the foreign currency used for investments. For details of our processes of account opening and fund transfer for our clients, see “— Our Services — Retail Services — Account Opening and Fund Transfer.”
In addition, we conduct regular employee training sessions to emphasize the compliance with foreign exchange control regulations, including but not limited to the prohibition on facilitating any form of currency conversion. To ensure compliance with the applicable regulatory guidelines and the Group’s internal policies, we have required our employees to comply with the relevant laws and regulations in respect of offshore investment transactions by PRC residents and prohibits employees from facilitating in any form currency conversion and remittance by PRC-based clients in violation of applicable laws and regulations. In addition, we have established anti-money laundering policies covering client identification, fund transfer and transaction execution in compliance with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong. We have also posted the PRC foreign exchange laws and regulations including the PRC Foreign Exchange Administration Regulation and the Implementation of the Administrative Measures for Personal Foreign Exchange on both our website and mobile app for our clients’ information. We also maintain a regular compliance review over the communication between employees and clients, and will take disciplinary action against any non-compliance noted during the review. We will also conduct review and take similar measures when receiving report from employees on irregularity identified or suspected in this respect.
To strengthen our internal control, we have established and set up our internal control requirements, which may have stricter obligations or higher standards than the applicable laws and regulations. During the Track Record Period and up to the Latest Practicable Date, we had identified several incidents of staff’s misconducts in relation to noncompliance with our internal requirements on fund transfer and remittance. Such misconducts mainly concerned the staff’s inappropriate responses to clients’ queries on fund transfers by sharing their knowledge of the procedures and requirements regarding the PRC banks’ currency conversion and remittance policy, and such responses were not in strict compliance with our internal policies. These misconducts were identified by us during our regular compliance review over the communications between our employees and clients. As advised by our PRC Legal Advisors, such misconducts were not compliant with our internal policies and requirements, and none of them could be seen as a violation of currently applicable PRC laws and regulations by our Group. Our PRC Legal Advisors are of the view that such misconducts will not result in any penalty or enforcement actions against our Group by relevant regulatory authorities.
We have adopted an internal appraisal system where employees’ work performance is ranked by scores. We would take disciplinary actions against the personnel violating our internal policies and deduct the relevant personnel’s performance scores based on the seriousness of the misconduct and our internal appraisal policy.
In addition, we have taken a comprehensive range of internal control measures to prevent and avoid any potential violations and misconducts, including:
(i)
discussing between the relevant staff and his/her team leader and/or department manager with respect to the details of the identified violations and/or misconducts and the consequences. Case studies would also be provided to other employees;

(ii)
providing regular compliance trainings to our employees to emphasize the compliance with foreign exchange control regulations, including but not limited to the prohibition on facilitating any form of currency conversion;

(iii)
actively conducting review on our staff’s performance. Each customer service staff is required to sign a compliance undertaking, which highlights the key requirements on their service standards and acknowledgement to adhere to our internal policies and compliance manuals from time to time; and

(iv)
maintaining regular compliance review over the communications between our employees (such as the customer service staff) and our clients, including ad hoc review of the records on the online service platform and/or telephone recordings to monitor the staff’s responses given to PRC-based clients.

Our Directors are of the view that the above-mentioned comprehensive range of internal control measures have been adequate and effective in preventing and avoiding potential violations and misconducts, as since May 2022 and up to the Latest Practicable Date, we had not identified any staff misconduct in relation to our internal requirements on account opening and fund transfer and remittance. During the Track Record Period and as of the Latest Practicable Date, we had not been subject to any administrative penalty or investigation by SAFE or other relevant authorities in the PRC concerning our compliance with the relevant PRC laws and regulations on currency conversion or remittance of funds out of Mainland China that could, individually or in the aggregate, have a material adverse effect on the Group’s business operations, financial results and financial position.
Cross-border Data Transfer
Certain of our operations may involve cross-border data transfer as our overseas operating subsidiaries Moomoo Financial Inc., Moomoo Financial Singapore and Futu Securities Australia have outsourced their customer services to PRC service providers. As of the Latest Practicable Date, such arrangements had not been restricted by the relevant regulatory authorities in the jurisdictions that such overseas operating subsidiaries operate in. See “— Regulatory Development — PRC Cybersecurity and Data Protection — Other Applicable PRC Data Security and Cybersecurity Laws and Regulations” for discussion of the direct collection of personal information of PRC-based users and clients by Futu International Hong Kong outside Mainland China.
AWARDS AND RECOGNITIONS
Since our inception, we received recognition for the quality and popularity of our offerings and services. Some of the significant awards and recognition we have received are set forth below.
Awarding entity	Award/Recognition	Award year
Shenzhen Science and Technology Innovation Commission, Shenzhen Finance Bureau, Shenzhen Tax Service, State Taxation Administration	Certificate of High-tech Enterprise	2019, 2020
Torch High Technology Industry Development Center, Ministry of Science & Technology	Technologically advanced enterprise	2020
Hong Kong Stock Exchange	Top Breakthrough Exchange Participant — Leverage and Inverse (L&I) Product Turnover	2020
	Top 3 Active Exchange Participants in Stock Options	2020
Hurun Report	2020 China New Finance Top 100	2020
The Asset	The Asset Triple A Digital Awards 2019, Digital Brokerage of the Year	2019
	Triple A Digital Awards 2020, Best Digital Collaboration	2020
Hong Kong Stock Exchange	HKEX Awards 2021	2021
INSURANCE
We provide social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan for our PRC-based employees. We also offer additional life and medical insurance to our PRC-based employees through commercial providers. We contribute to Mandatory Provident Fund and provide labor insurance and medical insurance for our Hong Kong-based employees. In accordance with the Securities and Futures (Insurance) Rules of Hong Kong (Chapter 571AI of the laws of Hong Kong), we have purchased and maintained insurance for any loss incurred by us due to any loss to our clients’ assets in our custody that are caused by fraudulent conduct of our employees, robbery, theft or other misconduct. In addition, our Singapore and U.S. subsidiaries provide health insurances to our Singapore and U.S.-based employees, respectively. We do not maintain business interruption insurance or key-man insurance, and we only maintain limited general property insurance. We believe that our insurance coverage is adequate to cover our key assets, facilities and liabilities.
Moomoo Financial Singapore contributes to the Central Provident Fund (CPF), a compulsory comprehensive savings and pension plan for working Singaporeans and permanent residents. Besides CPF, we provide medical insurance and work-injury compensation insurance for all our Singapore-based employees. We also acquired public liability insurance that covers our Singapore offices.
If we incur any uninsured loss, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — We have limited business insurance coverage, which may be inadequate to protect us from the liabilities or losses we may incur.”
PROPERTIES
Our corporate headquarters are located at in Hong Kong, China. As of the Latest Practicable Date, we leased 28 properties in China, Hong Kong, the U.S., Singapore and Australia, with an aggregate gross floor area of approximately 36,000 square meters. Our leased properties are primarily used for corporate offices, data centers and other facilities. The relevant lease agreements have a term of one to five years. As of the Latest Practicable Date, we owned one property in California, the U.S. for corporate office purpose.
As of the Latest Practicable Date, eight of our lease agreements for our properties in the PRC had not been registered and filed with the competent PRC government authorities as required by applicable PRC laws and regulations, due to the relevant landlords not having completed the relevant property leasing and registrations. As advised by our PRC Legal Advisor, such non-compliance does not affect the validity of the relevant property lease agreement, and will not have a material adverse effect on the Listing, but could result in the imposition of fines up to RMB10,000 for each leased property that is unregistered if we fail to rectify the non-compliance within the time frame prescribed by the relevant authorities. Nonetheless, if we are required to relocate our leased office premises, such relocation will not be considerably burdensome and difficult, as we do not have any immovable equipment nor specific office space requirements. As such, we would only expect to incur minor relocation service costs, without having to incur a significant increase in rental rates given the abundance of office premises that would be suitable for our business operations.

CONTRACTUAL ARRANGEMENTS

The following section sets forth updated and supplemental information in the Listing Documents relating to our contractual arrangements.
PRC LAWS AND REGULATIONS RELATING TO FOREIGN OWNERSHIP RESTRICTIONS
Foreign investment activities in the PRC are mainly governed by the Negative List and the Catalog of Industries for Encouraging Foreign Investment (the “Encouraging Catalog”), which were promulgated and are amended from time to time jointly by the MOFCOM and the NDRC. The Negative List and the Encouraging Catalog divide industries into three categories in terms of foreign investment, namely, “encouraged”, “restricted”and “prohibited.” Industries not listed under the Negative List and the Encouraging Catalog are generally deemed as falling into a fourth category “permitted.” The currently effective Negative List is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version) (the “2021 Negative List”), which became effective on January 1, 2022.
As advised by our PRC Legal Advisors, a summary of the business operations of Shenzhen Futu and Hainan Caixuetang that are subject to foreign investment restriction or prohibition in accordance with the 2021 Negative List and other applicable PRC laws and regulations is set out below (the “Relevant Businesses”):
Categories	Relevant Businesses
Value-added telecommunication services
The business operation of Shenzhen Futu and Hainan Caixuetang through our websites and apps falls within the scope of commercial internet information services under the Telecommunications Regulations of the PRC, for which each of them is required to hold, and has obtained, a Value-added Telecommunication Business Operation License (the “ICP License”) under the applicable PRC laws and regulations.
According to the 2021 Negative List and other applicable PRC laws and regulations, provision of value-added telecommunication services business (including commercial internet content provision services) is a “restricted” business, and foreign investors are not allowed to hold more than 50% of the equity interest in enterprise conducting such business (excluding electronic commerce, domestic multi-party communication, storage-forwarding and call center).

Categories	Relevant Businesses
Radio and television program production
Shenzhen Futu and Hainan Caixuetang create certain video contents, including but not limited to stock information and live broadcasts of corporate events, pursuant to the Provisions on the Administration of Production and Operation of Radio and Television Programs, for which each of them is required to hold, and has obtained, a Radio and Television Program Production and Operation License under the applicable PRC laws and regulations.
According to the 2021 Negative List and other applicable PRC laws and regulations, radio and television program production is a “prohibited” business, and foreign investors are prohibited from holding equity interest in any enterprise conducting such business.

Categories	Relevant Businesses
Internet culture activities
Shenzhen Futu and Hainan Caixuetang create certain video contents (requiring a Radio and Television Program Production and Operation License as discussed above) and publish such video contents on our websites and apps, which fall within the scope of “internet culture businesses” under the Interim Provisions for the Administration of Internet Culture. For publication of such video contents, each of them is required to hold, and has obtained, an Internet Culture Operation License under the applicable PRC laws and regulations.
According to the 2021 Negative List and other applicable PRC laws and regulations, operation of internet culture activities (excluding music) is a “prohibited” business, and foreign investors are prohibited from holding equity interest in any enterprise conducting such business.

The Relevant Businesses
The revenue contribution of all of the Consolidated Affiliated Entities to our Group amounted to 0.2%, 0.3%, 0.3% and 0.4% of the total revenue of our Group for the years ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, respectively, and the total assets of all of the Consolidated Affiliated Entities amounted to 0.1%, 0.1%, 0.1% and 0.1% of the total assets of our Group as at December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, respectively.
Shenzhen Futu, one of the Consolidated Affiliated Entities, is principally engaged in providing comprehensive services to our users and clients on our Futubull platform, which generally involves provision of market data and information and production and publication of video contents for investment education and corporate introduction. Hainan Caixuetang, one of the Consolidated Affiliated Entities, is also engaged in creation and provision of video contents on investment knowledge for our users and clients. The services provided by Shenzhen Futu and Hainan Caixuetang involve a mix of radio and video program production business, internet culture business and value-added telecommunication service business under the applicable PRC laws and regulations. Further, given that the video content produced by Shenzhen Futu and Hainan Caixuetang are launched and displayed on our Futubull platform, the radio and video program production business and internet culture business (which are considered “prohibited” where foreign investment is strictly forbidden) carried out by each of Shenzhen Futu and Hainan Caixuetang and the value-added telecommunication service business (which is considered “restricted”) operated by them collectively form our integrated content offering through Futubull platform, and are therefore inseparable from each other and cannot be artificially segregated and operated through different entities within the Group.
As advised by our PRC Legal Advisors, we cannot hold or acquire any equity interest in the Consolidated Affiliated Entities as, under the 2021 Negative List and other applicable PRC laws and regulations, foreign investors are:
(a)
prohibited from holding any equity interest in a PRC enterprise engaging in radio and television program production business and internet culture business (excluding music); and

(b)
restricted from holding more than 50% of the equity interest in a PRC enterprise providing commercial internet information services, which are categorized as “value-added telecommunication service business.” In addition, as confirmed by the Company, the relevant Consolidated Affiliated Entities provide commercial internet information and operate “prohibited”businesses (i.e. radio and television program production business and internet culture business) on the same platform. All these Relevant Businesses form an integral part of the Group’s business and are operated on the same platform, which cannot be separated apart from one another.

Based on the above, we believe that to maintain the business operations and the effectiveness of licenses held by the Consolidated Affiliated Entities, they must be controlled by our Company through the Contractual Arrangements. Furthermore, since the businesses operated by the Consolidated Affiliated Entities fall within both the “prohibited” and “restricted”business categories under the 2021 Negative List, we are unable to set up alternative corporate structure that allows us to hold all such businesses according to the applicable PRC laws and regulations. Further, as Shenzhen Futu and Hainan Caixuetang operate the “prohibited” businesses simultaneously, in the event that Shenzhen Futu and Hainan Caixuetang become sino-foreign joint-ventures, both Shenzhen Futu and Hainan Caixuetang are unlikely to obtain and maintain an ICP License due to the lack of guidance on specific requirement or regulatory procedures for foreign investment in the value-added telecommunications business in the PRC in view of the removal of the Qualification Requirements (as defined below). Please see “— Recent Update on the FITE Regulations” and “— Legality of our Contractual Arrangements” for details. Accordingly, we are of the view that our Contractual Arrangements are narrowly tailored, as they are used to enable us to achieve our business and operation purposes under the current PRC regulatory framework so as to minimize the potential conflict with relevant PRC laws and regulations.
Recent Update on the FITE Regulations
Foreign investment in a company providing value-added telecommunication services, including Internet content provision services, is subject to the Provisions on the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which were promulgated by the State Council on December 11, 2001, and subsequently amended on September 10, 2008, February 6, 2016 and recently on April 7, 2022 by the State Council’s Decision to Amend and Abolish Certain Administrative Regulations (the “Order No. 752”). Following the issue of Order No. 752, the qualification requirements (the “Qualification Requirements”) previously set out in the FITE Regulations, for which the main foreign investor must satisfy for investing in a PRC value-added telecommunication business was removed with effect from May 1, 2022. Nevertheless, under the amended FITE Regulations, whilst foreign investors are able to invest in entities holding an ICP License (holding up to 50% equity interest and not more), whether an entity held by foreign shareholders may hold a value-added telecommunication license is still subject to the examination of substance and merits by relevant authority.
According to the interviews conducted by our PRC Legal Advisors and the Joint Sponsors’ PRC legal advisor with the Communication Administration Bureaus (“CAB”) of Guangdong Province and of Hainan Province in September 2021, each CAB confirmed that there are no detailed rules and standards for the Qualification Requirements and the MIIT will decide whether an applicant meets the Qualification Requirements on a case-by-case basis and there will be significant uncertainty for the relevant entities to obtain or maintain the license for operating value-added telecommunication services if such entities are held directly or indirectly by foreign shareholders that do not have any substantial operation or business. Further, both of the CAB officers confirmed that a foreign-invested enterprise will not be granted with an ICP License if it also engages in foreign prohibited businesses such as radio and television program production and operation in addition to value-added telecommunication businesses. Both of the CAB officers work in the respective division of the relevant CAB responsible for accepting application from and supervising daily operation of value-added telecommunication enterprises located within the respective jurisdiction of the relevant CAB, including annual report submission and change of shareholder. Our PRC Legal Advisors are of the view that each of the CAB officers who attended the consultation was a competent person to provide the aforementioned confirmation.
In addition, as advised by our PRC Legal Advisors, as of the Latest Practicable Date, (i) no applicable PRC laws, regulations or rules have provided further clear guidance on specific requirement or regulatory procedures had been published for foreign investment in the value-added telecommunications business in the PRC in view of the removal of the Qualification Requirements. As such, whether an entity held by foreign shareholders may hold a value-added telecommunication license is still subject to the examination of substance and merits by relevant authority; and (ii) the removal of the Qualification Requirements would not invalidate our ICP License or require us to adjust the Contractual Arrangements under applicable PRC laws.
We will continue to monitor the regulatory developments following the Listing to keep abreast of any regulatory developments, and will adjust the Contractual Arrangements to satisfy the “narrowly tailored” principle as soon as practicable after further guidance from the relevant PRC authorities is published with respect to the specific requirements under the then PRC laws and regulations and the regulatory procedures that we need to follow to complete such adjustment.

OUR CONTRACTUAL ARRANGEMENTS
Overview
The Consolidated Affiliated Entities are currently the VIEs and their respective subsidiaries, which were all established under the PRC laws. As described above, investment in certain areas of the industries in which Shenzhen Futu and Hainan Caixuetang currently operate are subject to restrictions under current PRC laws and regulations. After consultation with our PRC Legal Advisors, we determined that it was not viable for our Company to hold the Consolidated Affiliated Entities directly through equity ownership. Instead, we decided that, in line with common practice in the PRC for industries subject to foreign investment restrictions, we would gain effective control over, and receive all the economic benefits generated by the businesses currently operated by the Consolidated Affiliated Entities through the Contractual Arrangements between the WFOE, on the one hand, and the Consolidated Affiliated Entities and the Registered Shareholders, on the other hand.
In order to comply with the relevant PRC laws and regulations described above, while maintaining effective control over all of our operations, our Company has control over the Consolidated Affiliated Entities by having entered into a series of contractual arrangements through the WFOE, the VIEs and their Registered Shareholders initially in October 2014 (which were amended and restated in May 2015 and September 2018) (the “Original Contractual Arrangements”). In connection with the Listing and in order to ensure that our Contractual Arrangements are, and will continue to remain, in compliance with the Hong Kong Stock Exchange’s requirements, we entered into the current set of Contractual Arrangements on September 30, 2021 and entered into the termination agreements among the VIEs, the WFOE and the Registered Shareholders on September 30, 2021 to terminate and replace the Original Contractual Arrangements. As a result, the WFOE has maintained effective control over the financial and operational policies of the Consolidated Affiliated Entities and have been entitled to all the economic benefits derived from their operations.
Certain of the Consolidated Affiliated Entities, namely Beijing Futu Network Technology Co., Ltd. (“Beijing Futu”), Hainan Futu and Beijing Shensi Consulting Services Co., Ltd. (“Beijing Shensi Consulting”), have not yet commenced substantive business operations and are not expected to have commenced any substantive business operations by the time of the Listing. Our Company has undertaken to the Hong Kong Stock Exchange that it will not conduct any businesses within their respective business segments that are not subject to foreign investment restrictions or prohibitions through these entities or, to the extent that it does, it will transfer such entities outside of the Contractual Arrangements prior to engaging in any substantive and unrestricted businesses.

Contractual Arrangements
The following simplified diagram illustrates the flow of economic benefits from the Consolidated Affiliated Entities to WFOE and our Company under the Contractual Arrangements:

Our Company
100%
WFOE
Registered Shareholders(1)
Service fees
Technical and consulting services
Our VIEs and their subsidiaries
Shenzhen Futu
Hainan Futu
100%
100%
100%
Beijing Futu
Hainan Caixuetang
Beijing Shensi Consulting

Notes:
(1)
Each of Shenzhen Futu and Hainan Futu is held as to 85% by Mr. Li and as to 15% by Ms. Lei Li (Mr. Li’s spouse).

(2)
“→” denotes direct legal and beneficial ownership in equity interest.

(3)
“..........” denotes contractual relationship.

(4)
“--------” denotes the control by the WFOE over the Consolidated Affiliated Entities through (i) the powers of attorney to exercise all shareholders’ rights of the Registered Shareholders in the VIEs; (ii) exclusive options to acquire all or part of the equity interest in the VIEs; and (iii) equity pledges by the Registered Shareholders in favour of the WFOE over the equity interests in the VIEs.

(5)
As of the Latest Practicable Date, Shenzhen Futu held an ICP License, a Radio and Television Program Production and Operation License and an Internet Culture Operation License; and Hainan Caixuetang held an Internet Culture Operation License, a Radio and Television Program Production and Operation License, an ICP License and a publication operation license.

(6)
Beijing Futu, Hainan Futu and Beijing Shensi Consulting have not yet commenced substantive business operations and are not expected to have commenced any substantive business operations by the time of the Listing, and will only carry out businesses which are subject to foreign investment restrictions under the applicable PRC laws and regulations in the future.

Circumstances under which we will unwind our Contractual Arrangements
If the Relevant Businesses are no longer prohibited or restricted under the applicable PRC laws and regulations and it is practical for us to apply for and maintain the applicable licenses for the Relevant Business, we will unwind and terminate the Contractual Arrangements as soon as practicable in respect of such Relevant Businesses. In that case, the WFOE will exercise the call option under the Exclusive Option Agreements (as defined below) to acquire the equity interest and/or assets of the VIEs and unwind the Contractual Arrangements, and we will directly hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations.

Summary of the material terms of our Contractual Arrangements
A description of each of the specific agreements that comprise our Contractual Arrangements entered into by WFOE and each of the VIEs and the Registered Shareholders is set out below:
Exclusive Business Cooperation Agreements
Under the exclusive business cooperation agreements dated September 30, 2021 between the VIEs and the WFOE (the “Exclusive Business Cooperation Agreements”), in exchange for a service fee, payable monthly, the VIEs agreed to engage the WFOE as its exclusive provider of certain technical and consulting services, including but not limited to (i) licensing of the relevant software, trademarks and technologies for use by the VIEs, (ii) providing development, maintenance and update of relevant application software required by the VIEs’ business, (iii) providing design, installation, daily management and maintenance, and update of VIEs’ computers, network software, hardware equipment and databases, (iv) providing technical support and training to personnel of the VIEs, (v) providing technical consultation and research for the VIEs, and (vi) other relevant services required by the VIEs’ business needs and in consideration of WFOE’s capacity as agreed between the parties.
Under the Exclusive Business Cooperation Agreements, the service fee shall consist of 100% of the total consolidated profit of the VIEs, after the deduction of any accumulated deficit of the VIEs in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, the WFOE may adjust the amount of the services fee in accordance with PRC tax law principles and tax practices and with reference to the operational needs of the VIEs, and the VIEs will accept such adjustment. The WFOE shall calculate the service fee on a monthly basis and issue a corresponding invoice to the VIEs. The VIEs must make the payment to the WFOE within ten business days of receiving such invoice.
In addition, without the prior written consent of the WFOE, during the term of the Exclusive Business Cooperation Agreements, with respect to the services subject to the Exclusive Business Cooperation Agreements and other matters, the VIEs shall not accept the same or any similar services provided by any third party. In addition, without the prior consent of the WFOE, the VIEs shall not enter into any business cooperation with any third party, and the WFOE shall have the exclusive right of first refusal in respect of such business cooperation with the VIEs under the same terms.
The Exclusive Business Cooperation Agreements also provide that the WFOE has the exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by the VIEs during the performance of the Exclusive Business Cooperation Agreements.
The Exclusive Business Cooperation Agreements shall remain effective unless otherwise terminated by the WFOE in writing or in accordance with the provisions of the Exclusive Business Cooperation Agreements. If, during the term of the Exclusive Business Cooperation Agreement, the operation period under the business license of either the WFOE or the VIEs expires and the renewal of which is declined or rejected by the relevant government authorities, the Exclusive Business Cooperation Agreements shall be terminated at the expiry of such operation period.
Exclusive Option Agreements
As part of the Contractual Arrangements, each of the Registered Shareholders respectively entered into an exclusive option agreement (the “Exclusive Option Agreements”) on September 30, 2021 with the VIEs and the WFOE, each of which contains similar terms and conditions. Pursuant to the Exclusive Option Agreements, the WFOE has the exclusive and irrevocable right to require the Registered Shareholders to transfer any or all their equity interests in the VIEs to the WFOE and/or any third party/parties designated by it, in whole or in part at any time and from time to time, at the lower of the amount of the Registered Shareholders’ respective paid-in capital in the VIEs and the lowest price permitted under applicable PRC laws at the time.

Each of the VIEs and the respective Registered Shareholders of the VIEs, among other things, has covenanted that:
(i)
without the prior written consent of the WFOE, they shall not in any manner supplement, change or amend the constitutional documents of the VIEs, increase or decrease their registered capital, or change the structure of their registered capital in other manner;

(ii)
they shall maintain the VIEs’ corporate existence in accordance with good financial and business standards and practices, and prudently and effectively operate their business and handle their affairs, and shall obtain the prior written consent of the WFOE for the annual budget and final accounts of the VIEs;

(iii)
without the prior written consent of the WFOE, they shall not at any time from the signing of the Exclusive Option Agreements sell, transfer, pledge or dispose of in any manner any equity interest of the VIEs and their subsidiaries, or allow the encumbrance thereon of any security interest;

(iv)
without the prior written consent of the WFOE, they shall not at any time from the signing of the Exclusive Option Agreements sell, transfer, pledge or dispose of in any manner any material asset, business or revenue of the VIEs and their subsidiaries or the legal or beneficial interest therein, or allow the encumbrance thereon of any security interest;

(v)
without the prior written consent of the WFOE, the VIEs shall not incur, inherit, guarantee or assume any debt, except for (i) debts incurred in the ordinary course of business other than payables incurred by way of a loan, and (ii) intra-group debts between the VIEs and their respective subsidiaries;

(vi)
the VIEs shall always operate all of their and their respective subsidiaries’ businesses during the ordinary course of business to maintain their asset value and refrain from any action or omission that may adversely affect the VIEs’ and their respective subsidiaries operating status and asset value;

(vii)
without the prior written consent of the WFOE, the VIEs and their respective subsidiaries shall not execute any material contracts, except the contracts executed in the ordinary course of business;

(viii)
without the prior written consent of the WFOE, the VIEs and their respective subsidiaries shall not provide any person with any loan or credit, except for the provision of loan or credit by the VIEs to their respective wholly-owned subsidiaries;

(ix)
they shall provide the WFOE with information on the business operations and financial conditions of the VIEs and their respective subsidiaries at the request of WFOE;

(x)
if so requested by the WFOE, they shall procure and maintain insurance in respect of the assets and businesses of the VIEs and their respective subsidiaries from an insurance carrier acceptable to the WFOE, at an amount and type of coverage typical for companies that operate similar businesses or hold similar properties or assets in the same region;

(xi)
without the prior written consent of the WFOE, the VIEs and their respective subsidiaries shall not merge, consolidate with, acquire or invest in any person;

(xii)
they shall immediately notify the WFOE of the occurrence or possible occurrence of any litigation, arbitration or administrative proceedings relating to the assets, businesses or revenues of the VIEs and their respective subsidiaries;

(xiii)
for the purpose of maintaining the ownership by the VIEs and their respective subsidiaries of all of their assets, they shall execute all necessary or appropriate documents, take all necessary or appropriate actions, file all necessary or appropriate complaints, or raise necessary or appropriate defences against all claims;

(xiv)
without the prior written consent of the WFOE, the VIEs shall not in any manner distribute dividends, provided that upon the request of the WFOE, the VIEs shall immediately distribute all distributable profits to their shareholders;

(xv)
at the request of WFOE, they shall appoint any persons designated or approved by WFOE as the directors, supervisors (if applicable) and senior management of the VIEs and their respective subsidiaries, and/or remove the office of any director, supervisor or senior management of the VIEs and their respective subsidiaries, and they shall pass all relevant resolution and make all relevant filings;

(xvi)
without the prior written consent of the WFOE, the VIEs and their respective subsidiaries shall not engage in any business that competes with that of the WFOE or its affiliates; and

(xvii)
without the prior written consent of the WFOE, the VIEs and their respective subsidiaries shall not be liquidated or dissolved unless otherwise required by the PRC laws.

In addition, each of the Registered Shareholders of the VIEs, among other things, has covenanted that:
(i)
without the written consent of the WFOE, they shall not at any time from the signing of the Exclusive Option Agreements sell, transfer, pledge or dispose of in any other manner the legal or beneficial interest in the VIEs, or allow the encumbrance thereon of any security interest, except for encumbrances under the Equity Pledge Agreements (as defined below) and the Power of Attorney (as defined below);

(ii)
they shall procure the VIEs’ shareholders’ meeting and/or the board of directors not to approve, without the written consent of WFOE, at any time from the signing of the Exclusive Option Agreements any sale, transfer, pledge or disposal of in any other manner the relevant Registered Shareholder’s legal or beneficial interest in the VIEs, or allow the encumbrance thereon of any security interest, except for the approval of the Registered Shareholder’s encumbrances under the Equity Pledge Agreements (as defined below) and the Power of Attorney (as defined below);

(iii)
they shall procure the VIEs’ shareholders’ meeting and/or the board of directors not to approve, without the written consent of the WFOE, the VIEs to merge, consolidate with, acquire or invest in any person;

(iv)
they shall immediately notify the WFOE of the occurrence or possible occurrence of any litigation, arbitration or administrative proceedings relating to their equity interest in the VIEs;

(v)
they shall procure the VIEs’ shareholders’ meeting and/or the board of directors to vote in favour or any transfer of equity interest pursuant to the Exclusive Option Agreements and take any other action at the request of the WFOE;

(vi)
for the purpose of maintaining the ownership of equity interest in the VIEs, they shall execute all necessary or appropriate documents, take all necessary or appropriate actions, file all necessary or appropriate complaints, or raise necessary or appropriate defences against all claims;

(vii)
at the request of WFOE, they shall appoint any persons designated or approved by WFOE as the directors, supervisors (if applicable) and senior management of the VIEs and their respective subsidiaries;

(viii)
they shall waive the pre-emptive right (if any) he/she/it is entitled to with respect to the transfer of equity interest to the WFOE or any party/parties designated by the WFOE by other existing shareholder(s) of the VIEs, agree the other existing shareholder(s) of the VIEs may enter into the Exclusive Option Agreements, the Equity Pledge Agreements (as defined below) and the Power of Attorney (as defined below) with the WFOE or the party/parties designated by the WFOE and the VIEs, and undertake not to take any action that conflicts with such other documents entered into by the other existing shareholder(s);

(ix)
each of them will immediately gift any profits, dividends, distributions or liquidation proceeds received from the VIEs to the WFOE or a person designated by the WFOE to the extent permitted by the PRC laws; and

(x)
each of them will strictly abide by the provisions of the Exclusive Option Agreements and any other agreement(s) collectively or separately entered into among the Registered Shareholders, the

VIEs and the WFOE, perform the obligations under these agreements in a practical manner, and refrain from any action or omission which would affect the validity of such agreements. If any the Registered Shareholders has any right under the Exclusive Option Agreements, the Equity Pledge Agreements (as defined below), unless with the written instruction of the WFOE, the Registered Shareholders shall not exercise such rights.
The Exclusive Option Agreements shall remain effective unless otherwise terminated in the event that the entire equity interest in the VIEs held by the Registered Shareholders or their respective successors or transferees have been transferred to the WFOE or its appointee(s) or in accordance with the provisions of the Exclusive Option Agreements.
Equity Pledge Agreements
As part of the Contractual Arrangements, each of the Registered Shareholders respectively entered into the equity pledge agreements (the “Equity Pledge Agreements”) on September 30, 2021 with the VIEs and the WFOE, each of which contains similar terms and conditions. Pursuant to the Equity Pledge Agreements, the Registered Shareholders have agreed to pledge all their respective equity interests in the VIEs that they own, including any dividend or distribution derived from the shares, to WFOE as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts.
The pledges under the Equity Pledge Agreements have been effective upon completion of registration with the relevant administration for market regulation under the Original Contractual Arrangements and shall remain valid until after all the contractual obligations of the Registered Shareholders of the VIEs and the VIEs under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the Registered Shareholders of the VIEs and the VIEs under the relevant Contractual Arrangements have been paid.
Upon the occurrence and during the continuance of an event of default (as defined in the Equity Pledge Agreements), the WFOE shall have the right to exercise all such rights as a secured party under the Equity Pledge Agreements and any applicable PRC law, including without limitations, being paid in priority with the equity interests based on the monetary valuation that such equity interests are converted into or from the proceeds from auction or sale of the equity interest upon written notice to the Registered Shareholders of the VIEs.
As of the Latest Practicable Date, the registrations of the Equity Pledge Agreements in relation to the VIEs had been completed.
Powers of Attorney
The Registered Shareholders have executed the powers of attorney dated September 30, 2021 (the “Powers of Attorney”). Under the Powers of Attorney, the Registered Shareholders irrevocably appointed the WFOE and its designated person(s) (including but not limited to the Directors of our Company and their successors and the liquidators replacing such Directors or successors, but excluding those non-independent or who may give rise to conflict of interests) as their exclusive attorneys-in-fact to exercise on their behalf, any and all rights that they have in respect of their equity interests in the VIEs, including without limitation:
(i)
to convene and attend shareholders’ meetings of the VIEs and execute the relevant resolutions and meeting minutes;

(ii)
to file documents with the relevant companies registry;

(iii)
to exercise the voting rights and any power they are entitled to as shareholders of the VIEs under the applicable laws and the articles of association of the VIEs, including but not limited to the sale, transfer, pledge or disposal of all or part of his/her equity interest; and

(iv)
to nominate and appoint the legal representatives, directors, supervisors, general manager and other members of senior management of the VIEs.

Further, the Powers of Attorney are irrevocable and shall remain effective for so long as each Registered Shareholder holds equity interests in the VIEs.

Confirmations from the Registered Shareholders
Each of the Registered Shareholders has confirmed to the effect that (i) his/her equity interests (together with any other interests therein) do not fall within the scope of communal properties, and his/her spouse does not have the right to claim such interests in the respective VIEs; (ii) his/her spouse does not exert influence, whether directly or indirectly, on the day-to-day management and voting matters of the respective VIEs; (iii) in the event of divorce with his/her spouse, the Registered Shareholder will take all actions that the WFOE deems necessary to ensure the performance of the Contractual Arrangements; and (iv) in the event of his/her death, disappearance, incapacity, divorce or marriage or any other event that causes his/her inability to exercise his/her rights as a shareholder of the respective VIEs, his/her successors (including his/her spouse) will not take any actions that would affect his/her obligations under the Contractual Arrangements.
Spouse undertakings
The spouse of each of the relevant Registered Shareholders, where applicable, has signed undertakings to the effect that, among other things, (i) he/she has no right to or control over the equity interests in the VIEs (together with any other interests therein) presently or in the future held by the respective Registered Shareholder and will not have any claim on such interests; (ii) the Registered Shareholder’s equity interests in the VIEs (together with any other interests therein) do not fall within the scope of communal properties; (iii) he/she has not participated, and does to plan to participate in, the day-to-day management and voting matters of the respective VIEs; (iv) he/she confirms that the respective Registered Shareholder may further amend or terminate the Contractual Arrangements without the need for authorization or consent by him/her; and (v) if he/she is being transferred any shares held by their spouse for any reason, he/she will be bound by the Contractual Arrangements and will observe obligations as a shareholder of the VIEs, and will sign all necessary documents and to take all necessary actions to ensure the Contractual Arrangements are properly preformed.
Other key terms under our Contractual Arrangements
Dispute Resolution
Each of the agreements under our Contractual Arrangements contains a dispute resolution provision. Pursuant to such provision, in the event of any dispute arising from the performance of or relating to our Contractual Arrangements, any party has the right to submit the relevant dispute to the China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration, in accordance with the then effective arbitration rules. The arbitral tribunal shall consist of three arbitrators appointed in accordance with the arbitration rules, with the claimant and respondent each appointing one arbitrator and the third arbitrator being agreed and appointed by the first two arbitrators or by CIETAC. The seat of arbitration shall be in Beijing, and the arbitration award shall be final and binding on all parties. The dispute resolution provisions also provide that to the extent permitted by PRC law, the arbitral tribunal may award remedies over the shares or assets of the VIEs and its subsidiaries or injunctive relief (for example, limiting the conduct of business, limiting or restricting transfer or sale of shares or assets) or order the winding up of the VIEs. The WFOE may apply to the courts of the PRC, Hong Kong, the Cayman Islands (being the place of incorporation of our Company) and the places where the principal assets of the WFOE or the VIEs are located for interim remedies or injunctive relief in support of arbitration proceedings. During the arbitration, except for the disputed areas which are subject to arbitration, the parties shall continue to perform their other obligations under the Contractual Arrangements.
In connection with the dispute resolution method as set out in our Contractual Arrangements and the practical consequences, we are advised by our PRC Legal Advisors that: (a) under PRC laws, an arbitral body does not have the power to grant any injunctive relief or provisional or final liquidation order for the purpose of protecting assets of or equity interest in the Consolidated Affiliated Entities in case of disputes. As such, these remedies may not be available to our Group under PRC laws; (b) further, under the PRC laws, courts or judicial authorities in the PRC generally would not award remedies over the shares and/or assets of the Consolidated Affiliated Entities, injunctive relief or winding-up of each of the Consolidated Affiliated Entities as interim remedies, before there is any final outcome of arbitration; (c) however, the PRC laws do not disallow the arbitral body to give award of transfer of assets of or an equity interest in each of the VIEs at the request of arbitration applicant. In the event of non-compliance with such award, enforcement measures may be sought from the court. However, the court may or may not support such award of the arbitral body when deciding whether to take enforcement measures; (d) in addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in the PRC; therefore, in the event we are unable to enforce the Contractual Arrangements, we may not be able to exert effective control over each of the Consolidated Affiliated Entities, and our ability to conduct our business may be negatively affected; and (e) even if the aforementioned provisions may not be enforceable under PRC laws, the remaining provisions of the dispute resolution clauses are legal, valid and binding on the parties to the agreement under the Contractual Arrangements.
As a result of the above, in the event that the VIEs or their respective Registered Shareholders breach any of the Contractual Arrangements, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over the Consolidated Affiliated Entities and conduct our business could be materially and adversely affected. See “Risk Factors — Risks Related to our Corporate Structure”for further details.
Loss sharing
Under the relevant PRC laws and regulations, none of our Company and the WFOE is legally required to share the losses of, or provide financial support to, the Consolidated Affiliated Entities. Further, the Consolidated Affiliated Entities are limited liability companies and shall be solely liable for their own debts and losses with assets and properties owned by them. The WFOE intends to continuously provide to or assist the Consolidated Affiliated Entities in obtaining financial support when deemed necessary. In addition, given that our Group conducts a substantial portion of its business operations in the PRC through the Consolidated Affiliated Entities, which hold the requisite the PRC operational licenses and approvals, and that their financial position and results of operations are consolidated into our Group’s financial statements under the applicable accounting principles, our Company’s business, financial position and results of operations would be adversely affected if the Consolidated Affiliated Entities suffer losses.
However, as provided in the Exclusive Option Agreements, without the prior written consent of WFOE, the VIEs shall not, among others, (i) sell, transfer, pledge or dispose of in any manner any material asset, business or revenue of the VIEs and their subsidiaries or the legal or beneficial interest therein, or allow the encumbrance thereon of any security interest; (ii) incur, inherit, guarantee or assume any debt, except for (a) debts incurred in the ordinary course of business other than payables incurred by way of a loan, and (b) intra-group debts between the VIEs and their respective subsidiaries; (iii) execute any material contracts, except the contracts executed in the ordinary course of business; (iv) provide any person with any loan or credit, except for the provision of loan or credit by the VIEs to their respective wholly-owned subsidiaries; and (v) enter into any consolidation or merger with any third party, or being acquired by or invest in any third party. Therefore, due to the relevant restrictive provisions in the agreements, the potential adverse effect on the WFOE and our Company in the event of any loss suffered from the VIEs can be limited to a certain extent.
Conflict of interests
Each of the Registered Shareholders of the VIEs has given their irrevocable undertakings in the Powers of Attorney which address potential conflicts of interests that may arise in connection with the Contractual Arrangements. For further details, see the sub-paragraph headed “— Powers of Attorney” above.
Liquidation
Pursuant to the Equity Pledge Agreements, in the event of a mandatory liquidation required by the PRC laws upon the request of the WFOE, the Registered Shareholders of the VIEs shall transfer the proceeds they received from liquidation to the account designated by the WFOE under the management of the WFOE, or give such proceeds as a gift to the WFOE or the party/parties designated by the WFOE to the extent permitted by the PRC laws.
Insurance
There are certain risks involved in our operations, in particular, those relating to our corporate structure and Contractual Arrangements. See “Risk Factors — Risks Related to Our Business and Industry”and “Risk

Factors — Risks Related to Our Corporate Structure” for further details. We have determined that the costs of insurance for the risks associated with business liability or disruption and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Accordingly, as of the Latest Practicable Date, our Company had not purchased any insurance to cover the risks relating to our Contractual Arrangements.
Our confirmation
Our Directors confirm that, as of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC governing bodies in operating our businesses through the Consolidated Affiliated Entities under the Contractual Arrangements.
LEGALITY OF OUR CONTRACTUAL ARRANGEMENTS
Based on the above, our PRC Legal Advisors are of the opinion that our Contractual Arrangements are narrowly tailored to minimize the potential conflict with relevant PRC laws and regulations to the maximum extent and that:
(i)
each of the WFOE and the VIEs is a duly incorporated and validly existing company and their respective establishment is valid, effective and complies with the relevant PRC laws;

(ii)
as confirmed by the parties to each of the agreements under the Contractual Arrangements, each of them has obtained all necessary approvals and authorizations to execute the agreements and perform their respective obligations thereunder. Each of such agreements is binding on the parties thereto and none of them is void or may become invalid pursuant to the Civil Code of the PRC;

(iii)
none of the agreement under the Contractual Arrangements violates any provisions of the respective articles of association of the VIEs or the WFOE;

(iv)
no approvals or authorizations from the PRC governmental authorities are required for the execution and performance of our Contractual Arrangements, except that:

a.
the exercise of the option by the WFOE or its designee of its rights under the Exclusive Option Agreements to acquire all or part of the equity interests in the VIEs is subject to the approvals of, consent of, filing with and/or registrations with the PRC governmental authorities;

b.
the equity pledges contemplated under the Equity Pledge Agreements are subject to the registration with the relevant state or local administration bureau for market regulation;

c.
the arbitration awards/interim remedies provided under the dispute resolution provision of our Contractual Arrangements shall be recognized by the PRC courts before compulsory enforcement; and

(v)
each of the agreements under our Contractual Arrangements is valid, legal and binding under the PRC laws, except that our Contractual Arrangements provide that the arbitral body may award interim remedies over the shares and/or assets of the VIEs, injunctive relief (such as for the conduct of business or to compel the transfer of assets) and/or order the winding up of the VIEs, and that courts of Hong Kong, the Cayman Islands (being the place of incorporation of our Company) and the PRC (being the place of incorporation of the VIEs) also have jurisdiction for the grant and/or enforcement of arbitral award and interim remedies against the shares and/or assets of the VIEs, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in the VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China.

However, our PRC Legal Advisors also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations over the validity of our Contractual Arrangements. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion. See “Risk Factors — Risks Related to Our Corporate Structure.”
During the interviews with the Culture, Radio, Television, Tourism and Sports Bureaus (“CRTTSB”) of Nanshan District, Shenzhen and of Haikou conducted by our PRC Legal Advisors and the Joint Sponsors’ PRC legal advisor on September 3, 2021 and September 16, 2021, respectively, the officers of the CRTTSB, who work in the division of their respective CRTTSB responsible for the law enforcement of Internet cultural market, radio and television production and operation activities and Internet audio-visual programs, confirmed that foreign investors are prohibited from engaging in the radio and television program production and internet culture activities conducted by Shenzhen Futu and Hainan Caixuetang. In addition, during the interviews with the CAB conducted by our PRC Legal Advisors and the Joint Sponsors’ PRC legal advisor on September 27 and September 28, 2021, respectively, the officers of the CAB respectively confirmed that as Shenzhen Futu and Hainan Caixuetang operates the “prohibited” businesses, i.e., the radio and television program production and operation of internet culture activities (excluding music), and the “restricted” businesses simultaneously on the same Futubull Platform, they are unlikely to obtain and maintain an ICP License.
Notwithstanding the foregoing, during the interviews with CRTTSB and CAB conducted by our PRC Legal Advisors and the Joint Sponsors’ PRC legal advisor on September 9, September 16, September 27 and September 28, 2021, the officers of CRTTSB and CAB confirmed that our Contractual Arrangements would not be challenged by them or subject to penalty imposed by them due to violation of any relevant PRC laws or regulations.
Our PRC Legal Advisors are of the view that (a) the CRTTSB and CAB are the competent regulatory authorities for business activities of Shenzhen Futu and Hainan Caixuetang and taking into account the positions held by the interviewees with CRTTSB and CAB and their respective responsibilities, the officers interviewed have competent authorities to give the confirmations above; (b) based on these interviews, our adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under the applicable PRC laws and regulations; and (c) our adoption of the Contractual Arrangements does not contravene any current applicable PRC laws and regulations.
Based on the above analysis and advice from our PRC Legal Advisors, our Directors are of the view that the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under the applicable PRC laws and regulations. See the section headed “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
ACCOUNTING ASPECTS OF OUR CONTRACTUAL ARRANGEMENTS
Under the Exclusive Business Cooperation Agreements, it was agreed that, in consideration of the services provided by WFOE, each of the Consolidated Affiliated Entities will pay services fees to the WFOE. The services fees, subject to the WFOE’s adjustment, are equal to the entire total consolidated net income of the Consolidated Affiliated Entities. The WFOE may adjust the service fee amount at its sole discretion according to the services provided by the Consolidated Affiliated Entities. Accordingly, the WFOE has the ability, at their sole discretion, to extract all of the economic benefit of the Consolidated Affiliated Entities through the Exclusive Business Cooperation Agreements.
In addition, under the Exclusive Business Cooperation Agreements and the Exclusive Option Agreements, the WFOE has absolute contractual control over the distribution of dividends or any other amounts to the Registered Shareholders as the WFOE’s prior written consent is required before any distribution can be made.
As a result of these Contractual Arrangements, our Company exercises control over the operations of the Consolidated Affiliated Entities and receives substantially all of their economic benefits and residual returns. Accordingly, the Consolidated Affiliated Entities are consolidated for accounting purposes and their results of operations, assets and liabilities and cash flows are consolidated into our Group’s financial statements.

OUR DIRECTORS’ VIEW
Based on the above, our Directors are of the view that our Contractual Arrangements are narrowly tailored, as they are used to enable our Group to conduct business in industries that are subject to foreign investment restrictions in the PRC and minimize the potential for conflict with relevant PRC laws and regulations to the maximum extent. Our Directors further believe that our Contractual Arrangements are fair and reasonable, taking into account (i) our Contractual Arrangements are negotiated on arm’s length basis and entered into between WFOE, the Consolidated Affiliated Entities and the respective Registered Shareholders; (ii) by entering into the Exclusive Business Cooperation Agreements with WFOE, which is a PRC subsidiary of our Company, the Consolidated Affiliated Entities will enjoy better economic and technical support from us, as well as a better market reputation after the Listing; and (iii) a number of other companies use similar contractual arrangements to achieve the same purpose.
DEVELOPMENT IN THE PRC LEGISLATION ON FOREIGN INVESTMENT
Background of the Foreign Investment Law
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law which became effective on January 1, 2020. The Foreign Investment Law replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Ventures Enterprise Law and the Wholly Foreign-Invested Enterprises Law to become the legal foundation for foreign investment in the PRC. It is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate interests and right of foreign investors. According to the Foreign Investment Law, China adopts a system of national treatment together with the 2021 Negative List with respect to foreign investment administration, and the 2021 Negative List will be issued by, amended or released upon approval by the State Council, from time to time. The 2021 Negative List sets out the industries in which foreign investments are prohibited or restricted. Foreign investors would not be allowed to make investments in prohibited industries, while foreign investment must satisfy certain conditions stipulated in the 2021 Negative List for investment in restricted industries. Foreign investment and domestic investment in industries outside the scope of the 2021 Negative List shall be treated equally. On December 26, 2019, the State Council promulgated the Regulations on the Implementation of the Foreign Investment Law (the “Implementation Regulations”), which came into effect on January 1, 2020. As advised by our PRC Legal Advisors, the Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment, and the Implementation Regulations are also silent on whether foreign investment includes contractual arrangements.
Impact and consequences of the Foreign Investment Law
Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including our Group. We use the Contractual Arrangements to establish control of the Consolidated Affiliated Entities, by the WFOE, through which we operate our business in the PRC. As advised by our PRC Legal Advisors, since contractual arrangements are not specified as a form of foreign investment under the Foreign Investment Law and if future laws, regulations and provisions prescribed by the State Council do not incorporate contractual arrangements as a form of foreign investment, our Contractual Arrangements as a whole and each of the agreements comprising the Contractual Arrangements will not be affected and will continue to be legal, valid and binding on the parties with an exception, for which, see “—Legality of Our Contractual Arrangements”above.
Filings and Approvals from PRC Governmental Authorities
On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Administration Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Filing Measures”), both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and the Draft Filing Measures regulate the system, filing management and other related rules with respect to direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” Furthermore, pursuant the 2021

Negative List, PRC domestic enterprises engaged in foreign investment prohibited business and intend to offer and list securities in an overseas exchange market shall obtain approval from relevant government authorities. At the press conference held on January 18, 2022, officials from the NDRC clarified that the aforementioned requirement only applies to direct overseas offering and listing by a PRC domestic enterprise, and as for the requirements for indirect overseas offering and listing by a PRC domestic enterprise, it will be subject to the abovementioned Draft Administration Provisions and the Draft Filing Measures promulgated by the CSRC.
In addition, according to the “Reply to the Reporters’ Question by the CSRC Responsible Officers” dated December 24, 2021, the CSRC clarified that it adheres to the principle of non-retroactivity of the law, and the CSRC would start with the incremental enterprises, i.e., impose filing procedures on incremental enterprises as well as stock enterprises with refinancing requests, while filing by other stock enterprises will be arranged separately so as to give them a sufficient transitional period. However, the CSRC Responsible Officers did not provide a clear definition of these terms. Therefore, whether our Company, for the purpose of this Listing, is an “incremental enterprise” or a “stock enterprise” is subject to further explanation by the CSRC. If we are categorized as a “stock enterprise”, we may still face more stringent regulatory requirements as compared to its current status.
However, the Draft Administration Provisions and Draft Filing Measures will allow a proper transition period for existing overseas-listed China-based companies that do not have an imminent plan for public offerings to comply with the filing requirement in due course. Further, the officials from the CSRC have confirmed that companies with VIE structure that comply with the applicable PRC laws and regulations can still conduct overseas offering and listing upon the completion of the requisite procedures. Our PRC Legal Advisors advise that the Draft Administration Provisions and the Draft Filing Measures allow PRC domestic companies with a VIE structure which comply with applicable PRC laws and regulations to conduct overseas offerings and listings. As such, our Directors, as advised by our PRC Legal Advisors, are of the view that, as of the Latest Practicable Date, a listing adopting VIE structure through contractual arrangement, such as ours, does not fall within the scope of Article 6 of the 2021 Negative List. Therefore, we do not foresee that the Draft Administration Provisions and the Draft Filing Measures (if they become effective in their current forms) would have a material adverse impact on the VIE structure or our business operations.
As advised by our PRC Legal Advisors, as of the Latest Practicable Date, there are no laws, regulations or regulatory documents cited by either the CSRC or other relevant industry authorities in effect that would explicitly require the Company to comply with any approval, verification or filing procedures for overseas securities offering and listing. To our best knowledge information and belief, we and our PRC Legal Advisors are not aware of the existence of any circumstances that would prohibit us from conducting the Listing under the Draft Administration Provisions and the Draft Filing Measures. Nevertheless, uncertainties of the filing procedures may be further clarified in the final version of the Draft Administration Provisions and the Draft Filing Measures and/or their implementation rules, any failure to comply with the regulations relating to overseas listing may subject us to fines, penalties or other sanctions which may have certain adverse effects on our business and financial conditions. But if the Draft Administration Provisions and the Draft Filing Measures become effective in their current form before or after the Listing is completed, we do not foresee any impediment for us to comply with the Draft Administration Provisions and the Draft Filing Measures in any material respect.
COMPLIANCE WITH OUR CONTRACTUAL ARRANGEMENTS
Our Group has adopted the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and compliance with our Contractual Arrangements:
(i)
major issues arising from the implementation and compliance with our Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to our Board, if necessary, for review and discussion on an occurrence basis;

(ii)
our Board will review the overall performance of and compliance with our Contractual Arrangements at least once a year;

(iii)
our Company will disclose the overall performance of and compliance with our Contractual Arrangements in our annual reports; and

(iv)
our Company will engage external legal advisors or other professional advisors, if necessary, to assist the Board to review the implementation of our Contractual Arrangements, review the legal compliance of the WFOE and the Consolidated Affiliated Entities to deal with specific issues or matters arising from our Contractual Arrangements.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, and as of December 31, 2019, 2020 and 2021 and June 30, 2021 and 2022, including certain supplemental and updated disclosures made in connection with the Listing.

OVERVIEW
We are a leading one-stop financial technology platform transforming investing experience with our fully digitalized brokerage and wealth management product distribution services in Hong Kong. We launched our business on the premise that no one should be precluded from investing on the basis of prohibitive transaction costs or market inexperience. Today, we have become a market leader in Hong Kong in the retail securities brokerage industry and a go-to brand for retail securities trading. According to CIC, we are the largest securities broker in terms of retail securities trading volume on the Hong Kong Stock Exchange, with a market share of 10.7% as of December 31, 2021.
A securities brokerage service provider at inception, we are now an all-rounded online financial services platform, integrating services including trading, wealth management product distribution, market data and information, user community, investor education, and corporate services, serving approximately 19.2 million users. We provide a comprehensive range of investment products, including equities and derivatives across major global exchanges, margin financing and securities lending, as well as fund and bond investments. We have developed a proprietary and highly automated technology infrastructure encompassing account opening, fund transfer, trading and investment and risk management to support every aspect of our business operations.
We experienced robust growth during the Track Record Period. Our revenue increased from HK$1,061.6 million in 2019 to HK$3,310.8 million in 2020, and further to HK$7,115.3 million in 2021, representing a CAGR of 158.9% from 2019 to 2021. Our revenue decreased by 10.4% from HK$3,781.5 million for the six months ended June 30, 2021 to HK$3,387.7 million (US$431.7 million) for the six months ended June 30, 2022. Our gross profit increased from HK$779.9 million in 2019 to HK$2,614.9 million in 2020 and further increased to HK$5,909.3 million in 2021, representing a CAGR of 175.3% from 2019 to 2021. Our gross profit decreased from HK$3,059.5 million for the six months ended June 30, 2021 to HK$2,951.9 million (US$376.2 million) for the six months ended June 30, 2022. In 2019, 2020, 2021 and the six months ended June 30, 2022, we recorded net income of HK$165.7 million, HK$1,325.5 million, HK$2,810.2 million and HK$1,213.5 million (US$154.6 million) respectively.
KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS
Our business and results of operations are influenced by general factors affecting the online retail brokerage industry in the regions we operate, including the overall economic, regulatory and market conditions, level of per capita disposable income in these regions, and the growth of the online brokerage and related services markets. In particular, as our securities brokerage business depends heavily on trading volume, our financial performance is highly dependent on the market conditions in which our business operates. Changes in market conditions can have a significant impact on investor sentiment and trading volume, resulting in fluctuation in brokerage commission and fee income. Our margin financing business is subject to influences from market factors such as market liquidity, interest rate as well as investor sentiment.
In addition, our business and results of operations are also affected by factors driving online brokerage demand from Hong Kong, Mainland China, Singapore, the U.S. and Australia, such as the increasing number of affluent middle class residents, the growing number of retail investors having interests and needs in investing securities in global capital markets, the usage and penetration rate of the internet and mobile internet, the changing investor preferences with respect to trading and investment platforms and the competitive environment, governmental policies and regulatory environment. Unfavorable changes in any of these general factors could negatively affect demand for our services and materially and adversely affect our results of operations.
While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by certain company specific factors, including:

Brand awareness and market position
We are now a market leader in Hong Kong in the retail securities brokerage industry and a go-to brand for retail securities trading. Our ability to strengthen our brand recognition and maintain our current market position is crucial for us to build and maintain relationships with our users and business partners and revenue growth. We have proven to be a trustworthy and reliable platform for our clients, which enabled us to achieve consistent and high growth in key aspects of our operation, and in turn further solidified our leadership. In order to strengthen our brand recognition and maintain market leadership, we strive to increase the engagement and loyalty of our clients and enhance the competitiveness and attractiveness of our platform by offering superior investing experience, insightful market intelligence and social connectivity. The number of our paying clients increased from 198,382 as of December 31, 2019 to 516,721 as of December 31, 2020, to 1,244,222 as of December 31, 2021 and further to 1,387,146 as of June 30, 2022. As a result, our total client asset balance increased from HK$87.1 billion as of December 31, 2019 to HK$285.2 billion as of December 31, 2020, and to HK$407.8 billion as of December 31, 2021, and further to HK$433.6 billion (US$55.3 billion) as of June 30, 2022. We will continue to promote our brand name among our target client groups and enhance our appeal across different demographics.
Trading activities of our client and commission rate
Growth in the trading volume on our platform is the key driver of our revenue growth, which is in turn driven by total client asset balance and turnover of trading volume over client assets. The trading volume on our platform increased significantly from 2019 to 2021. The change of the trading volume was primarily driven by our total client asset balance, which significantly impacted our brokerage commission and handling charge income and interest income during the Track Record Period. Our total client asset balance is affected by a number of factors, including, primarily, the number of our paying clients and to a lesser extent, the level of per capita disposable income as well as the engagement and loyalty of our clients. The trading volume on our platform declined year-over-year in the six months ended June 30, 2022 compared to the same period in 2021, primarily due to weak performance of global capital market and declining investor sentiment. We plan to continue to grow our business organically by attracting new clients, retaining existing clients and increasing our total client asset balance, and to improve the turnover of trading volume over client asset by introducing new products and services on our platform and providing high-quality, reliable and convenient online brokerage and ancillary services to investors at low costs. In addition to trading volume, our brokerage commission and handling charge income is also affected by the commission rate we charge. During the Track Record Period, we offered competitive commission rates to drive our growth and profitability.
Margin financing and securities lending balance and interest spread
To provide our investors with comprehensive investment services, we offer margin financing and securities lending services on our platform. Since then, benefiting from our high-growth client base, increasingly attractive products and broader financing partners network, our margin financing and securities lending businesses have grown rapidly. The increase in our daily average margin financing and securities lending balance has been primarily driven by the increase in the number of margin financing and securities lending clients. The margin financing and securities lending balance is also affected by factors including client asset balance, margin financing and securities lending balance as a percentage of client assets, expansion of international markets and our ability to continue to secure funding and securities from third parties.
The net interest income from our margin financing and securities lending businesses is affected by our margin financing and securities lending balance, as well as annualized interest rates and interest spread we earn from margin financing and securities lending. We have benefited from the increase in client demand for margin financing and securities lending services, which in turn strengthened our bargaining power against third-party funding and securities lenders and allowed us to optimize interest expenses. To continue to expand our margin financing and securities lending businesses, we plan to deepen our cooperation with third-party funding and securities lenders as well as allocate our own capital to increase the funds available. As a publicly listed company, we are perceived as a strong debtor by market and have received a “BBB-” credit rating from S&P Global Ratings as the first online brokerage in the Asia-Pacific region to secure an international rating and the first Hong Kong-based online broker to obtain a standalone investment grade issuer rating according to CIC, which will further diversify our funding sources and improve our funding terms. The market condition may change from time to time and our ability to manage our capital effectively is crucial for our margin financing and securities lending businesses. We have established liquidity policies to support the growth of our margin financing business while ensuring sufficient capital reserve is maintained to meet operational needs and comply with applicable regulatory requirements.
We have also been developing and offering innovative solutions for our clients who wish to lend their securities, such as our stock yield enhancement program. Our revenue growth will be affected by our ability to effectively execute these initiatives and increase our margin financing and securities lending balance and interest spread.
Ability to broaden service offerings and expand in various markets
Our results of operations are also affected by our ability to invest in and develop new service offerings and further penetrate our client base. We currently derive a substantial portion of our revenues from our securities brokerage and margin financing and securities lending businesses, and as a result, our profitability depends largely on the performance of these businesses. While we expect our brokerage commission and handling charge income and interest income to increase and continue to be a major source of our revenues in the future, we also expect to increase the revenue contribution from other businesses with relatively higher profit margins, such as our wealth management product distribution services and corporate services. We also intend to further broaden our financial services footprint and launch new products and services, including more mutual funds, fixed income products, and derivatives, as well as other value-added services including market data and information, social community.
Our great success in the Hong Kong market laid a solid foundation for our international expansion into various markets. We launched moomoo, the international version of Futubull, in the U.S., Singapore and Australia as our first steps. In particular, moomoo has demonstrated broad popularity and robust momentum since its debut in Singapore in March 2021, attracting over 220,000 users and 100,000 paying clients within three months. Further, our platform is fully-licensed to conduct securities brokerage, wealth management product distribution and other financial services across various markets. We hold 51 licenses, registrations and memberships across Hong Kong, Singapore, the U.S., Australia and Europe.
We believe that our comprehensive offering of financial products and services and our strong technology capability in developing new products and services will allow us to capture new market opportunities. In addition, our ability to expand into various markets will enable us to respond to changes in the different markets in terms of client demand and client preferences to remain competitive.
Investment in technology and talent
Our technology is critical for us to retain and attract clients. We have made significant investments into our one-stop financial technology platform, which has evolved into a highly-automated, multi-product, multi-market, closed-loop proprietary technology infrastructure that drives every function of our business including trading, risk management, clearing, market data, news feeds and social functions. We will continue to make significant investments in research and development and technology to enhance our platform to address the diverse needs of our clients and improve operating efficiency. Aiming to transform and improve the investing experience for the upcoming generation of investors, we intend to focus on developing a comprehensive range of innovative applications, products and services aimed at providing more convenience to clients and improving our user experience, service quality and system efficiency. In addition, there is a strong demand in online retail brokerage industry for talented and experienced personnel. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.
Operating leverage and operating efficiency
Our results of operations depend on our ability to manage our costs and expenses. We expect our costs and expenses to continue to increase as we grow our business and attract more clients to our platform. However, we believe our platform has significant operating leverage, which enables us to realize cost savings structurally. We have built a secure and scalable brokerage platform that is fully digitalized and supports the full transaction lifecycle from the front-end to the back-office through our proprietary cloud-based technology, which in turn allows us to efficiently manage our operating expenses. We believe our proprietary and modularized technology infrastructure has been fully funded, enabling us to bring in new products and enter new markets with moderate investment and marginal cost. As a result, the costs associated with the operation of our platform as well as our operating expenses do not increase in line with our revenues as we do not require a proportional increase in the size of our workforce to support our growth.
In addition, by leveraging the client insights we generate from our large client base, we are able to attract corporate clients to utilize our distribution solution, public relations, brand promotion services, ESOP and other corporate services, which in turn generates strong demand for our brokerage and margin financing services from retail clients. The provision of ESOP and other corporate services to our corporate clients is also an innovative and efficient acquisition channel for our brand to reach quality retail investors, which indirectly allow us to expand our presence at a lower cost. The scale, demographics and depth of engagement of our client base also translate to high lifetime values. As our business further grows in scale, we believe our massive scale, coupled with the network effects, will allow us to acquire clients more cost-effectively and benefit from substantial economies of scale.
IMPACT OF COVID-19 ON OUR OPERATIONS
An outbreak of respiratory illness namely COVID-19, caused by a novel coronavirus, was reported in December 2019 and was subsequently declared as a pandemic by the World Health Organization in March 2020. In an effort to halt the outbreak, governments around the world placed significant restrictions on travel, implemented mandatory quarantine and/or closed certain businesses, work places and facilities.
The ongoing COVID-19 pandemic has disrupted the business operations of many companies worldwide. We have taken a series of measures in response to the outbreak to protect our employees. See “Business — Health, Work Safety, Social Responsibility and Environmental Matters.” Our operations, including our services to our clients and internal control over financial reporting, have not been materially and adversely affected by these measures as we timely implemented our business continuity plan.
Many traditional financial institutions that rely heavily on offline account opening and customer service models have had to suspend the operations at their physical branches as a result of the pandemic, which underscores the merits of a pure online one-stop financial technology platform where clients can enjoy an end-to-end mobile experience for everything from account opening to trade execution, margin lending, mutual fund investments, market news and social interaction.
We witnessed huge market volatility in the global capital markets in 2020, 2021 and the six months ended June 30, 2022. Such volatility has led to new trading account opening, increasing trading velocity and higher net asset inflow, which benefited our operating and financial results for these periods. In the first half of 2022, our total client assets increased by 6.3% from the year ended December 31, 2021 to HK$433.6 billion, primarily due to strong net asset inflow across regions. Our paying clients reached 1.38 million as of June 30, 2022, representing 38.6% year-over-year growth. Despite the increased market volatility, our rigorous risk management systems and procedures have prevented us from incurring any material losses in relation to margin financing business, and we had not identified any material COVID-19-related contingencies or impairments as of the Latest Practicable Date. Our business operation and financial performance had not been materially and adversely affected by the COVID-19 pandemic during the Track Record Period and up to the Latest Practicable Date.
While we experienced business growth in 2020 and 2021, we cannot predict whether this will continue at the same level in the future and whether client behavior will continue in a manner that is favorable to us. The improvement in our business and financial performance in 2020, 2021 and the first half of 2022 may not be sustainable. As there is still uncertainty around the duration of the pandemic, we cannot ascertain the potential impact of the pandemic on investor sentiments and the possibility of other effects on our business. In the event that this epidemic cannot be effectively and timely contained, our ability to consistently offer new products and services in the future may be disrupted, which in turn may harm the growth rate and retention of our clients, as well as our financial performance generally. The near-term economic impact of the COVID-19 outbreak is also uncertain.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES
An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.
We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this document. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.
The consolidated financial statements include the financial statements of our Company, our subsidiaries, the Consolidated Affiliated Entities for which we or a subsidiary of ours is the primary beneficiary.
Basis of Consolidation
A subsidiary is an entity in which we, directly or indirectly, control more than one half of the voting power; or have the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or have the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.
A consolidated VIE is an entity in which we, or our subsidiary, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore we or our subsidiary is the primary beneficiary of the entity.
All transactions and balances among us, our subsidiaries, the VIEs and its subsidiaries have been eliminated upon consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues, costs and expenses during the reported period in the consolidated financial statements and accompanying notes. These accounting estimates reflected in our consolidated financial statements mainly include, but are not limited to, the estimation of the expected usage and the estimated relative standalone selling price of the incentive points and coupons, the valuation and recognition of share-based compensation arrangements, depreciable lives of property and equipment, useful life of intangible assets, expected credit losses on financial instruments, assessment for impairment of equity method investment, present value for expected future leasing payment, contingency reserve, provision of income tax and valuation allowance for deferred tax asset. Actual results could differ from those estimates.
Revenue Recognition
Brokerage commission and handling charge income
Brokerage commission income earned for executing transactions is accrued on a trade-date basis.

Handling charge income arise from the services such as clearing and settlement services, subscription, and dividend collection handling services, etc., is accrued on a trade-date basis.
Brokerage commission and handling charge income is recognized at a point in time when the service has been passed to the customer.
Interest income
We earn interest income primarily in connection with our margin financing and securities lending services, IPO financing, bridge loan and deposits with banks, which is recorded on an accrual basis and is included in interest income in the consolidated statements of comprehensive income. Interest income is recognized as it is accrued over time using the effective interest method.
Customer loyalty program
We operate a customer loyalty program to our customers that offers various incentives in the form of incentive points and coupons for redemption of free or discounted goods or services.
For the incentives generated from current sales transaction, we defer a portion of commission income with corresponding liability reflected as contract liability attributable to the incentives. The contract liability is determined by management based on the expected usage of the incentive points and coupons, and their estimated relative standalone selling price. Significant judgment was made by management in determining the expected usage and estimated relative standalone selling price of the incentive points and coupons, derived from historical trading volume, commission rates and redemption patterns, and an evaluation as to whether historical activities are representative of the expected future activities.
For the incentives offered for future sales transaction, we net a portion of brokerage commission income attributable to the incentives when points or coupons are actually redeemed.
For the incentives not offered for future sales transaction, we considers them as a payment of other distinct goods that would be granted to clients. Such incentives are accounted for as selling and marketing expense with corresponding liability reflected as other liability on the consolidated balance sheet.
Current Expected Credit Losses
Prior to January 1, 2020, we applied incurred loss methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred and the identified impairments loss was immaterial.
On January 1, 2020, we adopted FASB ASC Topic 326 — “Financial Instruments — Credit Losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets.
We adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 has no material impact on our retained earnings as of January 1, 2020. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 326 while prior periods continue to be reported in accordance with previously applicable U.S. GAAP. Our in-scope assets are primarily loans and advances that are collateralized by client securities and the collateral is required to be maintained at specified minimum levels at all times. We monitor margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. We apply the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for the loans and advances. In accordance with the practical expedient, when we reasonably expect that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. For the year ended December 31, 2020, 2021 and the six months ended June 30, 2021 and 2022, expected credit loss expenses of HK$9.1 million, HK$3.2 million, HK$8.8 million and

HK$7.8 million (US$1.0 million), respectively, resulting from the assessment of credit losses for the loans and advances under ASC Topic 326 at period-end were recognized in “Others, net” in the consolidated statements of comprehensive income.
An allowance for credit losses on other financial assets, including receivables from clients, brokers, clearing organizations and fund management companies and fund distributors, is estimated based on the aging of these financial assets. Receivables from clients are due within the settlement period commonly adopted in the relevant market practices, which is usually within a few days from the trade date. Because these receivables involve customers who have no recent history of default, and the settlement periods are usually short, the credit risk arising from receivables from clients is considered low. In respect of the receivables from brokers, clearing organizations and fund management companies and fund distributors, the management considers that these receivables have a low risk of default and the counterparties have a strong capacity to meet their contractual obligation. As a result, the allowance for credit losses for other financial assets were immaterial for all periods presented.
Leases
Summary of impact of applying ASC 842
On January 1, 2019, we adopted FASB ASC Topic 842, “Leases,” (“ASC Topic 842”) which requires that a lessee recognize in the consolidated balance sheet a lease liability and a corresponding right-of-use asset, including for those leases that we currently classify as operating leases. The right-of-use asset and the lease liability was initially measured using the present value of the remaining lease payments. ASC Topic 842 was implemented using a modified retrospective approach which resulted in no cumulative-effect adjustment in the opening balance of retained earnings as of January 1, 2019. As a result, the consolidated balance sheet prior to January 1, 2019 was not restated and continues to be reported under FASB ASC Topic 840, “Leases,” (“ASC Topic 840”), which did not require the recognition of a right-of-use asset or lease liability for operating leases.
We review all relevant contracts to determine if the contract contains a lease at its inception date. In an operating lease, we obtains control of only the use of the underlying asset, but not the underlying asset itself. An operating lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for our use. Our operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. Our Company makes an accounting policy election not to separate non-lease components to measure the lease liability and lease asset.
The lease liability is initially measured at the present value of the future lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The lease payments are discounted using the rate implicit in the lease or, if not readily determinable, our secured incremental borrowing rate, which is based on an internally developed yield curve using interest rates of debt issued with a similar risk profile as our Company and a duration similar to the lease term. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.
After commencement of the operating lease, we recognize lease expenses on a straight-line basis over the lease term. The subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use asset is subsequently measured at cost less accumulated amortization and any impairment provision. The amortization of the right-of-use asset represents the difference between the straight-line lease expense and the accretion of interest on the lease liability each period. The interest amount is used to accrete the lease liability and to amortize the right-of-use asset. There is no amount recorded as interest expense.
All of our leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers and other facilities.

Fair Value Measurements
Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability.
Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:
•
Level – 1 — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

•
Level – 2 — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

•
Level – 3 — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect our own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, we use quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, we will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.
The carrying amount of cash and cash equivalents, cash held on behalf of clients, restricted cash, receivables from and payables to clients, brokers, clearing organizations and fund management companies and fund distributors, accrued interest receivable, accrued interest payable, amounts due to related parties, other financial assets and liabilities approximates fair value because of their short-term nature. Term deposits, loans and advances, borrowings, securities purchased under agreements to resell, securities sold under agreements to repurchase and operating lease liabilities are carried at amortized cost. The carrying amount of term deposits, loans and advances, borrowings and operating lease liabilities approximate their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments. Short-term investments are measured at fair value.
Our non-financial assets, such as operating lease right-of-use assets, equity method investment, property and equipment and intangible assets, would be measured at fair value only if they were determined to be impaired.
Share-Based Compensation
We follow ASC 718 to determine whether a share option and a restricted share unit should be classified and accounted for as a liability aware or equity award. All share-based awards to employees and directors classified as equity awards, such as stock options and restricted share units, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line method over the requisite service period, which is the vesting period. Options and restricted share units granted generally vest over four or five years.
We use the fair value of each of our ordinary shares on the grant date to estimate the fair value of share options and restricted share units.
Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option and records share-based compensation expense only for those awards that are expected to vest.

RESULTS OF OPERATIONS
The table below summarizes our results of operations and as percentages of our total revenue for the periods indicated:
	For the Year ended December 31,						For the Six Months ended June 30,
	2019		2020		2021		2021		2022
	Amount	% of total revenue	Amount	% of total revenue	Amount	% of total revenue	Amount	% of total revenue	Amount		% of total revenue
	HK$		HK$		HK$		HK$		HK$	US$
	(in thousands except for percentages)
Revenues
Brokerage commission and handling charge income	511,365	48.2	1,990,138	60.1	3,913,027	55.0	2,122,679	56.1	2,001,246	255,027	59.1
Interest income	464,903	43.8	965,627	29.2	2,518,198	35.4	1,268,940	33.6	1,195,661	152,368	35.3
Other income	85,287	8.0	355,057	10.7	684,095	9.6	389,842	10.3	190,821	24,317	5.6
Total revenues	1,061,555	100.0	3,310,822	100.0	7,115,320	100.0	3,781,461	100.0	3,387,728	431,712	100.0
Costs
Brokerage commission and handling charge expenses	(100,550)	(9.5)	(361,486)	(10.9)	(572,159)	(8.0)	(359,002)	(9.5)	(183,221)	(23,349)	(5.4)
Interest expenses	(89,238)	(8.4)	(185,090)	(5.6)	(376,902)	(5.3)	(246,967)	(6.5)	(65,827)	(8,389)	(2.0)
Processing and servicing costs	(91,916)	(8.7)	(149,378)	(4.5)	(257,003)	(3.6)	(116,024)	(3.1)	(186,799)	(23,805)	(5.5)
Total costs	(281,704)	(26.6)	(695,954)	(21.0)	(1,206,064)	(16.9)	(721,993)	(19.1)	(435,847)	(55,543)	(12.9)
Total gross profit	779,851	73.4	2,614,868	79.0	5,909,256	83.1	3,059,468	80.9	2,951,881	376,169	87.1
Operating expenses
Research and development expenses	(262,345)	(24.7)	(513,283)	(15.5)	(805,325)	(11.3)	(310,787)	(8.2)	(574,174)	(73,169)	(16.9)
Selling and marketing expenses	(164,701)	(15.5)	(385,320)	(11.6)	(1,392,070)	(19.6)	(652,036)	(17.3)	(507,235)	(64,639)	(15.0)
General and administrative expenses	(164,850)	(15.5)	(248,404)	(7.5)	(529,048)	(7.4)	(174,365)	(4.6)	(388,532)	(49,512)	(11.5)
Total operating expenses	(591,896)	(55.7)	(1,147,007)	(34.6)	(2,726,443)	(38.3)	(1,137,188)	(30.1)	(1,469,941)	(187,320)	(43.4)
Others, net	(9,462)	(0.9)	(17,238)	(0.5)	2,478	0.0	(19,593)	(0.5)	(115,819)	(14,759)	(3.4)
Income before income tax expenses and share of loss from equity method investment	178,493	16.8	1,450,623	43.8	3,185,291	44.8	1,902,687	50.3	1,366,121	174,090	40.3
Income tax expenses	(12,286)	(1.2)	(124,793)	(3.8)	(375,081)	(5.3)	(206,497)	(5.4)	(143,198)	(18,248)	(4.2)
Share of loss from equity method investment	(543)	(0.1)	(307)	0.0	—	0.0	—	0.0	(9,398)	(1,198)	(0.3)
Net income	165,664	15.5	1,325,523	40.0	2,810,210	39.5	1,696,190	44.9	1,213,525	154,644	35.8

DESCRIPTION OF MAJOR COMPONENTS OF OUR RESULTS OF OPERATIONS
Revenues
During the Track Record Period, we generate revenues primarily from our online brokerage and margin financing services.
The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods indicated:
	For the Year ended December 31,						For the Six Months ended June 30,
	2019		2020		2021		2021		2022
	Amount	% of total revenue	Amount	% of total revenue	Amount	% of total revenue	Amount	% of total revenue	Amount		% of total revenue
	HK$		HK$		HK$		HK$		HK$	US$
	(in thousands except for percentages)
Brokerage commission and handling charge income	511,365	48.2	1,990,138	60.1	3,913,027	55.0	2,122,679	56.1	2,001,246	255,027	59.1
Interest income	464,903	43.8	965,627	29.2	2,518,198	35.4	1,268,940	33.6	1,195,661	152,368	35.3
Other income	85,287	8.0	355,057	10.7	684,095	9.6	389,842	10.3	190,821	24,317	5.6
Total	1,061,555	100.0	3,310,822	100.0	7,115,320	100.0	3,781,461	100.0	3,387,728	431,712	100.0
Brokerage commission and handling charge income
Brokerage commission income primarily consists of commissions and execution fees from our clients for whom we act as executing and clearing brokers. We generate commissions and execution fees on securities brokerage services by trading equities and equity-linked derivatives on behalf of our clients. Handling charge income primarily consists of fees from clearing and settlement services, subscription and dividend collection handling services. Our commission and fee rates remained relatively stable with slight increase and our trading volume generally increased throughout the Track Record Period. The slight increase in our commission and fee rates was due to (i) the decrease in the average share price under our commission-per-share pricing model for securities on major exchanges in the U.S., which results in higher blended commission rate as applied based on trading volume, and (ii) the higher contributions from our clients’ derivatives trading. Brokerage commission and handling charge income is recognized at a point in time when the service has been passed to the customer. See “— Significant Accounting Policies and Estimates — Revenue recognition.”
The following table sets forth the components of our brokerage commission and handling charge income by type of products traded during the Track Record Period:
	For the Year ended December 31,			For the Six Months ended June 30,
	2019	2020	2021	2021	2022
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Securities and options brokerage	480,677	1,878,038	3,688,149	2,024,838	1,810,496	230,719
Futures brokerage	37	32,530	130,775	53,857	154,060	19,632
IPO brokerage	27,981	70,846	75,571	38,384	10,316	1,315
Others(1)	2,670	8,724	18,532	5,600	26,374	3,361
Total	511,365	1,990,138	3,913,027	2,122,679	2,001,246	255,027

Note:
(1)
Others include (i) handling fees, such as dividend collection fees, equity interest collection fees, corporate action handling fees, (ii) bond brokerage commission and (iii) service fees, such as ESOP handling charges.

The revenue generated from our securities and options brokerage increased from HK$480.7 million in 2019, to HK$1,878.0 million in 2020 and further to HK$3,688.1 million 2021, primarily due to the increase in our securities and options trading volume which was driven by the growth of our paying client base and their increased trading activities. However, the revenue generated from our securities and options brokerage decreased from HK$2,024.8 million for the first six months ended June 30, 2021 to HK$1,810.5 million (US$230.7 million) for the first six months ended June 30, 2022, primarily because the securities and options trading volume declined compared to the same period in 2021 when market peaked.
The revenue generated from our futures brokerage increased from HK$37 thousand in 2019, to HK$32.5 million in 2020, and further to HK$130.8 million in 2021, and from HK$53.9 million for the six months ended June 30, 2021 to HK$154.1 million (US$19.6 million) for the six months ended June 30, 2022. The overall increase in revenue generated from our futures brokerage throughout the Track Record Period was generally in line with the expansion of our futures trading services and the increasing needs of investors for hedging instruments when the market was highly volatile.
The revenue generated from our IPO brokerage increased from HK$28.0 million in 2019, to HK$70.8 million in 2020 and further to HK$75.6 million 2021, primarily due to the expansion of our IPO subscription services, where we charge commission and fee rates to the newly subscribed shares. However, the revenue generated from our IPO brokerage decreased from HK$38.4 million for the six months ended June 30, 2021 to HK$10.3 million (US$1.3 million) for the six months ended June 30, 2022, primarily due to the decrease in the overall number of IPO transactions in the U.S. and Hong Kong markets in the six months ended June 30, 2022.
Our income from our other products and services increased from HK$2.7 million in 2019, to HK$8.7 million in 2020, and further to HK$18.5 million in 2021, and from HK$5.6 million for the six months ended June 30, 2021 to HK$26.4 million (US$3.4 million) for the six months ended June 30, 2022. The increase in revenue from our other products and services was due to an increase in income from ESOP handling charges, generally in line with the expansion of our ESOP solution services during the Track Record Period.
Interest income
Interest income primarily consists of interest income from (i) margin financing, (ii) bank deposit, (iii) IPO financing, namely arranging the financing for our clients in connection with their subscriptions in initial public offerings, and (iv) securities lending services. Interest income is recognized as it is accrued over time using the effective interest method. See “— Significant Accounting Policies and Estimates — Revenue recognition.”
The following table sets forth the components of our interest income by product type during the Track Record Period:
	For the Year ended December 31,			For the Six months ended June 30,
	2019	2020	2021	2021	2022
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Interest income
Margin financing	221,648	497,975	1,720,473	786,095	766,722	97,706
Securities lending	37,202	73,792	397,505	233,929	182,124	23,209
Bank deposit	187,223	208,556	197,390	88,916	196,807	25,080
Bridge loan	6,172	1,078	1,872	—	48,235	6,147
IPO financing	12,658	184,226	200,567	160,000	750	96
Other financing(1)	—	—	391	—	1,023	130
Total	464,903	965,627	2,518,198	1,268,940	1,195,661	152,368

Note:
(1)
Other financing mainly includes the securities purchased under agreements to resell.

The increase in interest income generated from our margin financing business was generally in line with the increase in the daily average margin financing balances throughout the Track Record Period. The daily average margin financing balances increased from HK$3.7 billion in 2019, to HK$8.4 billion in 2020, and further to HK$28.6 billion in 2021. However, the daily average margin financing balances decreased from HK$26.9 billion for the six months ended June 30, 2021 to HK$25.5 billion (US$3.2 billion) for the six months ended June 30, 2022.

The increase in interest income generated from securities lending is generally in line with the expansion of our securities lending business. Our clients are generally required to pay the accrued securities lending fees at the end of each month, which are automatically deducted from our clients’ accounts. As the daily average securities lending balances increased from 2019 to 2021, the interest income generated therefrom increased. However, as the underlying interest rates for securities lending decreased from the six months ended June 30, 2021 to the same period in 2022 when the trading activities were slower, the interest income generated therefrom decreased from HK$233.9 million for the first six months of 2021 to HK$182.1 million (US$23.2 million) for the same period in 2022.
The interest income generated from bank deposits is generally affected by the interest rates and the amount of cash held on behalf of clients that are placed in bank deposits. The interest income generated from bank deposits generally increased throughout the Track Record Period, with an increase from HK$88.9 million in the first six months of 2021 to HK$196.8 million (US$25.1 million) in the same period in 2022, primarily due to the increase in interest rates, which was partially offset by the decrease in daily average balance of client cash deposits.
The interest income generated from bridge loans generally decreased from 2019 to 2021, primarily because we reduced the grants of bridge loans in 2021. For the six months ended June 30, 2022, we recorded interest income generated from bridge loans of HK$48.2 million (US$6.1 million), primarily as a result of certain bridge loans granted to clients.
The interest income generated from IPO financing is generally affected by the expansion of our IPO financing business as well as the overall number of IPO transactions in the capital market. As our IPO financing business expanded from 2019 to 2021, the interest income generated therefrom increased. However, as the overall number of IPO transactions in the capital market decreased sharply in the six months ended June 30, 2022, compared to the same period in 2021, the interest income generated therefrom decreased from HK$160.0 million for the first six months of 2021 to HK$0.8 million (US$95.6 thousand) for the same period in 2022.
Other income
Other income primarily consists of certain income that is recognized at a point in time (namely, (i) currency exchange service income, (ii) market information and data income, (iii) underwriting fee income and (iv) IPO subscription service charge income), and certain income that is recognised over time (namely, (i) funds distribution service income, and (ii) enterprise public relations service charge income). We generate IPO subscription service charge income from provision of new share subscription services in relation to IPOs in the Hong Kong capital market. We generate currency exchange service income from providing currency exchange services to our paying clients. We generate underwriting fee income in our investment banking business primarily by providing equity sub-underwriting to corporate issuers. We generate enterprise public relations service charge income by providing institutional clients with public relations and investor relations services, including distributing company information and news and providing communication channels with retail investors. We generate funds distribution service income from our wealth management product distribution business. We generate market information and data income primarily by providing fee-based market data services to users and clients.

Costs
The following table sets forth the components of our costs by amounts and percentages of costs for the periods indicated:
	For the Year ended December 31,						For the Six Months ended June 30,
	2019		2020		2021		2021		2022
	Amount	%	Amount	%	Amount	%	Amount	%	Amount		%
	HK$		HK$		HK$		HK$		HK$	US$
	(in thousands except for percentages)
Brokerage commission and handling charge expenses	100,550	35.7	361,486	51.9	572,159	47.4	359,002	49.7	183,221	23,349	42.0
Interest expenses	89,238	31.7	185,090	26.6	376,902	31.3	246,967	34.2	65,827	8,389	15.1
Processing and servicing costs	91,916	32.6	149,378	21.5	257,003	21.3	116,024	16.1	186,799	23,805	42.9
Total	281,704	100.0	695,954	100.0	1,206,064	100.0	721,993	100.0	435,847	55,543	100.0
Brokerage commission and handling charge expenses
Brokerage commission and handling charge expenses consist of fees charged by executing brokers as we transact with them, expenses charged by stock exchanges or executing brokers for our use of their clearing and settlement systems and expenses charged by commercial banks or stock exchanges for providing clearing and settlement services in connection with IPO subscriptions.
Interest expenses
Interest expenses primarily consist of interest expenses of borrowings from commercial banks, other licensed financial institutions and other parties to fund our margin financing business, securities borrowing and lending service and IPO financing businesses. As we also procure external funding for our margin financing, securities lending and IPO financing businesses and thus subject to the fluctuations in market interest rates, the interest expenses are affected by the interest rates charged by these counterparties.
Processing and servicing costs
Processing and servicing costs consist of market information and data fee, data transmission fee, cloud service fee, system cost and SMS service fee paid to stock exchanges and data and other service providers.
Gross profit and gross profit margin
Our gross profit margin for a particular period represents the amount of gross profit divided by the amount of our total revenue during the period. Our gross profit margin generally increased from 73.4% in 2019 to 79.0% in 2020 and further to 83.1% in 2021, and increased from 80.9% for the six months ended June 30, 2021 to 87.1% for the six months ended June 30, 2022, respectively. Our gross profit margin is affected by the change in the level of costs relative to the revenue we generate during the same period.
The table below sets forth our gross profit and gross profit margin for the periods indicated:
	For the Year ended December 31,			For the Six Months ended June 30,
	2019	2020	2021	2021	2022
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands except for percentages)
Gross profit	779,851	2,614,868	5,909,256	3,059,468	2,951,881	376,169
Gross profit margin	73.4%	79.0%	83.1%	80.9%	87.1%
Our gross profit margin is largely affected by the underlying commission and fee rates for the brokerage commission and handling charge expenses and the underlying interest rates for the interest expenses.
The table below sets forth our gross profit(1) and gross profit margin by certain type of revenue for the periods indicated:

	For the Year ended December 31,						For the Six Months ended June 30,
	2019		2020		2021		2021		2022
	Gross profit	Gross Margin	Gross profit	Gross Margin	Gross profit	Gross Margin	Gross profit	Gross Margin	Gross profit		Gross Margin
	HK$	%	HK$	%	HK$	%	HK$	%	HK$	US$	%
	(in thousands except for percentages)
Brokerage commission and handling charge	410,815	80.3	1,628,652	81.8	3,340,868	85.4	1,763,677	83.1	1,818,025	231,678	90.8
Interest	375,665	80.8	780,537	80.8	2,141,296	85.0	1,021,973	80.5	1,129,834	143,979	94.5

Note:
(1)
This does not account for other income and processing and servicing costs.

Brokerage commission and handling charge income
Our gross profit in relation to brokerage commission and handling charge1 increased from HK$410.8 million in 2019, to HK$1,628.7 million in 2020 and further to HK$3,340.9 million 2021, and increased from HK$1,763.7 million in the six months ended June 30, 2021 to HK$1,818.0 million (US$231.7 million) in the six months ended June 30, 2022. The increase was in line with the increase in trading volume facilitated on our platform, which was driven by the growth of our paying client base and their increased trading activities.
Our gross profit margin for brokerage commission and handling charge1 in 2019, 2020, 2021, the six months ended June 30, 2021, and the six months ended June 30, 2022 remained relatively stable between 80-91%, respectively. The effective commission rate was 5.9 basis points, 5.7 basis points, 6.4 basis points, 6.0 basis points and 7.5 basis points in 2019, 2020, 2021, the six months ended June 30, 2021 and 2022, respectively. Whilst our commission and fee rates remained relatively stable with slight increase throughout the Track Record Period, our costs fluctuated from time to time based on the changes in (i) fee rates charged by executing brokers as we transacted with them, (ii) fee rates charged by executing brokers for our use of their clearing and settlement systems and (iii) fee rates charged by commercial banks for providing clearing and settlement services in connection with IPO subscriptions.
Interest income
Our gross profit in relation to our interest income2 increased from HK$375.7 million in 2019, to HK$780.5 million in 2020 and further to HK$2,141.3 million 2021, and increased from HK$1,022.0 million in the six months ended June 30, 2021 to HK$1,129.8 million (US$144.0 million) in the six months ended June 30, 2022. The increase was mainly attributable to the expansion of our margin financing business, which was primarily driven by the increase in the daily average margin financing balances throughout the Track Record Period.
Our gross profit margin for interest income2 improved generally from 2019 to 2021, and increased to 94.5% for the six months ended June 30, 2022. This was primarily because of the increased portion of funding from our own capital, the change in the underlying interest rates for our borrowings from commercial banks, other licensed financial institutions and other parties to fund our margin financing business, securities borrowing and lending service and IPO financing businesses. As the interest rates charged to our clients remained relatively stable throughout the Track Record Period, the gross profit margins for interest income were affected by the fluctuations in these interest rates charged by the counterparties.
Operating expenses
The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods indicated:

Notes:
1
Equals net brokerage commission and handling charge income divided by total brokerage commission and handling charge income. Net brokerage commission and handling charge income is the difference between the total brokerage commission and handling charge income and our brokerage commission and handling charge expenses.

2
Equals net interest income divided by total interest income. Net interest income is the difference between the total interest income and our interest expenses.

	For the Year ended December 31,						For the Six Months ended June 30,
	2019		2020		2021		2021		2022
	Amount	%	Amount	%	Amount	%	Amount	%	Amount		%
	HK$		HK$		HK$		HK$		HK$	US$
	(in thousands except for percentages)
Research and development expenses	262,345	44.3	513,283	44.7	805,325	29.5	310,787	27.3	574,174	73,169	39.1
Selling and marketing expenses	164,701	27.8	385,320	33.6	1,392,070	51.1	652,036	57.3	507,235	64,639	34.5
General and administrative expenses	164,850	27.9	248,404	21.7	529,048	19.4	174,365	15.4	388,532	49,512	26.4
Total	591,896	100.0	1,147,007	100.0	2,726,443	100.0	1,137,188	100.0	1,469,941	187,320	100.0
Research and development expenses.   Research and development expenses consist of expenses related to developing service platforms, including website, mobile apps and other products, as well as payroll and welfare, rental expenses and other related expenses for our research and development professionals.
Selling and marketing expenses.   Selling and marketing expenses consist primarily of advertising and promotion costs, as well as payroll, rental and related expenses for selling and marketing personnel. Advertising costs primarily consist of costs of online advertising and offline promotional events.
General and administrative expenses.   General and administrative expenses consist of payroll, rental, and related expenses for employees involved in general corporate functions, including senior management, finance, legal and human resources, expenses for third-party professional agents, costs associated with use of facilities and equipment and other general corporate related expenses.
TAXATION
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.
Hong Kong
Our subsidiaries incorporated in Hong Kong, such as Futu Securities (Hong Kong) Limited, Futu Financial Limited, Futu Lending Limited, Futu Network Technology Limited and Futu International Hong Kong, are subject to Hong Kong profit tax on their profits arising from their business operations carried out in Hong Kong. Hong Kong profits tax for a corporation from the year of assessment 2018/2019 onwards is generally 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. Under the Hong Kong Inland Revenue Ordinance, profits that we derive from sources outside of Hong Kong are generally not subject to Hong Kong profits tax. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.
PRC
Generally, our PRC subsidiaries, VIEs and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. Our wholly-owned PRC subsidiary, Futu Network Technology (Shenzhen) Co., Ltd., and the VIE, Shenzhen Futu, are recognized as “high and new technology enterprises” and eligible for a preferential tax rate of 15% with a valid period of three years starting from 2019 and 2020, respectively. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
We are subject to value-added tax at a rate of 6% for the income arising from providing financial technology services to our clients in China. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our WFOE in China to non-PRC-resident enterprises which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the abovementioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle any overdue taxes if the preferential tax rate of 5% is denied based on the subsequent review of the application package by such authority.
If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Related to Our Presence in China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”
Singapore
Our subsidiaries incorporated in Singapore are subject to an income tax rate of 17% for taxable income earned in Singapore. Singapore does not impose a withholding tax on dividends for resident companies. In the years ended December 31, 2019, 2020 and 2021 and six months ended June 30, 2022, we did not incur any Singapore income tax as there was no estimated assessable profit that was subject to Singapore income tax.
The United States
The Tax Cuts and Jobs Act of 2017 significantly revised the U.S. corporate income tax law. Changes include a reduction in the federal corporate tax, changes to operating loss carry-forwards and carry-backs, and a repeal of the corporate alternative minimum tax. This legislation resulted in a reduction of the U.S. federal corporate income tax rates from a maximum of 35% to 21%, to which our subsidiaries incorporated in the United States are subject.
In addition, the Biden administration has indicated an intention to enact tax legislation that could impact the taxation of our subsidiaries incorporated in the United States. No assurance can be given as to whether, when, or in what form, such federal income tax laws applicable to our subsidiaries in the United States may be enacted.
PERIOD TO PERIOD COMPARISON OF RESULTS OF OPERATIONS
Six months ended June 30, 2022 compared to six months ended June 30, 2021
Revenues
Our revenues decreased by 10.4% from HK$3,781.5 million in the six months ended June 30, 2021 to HK$3,387.7 million (US$431.7 million) in the six months ended June 30, 2022.
Brokerage commission and handling charge income.   Our brokerage commission and handling charge income decreased by 5.7% from HK$2,122.7 million in the six months ended June 30, 2021 to HK$2,001.2 million (US$255.0 million) in the six months ended June 30, 2022. The decrease was primarily due to a decline in trading volume compared to the same period in 2021 when market peaked, which was partially offset by an increase in the blended commission rate as applied based on trading volume from 6.0 basis points to 7.5 basis points.
Interest income.   Interest income decreased by 5.8% from HK$1,268.9 million in the six months ended June 30, 2021 to HK$1,195.7 million (US$152.4 million) in the six months ended June 30, 2022. The decrease was mainly due to (i) lower interest income from margin financing and securities borrowing and lending business, resulting from the decrease in daily average margin financing and securities lending balance by 1.9% from HK$27.9 billion in the six months ended June 30, 2021 to HK$27.3 billion in the six months ended June 30, 2022, and (ii) lower IPO financing interest income.
Interest income derived from margin financing and securities lending decreased by 7.0% from HK$1,020.0 million in the six months ended June 30, 2021 to HK$948.8 million (US$ 120.9 million) in the six months ended June 30, 2022, which was mainly due to the decrease in daily average margin financing and securities lending balance from the six months ended June 30, 2021 to the same period in 2022 when the trading activities were slower. In the first half of 2021 when trading activities were more active, there was higher volume of margin financing and securities lending, resulting in higher interest income derived therefrom. Interest income derived from bank deposit increased by 121.4% from HK$88.9 million in the six months ended June 30, 2021 to HK$196.8 million (US$25.1 million) in the six months ended June 30, 2022, which was mainly attributable to the increase in market interest rates, partially offset by the decrease in daily average balance of client cash deposit. Interest income derived from IPO financing decreased by 99.5% from HK$160.0 million in the six months ended June 30, 2021 to HK$0.8 million (US$95.6 thousand) in the six months ended June 30, 2022, which was mainly attributable to a decrease in the overall number of IPO transactions in the capital market in the six months ended June 30, 2022.
Other income.   Our other income decreased by 51.1% from HK$389.8 million in the six months ended June 30, 2021 to HK$190.8 million (US$24.3 million) in the six months ended June 30, 2022. The decrease was primarily due to lower IPO financing service charge income and underwriting fee income.
Costs
Our total costs decreased by 39.6% from HK$722.0 million in the six months ended June 30, 2021 to HK$435.8 million (US$55.5 million) in the six months ended June 30, 2022.
Brokerage commission and handling charge expenses.   Our brokerage commission and handling charge expenses decreased by 49.0% from HK$359.0 million in the six months ended June 30, 2021 to HK$183.2 million (US$23.3 million) in the six months ended June 30, 2022. Brokerage commission expenses declined by a wider margin than brokerage commission income primarily due to cost savings from our U.S. self-clearing business and an upgraded service package with our U.S. clearing house.
Interest expenses.   Our interest expenses decreased by 73.4% from HK$247.0 million in the six months ended June 30, 2021 to HK$65.8 million (US$8.4 million) in the six months ended June 30, 2022. The decrease in interest expenses was primarily due to (i) lower margin and IPO financing interest expenses due to a decrease in our interest bearing borrowings balances and (ii) lower interest expenses associated with our securities borrowing and lending business due to slower trading activities.
Processing and servicing costs.   Our processing and servicing costs increased by 61.0% from HK$116.0 million in the six months ended June 30, 2021 to HK$186.8 million (US$23.8 million) in the six months ended June 30, 2022. The increase was primarily due to higher cloud service fees to support international market expansion and process a higher number of concurrent trades.
Gross Profit and Gross Profit Margin
As a result of the foregoing, our total gross profit decreased by 3.5% from HK$3,059.5 million in the six months ended June 30, 2021 to HK$2,951.9 million (US$376.2 million) in the six months ended June 30, 2022. Our gross profit margin increased from 80.9% in the six months ended June 30, 2021 to 87.1% in the six months ended June 30, 2022, primarily attributable to cost savings from our U.S. self-clearing business and an upgraded service package with our U.S. clearing house and higher operating leverage as a result of our larger business scale.
Operating expenses
Our total operating expenses increased by 29.3% from HK$1,137.2 million in the six months ended June 30, 2021 to HK$1,469.9 million (US$187.3 million) in the six months ended June 30, 2022.

Research and development expenses.   Our research and development expenses increased by 84.7% from HK$310.8 million in the six months ended June 30, 2021 to HK$574.2 million (US$73.2 million) in the six months ended June 30, 2022. The increase was primarily due to an increase in research and development headcount to build U.S. clearing capabilities and support new product offerings in existing and new markets.
Selling and marketing expenses.   Selling and marketing expenses decreased by 22.2% from HK$652.0 million in the six months ended June 30, 2021 to HK$507.2 million (US$64.6 million) in the six months ended June 30, 2022. The decrease was primarily due to lower overall marketing spending amid weak market sentiments.
General and administrative expenses.   Our general and administrative expenses increased by 122.8% from HK$174.4 million in the six months ended June 30, 2021 to HK$388.5 million (US$49.5 million) in the six months ended June 30, 2022. The increase was primarily due to an increase in headcount for general and administrative personnel.
Income tax expenses
We recorded income tax expenses of HK$143.2 million (US$18.2 million) in the six months ended June 30, 2022, compared to HK$206.5 million in the six months ended June 30, 2021, primarily due to decrease in our income before income tax expenses.
Net income and net income margin
As a result of the foregoing, we recorded net income of HK$1,213.5 million (US$154.6 million) and net income margin at 35.8% in the six months ended June 30, 2022, compared to HK$1,696.2 million and net income margin at 44.9% in the six months ended June 30, 2021.
Year ended December 31, 2021 compared to year ended December 31, 2020
Revenues
Our total revenues increased by 114.9% from HK$3,310.8 million in 2020 to HK$7,115.3 million in 2021.
Brokerage commission and handling charge income.   Our brokerage commission and handling charge income increased by 96.6% from HK$1,990.1 million in 2020 to HK$3,913.0 million in 2021. The increase was mainly attributable to the 77.2% year-over-year increase in trading volume and higher blended commission rate as applied based on trading volume. The increase in our trading volume from HK$3,463.6 billion in 2020 to HK$6,138.9 billion in 2021 was primarily driven by the growth of our paying client base. The number of our paying clients was 1,244,222 as of December 31, 2021, which represented a 140.8% increase from 516,721 as of December 31, 2020. The blended commission rate in terms of trading volume increased from 5.7 basis points in 2020 to 6.4 basis points in 2021.
Interest income.   Our interest income increased by 160.8% from HK$965.6 million in 2020 to HK$2,518.2 million in 2021. Interest income derived from margin financing increased by 245.5% from HK$498.0 million in 2020 to HK$1,720.5 million in 2021, which was mainly attributable to the increase in daily average margin financing balance by 240.5% from HK$8.4 billion in 2020 to HK$28.6 billion in 2021. Interest income derived from securities lending increased by 438.6% from HK$73.8 million in 2020 to HK$397.5 million in 2021, which was mainly attributable to higher contribution from our securities lending business with financial institutions as a result of larger business scale. Interest income derived from IPO financing increased by 8.9% from HK$184.2 million in 2020 to HK$200.6 million in 2021, which was mainly attributable to an active Hong Kong IPO market in 2021.
Other income.   Our other income increased by 92.6% from HK$355.1 million in 2020 to HK$684.1 million in 2021. The increase was primarily due to an increase in currency exchange service income, enterprise public relationship service charge income and underwriting fee income.
Costs
Our total costs increased by 73.3% from HK$696.0 million in 2020 to HK$1,206.1 million in 2021.

Brokerage commission and handling charge expenses.   Our brokerage commission and handling charge expenses increased by 58.3% from HK$361.5 million in 2020 to HK$572.2 million in 2021. The increase was primarily due to the growth of our trading volume. However, the expenses did not grow in tandem with brokerage commission and handling charges income due to an upgraded service package with our U.S. clearing house.
Interest expenses.   Our interest expenses increased by 103.6% from HK$185.1 million in 2020 to HK$376.9 million in 2021. The increase in interest expenses was primarily due to higher margin financing interest expenses and higher expenses associated with our securities lending business. Interest expenses for margin financing did not rise in tandem with margin financing interest income due to lower funding costs for the year, which were attributable to the decreasing trend of Hong Kong Interbank Offered Rates (HIBOR).
Processing and servicing costs.   Our processing and servicing costs increased by 72.0% from HK$149.4 million in 2020 to HK$257.0 million in 2021. The increase was primarily due to the increase in cloud service fees and data transmission fees to enhance our IT infrastructure.
Gross Profit and Gross Profit Margin
As a result of the foregoing, our total gross profit increased by 126.0% from HK$2,614.9 million in 2020 to HK$5,909.3 million in 2021. Our gross profit margin increased from 79.0% in 2020 to 83.1% in 2021, primarily attributable to an upgraded service package with our U.S. clearing house and higher operating leverage as a result of our larger business scale.
Operating expenses
Our total operating expenses increased by 137.7% from HK$1,147.0 million in 2020 to HK$2,726.4 million in 2021.
Research and development expenses.   Our research and development expenses increased by 56.9% from HK$513.3 million in 2020 to HK$805.3 million in 2021. The increase was primarily due to an increase in research and development headcount to support new product offerings, build U.S. clearing capabilities for our self-clearing business, and provide more customized products in international markets.
Selling and marketing expenses.   Our selling and marketing expenses increased by 261.3% from HK$385.3 million in 2020 to HK$1,392.1 million in 2021. The increase was primarily due to higher branding and marketing expenses in 2021, especially in international markets in particular, Singapore and the United States. As a result of our enhanced marketing efforts, moomoo has demonstrated broad popularity and robust momentum since its debut in Singapore in March 2021, attracting over 220,000 users and 100,000 paying clients within three months. Such spending in sales and marketing efforts is in line with our expansion plans in the international markets, which are still at the early stage of development.
General and administrative expenses.   Our general and administrative expenses increased by 113.0% from HK$248.4 million in 2020 to HK$529.0 million in 2021. The increase was primarily due to an increase in headcount for general and administrative personnel.
Income tax expenses
We recorded income tax expenses of HK$375.1 million in 2021, compared to HK$124.8 million in 2020, primarily due to the 119.6% year-over-year increase in our income before income tax expenses.
Net income and net income margin
As a result of the foregoing, we recorded net income of HK$2,810.2 million and net income margin at 39.5% in 2021, compared to HK$1,325.5 million and net income margin at 40.0% in 2020.
Year ended December 31, 2020 compared to year ended December 31, 2019
Revenues
Our revenues increased by 211.9% from HK$1,061.6 million in 2019 to HK$3,310.8 million in 2020.

Brokerage commission and handling charge income.   Our brokerage commission and handling charge income increased by 289.1% from HK$511.4 million in 2019 to HK$1,990.1 million in 2020. The increase was mainly attributable to the 296.9% year-over-year growth of total trading volume from HK$872.7 billion in 2019 to HK$3,463.6 billion in 2020. The increase in our total trading volume was primarily driven by the growth of our paying client base and their increased trading activities. The number of our paying clients was 516,721 as of December 31, 2020, which represents a 160.5% increase from 198,382 as of December 31, 2019. On average, a client who traded in 2020 executed over 189 trades with a total trading volume of HK$7.6 million, compared to over 167 trades with a total trading volume of HK$5.6 million in 2019. The turnover of trading volume over client assets increased from 12.6 in 2019 to 18.6 in 2020.
Interest income.   Our interest income increased by 107.7% from HK$464.9 million in 2019 to HK$965.6 million in 2020. Interest income derived from margin financing and securities lending increased by 120.9% from HK$258.9 million in 2019 to HK$571.8 million in 2020, which was mainly attributable to the increase in daily average margin financing and securities lending balance by 121.8% from HK$4,209.2 million in 2019 to HK$9,335.5 million in 2020. Interest income derived from bank deposit increased by 11.4% from HK$187.2 million in 2019 to HK$208.6 million in 2020, which was mainly attributable to the increase in daily average balance of client cash deposit by 158.7% from HK$12.6 billion in 2019 to HK$32.6 billion in 2020, partially offset by the decrease of market interest rates. Interest income derived from IPO financing was up 13.5 times from HK$12.7 million in 2019 to HK$184.2 million in 2020, which was mainly attributable to an active Hong Kong IPO market in 2020.
Other income.   Our other income increased by 316.3% from HK$85.3 million in 2019 to HK$355.1 million in 2020. The growth was primarily due to an increase in our IPO subscription service charge income, currency exchange service income and funds distribution service income.
Costs
Our total costs increased by 147.1% from HK$281.7 million in 2019 to HK$696.0 million in 2020.
Brokerage commission and handling charge expenses.   Our brokerage commission and handling charge expenses increased by 259.3% from HK$100.6 million in 2019 to HK$361.5 million in 2020, which was in line with the increases in our total trading volume and brokerage commission and handling charge income.
Interest expenses.   Our interest expenses increased by 107.5% from HK$89.2 million in 2019 to HK$185.1 million in 2020. The increase in interest expenses was primarily due to the increase in interest expenses for IPO financing business, as well as the increase of our interest bearing borrowings balances, partially offset by the decrease in market interest rates.
Processing and servicing costs.   Our processing and servicing costs increased by 62.6% from HK$91.9 million in 2019 to HK$149.4 million in 2020. The increase was primarily due to the increase in cloud service fee, market information and data fee as well as data transmission fee to support a larger business scale.
Gross Profit and Gross Profit Margin
As a result of the foregoing, our total gross profit increased by 235.3% from HK$779.9 million in 2019 to HK$2,614.9 million in 2020. Our gross profit margin increased from 73.4% in 2019 to 79.0% in 2020, primarily attributable to the higher operating leverage as a result of our larger business scale and improved operating efficiency, as well as higher net interest margin in 2020.
Operating expenses
Our total operating expenses increased by 93.8% from HK$591.9 million in 2019 to HK$1,147.0 million in 2020.
Research and development expenses.   Our research and development expenses increased by 95.7% from HK$262.3 million in 2019 to HK$513.3 million in 2020. The increase was primarily due to the continued increase in research and development headcount to support our business growth.

Selling and marketing expenses.   Our selling and marketing expenses increased by 133.9% from HK$164.7 million in 2019 to HK$385.3 million in 2020. The increase was primarily due to higher branding and marketing expenses in 2020.
General and administrative expenses.   Our general and administrative expenses were HK$248.4 million in 2020, an increase of 50.6% from HK$164.9 million in 2019. The increase was primarily due to an increase in headcount for general and administrative personnel.
Income tax expenses
We had income tax expenses of HK$124.8 million in 2020, compared to HK$12.3 million in 2019, primarily due to significant year-over-year increase in our income before income tax expenses.
Net income and net income margin
As a result of the foregoing, we had net income of HK$1,325.5 million and net income margin at 40.0% in 2020, compared to HK$165.7 million and net income margin at 15.5% in 2019.
DISCUSSION OF CERTAIN KEY BALANCE SHEET ITEMS
The following table sets forth selected information from our consolidated balance sheets as of the dates indicated:
	As of December 31,			As of June 30,
	2019	2020	2021	2022
	HK$	HK$	HK$	HK$	US$
	(in thousands)
Total current assets	21,072,369	70,842,465	100,702,456	108,236,029	13,792,949
Operating lease right-of-use assets	161,617	208,863	243,859	212,529	27,083
Long-term investments	6,166	—	23,394	249,588	31,806
Other non-current assets	159,772	286,439	568,805	1,060,134	135,098
Total non-current assets(1)	327,555	495,302	836,058	1,522,251	193,987
Total assets	21,399,924	71,337,767	101,538,514	109,758,280	13,986,936
Total current liabilities	18,716,232	62,860,164	80,378,301	90,065,742	11,477,437
Operating lease liabilities – non-current	123,371	155,898	163,719	123,624	15,754
Other non-current liabilities	11,768	14,015	10,935	16,094	2,051
Total non-current liabilities	135,139	169,913	174,654	139,718	17,805
Total liabilities	18,851,371	63,030,077	80,552,955	90,205,460	11,495,242
Net current assets	2,356,137	7,982,301	20,324,155	18,170,287	2,315,512
Total shareholders’ equity	2,548,553	8,307,690	20,985,559	19,552,820	2,491,694
Total liabilities and shareholders’ equity	21,399,924	71,337,767	101,538,514	109,758,280	13,986,936

Note:
(1)
Non-current assets include refundable deposits paid to clearing organizations in Hong Kong, Singapore and the U.S., which amounted to HK$32.9 million, HK$150.7 million, HK$337.5 million and HK$779.5 million as of December 31, 2019, 2020, 2021 and June 30, 2022, respectively. As these clearing organizations require member firms, such as our Group, to deposit cash to a clearing fund, the increase in such refundable deposits throughout the Track Record Period was in line with the expansion of our clearing operations.

Net Current Assets
The following table sets forth the breakdown of our current assets and current liabilities as of the dates indicated:
	As of December 31,			As of June 30,		As of October 31,
	2019	2020	2021	2022		2022
	HK$	HK$	HK$	HK$	US$	HK$	US$
	(in thousands)
Current assets
Cash and cash equivalents	362,574	1,034,668	4,555,096	6,300,400	802,885	7,764,352	989,442
Cash held on behalf of clients	14,540,863	42,487,090	54,734,351	63,262,436	8,061,785	48,744,189	6,211,666
Term deposit	—	300,000	—	5,750	733	5,330	679
Restricted cash	—	—	2,065	1,971	251	1,844	235
Short-term investments	93,773	—	1,169,741	17,501	2,230	17,975	2,291
Securities purchased under agreements to resell	—	—	106,203	—	—	19,423	2,475
Loans and advances	4,188,689	18,825,366	29,587,306	28,829,926	3,673,912	26,168,139	3,334,710
Receivables:
Clients	247,017	735,145	469,577	1,438,510	183,315	362,971	46,255
Brokers	1,226,348	5,780,461	7,893,927	6,125,217	780,561	5,104,037	650,428
Clearing organizations	304,080	1,243,928	1,961,121	1,915,872	244,147	1,565,258	199,467
Fund management companies and fund distributors	—	297,622	72,340	120,537	15,361	94,869	12,090
Interest	16,892	19,876	50,829	89,458	11,400	171,003	21,792
Prepaid assets	12,470	11,422	18,306	19,711	2,512	26,643	3,395
Other current assets	79,663	106,887	81,594	108,740	13,857	243,654	31,050
Total current assets	21,072,369	70,842,465	100,702,456	108,236,029	13,792,949	90,289,687	11,505,975
Current liabilities
Amounts due to related parties	33,628	87,169	87,459	64,439	8,212	64,965	8,279
Payables:
Clients	15,438,879	46,062,842	59,127,439	67,951,394	8,659,317	54,488,995	6,943,750
Brokers	1,484,243	4,533,581	7,599,233	14,365,158	1,830,609	12,120,239	1,544,530
Clearing organizations	—	324,266	393,782	1,359,746	173,278	581,662	74,124
Fund management companies and fund distributors	26,381	127,442	56,690	49,545	6,314	52,395	6,677
Interest	519	5,493	15,359	10,334	1,317	18,377	2,342
Borrowings	1,467,586	5,482,818	6,357,405	4,353,919	554,837	2,860,000	364,461
Securities sold under agreements to repurchase	1,590	5,453,037	4,467,861	—	—	—	—
Operating lease liabilities – current	49,095	66,333	96,860	104,121	13,269	98,946	12,609
Accrued expenses and other current liabilities	214,311	717,183	2,176,213	1,807,086	230,284	1,122,777	143,080
Total current liabilities	18,716,232	62,860,164	80,378,301	90,065,742	11,477,437	71,408,356	9,099,852
Net current assets	2,356,137	7,982,301	20,324,155	18,170,287	2,315,512	18,881,331	2,406,123
Our net current assets increased by 3.9% from HK$18,170.3 million (US$2,315.5 million) as of June 30, 2022 to HK$18,881.3 million (US$2,406.1 million) as of October 31, 2022. The change was primarily due to

(i) the decrease of HK$13,462.4 million in our payables to clients, (ii) the decrease of HK$2,244.9 million in our payables to brokers, and (iii) the decrease of HK$1,493.9 million in borrowings, partially offset by (i) the decrease of HK$14,518.2 million in cash held on behalf of clients and (ii) the decrease of HK$2,661.8 million in loans and advances.
Our net current assets decreased by 10.6% from HK$20,324.2 million as of December 31, 2021 to HK$18,170.3 million (US$2,315.5 million) as of June 30, 2022. The change was primarily due to (i) the increase of HK$8,824.0 million in our payables to clients, and (ii) the increase of HK$6,765.9 million in our payables to brokers, partially offset by (i) the increase of HK$8,528.1 million in cash held on behalf of clients, (ii) the decrease of HK$2,003.5 million in borrowings and (iii) the decrease of HK$4,467.9 million in securities sold under agreements to repurchase.
Our net current assets increased by 154.6% from HK$7,982.3 million as of December 31, 2020 to HK$20,324.2 million as of December 31, 2021, primarily due to (i) the increase of HK$12,247.3 million in cash held on behalf of clients, and (ii) the increase of HK$10,761.9 million in loans and advances, partially offset by (i) the increase of HK$13,064.6 million in our payables to clients, and (ii) the increase of HK$3,065.7 million in our payables to brokers.
Our net current assets increased by 238.8% from HK$2,356.1 million as of December 31, 2019 to HK$7,982.3 million as of December 31, 2020, primarily due to (i) the increase of HK$27,946.2 million in cash held on behalf of clients, and (ii) the increase of HK$14,636.7 million in loans and advances, partially offset by (i) the increase of HK$30,624.0 million in our payables to clients, and (ii) the increase of HK$5,451.4 million in securities sold under agreements to repurchase.
Short-term investments
Our investments are presented on the consolidated balance sheets as follows:
	As of December 31,			As of June 30,
	2019	2020	2021	2022
	(HK$ in thousands)			(HK$ in thousands)
Available-for-sale financial securities(1)	93,773	—	—	—
Money market funds(2)	—	—	1,169,741	—
Financial assets at fair value through profit or loss(3)	—	—	—	17,501
Total	93,773	—	1,169,741	17,501

Notes:
(1)
Available-for-sale financial securities mainly include wealth management products issued by a commercial bank in China.

(2)
Money market funds purchased are standard products with very low risk and high liquidity issued by established financial institutions with good reputation.

(3)
Financial assets at fair value through profit or loss mainly include equity investments in certain overseas companies.

Short-term investments include debt securities and money market funds, both of which are measured at fair value. Investments classified as short-term investments are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity. Debt securities in this category are wealth management products with expected return rate or variable interest rate indexed to investment horizon. These wealth management products are issued by a commercial bank in China and our Group can redeem the units held upon request. The balance of our short-term investments decreased from HK$93.8 million as of December 31, 2019 to nil as of December 31, 2020, as a result of a change of our fund management arrangement. In 2020, we adjusted such arrangement and ceased to purchase wealth management products. As such, our short-term investments decreased to nil in 2020. The balance of our short-term investments increased to HK$1,169.7 million as of December 31, 2021 and HK$17.5 million (US$2.2 million) as of June 30, 2022, respectively, which was primarily attributable to our flexible investment strategy towards money market funds in oversea markets and equity investments in certain overseas companies. After the Listing, our short-term investments will be subject to compliance with Chapter 14 of the Listing Rules.
We endeavor to increase the return of idle cash and bank balances by placing investments in debt securities and money market funds such that our risk exposure arising from such investments can be limited. Our investment policy in relation to such investments is to monitor our level of idle cash and bank balances and, based on the working capital required at the relevant time, utilize such idle cash to increase the return. In addition, in order to monitor and control the investment risks associated with our portfolio of investments, we have adopted a comprehensive set of internal policies and guidelines to manage our investments. Our finance department is responsible for proposing, analyzing and evaluating potential investments. Our management, including our finance department, has extensive experience in managing the financial aspects of an enterprise’s operations. In particular, Mr. Arthur Yu Chen, our chief financial officer, has approximately 14 years of experience in financial services. If applicable, we will also involve our local personnel in each market where we have operations, to assist on the assessment of prospective investments. Prior to making any material investments, the proposal shall be reviewed and approved by Mr. Arthur Yu Chen. According to our Articles of Association, such decision does not require a decision by the Board.
No amount was recognized in other comprehensive income for short-term debt investments classified as available-for-sale during the Track Record Period, because such investments were disposed in 2019 and the amount recognized in other comprehensive income was transferred to investment gains in the consolidated statements of comprehensive income.
Loans and advances
Loans and advances include margin loans, IPO loans extended to clients and other advances, collateralized by securities and are carried at the amortized cost, net of an allowance for credit losses. Revenues earned from the loans and advances are included in our interest income. Our loans and advances increased from HK$4.2 billion as of December 31, 2019 to HK$18.8 billion as of December 31, 2020, and further increased to HK$29.6 billion as of December 31, 2021, mainly attributable to the expansion of our margin financing business. Our loans and advances decreased from HK$29.6 billion as of December 31, 2021 to HK$28.8 billion (US$3.7 billion) as of June 30, 2022, and further to HK$26.2 billion (US$3.3 billion) as of October 31, 2022, primarily due to a decrease in trading activities of our clients.
The table below sets forth the breakdown of loans and advances by type of loan:
	As of December 31,			As of June 30,
	2019	2020	2021	2022
	HK$	HK$	HK$	HK$	US$
	(in thousands)
Margin loans	4,141,962	18,434,047	29,097,216	26,722,627	3,405,371
IPO loans	—	400,394	34,348	178,584	22,758
Other advances	46,727	—	468,000	1,948,857	248,350
Subtotal	4,188,689	18,834,441	29,599,564	28,850,068	3,676,479
Less: Allowance for credit losses	—	(9,075)	(12,258)	(20,142)	(2,567)
Total	4,188,689	18,825,366	29,587,306	28,829,926	3,673,912
The balance of margin loans increased from HK$4.1 billion as of December 31, 2019 to HK$18.4 billion as of December 31, 2020, and further to HK$29.1 billion as of December 31, 2021, primarily due to the increasing volume of our margin financing business. Our balance of margin loans decreased from HK$29.1 billion as of December 31, 2021 to HK$26.7 billion (US$3.4 billion) as of June 30, 2022, primarily due to the decline in trading activities of our clients.
The balance of IPO loans decreased from HK$400.4 million as of December 31, 2020 to HK$34.3 million as of December 31, 2021, primarily due to the decrease in IPO financing activities. As of December 31, 2019, there were no outstanding IPO loans and total amount of them were collected subsequently. The balance of

IPO loans amounted to HK$178.6 million (US$22.8 million) as of June 30, 2022 due to the outstanding IPO loans at the time. As of October 31, 2022, all of the IPO loans as of June 30, 2022 had been settled.
The other advances as of December 31, 2019, 2020 and 2021 and June 30, 2022 were collateralized bridge loans provided to third parties. As of Latest Practicable Date, all of the bridge loans as of June 30, 2022 remained outstanding.
The allowance for credit losses increased from nil as of December 31, 2019 to HK$9.1 million as of December 31, 2020, to HK$12.3 million as of December 31, 2021 and further to HK$20.1 million (US$2.6 million) as of June 30, 2022. The overall increasing trend was in line with the increase in balances of borrowings that will be written off to the extent that there is no realistic prospect of recovery.
Prior to January 1, 2020, we applied incurred loss methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred. The identified impairment loss was immaterial prior to January 1, 2020.
Since January 1, 2020, our Group adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets, which are primarily loans and advances that are collateralized by client securities and the collateral is required to be maintained at specified minimum levels at all times. We monitor margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. We apply the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for the loans and advances. In accordance with the practical expedient, when we reasonably expect that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial assets. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. For the year ended December 31, 2020, 2021 and six months ended June 30, 2021 and 2022, expected credit loss expenses of HK$9,075 thousand, HK$3,200 thousand, HK$8,819 thousand and HK$7,849 thousand, resulting from the assessment of credit losses for the loans and advances under ASC Topic 326 at period-end were recognized in “Others, net” in the consolidated statements of comprehensive income, respectively.
An allowance for credit losses on other financial assets, including receivables from clients, brokers, clearing organizations and fund management companies and fund distributors, is estimated based on the aging of these financial assets.
Receivables from clients are due within the settlement period commonly adopted in the relevant market practices, which is usually within a few days from the trade date. Because these receivables involve customers who have no recent history of default, and the settlement periods are usually short, the credit risk arising from receivables from clients is considered low. In respect of the receivables from brokers, clearing organizations and fund management companies and fund distributors, we consider that these receivables have a low risk of default and the counterparties have a strong capacity to meet their contractual obligation. As a result, the allowance for credit losses for other financial assets were immaterial for all periods presented.
Receivables
Our accounts receivable are primarily unsettled transaction accounts with maturities within 3 months from clients, brokers, clearing organizations and fund management companies and fund distributors. The impairment loss calculated according to the CECL model were immaterial. Based on historical experience and post-period payments, no actual losses had occurred in accounts receivable during the Track Record Period and up to the Latest Practicable Date.
Trading Receivables from Clients
Trading receivables from clients include amounts due on brokerage transactions on a trade-date basis. The fluctuations in trading receivables from clients throughout the Track Record Period were mainly due to the fluctuations in the volume of unsettled trades with our clients at each period end. As of October 31, 2022, all of our trading receivables from clients as of June 30, 2022 had been settled.

Receivables from Brokers, Clearing Organizations, Fund Management Companies and Fund Distributors
Receivables from and payables to brokers, clearing organizations, fund management companies and fund distributors include receivables and payables from unsettled trades on a trade-date basis, including amounts receivable for securities, derivatives or funds trades not delivered to the seller by the settlement date and cash deposits, and amounts payable for securities, derivatives or funds trades not received from a purchaser by the settlement date.
Clearing settlement fund deposited in the clearing organizations for the clearing purpose is recognized in receivables from clearing organizations.
We borrowed margin loans from executing brokers, with the benchmark interest rate plus premium differentiated depending on the amount borrowed, and immediately lent to margin financing clients. Margin loans borrowed is recognized in the payables to brokers.
Our trading receivables from brokers, clearing organizations and fund management companies and fund distributors increased from HK$1.5 billion as of December 31, 2019 to HK$7.3 billion as of December 31, 2020, further increased to HK$9.9 billion as of December 31, 2021 and decreased to HK$8.2 billion (US$1.0 billion) as of June 30, 2022, primarily due to the fluctuation in our total unsettled transactions at each period end. The fluctuations in receivables from the clearing organization, which decreased from HK$1,961.1 million as of December 31, 2021 to HK$1,915.9 million (US$244.1 million) as of June 30, 2022, and further to HK$1,565.3 million (US$199.5 million) as of October 31, 2022, were mainly influenced by the daily trading volume by our clients trading stocks on the stock exchanges at each period end. The fluctuations in receivables from fund management companies and fund distributors, which increased from HK$72.3 million as of December 31, 2021 to HK$120.5 million (US$15.4 million) as of June 30, 2022, and decreased to HK$94.9 million (US$12.1 million) as of October 31, 2022, were mainly due to the fluctuations in unsettled redemption of funds at each period end. As of October 31, 2022, all of our trading receivables from brokers, clearing organizations and fund management companies and fund distributors as of June 30, 2022 had been settled.
Interest Receivable
Interest receivable which is included in receivables is calculated based on the contractual interest rate of bank deposit, loans and advances, securities loaned and other receivables on an accrual basis, and is recorded as interest income as earned. Our interest receivable increased throughout the Track Record Period and up to June 30, 2022, which was in line with the increase in the interest rates of bank deposits during relevant period. As of October 31, 2022, all of our interest receivable as of June 30, 2022 had been settled.
Payables
Our accounts payable to clients are the funds received from clients. Our accounts payable are primarily unsettled transaction accounts, brokers, clearing organizations and fund management companies and fund distributors. All of the accounts payables are expected to be settled within one year or are repayable on demand.
Payables to Clients
Our trading payables to clients reflect the funds received from clients that would be used in the execution of their trades. The ending balance of payables to clients increased from HK$15.4 billion as of December 31, 2019 to HK$46.1 billion as of December 31, 2020, further increased to HK$59.1 billion as of December 31, 2021 and to HK$68.0 billion (US$8.7 billion) as of June 30, 2022, primarily due to the increase in the number of our paying clients.
Our trading payables to clients decreased from HK$68.0 billion as of June 30, 2022 to HK$54.5 billion (US$6.9 billion) as of October 31, 2022, primarily due to sluggish equity capital market performance.
Payables to Brokers, Clearing Organizations, Fund Management Companies and Fund Distributors
Our trading payables to brokers, clearing organizations and fund management companies and fund distributors increased from HK$1.5 billion as of December 31, 2019 to HK$5.0 billion as of December 31,

2020, further increased to HK$8.0 billion as of December 31, 2021 and to HK$15.8 billion (US$2.0 billion) as of June 30, 2022 primarily due to the increase in securities lending business. The increase in payables to the clearing organizations, which increased from HK$393.8 million as of December 31, 2021 to HK$1,359.7 million (US$173.3 million) as of June 30, 2022, were primarily due to the increase of the daily trading volume by our clients trading stocks on the Hong Kong stock exchange at each period end. The decrease in payables to fund management companies and fund distributors from HK$127.4 million as of December 31, 2020 to HK$56.7 million as of December 31, 2021, then to HK$49.5 million (US$6.3 million) as of June 30, 2022, was primarily due to the decrease in unsettled subscription of fund at each period end.
Interest Payable
Interest payable which is included in payables is calculated based on the contractual interest rates of payables, borrowings, securities borrowed and securities sold under agreements to repurchase on an accrual basis. Our interest payable increased from HK$0.5 million as of December 31, 2019 to HK$5.5 million as of December 31, 2020, and further to HK$15.4 million as of December 31, 2021. Our interest payable subsequently decreased from HK$15.4 million as of December 31, 2021 to HK$10.3 million (US$1.3 million) as of June 30, 2022. The change was in line with the fluctuations in our borrowings to support our margin financing business.
Securities sold under agreements to repurchase
Transactions involving sales of securities under agreements to repurchase (“repurchase agreements”) are treated as collateralized financing transactions. Under repurchase agreements, we receive cash from counterparties and provide securities as collateral. These agreements are carried at amounts at which the securities will subsequently be repurchased, and the interest expense incurred is recorded as interest expenses on the consolidated statements of comprehensive income. Our securities sold under agreements to repurchase decreased from HK$5,453.0 million as of December 31, 2020 to HK$4,467.9 million as of December 31, 2021, further to nil and nil as of June 30, 2022 and October 31, 2022, respectively. The decreases in our securities sold under agreements to repurchase in 2021 and the first half of 2022 were primarily due to the increase of cash from our financing activities in 2021 and securities lending business in the first half of 2022, respectively.
Accrued expenses and other current liabilities
Accrued expenses and other current liabilities mainly include certain payables to corporate clients in relation to our ESOP management services. As we provide ESOP management services to certain corporate clients, we execute and administer certain employee stock incentive plans, where we deduct (i) exercise price upon vesting such incentives to the employees, and (ii) applicable tax withheld, which are recorded as payables to corporate clients in relation to our ESOP management services. The payables to corporate clients in relation to our ESOP management services increased from HK$16.5 million as of December 31, 2019 to HK$17.8 million as of December 31, 2020, and further to HK$870.3 million as of December 31, 2021, which was in line with the expansion of our ESOP management business. The payables to corporate clients in relation to our ESOP management services decreased from HK$870.3 million as of December 31, 2021 to HK$508.4 million as of June 30, 2022, primarily because we had partially settled certain such payables with our corporate clients in the first half of 2022.
In addition, our other liabilities include, among other things, contract liabilities in relation to the customer loyalty program, which our Group operates to its customers that offers various incentives in the form of incentive points and coupons for redemption of free or discounted goods or services. For the incentives generated from current sales transaction, our Group defers a portion of commission income with corresponding liability reflected as contract liability attributable to the incentives. As of December 31, 2019, 2020 and 2021 and June 30, 2022, contract liabilities (including non-current portion) in relation to the customer loyalty program were HK$2.1 million, HK$8.2 million and HK$9.0 million and HK$7.1 million, respectively.
LIQUIDITY AND CAPITAL RESOURCES
To date, we have financed our operating and investing activities through net proceeds from our securities offerings, cash generated from operating activities, historical equity financing activities and credit facilities provided by commercial banks, other licensed financial institutions and other parties. As of June 30, 2022, our cash and cash equivalents were HK$6,300.4 million (US$802.9 million). Our cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits with initial terms of less than three months placed with banks or other financial institutions, which are unrestricted for withdrawal or use.
Our net cash generated from operating activities for the year ended December 31, 2021 was HK$6,012.0 million, compared with HK$1,969.4 million and HK$20,456.7 million for the years ended December 31, 2019 and 2020, respectively. Our net cash generated from operating activities for the six months ended June 30, 2022 was HK$14,118.1 million (US$1,799.1 million), compared with our net cash used in operating activities of HK$14,351.7 million for the six months ended June 30, 2021.
We intend to manage and improve our liquidity position through (i) improving the balance of our loans and advances, and (ii) actively managing our receivables from clients, brokers, clearing organizations, fund management companies and fund distributors. We have adopted various measure to accelerate the collection of our accounts receivables, including, but not limited to: (i) reviewing aging analysis of the trade receivables on a monthly basis, (ii) following up with counterparties with outstanding balance of receivables, (iii) implementing any additional measures to further improve our collection rate, and (iv) collecting and retaining supporting documents (including demand notes and reminder letters) to provide support for chasing payments and enforcing our rights under those documents. After the Listing, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Working Capital Sufficiency Statement
Our Directors are of the opinion that, taking into account the financial resources available to us, including cash and cash equivalents and available financing facilities, we have sufficient working capital for our present requirements, that is at least 12 months from the date of this document.
Regulatory Capital Requirements
Our broker-dealer and insurance-broker subsidiaries, Futu International Hong Kong, Moomoo Financial Inc., Futu Clearing Inc., Moomoo Financial Singapore, Futu Insurance Brokers (Hong Kong) Limited and Futu Australia are subject to capital requirements determined by their respective regulators. Futu International Hong Kong, our subsidiary located in Hong Kong, is subject to the Securities and Futures (Financial Resources) Rules and the Securities and Futures Ordinance, and Futu International Hong Kong is required to maintain minimum paid-up share capital and liquid capital. Moomoo Financial Inc. and Futu Clearing Inc., our subsidiaries located in the United States, are subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act, which requires the maintenance of minimum net capital. Moomoo Financial Singapore, our subsidiary located in Singapore, is subject to the Securities and Futures (Financial and Margin Requirements for Holders of Capital Markets Services Licences) Regulations, which requires the maintenance of financial resource over its total risk requirement. Futu Insurance Brokers (Hong Kong) Limited, our subsidiary located in Hong Kong, is subject to the Insurance (Financial and Other Requirements for Licensed Insurance Broker Companies) Rules, and is required to maintain minimum net asset. Futu Securities (Australia) Ltd., the Company’s subsidiary located in Australia, is subject to Regulatory Guide 166 Licensing: Financial requirements, which requires the maintenance of surplus liquid funds when licensees hold client money or property.

The table below summarizes the net capital, the requirement and the excess capital for our broker-dealer and insurance broker subsidiaries as of June 30, 2022:
	As of June 30, 2022
	Net Capital/ Eligible Equity	Requirement	Excess
	(HK$ in thousands)
Futu International Hong Kong	6,243,794	1,593,608	4,650,186
Futu Clearing Inc.	3,456,065	303,734	3,152,331
Moomoo Financial Inc.	109,105	21,343	87,762
Moomoo Financial Singapore	685,433	193,142	492,291
Futu Insurance Brokers (Hong Kong) Limited	1,498	500	998
Futu Securities (Australia) Ltd.	90,381	1,250	89,131
Regulatory capital requirements could restrict the operating subsidiaries from expanding their business and declaring dividends if their net capital does not meet regulatory requirements.
As of December 31, 2019, 2020 and 2021 and June 30, 2022, all of the regulated operating subsidiaries were in compliance with their respective regulatory capital requirements.
Cash Flows
The following table sets forth a summary of our cash flows for the periods indicated:
	For the Year ended December 31,			For the Six Months ended June 30,
	2019	2020	2021	2021	2022
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Net cash generated from/(used in) operating activities	1,969,434	20,456,717	6,011,971	(14,351,728)	14,118,089	1,799,124
– Operating profit before changes in working capital	253,530	1,450,827	2,872,763	1,754,565	1,337,445	170,436
– Changes in working capital	1,715,904	19,005,890	3,139,208	(16,106,293)	12,780,644	1,628,688
Net cash (used in)/generated from investing activities	(160,057)	(244,175)	(963,565)	271,378	786,121	100,179
Net cash generated from/(used in) financing activities	1,151,622	8,406,896	10,554,218	34,721,267	(4,720,133)	(601,505)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(44,666)	(1,117)	167,130	30,620	89,218	11,369
Net increase in cash, cash equivalents and restricted cash	2,916,333	28,618,321	15,769,754	20,671,537	10,273,295	1,309,167
Cash, cash equivalents and restricted cash at beginning of the year/period	11,987,104	14,903,437	43,521,758	43,521,758	59,291,512	7,555,754
Cash, cash equivalents and restricted cash at end of the year/period	14,903,437	43,521,758	59,291,512	64,193,295	69,564,807	8,864,921
Operating activities
Net cash generated from operating activities in the six months ended June 30, 2022 was HK$14,118.1 million (US$1,799.1 million), as compared to net income of HK$1,213.5 million (US$154.6 million) in the same period. The difference was primarily due to net increase of HK$15.6 billion (US$2.0 billion) in accounts payable to clients and brokers, and net decrease of HK$749.5 million (US$95.5 million) in loans and advances, partially offset by net decrease in securities sold under agreements to repurchase of HK$4,467.9 million (US$569.4 million). The decrease of loans and advances was due to a decrease in margin loans in light of the decline in trading activities of our clients. The increase in accounts payable to clients and brokers was due to the increase of cash deposits as a result of the expansion of our brokerage business. The principal non-cash items affecting the difference between our net income and our net cash generated from operating activities in the six months ended June 30, 2022 were HK$92.2 million (US$11.8 million) in foreign exchange gains and HK$97.3 million (US$12.4 million) in share-based compensation.
Net cash generated from operating activities in 2021 was HK$6.0 billion, as compared to net income of HK$2,810.2 million in the same year. The difference was primarily due to net increases of HK$16.1 billion in accounts payable to clients and brokers, partially offset by net increase of HK$1.8 billion in accounts receivable from clients and brokers and net increase of HK$10.8 billion in loans and advances. The increase in accounts payable to clients and brokers was due to the increase of cash deposits as a result of the expansion of our brokerage business. The increase of loans and advances was due to the expansion of our margin financing business. The principal non-cash items affecting the difference between our net income and our net cash generated from operating activities in 2021 were HK$138.2 million in foreign exchange gains and HK$98.9 million in share-based compensation expenses.
Net cash generated from operating activities in 2020 was HK$20.5 billion, as compared to net income of HK$1,325.5 million in the same year. The difference was primarily due to net increases of HK$33.7 billion in accounts payable to clients and brokers and of HK$5.5 billion in securities sold under repurchase agreements, partially offset by net increase of HK$5.0 billion in accounts receivable from clients and brokers and net increase of HK$14.6 billion in loans and advances. The increase in accounts payable to clients and brokers was due to the increase of cash deposits as a result of the expansion of our brokerage business. The increase of loans and advances was due to the expansion of our margin financing business. The principal non-cash items affecting the difference between our net income and our net cash generated from operating activities in 2020 were HK$32.6 million in share-based compensation expenses and HK$27.2 million in depreciation and amortization expenses.
Net cash generated from operating activities in 2019 was HK$2.0 billion, as compared to net income of HK$165.7 million in the same year. The difference was primarily due to net increase of HK$3.7 billion in accounts payable to clients and brokers, partially offset by net increase of HK$927.3 million in accounts receivable from clients and brokers and net increase of HK$1,101.8 million in loans and advances. The increase in accounts payable to clients and brokers was due to the increase of cash deposits as a result of the expansion of our brokerage business. The increase in loans and advances was due to the expansion of our margin financing business. The principal non-cash items affecting the difference between our net income and our net cash generated from operating activities in 2019 were HK$16.0 million in share-based compensation expenses and HK$16.5 million in depreciation and amortization.
Investing Activities
Net cash generated from investing activities in the six months ended June 30, 2022 was HK$786.1 million (US$100.2 million), primarily due to the proceeds from disposal of short-term investments of HK$4,548.0 million (US$579.6 million), partially offset by the purchase of short-term investments of HK$3,361.8 million (US$428.4 million).
Net cash used in investing activities in 2021 was HK$963.6 million, primarily due to the purchase of short-term investments of HK$1,169.7 million and the purchase of property and equipment and intangible assets of HK$70.5 million, partially offset by the maturity of term deposits of HK$300.0 million.
Net cash used in investing activities in 2020 was HK$244.2 million, primarily due to the placement of term deposit of HK$300.0 million with initial terms of over three months and the purchase of short-term investments of HK$206.8 million, partially offset by the proceeds from disposal of short-term investments of HK$307.3 million.
Net cash used in investing activities in 2019 was HK$160.1 million, primarily due to the purchase of short-term investments of HK$285.8 million and the purchase of property, equipment and intangible assets of HK$118.3 million, partially offset by the proceeds from disposal of short-term investments of HK$250.8 million.

Financing Activities
Net cash used in financing activities in the six months ended June 30, 2022 was HK$4.7 billion (US$601.5 million), primarily attributable to repayment of other borrowings of HK$39.8 billion (US$5.1 billion) and purchase of treasury stock of HK$2.7 billion (US$348.0 million), partially offset by proceeds from other borrowings of HK$37.8 billion (US$4.8 billion).
Net cash generated from financing activities in 2021 was HK$10.6 billion, primarily attributable to proceeds of HK$53.5 billion from other borrowings and proceeds of HK$10.9 billion from our follow-on offering, partially offset by repayment of other borrowings of HK$52.3 billion.
Net cash generated from financing activities in 2020 was HK$8.4 billion, primarily attributable to proceeds of HK$23.8 billion from other borrowings and proceeds of HK$4.4 billion from our securities offerings, including issuance of prefunded warrants, partially offset by repayment of other borrowings of HK$20.1 billion.
Net cash generated from financing activities in 2019 was HK$1.2 billion, primarily attributable to proceeds of HK$6.8 billion from other borrowings and proceeds of HK$1.3 billion from our initial public offering and concurrent private placement, partially offset by repayment of other borrowings of HK$6.9 billion.
RECONCILIATION BETWEEN U.S. GAAP AND IFRS
The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The main reconciling items include classification and measurement of preferred shares, issuance costs, operating leases, share-based compensation and expected credit loss. The following tables set forth the effects of material differences prepared under U.S. GAAP and IFRS:
	For the Year ended December 31,			For the Six Months ended June 30,
	2019	2020	2021	2021	2022
	(HK$ in thousands)
Reconciliation of net income attributable to our Company in the consolidated statements of comprehensive income
Net income attributable to our Company in the consolidated statements of comprehensive income as reported under U.S. GAAP	165,664	1,325,523	2,810,210	1,696,190	1,213,525
IFRS adjustments:
Classification and measurement of preferred shares(1)	(216,140)	—	—	—	—
Issuance costs(2)	(26,971)	—	(14,336)	—	(4,731)
Operating leases(3)	(3,204)	(1,913)	(2,238)	(1,741)	(132)
Share-based compensation(4)	(10,681)	(19,294)	(76,461)	(19,489)	(74,697)
Expected credit loss(5)	1,533	(7,475)	(2,520)	(2,636)	(2,651)
Net (loss)/income attributable to our Company in the consolidated statements of comprehensive income as reported under IFRS	(89,799)	1,296,841	2,714,655	1,672,324	1,131,314
	As of December 31,			As of June 30, 2022
	2019	2020	2021
	(HK$ in thousands)
Reconciliation of total shareholders’ equity in the consolidated balance sheets

	As of December 31,			As of June 30, 2022
	2019	2020	2021
	(HK$ in thousands)
Total shareholders’ equity as reported under U.S. GAAP	2,548,553	8,307,690	20,985,559	19,552,820
IFRS adjustments:
Issuance costs(2)	—	—	(14,336)	(19,067)
Operating leases(3)	(4,303)	(6,001)	(8,454)	(8,151)
Expected credit loss(5)	(2,330)	(9,805)	(12,342)	(14,958)
Total shareholders’ equity as reported under IFRS	2,541,920	8,291,884	20,950,427	19,510,644

Notes:
(1)
Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this “in-between” category is to indicate that a security may not be a permanent part of equity. Our Group classified the Preferred Shares as mezzanine equity in the consolidated balance sheets and are recorded initially at fair value, net of issuance costs. Our Group recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

IFRS 9, “Financial Instruments” has been adopted since January 1, 2018. Under IFRS, there is no concept of mezzanine or temporary equity classification. Our Group designated the Preferred Shares as financial liabilities at fair value through profit or loss which are initially recognized and subsequently measured at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the Preferred Shares that were attributed to changes in credit risk of the Preferred Shares were recognized in other comprehensive income, and the remaining amounts of changes in fair value of the Preferred Shares were recognized in the profit or loss.
(2)
Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply a different criterion for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of our Group in the capital market, and were allocated proportionately between the existing and new shares. As a result, our Group recorded issuance costs associated with the listing of existing shares in the profit or loss.
(3)
Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as operating lease expenses, which results in a straight-line recognition effect in the consolidated statements of operations and comprehensive loss.

Under IFRS, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured using the effective interest rate method, which generally yields a “front-loaded” expense with more expense recognized in earlier years of the lease.
(4)
Our Group granted options and RSUs with service condition only to employees and modified the exercise price of 8,113,145 stock options granted under 2014 Share Incentive Plan from US$1.20 to US$0.60 on December 30, 2019.

Under U.S. GAAP, the share-based compensation expenses are recognized over the vesting period using straight-line method.
Under IFRS, the graded vesting method must be applied, which means we should treat each installment of the award as a separate grant. As a result, each installment would be separately measured and attributed to expense over the related vesting period which would accelerate the expense recognition.
(5)
Our Group is mainly exposed to credit risk associated with loans and advances. We apply the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for the loans and advances. In accordance with the practical expedient (ASC 326-20-35-6), when we reasonably expect that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Under U.S. GAAP, prior to January 1, 2020, our Group applied incurred loss methodology for recognizing credit losses. On January 1, 2020, our Group adopted FASB ASC Topic 326 and applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for the loans and advances.
Under IFRS, impairment model of financial assets is an expected loss model. Our Group applies a three-stage impairment model to calculate our impairment allowance and recognise our expected credit losses from January 1, 2018 for loans and advances. Our Group considers the credit risk characteristics of loans and advances when determining if there is significant increase in credit risk since the initial recognition. For loans and advances with or without significant increase in credit risk, lifetime or 12-month expected credit losses are provided respectively. The expected credit loss is the result of discounting the product of exposure at default, probabilities of default and loss given default, based on our Group’s past history, existing market conditions as well as forward looking estimates.

INDEBTEDNESS
The following table sets forth a breakdown of our indebtedness for the periods indicated:
	As of December 31,			As of June 30,	As of October 31,
	2019	2020	2021	2022	2022
	(HK$ in thousands)
Borrowings	1,467,586	5,482,818	6,357,405	4,353,919	2,860,000
Lease liabilities	172,466	222,231	260,579	227,745	205,283
Total	1,640,052	5,705,049	6,617,984	4,581,664	3,065,283
Borrowings
The following table sets forth a breakdown of our borrowings as our Group for the periods indicated:
	As of December 31,			As of June 30,	As of October 31,
	2019	2020	2021	2022	2022
	(HK$ in thousands)
Borrowings from:
Banks(1)	1,467,586	5,182,620	6,357,405	4,353,919	2,860,000
Third parties(2)	—	300,198	—	—	—
Total	1,467,586	5,482,818	6,357,405	4,353,919	2,860,000

Notes:
(1)
We have unused borrowing facilities of HK$3,326.6 million, HK$3,285.9 million, HK$14,695.1 million, HK$17,955.7 million and HK$19,181.3 million (US$2,444.3 million) from banks as of December 31, 2019, 2020, 2021, June 30, 2022 and October 31, 2022, respectively, which are uncommitted. These bank borrowings were pledged by margin clients’ shares as the primary source of credit risk mitigation of the lenders, and bore floating interest rates based on various benchmarks including Hong Kong Prime Rate, Hong Kong Interbank Offered Rate, and CNH Hong Kong Interbank Offered Rate.

(2)
We had borrowings of HK$300.2 million from third parties as of December 31, 2020 which were one-off in nature.

As of December 31, 2019, 2020, 2021, June 30, 2022 and October 31, 2022, the total amounts of our outstanding short-term borrowings were HK$1,467.6 million, HK$5,482.8 million, HK$6,357.4 million, HK$4,353.9 million (US$554.8 million) and HK$2,860.0 million (US$364.5 million), respectively. Such outstanding short-term borrowings bear weighted average interest rates of 4.29% per annum, 1.82% per annum, 1.15% per annum, 1.75% per annum and 3.82% per annum, respectively, which is an average that is adjusted to reflect the contribution of such outstanding borrowings to the total borrowings. The general decreasing trend of such weighted average interest rates is in line with that of HIBOR, which subsequently experienced upward trend in second half of 2022.
As of October 31, 2022, we had total facilities of HK$22.0 billion (US$2.8 billion) from bank (excluding overdraft facilities), of which HK$19.1 billion (US$2.4 billion) were unutilized and unrestricted. Most of the bank borrowings were pledged by margin clients’ shares as the primary source of credit risk mitigation of the lenders, and bear floating interest rates based on HIBOR.
We did not have any facility from a third party as of October 31, 2022.
Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of October 31, 2022.
As of October 31, 2022, we had HK$50.0 million (US$6.4 million) overdraft facilities, of which HK$50.0 million (US$6.4 million) were unutilized and unrestricted. As a measure to manage our cash and liquidity position, the bank facilities allow us to maintain adequate sources to fund our working capital requirements or other financing needs and provide the flexibility for us to borrow additional funds on an as-needed basis.

Lease Liabilities
All of our leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As of December 31, 2019, 2020 and 2021 and June 30, 2022, the weighted-average remaining lease term on these leases was approximately four years, four years, three years and three years, respectively, and the weighted-average discount rate used to measure the lease liabilities was approximately 4.75%, 4.75%, 4.71% and 4.69%, respectively. As of December 31, 2019, 2020, 2021, June 30, 2022 and October 31, 2022, operating lease liabilities were HK$172.5 million, HK$222.2 million, HK$260.6 million, HK$227.7 million (US$29.0 million) and HK$205.3 million (US$26.2 million). Our lease agreements do not contain any residual value guarantees, restrictions or covenants.
Contingent Liabilities
As of December 31, 2019, 2020 and 2021, June 30, 2022 and October 31, 2022, we did not have any material contingent liabilities.
Indebtedness Statement
Except as disclosed above, as of October 31, 2022, being the latest practicable date for determining our indebtedness, we did not have any outstanding mortgages, charges, debentures, other issued debt capital, bank overdrafts, borrowings, liabilities under acceptance or other similar indebtedness, hire purchase commitments, guarantees or other material contingent liabilities. Our Directors have confirmed that there is no material change in our indebtedness since October 31, 2022 and up to the Latest Practicable Date.
CAPITAL EXPENDITURES
Our capital expenditures are primarily incurred for purchase of property, equipment and intangible assets. Our capital expenditures were HK$118.3 million in 2019, HK$44.6 million in 2020, HK$70.5 million in 2021 and HK$62.7 million (US$8.0 million) in the six months ended June 30, 2022.
The capital expenditures in the six months ended June 30, 2022 were primarily due to the purchase of computers and other office equipment.
The capital expenditures in 2021 were primarily due to the purchase of computers and equipment.
The capital expenditures in 2020 were primarily due to the renovation of our new office space.
The capital expenditures in 2019 were primarily due to the purchase of private cloud equipment to enhance our infrastructure.
We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.
CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations as of June 30, 2022:
	Payment due by December 31,
	Total		2022	2023	2024	2025	2026 and thereafter
	HK$	US$	HK$	HK$	HK$	HK$	HK$
	(in thousands)
Operating lease commitments(1)	244,738	31,188	54,101	100,453	42,159	33,622	14,403
Total	244,738	31,188	54,101	100,453	42,159	33,622	14,403

Note:
(1)
Operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancellable operating leases with various expiration dates through August 30, 2027.

Other than as shown above, we did not have any significant long-term obligations or guarantees as of June 30, 2022.

Our commitments primarily related to capital contribution obligation for certain investment funds. Our total commitments contracted but not yet reflected in the consolidated financial statements amounted to nil, nil, HK$814.6 million (US$104.0 million) and HK$580.7 million (US$74.0 million) as of December 31, 2019, 2020 and 2021 and June 30, 2022, respectively.
KEY FINANCIAL RATIOS
The following table sets forth certain of our key financial ratios as of the dates indicated, or for the periods indicated:
	For the Year ended/as of December 31,			For the Six Months ended/as of June 30
	2019	2020	2021	2021	2022
Gross profit margin(1)	73.4%	79.0%	83.1%	80.9%	87.1%
Net income margin(2)	15.5%	40.0%	39.5%	44.9%	35.8%
Return on equity(3)	N.A.(5)	24.4%	19.2%	N.A.(5)	12.0%(6)
Return on total assets(4)	N.A.(5)	2.9%	3.3%	N.A.(5)	2.3%(6)

Notes:
(1)
Equals gross profit divided by revenues for the period.

(2)
Equals net profit divided by revenues for the period.

(3)
Equals net profit divided by the average of beginning and ending total shareholders’ equity for the period.

(4)
Equals net profit divided by the average of beginning and ending total asset for the period.

(5)
Our audited financial information for the year ended December 31, 2018 and our unaudited financial information as of June 30, 2021 are not included in this document.

(6)
Return on assets and return on equity for the six months ended June 30, 2022 were calculated by dividing the net profit for the period with average total shareholders’ equity and average total assets multiplied by 2 in order to arrive at proforma annualized ratios.

Gross profit margin
Our gross profit margin increased steadily from 73.4% for the year ended December 31, 2019 to 87.1% for the six months ended June 30, 2022, primarily due to higher operating leverage as a result of our larger business scale as well as higher gross profit margins for interest income in 2019, 2020 and 2021 and the six months ended June 30, 2022.
Net income margin
Our net income margin was 15.5%, 40.0%, 39.5%, 44.9% and 35.8% for the years ended December 31, 2019, 2020, 2021 and for six months ended June 30, 2021 and 2022, respectively. The overall increasing trend in our net income margin was primarily driven by increase in gross profit margin for reasons set out above, as well as generally higher operating leverage in operating expenses as a result of our larger business scale.
Return on equity
Our return on equity was 24.4%, 19.2% and 12.0% for the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, respectively. This was mainly due to an increase in our average of beginning and ending total shareholders’ equity for the corresponding periods from approximately HK$5.4 billion for the period from December 31, 2019 to December 31, 2020 to HK$14.6 billion for the period from December 31, 2020 to December 31, 2021 and further to HK$20.3 billion for the period from December 31, 2021 to June 30, 2022, derived from issuance of ordinary shares and accumulation of retained earnings from our business operations. The decrease from 19.2% for the year ended December 31, 2021 to 12.0% for the six months ended June 30, 2022 was mainly due to the decrease in annualized net profit, partially offset by the effect of share repurchase in the first half of 2022.

Return on total assets
Our return on total assets was 2.9%, 3.3% and 2.3% for the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, respectively. The increase from 2.9% for the year ended December 31, 2020 to 3.3% for the year ended December 31, 2021 was mainly due to continued increase in profits recorded and overall increasing trend in profit margin, partially offset by the increase in our total assets at a slower rate from approximately HK$71.3 billion as of December 31, 2020 to HK$101.5 billion as of December 31, 2021, derived from continued increase in balance of cash held on behalf of clients and loans and advances as a result of our continued business expansion. The decrease from 3.3% for the year ended December 31, 2021 to 2.3% for the six months ended June 30, 2022 was mainly due to the decrease in annualized net profit as well as the increase in our total assets from approximately HK$101.5 billion as of December 31, 2021 to HK$109.8 billion (US$14.0 billion) as of June 30, 2022.
DISCLOSURE ABOUT FINANCIAL RISK
We are exposed to a variety of financial risks, including foreign exchange risk, credit risk, interest rate risk and inflation. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.
Foreign Exchange Risk
Most of our revenues are denominated in Hong Kong dollar and a significant portion of our expenses are denominated in Renminbi. The value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Hong Kong dollar because the value of our business is effectively denominated in Hong Kong dollars, while the ADSs are traded in U.S. dollars.
Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. Futu International Hong Kong is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liability are denominated in Hong Kong dollars and U.S. dollars and Hong Kong dollars are pegged against U.S. dollars. The impact of foreign currency fluctuations in our earnings is included in “Others, net” in the consolidated statements of comprehensive income. At the same time, we are exposed to translational foreign currency risk since some of our major subsidiaries have RMB as their functional currency. Therefore, RMB depreciation against Hong Kong dollars could have a material adverse impact on the foreign currency translation adjustment in the consolidated statements of comprehensive income.
As of December 31, 2019, 2020 and 2021 and June 30, 2022, we had RMB-denominated net liabilities of HK$94.3 million, net liabilities of HK$262.9 million, net assets of HK$2,374.8 million and net assets of HK$2,378.5 million (US$303.1 million), respectively. We estimate that a 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019, 2020 and 2021 and June 30, 2022 would result in an increase of US$1.2 million, an increase of US$3.4 million, a decrease of US$30.5 million and a decrease of US$30.3 million respectively, in our pre-tax profit for the years ended December 31, 2019, 2020, 2021 and for the six months ended June 30, 2022.
Credit Risk
Cash held on behalf of clients are segregated and deposited in financial institutions as required by the Securities and Futures Ordinance and the Uniform Net Capital Rule (Rule 15c3-1). These financial institutions are of sound credit ratings, therefore management believes that there is no significant credit risk related to cash held on behalf of clients.
Our securities and derivative trading activities are transacted either on a cash or margin loan basis. Our credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and derivative clearing organizations.
In margin transactions, we extend credit to the clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. IPO loans are exposed to credit risk from clients who fail to repay the loans upon IPO stock allotment. We monitor our clients’ collateral level and have the right to dispose the newly allotted stocks once the stocks start trading. Bridge loans to enterprise pledged by shares are exposed to credit risk from counterparties who fails to repay the loans. We monitor the collateral level of bridge loans in real time, and have the right to dispose of the pledged shares once the collateral level falls below the minimal level required to get the loans repaid.
Liabilities to other brokers and dealers related to unsettled transactions are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers.
In connection with our clearing activities, we are obligated to settle transactions with brokers and other financial institutions even if our clients fail to meet their obligations to us. Clients are required to complete their transactions by the settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, we may incur losses. We have established procedures to reduce this risk by generally requiring that clients deposit sufficient cash and/or securities into their account prior to placing an order.
Our exposure to credit risk associated with trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the years ended December 31, 2019, 2020, 2021 and for the six months ended June 30, 2022, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2019, 2020, 2021 and June 30, 2022, we did not have any material concentrations of credit risk within or outside the ordinary course of business.
Interest rate risk
Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on cash deposit and floating rate borrowings. We use net interest simulation modeling techniques to evaluate the effect that changes in interest rates might have on pre-tax income. The model includes all interest-sensitive assets and liabilities. The simulations involve assumptions that are inherently uncertain and, as a result, cannot precisely predict the impact that changes in interest rates will have on pre-tax income. Actual results may differ from simulated results due to differences in timing and frequency of rate changes, changes in market conditions and changes in management strategy that lead to changes in the mix of interest-sensitive assets and liabilities.
The simulations assume that the asset and liability structure of the consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the simulations based on our financial position as of June 30, 2022 indicate that a gradual 1% (100 basis points) increase/decrease in interest rates over a 12-month period would have increased/decreased our profit before tax by approximately HK$346.8 million (US$44.3 million), depending largely on the extent and timing of possible changes in floating rates.
Inflation
To date, inflation in China and Hong Kong has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020, 2021 and June 2022 were increases of 4.5%, 0.2%, 1.5% and 2.5% respectively, and according to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index were increases of 2.9% for December 2019, -1.0% for December 2020, 2.4% for December 2021 and 1.8% for June 2022. The global economic growth has, in the past, been accompanied by periods of high inflation. In response, governments have implemented policies from time to time to control inflation, such as restriction on the availability of credit by imposing tighter bank lending policies or higher interest rates, and may take similar measures in response to future inflationary pressures. Rampant inflation without such mitigation policies would likely increase our funding costs, thereby significantly reducing our profitability. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.
OFF-BALANCE SHEET ARRANGEMENTS
We have entered into various off-balance sheet arrangements in the ordinary course of business, primarily to meet the needs of our clients. These arrangements include the margin financing and securities borrowing and lending agreements. The margin loans extended to the clients are collateralized by the cash or securities pledged in clients’ accounts at a required margin level determined at our sole discretion. Securities borrowing and lending transactions require us to deposit cash collateral with the lender and receive the cash collateral from the borrower. The cash collateral is generally in excess of the market value of the securities borrowed and lent. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the borrower of these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our obligations to return the securities. We monitor required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines and control our risk exposure through risk management system. Under applicable agreements, clients are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions.
We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides liquidity, capital resources, market risk support or credit support to us or engages in leasing, hedging or product development services with us.
HOLDING COMPANY STRUCTURE
We began our operations in December 2007 through Shenzhen Futu to provide internet technology and software development services. We undertook the Reorganization to facilitate our initial public offering in the United States. Shensi Beijing, our wholly owned subsidiary, entered into a series of contractual agreements with Shenzhen Futu and its shareholders in September 2018 enable us to (i) exercise effective control over the VIE; (ii) receive substantially all of the economic benefits of the VIE; and (iii) have an exclusive option to purchase all or part of the equity interests in and/or assets of the VIEs when and to the extent permitted by PRC laws.
Futu Holdings Limited, our holding company was incorporated in April 2014. Being a holding company, Futu Holdings Limited has no material operations of its own. We conduct our operations primarily through our subsidiaries in Hong Kong, Singapore, the U.S. and Australia, and the VIEs and its subsidiaries in China. As a result, Futu Holdings Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries in Hong Kong, Singapore, the U.S. and Australia. If our existing Hong Kong, Singapore, the U.S. and Australia subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, the VIEs and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends as of the Latest Practicable Date and may pay dividends until when generate accumulated profits and meet the requirements for statutory reserve funds.
RELATED-PARTY TRANSACTIONS
We enter into transactions with our related parties from time to time. Our Directors confirm that these transactions were conducted in the ordinary and usual course of business and on an arm’s length basis.
UNAUDITED PRO FORMA FINANCIAL INFORMATION
The following unaudited pro forma adjusted net tangible assets attributable to shareholders of our Company prepared in accordance with Rule 4.29 of the Listing Rules are set out below for the purpose of illustrating the effect of the Listing on the unaudited consolidated net tangible assets attributable to shareholders of our Company as at September 30, 2022 as if the Listing had taken place on that date.
The unaudited pro forma adjusted net tangible assets attributable to shareholders of our Company have been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the consolidated net tangible assets attributable to shareholders of our Company as at September 30, 2022 or at any future dates following the completion of the Listing. The unaudited pro forma adjusted net tangible assets attributable to shareholders of our Company are based on the unaudited consolidated net tangible assets attributable to the shareholders of our Company as at September 30, 2022, as shown in the Unaudited Interim Condensed Consolidated Financial Information of the Group.
	Unaudited consolidated net tangible assets attributable to shareholders of our Company as at September 30, 2022(1)	Estimated listing expenses(2)	Unaudited pro forma adjusted net tangible assets attributable to shareholders of our Company	Unaudited pro forma adjusted net tangible assets attributable to shareholders of our Company per Share
	HK$’000	HK$’000	HK$’000	HK$(3)
Based on 1,123,267,879 Shares(3)	20,135,122	(88,888)	20,046,234	17.85

Notes:
(1)
The unaudited consolidated net tangible assets attributable to shareholders of our Company as at September 30, 2022 has been extracted from the Unaudited Interim Condensed Consolidated Financial Information of the Group which is based on the unaudited consolidated net assets attributable to shareholders of the Company as at September 30, 2022 of approximately HK$20,186.2 million with adjustment for intangible assets as at September 30, 2022 of HK$51.1 million.

(2)
The estimated listing expenses in an aggregate amount of approximately HK$88.9 million (excluding listing expenses of approximately HK$5.0 million which have been accounted for in the consolidated statements of comprehensive income of the Group prior to September 30, 2022) mainly include professional fees to the Joint Sponsors, legal advisers, the legal advisers to the Joint Sponsors and the reporting accountant.

(3)
The unaudited pro forma adjusted net tangible assets attributable to shareholders of our Company per Share is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that 1,123,267,879 Shares were in issue (for the purpose of this unaudited pro forma financial information excluding 110,839,528 Shares which are regarded as treasury stock under the share repurchase program of the Company) assuming that the Listing had been completed on September 30, 2022 but does not take into account any Shares which may be issued upon the exercise of options granted under the Share Incentive Plans or any Shares which may be issued or repurchased by our Company.

(4)
No adjustment has been made to reflect any trading result or other transactions of our Group entered into subsequent to September 30, 2022.

DIVIDEND AND DIVIDEND POLICY
Dividend
We did not declare or distribute any dividend to our Shareholders during the years ended December 31, 2019, 2020, 2021, and for the six month ended June 30, 2022.
Dividend policy
Our board of Directors has discretion on whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.
We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in Hong Kong, Mainland China, Singapore, the United States and Australia for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company — B. Business Overview — Regulation — Overview of the Laws and Regulations Relating to Our Business and Operations in China — Regulations on Foreign Exchange — Regulations on Dividend Distribution” in our 2021 Form 20-F.
If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.
DISTRIBUTABLE RESERVES
As of June 30, 2022, we had retained profit of HK$5,366.0 million (US$683.8 million).
LISTING EXPENSES
Listing expenses mainly include (i) sponsor-related expenses of approximately HK$23.5 million, and (ii) non-sponsor related expenses of approximately HK$70.4 million, which consist of, professional fees paid to the reporting accountant, legal advisers and other professional parties for their services rendered in relation to the Listing of approximately HK$56.4 million and other fees and expenses of approximately HK$14.0 million. Approximately HK$2.9 million and HK$2.1 million of the listing expenses were recognized and charged to our consolidated statement of comprehensive income during the year ended December 31, 2021 and the six months ended June 30, 2022, respectively. After June 30, 2022, we expect approximately HK$88.9 million of the listing expenses will be charged to the profit or loss of our Company. The listing expenses above are the latest practicable estimate and are for reference only. The actual amount may differ from this estimate.
NO MATERIAL ADVERSE CHANGE
Our Directors confirm that there has been no material adverse change in our financial or trading position, indebtedness, mortgage, contingent liabilities, guarantees or prospects since June 30, 2022, and there is no event since June 30, 2022 that would materially affect the information shown in the Accountant’s Report up to the Latest Practicable Date.
DISCLOSURE REQUIRED UNDER LISTING RULES
Our Directors confirm that, as of the Latest Practicable Date, there are no circumstances that would give rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing Rules.

RECENT DEVELOPMENT
The table below summarizes our results of operations for the periods indicated:
	For the Nine months ended September 30,
	2021	2022
	HK$	HK$	US$
	(in thousands)
Revenues
Brokerage commission and handling charge income	3,056,091	2,959,050	376,959
Interest income	1,900,608	2,076,484	264,527
Other income	555,812	297,774	37,934
Total revenues	5,512,511	5,333,308	679,420
Costs
Brokerage commission and handling charge expenses	(484,462)	(265,795)	(33,860)
Interest expenses	(321,286)	(110,525)	(14,080)
Processing and servicing costs	(183,463)	(277,642)	(35,369)
Total costs	(989,211)	(653,962)	(83,309)
Total gross profit	4,523,300	4,679,346	596,111
Operating expenses
Research and development expenses	(534,692)	(887,613)	(113,075)
Selling and marketing expenses	(1,055,101)	(742,692)	(94,613)
General and administrative expenses	(311,147)	(600,802)	(76,537)
Total operating expenses	(1,900,940)	(2,231,107)	(284,225)
Others, net	(9,691)	(219,175)	(27,921)
Income before income tax expenses and share of loss from equity method investment	2,612,669	2,229,064	283,965
Income tax expenses	(301,268)	(247,572)	(31,539)
Share of loss from equity method investment	—	(13,324)	(1,697)
Net income	2,311,401	1,968,168	250,729
Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021
Revenues
Our revenues decreased by 3.3% from HK$5,512.5 million in the nine months ended September 30, 2021 to HK$5,333.3 million (US$679.4 million) in the nine months ended September 30, 2022.
•
Brokerage commission and handling charge income.   Our brokerage commission and handling charge income decreased by 3.2% from HK$3,056.1 million in the nine months ended September 30, 2021 to HK$2,959.1 million (US$377.0 million) in the nine months ended September 30, 2022. The decrease was primarily due to a decline in trading volume from the high base during the same period in 2021 when market peaked, which was partially offset by an increase in the blended commission rate as applied based on trading volume from 6.2 basis points to 7.9 basis points.

•
Interest income.   Interest income increased by 9.3% from HK$1,900.6 million in the nine months ended September 30, 2021 to HK$2,076.5 million (US$264.6 million) in the nine months ended September 30, 2022. The increase was mainly driven by higher interest income from bank deposits amid rate hikes despite lower margin financing income and IPO financing interest income.

•
Other income.   Our other income decreased by 46.4% from HK$555.8 million in the nine months ended September 30, 2021 to HK$297.8 million (US$37.9 million) in the nine months ended

September 30, 2022. The decrease was primarily due to lower IPO financing service charge income and underwriting fee income.
Costs
Our total costs decreased by 33.9% from HK$989.2 million in the nine months ended September 30, 2021 to HK$654.0 million (US$83.3 million) in the nine months ended September 30, 2022.
•
Brokerage commission and handling charge expenses.   Our brokerage commission and handling charge expenses decreased by 45.1% from HK$484.5 million in the nine months ended September 30, 2021 to HK$265.8 million (US$33.9 million) in the nine months ended September 30, 2022. Brokerage commission expenses declined by a wider margin than brokerage commission income primarily due to cost savings from our U.S. self-clearing business.

•
Interest expenses.   Our interest expenses decreased by 65.6% from HK$321.3 million in the nine months ended September 30, 2021 to HK$110.5 million (US$14.1 million) in the nine months ended September 30, 2022. The decrease in interest expenses was primarily due to (i) lower margin and IPO financing interest expenses due to a decrease in our interest-bearing borrowings balances and (ii) lower interest expenses associated with our securities borrowing and lending business due to slower trading activities.

•
Processing and servicing costs.   Our processing and servicing costs increased by 51.3% from HK$183.5 million in the nine months ended September 30, 2021 to HK$277.6 million (US$35.4 million) in the nine months ended September 30, 2022. The increase was primarily due to higher cloud service fees to support international market expansion.

Gross Profit and Gross Profit Margin
As a result of the foregoing, our total gross profit increased by 3.4% from HK$4,523.3 million in the nine months ended September 30, 2021 to HK$4,679.3 million (US$596.1 million) in the nine months ended September 30, 2022. Our gross profit margin increased from 82.1% in the nine months ended September 30, 2021 to 87.7% in the nine months ended September 30, 2022, primarily attributable to cost savings from our U.S. self-clearing business and an upgraded service package with our U.S. clearing house and higher operating leverage as a result of our larger business scale.
Operating expenses
Our total operating expenses increased by 17.4% from HK$1,900.9 million in the nine months ended September 30, 2021 to HK$2,231.1 million (US$284.2 million) in the nine months ended September 30, 2022. The increase was mainly driven by an increase in employee compensation and benefits from HK$785.2 million to HK$ 1,497.8 million, which was primarily due to (i) an increase in headcount for across various functions, and (ii) an increase in the number of RSUs granted to our employees under the 2019 Share Incentive Plan in 2022.
•
Research and development expenses.   Our research and development expenses increased by 66.0% from HK$534.7 million in the nine months ended September 30, 2021 to HK$887.6 million (US$113.1 million) in the nine months ended September 30, 2022. The increase was primarily due to the increase in research and development headcount to build U.S. clearing capabilities and support new product offerings in existing and new markets.

•
Selling and marketing expenses.   Selling and marketing expenses decreased by 29.6% from HK$1,055.1 million in the nine months ended September 30, 2021 to HK$742.7 million (US$94.6 million) in the nine months ended September 30, 2022. The decrease was primarily due to fewer net new paying client during the period, leading to lower selling and marketing expense.

•
General and administrative expenses.   Our general and administrative expenses increased by 93.1% from HK$311.1 million in the nine months ended September 30, 2021 to HK$600.8 million (US$76.5 million) in the nine months ended September 30, 2022. The increase was primarily due to an increase in headcount for general and administrative personnel.

Income tax expenses
We recorded income tax expenses of HK$247.6 million (US$31.5 million) in the nine months ended September 30, 2022, compared to HK$301.3 million in the nine months ended September 30, 2021, primarily due to decrease in our income before income tax expenses.
Net income and net income margin
As a result of the foregoing, we recorded net income of HK$1,968.2 million (US$250.7 million) and net income margin at 36.9% in the nine months ended September 30, 2022, compared to HK$2,311.4 million and net income margin at 41.9% in the nine months ended September 30, 2021.
CASH FLOW DATA
The following table sets forth a summary of our cash flows for the periods indicated:
	For the Nine months ended September 30,
	2021	2022	2022
	HK$	HK$	US$
	(in thousands)
Net cash generated from operating activities	5,204,783	2,170,283	276,476
Net cash generated from investing activities	242,581	769,963	98,087
Net cash generated from/(used in) financing activities	13,335,444	(2,593,823)	(330,432)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	88,578	(108,099)	(13,770)
Net increase in cash, cash equivalents and restricted cash	18,871,386	238,324	30,361
Cash, cash equivalents and restricted cash at beginning of the period	43,521,758	59,291,512	7,553,251
Cash, cash equivalents and restricted cash at end of the period	62,393,144	59,529,836	7,583,612
Operating activities
Net cash generated from operating activities in the nine months ended September 30, 2022 was HK$2,170.3 million (US$276.5 million), as compared to net income of HK$1,968.2 million (US$250.7 million) in the same period. The difference was primarily due to net decrease of HK$3.0 billion (US$0.4 billion) in account receivables from clients and brokers, and net increase of HK$1.7 billion (US$0.2 billion) in accounts payables to clearing organization, partially offset by net decrease of HK$4.5 billion (US$0.6 billion) in securities sold under agreements to repurchase.
Investing activities
Net cash generated from investing activities in the nine months ended September 30, 2022 was HK$770.0 million (US$98.1 million), primarily due to the proceeds from disposal of short-term investments of HK$4,560.1 million (US$580.9 million), partially offset by the purchase of short-term investments of HK$3,377.2 million (US$430.2 million).
Financing activities
Net cash used in financing activities in the nine months ended September 30, 2022 was HK$2,593.8 million (US$330.4 million), primarily attributable to repayment of short-term borrowings of HK$55.3 billion (US$7.0 billion) and purchase of treasury stock of HK$2,796.5 million (US$356.3 million), partially offset by proceeds from short-term borrowings of HK$55.5 billion (US$7.1 billion).
RECONCILIATION BETWEEN U.S. GAAP AND IFRS
The unaudited interim consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS and are extracted from the unaudited interim condensed consolidated financial information. The main reconciling items include issuance costs, operating leases, share-based compensation and expected credit loss. The following tables set forth the effects of material differences prepared under U.S. GAAP and IFRS:
	Nine months ended September 30,
	2021	2022
	(HK$ in thousands)
Reconciliation of net income attributable to our Company in the consolidated statements of comprehensive income
Net income attributable to our Company in the consolidated statements of comprehensive income as reported under U.S. GAAP	2,311,401	1,968,168
IFRS adjustments:
Issuance costs(1)	—	(5,195)
Operating leases(2)	(1,664)	(196)
Share-based compensation(3)	(49,247)	(106,549)
Expected credit loss(4)	(1,313)	683
Net income attributable to our Company in the consolidated statements of comprehensive income as reported under IFRS	2,259,177	1,856,911
	As of December 31,	As of September 30,
	2021	2022
	(HK$ in thousands)
Reconciliation of total shareholders’ equity in the consolidated balance sheets
Total shareholders’ equity as reported under U.S. GAAP	20,985,559	20,186,243
IFRS adjustments:
Issuance costs(1)	(14,336)	(19,531)
Operating leases(2)	(8,454)	(7,869)
Expected credit loss(4)	(12,342)	(11,624)
Total shareholders’ equity as reported under IFRS	20,950,427	20,147,219

Notes:
(1)
Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply a different criterion for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of our Group in the capital market, and were allocated proportionately between the existing and new shares. As a result, our Group recorded issuance costs associated with the listing of existing shares in the profit or loss.
(2)
Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as operating lease expenses, which results in a straight-line recognition effect in the consolidated statements of operations and comprehensive loss.

Under IFRS, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured using the effective interest rate method, which generally yields a “front-loaded” expense with more expense recognized in earlier years of the lease.
(3)
Our Group granted options and restricted share units with service condition only to employees and modified the exercise price of 8,113,145 stock options granted under 2014 Share Incentive Plan to from US$1.20 to US$0.60 on December 30, 2019.

Under U.S. GAAP, the share-based compensation expenses are recognized over the vesting period using straight-line method. While under IFRS, the graded vesting method must be applied, our Group should treat each installment of the award as a separate grant, this means that each installment would be separately measured and attributed to expense over the related vesting period, which would accelerate the expense recognition.
(4)
Our Group is mainly exposed to credit risk associated with loans and advances.

Under U.S. GAAP, prior to January 1, 2020, our Group applied incurred loss methodology for recognizing credit losses. On January 1, 2020, our Group adopted FASB ASC Topic 326 and applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for the loans and advances.

Under IFRS, impairment model of financial assets is an expected loss model. Our Group applies a three-stage impairment model to calculate their impairment allowance and recognise their expected credit losses from January 1, 2018 for loans and advances. Our Group considers the credit risk characteristics of loans and advances when determining if there is significant increase in credit risk since the initial recognition. For loans and advances with or without significant increase in credit risk, lifetime or 12-month expected credit losses are provided respectively. The expected credit loss is the result of discounting the product of exposure at default, probabilities of default and loss given default, based on the past history, existing market conditions as well as forward looking estimates.
CAPITAL EXPENDITURES
Our capital expenditures primarily incurred for purchase of property, equipment and intangible assets. Our capital expenditures were HK$75.5 million (US$9.6 million) for the nine months ended September 30, 2022. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

CONNECTED TRANSACTIONS

The following section sets forth supplemental information concerning connected transactions pursuant to the Listing Rules in the Listing Document.
Following the Listing, the following transactions between members of our Group and our connected persons will constitute continuing connected transactions of our Company under Chapter 14A of the Listing Rules.
OUR CONNECTED PERSONS
The table below sets forth the connected persons of our Company involved in the non-exempt continuing connected transactions upon the Listing and the nature of their connection with our Company.
Name	Connected relationship
Mr. Leaf Hua Li	Mr. Li is the founder, chairman of the Board, executive Director and chief executive officer of our Company. Therefore, Mr. Li and his associates are connected persons of our Company.
Tencent
Tencent is a substantial shareholder of our Company. Therefore, Tencent and its associates are connected persons of our Company. Shenzhen Tencent Computer Systems Company Limited (“Tencent Computer”) is a subsidiary of Tencent and a connected person of our Company.

SUMMARY OF OUR CONTINUING CONNECTED TRANSACTIONS
We have entered into the following transactions with the above-mentioned connected persons that will constitute continuing connected transactions under Rule 14A.31 of the Listing Rules upon the Listing:
		Applicable Listing Rules		Proposed Annual Caps for the Year ending December 31,
No.	Transactions		Waivers	2022	2023	2024
(HK$’000)
Fully-exempt continuing connected transactions
1.	Provision of brokerage services by our Group to certain Directors, connected persons and their respective associates	14A.34, 14A.52, 14A.53, 14A.76 and 14A.105	N/A	N/A	N/A	N/A
2.	Provision of ESOP Services by our Group to Tencent Group	14A.34, 14A.52, 14A.53, 14A.76 and 14A.105	N/A	N/A	N/A	N/A
3.	Provision of SMS Services by Tencent Group to our Group	14A.34, 14A.52, 14A.53, 14A.76 and 14A.105	N/A	N/A	N/A	N/A

		Applicable Listing Rules		Proposed Annual Caps for the Year ending December 31,
No.	Transactions		Waivers	2022	2023	2024
				(HK$’000)
Non-exempt continuing connected transactions
1.	Provision of Cloud Services and Related Services and Equipment by Tencent Group to our Group	14A.34, 14A.35, 14A.36, 14A.49, 14A.71, 14A.76 and 14A.105	Requirements as to announcement, circular, independent Shareholders’ approval	197,475	241,179	313,533
2.	Contractual Arrangements	14A.34, 14A.35, 14A.36, 14A.49, 14A.52, 14A.53 to 59, 14A.71 and 14A.105	Requirements as to announcement, circular, independent Shareholders’ approval, annual caps, and fixed term of not more than three years	N/A	N/A	N/A
FULLY-EXEMPT CONTINUING CONNECTED TRANSACTIONS
We set out below a summary of the continuing connected transactions of our Company, which are fully exempt from all of the reporting, annual review, announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
1.
Provision of Brokerage Services by our Group to certain Directors, Connected Persons and their respective Associates

We provide brokerage services to some of our Directors (including Mr. Li, Mr. Nineway Jie Zhang and Mr. Shan Lu), our former directors of our Company, directors of the members of our Group and their respective associates (who are our connected persons) in our ordinary course of business. The terms and conditions of the brokerage services (including but not limited to the commission and fee charged by us) which we offered to such connected persons are on normal commercial terms comparable to those offered to independent clients. It is expected that we will continue to provide such services to such connected persons after Listing, which will constitute continuing connected transactions of our Company under Chapter 14A of the Listing Rules.
As all of the applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of these transactions are expected to be less than 0.1% on annual basis, the brokerage services to our Directors, our former directors of our Company, directors of the members of our Group and their respective associates will be exempted from the reporting, annual review, announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
2.
Provision of ESOP Services by our Group to certain Members of Tencent Group

We provide ESOP management services to certain members of Tencent Group in our ordinary course of business and will continue to do so after Listing. In provision of such ESOP management services to certain members of Tencent Group, we will execute and administer certain employee stock incentive plans (including but not limited to all workflow and administration surrounding ESOP fulfilment, including employee communications and records management) of certain members of the Tencent Group (the “ESOP Services”). The terms and conditions of the ESOP Services (including but not limited to the commission and fee charged by us) which we offered to such connected persons are on normal commercial terms comparable to those offered to independent corporate clients. Separate underlying agreements will be entered into between the relevant parties, which will set out the precise scope of services, basis of service fees, payment terms and other details of the services to be provided by us pursuant to the terms of each of the ESOP Services. It is expected that we will continue to provide the ESOP Services to such connected persons after Listing, which will constitute continuing connected transactions of our Company under Chapter 14A of the Listing Rules.
As all of the applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of these transactions contemplated under the ESOP Services are expected to be less than 0.1% on annual basis, the ESOP Services to certain members of Tencent Group will be exempted from the reporting, annual review, announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
3.
Provision of SMS Services by Tencent Group to our Group

We engage the Tencent Group to provide us with short messaging service (SMS) to us for reaching our users and clients in our ordinary course of business (the “SMS Services”). In return, we will pay service fees calculated based on the prescribed fee rate and the type and number of SMS text message. The terms and conditions (including but not limited to the fees charged by the Tencent Group) are on normal commercial terms, and are comparable to those that it offers to other independent third parties and to those offered by other third party SMS service providers. Separate underlying agreements will be entered into between the relevant parties, which will set out the precise scope of services, basis of service fees, payment terms and other details of the services to be provided by the Tencent Group in respect of the SMS Services. It is expected that we will continue to procure the SMS Services from the Tencent Group after Listing, which will constitute continuing connected transactions of our Company under Chapter 14A of the Listing Rules.
As all of the applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of these transactions contemplated under the SMS Services are expected to be less than 0.1% on annual basis, the SMS Services provided by the Tencent Group to our Group will be exempted from the reporting, annual review, announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
We set out below a summary of the continuing connected transactions of our Company, which are subject to the reporting, annual review, announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
1.
Provision of Cloud Services and Related Services and Equipment by Tencent Group to our Group

(a)
Parties

Our Company; and
Tencent Computer
(b)
Principal Terms

On December 21, 2022, our Company (for itself and on behalf of other members of our Group) entered into a cloud services and related services and equipment framework agreement (the “Cloud Services Framework Agreement”) with Tencent Computer (for itself and on behalf of Tencent and its associates, the “Represented Tencent Group”), pursuant to which the Represented Tencent Group will provide cloud services and related services and equipment (including but not limited to, cloud servers, cloud database, cloud security, risk monitoring and management, cloud assessment, computing and network, domain name resolution service, and other related hardware and software services) to us. In return, we will pay service fees and/or equipment fees to the Represented Tencent Group.
Separate underlying agreements will be entered into between the relevant parties, which will set out the precise scope of services, type and quantity of equipment, basis of service fees and/or equipment fees, payment terms and other details of the services to be provided by the Represented Tencent Group pursuant to the terms of the Cloud Services Framework Agreement.

The initial term of the Cloud Services Framework Agreement will commence on the Listing Date and end on December 31, 2024, subject to the renewal upon the mutual agreement of both parties and in compliance with the Listing Rules.
(c)
Reasons for the Transactions

As the Represented Tencent Group is a leading integrated service provider for a wide range of cloud services and technical services in China and is able to provide quality, reliable and cost-efficient services. Part of our servers are operated by cloud-based technology and certain data are retained on cloud database. Leveraging on cloud services, we can effectively and flexibly manage the number of our physical servers on as-needed basis. Considering our business has undergone, and is expected to undergo, rapid growth, it is expected that obtaining such services from an integrated service provider is a cost-effective alternative to support our technology infrastructure.
(d)
Pricing Policies

Before entering to any separate underlying agreement in respect of the cloud services and related services and equipment to be provided by the Represented Tencent Group, we will assess our business need and compare the terms and conditions and scope of services proposed by the Represented Tencent Group with those offered by comparable service providers who are independent third parties, and we will consider various factors, including but not limited to, (i) the service fee and equipment fee rates offered by different service providers; (ii) the quality, stability and reliability of cloud and related services of different service providers; and (iii) the quantity, quality and type of related equipment offered by different service providers. We will engage, and enter into the specific agreement(s) under the Cloud Services Framework Agreement with, the Represented Tencent Group if the terms and conditions are fair and reasonable and on normal commercial terms (or terms that are no less favourable than those offered by independent third parties who can provide comparable services) and in the interest of our Company and its Shareholders as a whole.
The service fee proposed by the Represented Tencent Group is based on a predetermined pricing mechanism set by the Represented Tencent Group, which is published on Tencent Cloud’s website and similar to fee rates offered to other third parties. The service fee rates of the cloud services and technical services vary depending on the exact type of services involved and actual utilization of such services, to be specific, (i) cloud server service fee is charged based on data traffic consumed each month, and the service fee rate is predetermined taking into consideration of servers, bandwidth, etc.; (ii) the service fee of cloud security is charged based on different packages and the fee rates of packages are predetermined based on bandwidth, servers and specific security services included in such packages; and (iii) the data storage service fee is charged based on the data consumed.
(e)
Historical Amounts, Proposed Annual Caps and Basis of the Caps

The following tables set forth (a) the aggregate amount of fees paid by us to the Represented Tencent Group for the provision of cloud and technical services and related equipment to us during the Track Record Period; and (b) the proposed annual caps under the Cloud Services Framework Agreement:
	For the year ended December 31,			For the six months ended June 30, 2022
	2019	2020	2021
	(HK$’000)
Service fees and related equipment fees paid by us to the Represented Tencent Group	56,947	53,944	163,913	93,702
	For the year ending December 31,
	2022	2023	2024
	(HK$’000)
Service fees and related equipment fees payable by us to the Represented Tencent Group	197,475	241,179	313,533

When estimating the proposed annual caps under the Cloud Services Framework Agreement, we have considered various factors, including:
(i)
the historical service fees and related equipment fees paid by us and the existing agreements between our Group and the Represented Tencent Group. During the Track Record Period, we incurred significantly increasing service fees and related equipment fees paid to the Represented Tencent Group in respect of cloud services and related equipment due to the growth of our business and the resultant demand for cloud services and related services and equipment for our growing user and client base. The service fees and related equipment fees paid by us to the Represented Tencent Group were approximately HK$56.9 million, HK$53.9 million and HK$163.9 million in 2019, 2020 and 2021, respectively, and approximately HK$93.7 million for the six months ended June 30, 2022;

(ii)
the expected overall business growth and the expected growth in our user and client base. During the Track Record Period, our user base has grown from 7.5 million as of December 31, 2019 to 17.4 million as of December 31, 2021 and further to 18.6 million as of June 30, 2022, and our client base has grown from 717,842 as of December 31, 2019 to 2.8 million as of December 31, 2021 and further to 3.0 million as of June 30, 2022. Along with such growth of user and client base, we expect higher user engagement on our platform and continual development of our services and products, resulting in an increase in our demand for cloud services and related services and equipment (including but not limited to the higher demand for cloud servers, cloud database, cloud security, risk monitoring and management to handle such user traffic and data amount). The proposed annual caps in respect of the cloud services and related services and equipment are expected to increase along with the overall business growth; and

(iii)
our estimated demand for the cloud services and technology services from the Represented Tencent Group for the three years ending December 31, 2022, 2023 and 2024 is expected to increase with a CAGR of approximately 26% due to our growing demand for its market-leading technologies having considered the expected overall business growth and development.

(f)
Listing Rules Implications

In respect of the transactions contemplated under the Cloud Services Framework Agreement, as the highest applicable percentage ratios (other than the profits ratio) under the Listing Rules is expected to be more than 5%, the transactions will be subject to the reporting, annual review, announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
2.
Contractual Arrangements

(a)
Background

Due to regulatory restrictions on foreign ownership in the PRC, we conduct a portion of our business through the Consolidated Affiliated Entities in the PRC. We do not hold any equity interests in the Consolidated Affiliated Entities. The Contractual Arrangements among relevant members of our Group, the Consolidated Affiliated Entities and shareholders of the Consolidated Affiliated Entities enable us to (i) exercise effective control over the Consolidated Affiliated Entities and their subsidiaries; (ii) receive substantially all of the economic benefits from the Consolidated Affiliated Entities; and (iii) have an exclusive option to purchase all or part of the equity interests in, and/or assets, the Consolidated Affiliated Entities when and to the extent permitted by the PRC laws.
Please see the section headed “Contractual Arrangements” for details of the agreements underlying the Contractual Arrangements.
(b)
Listing Rules Implications

The transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of our Company under the Listing Rules upon Listing as certain parties to the Contractual Arrangements, namely Mr. Li and Ms. Lei Li (Mr. Li’s spouse), are connected persons of our Group.
(c)
Waiver Application

Our Directors (including the independent non-executive Directors) are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to our legal structure and business operations, that such transactions have been and will be entered into in our ordinary and usual course of business, are normal commercial terms or better, and the terms are fair and reasonable and in the interests of our Group and our Shareholders as a whole.
Our Directors also believe that our structure, whereby the financial results of the Consolidated Affiliated Entities are consolidated into our financial statements as if they were our Company’s subsidiaries and all the economic benefits of their business flows to our Group, places our Group in a special position in relation to the connected transaction rules. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by the Consolidated Affiliated Entities and any member of our Group from time to time (“New Intergroup Agreements”) will technically constitute continuing connected transactions under Chapter 14A of the Listing Rules. Our Directors consider that it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to our Company, for all such transactions to be subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among other things, the announcement and independent shareholders’ approval requirements. In addition, given the Contractual Arrangements were entered into prior to the Listing and are disclosed in this document, and potential investors of our Company will participate in the Listing on the basis of such disclosure, our Directors consider that compliance with the announcement and the independent shareholders’ approval requirements in respect thereof immediately after Listing would add unnecessary administrative costs to our Company.
WAIVERS
In respect of the non-exempt continuing connected transactions contemplated under the Cloud Services Framework Agreement, we have applied for, and the Hong Kong Stock Exchange has granted, waivers from strict compliance with the reporting, annual review, announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
In respect of the Contractual Arrangements and the New Intergroup Agreements, we have applied for, and the Hong Kong Stock Exchange has granted, (i) a waiver from strict compliance with announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules; (ii) a waiver from strict compliance with the requirements to set a term not exceeding three years under Rule 14A.52 of the Listing Rules; and (iii) a waiver from strict compliance with the requirements to set monetary annual caps under Rule 14A.53 of the Listing Rules, subject to the following conditions:
(a)
No change without independent non-executive Directors’ approval

Save as described below, no change to the Contractual Arrangements (including with respect to any fees payable to the WFOEs thereunder) will be made without the approval of our independent non-executive Directors.
(b)
No change without independent Shareholders’ approval

Save as described in paragraph (d) below, no change to the agreements governing the Contractual Arrangements will be made without the approval of our independent Shareholders. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of our Company will however continue to be applicable.
(c)
Economic benefits and flexibility

The Contractual Arrangements shall continue to enable our Group to receive the economic benefits derived by the Consolidated Affiliated Entities through (i) our Group’s options (if and when so allowed under the applicable PRC laws) to acquire, all or part of the equity interests in the Consolidated Affiliated Entities held by the Registered Shareholders for nil consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations; (ii) the business structure under which the profit generated by the Consolidated Affiliated Entities is substantially retained by our Group, such that no annual cap shall be set on the amount of service fees payable to the WFOEs by the Consolidated Affiliated Entities under the

Contractual Arrangements; and (iii) our Group’s right to control the management and operation of, as well as, in substance, a substantial portion of the voting rights of the Consolidated Affiliated Entities.
(d)
Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between, on the one hand, our Company and the subsidiaries in which our Company has direct shareholding and, on the other hand, the Consolidated Affiliated Entities, this framework may be renewed and/or reproduced without an announcement, circular, or obtaining the approval of our Shareholders (i) upon the expiry of the existing arrangements; (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities; or (iii) in relation to any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of our Group. The directors, chief executive or substantial shareholders of any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of our Group will, upon renewal and/or reproduction of the Contractual Arrangements, be treated as connected persons of our Group and transactions between these connected persons and our Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals. Any such renewed or reproduced agreements will be on substantially the same terms and conditions as the existing Contractual Arrangements.
(e)
Ongoing reporting and approvals

We will disclose details relating to the Contractual Arrangements on an ongoing basis:
•
the Contractual Arrangements in place during each financial period will be disclosed in our Company’s annual report and accounts in accordance with the relevant provisions of the Listing Rules;

•
our independent non-executive Directors will review the Contractual Arrangements annually and confirm in our Company’s annual report that for the relevant year (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements; (ii) no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group; and (iii) any new contracts entered into, renewed or reproduced between our Group and the Consolidated Affiliated Entities are fair and reasonable, or advantageous, so far as our Group is concerned and in the interests of our Shareholders as a whole;

•
our Company’s auditors will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to our Directors with a copy to the Hong Kong Stock Exchange, confirming that the transactions have been approved by our Board, have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group;

•
for the purpose of Chapter 14A of the Listing Rules, and in particular the definition of “connected person,” the Consolidated Affiliated Entities will be treated as our Company’s subsidiaries, but at the same time, the directors, chief executives or substantial shareholders of the Consolidated Affiliated Entities and their associates will be treated as connected persons of our Company as applicable under the Listing Rules (excluding for this purpose, the Consolidated Affiliated Entities themselves), and therefore transactions between these connected persons and our Group (including for this purpose, the Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules; and

•
the Consolidated Affiliated Entities will, for so long as our Class A Ordinary Shares are listed on the Hong Kong Stock Exchange, provide our Group’s management and our Company’s auditors with full access to their relevant records for the purpose of reporting on the connected transactions.

INTERNAL CONTROL MEASURES
In order to ensure that the terms under the relevant agreements for the continuing connected transactions are fair and reasonable, and the transactions are carried out based on normal or no less than favourable commercial terms, we have adopted the following internal control procedures:

•
we have adopted and implemented a management system on connected transactions. Under such systems, our audit committee is responsible for conducting review on compliance with relevant laws and regulations, our Company’s policies and the Listing Rules in respect the continuing connected transactions. In addition, our audit committee, the Board and other internal departments of our Company (including our finance and legal departments) are jointly responsible for evaluating the terms under framework agreements for the continuing connected transactions, in particular, the fairness of the pricing policies and annual caps under each agreement;

•
our audit committee, the Board and other internal departments of our Company also regularly review and monitor the performance status, transaction update and the pricing policies of the specific business agreements entered into under the framework agreements;

•
our independent non-executive Directors and auditors will conduct annual review of the continuing connected transactions under the framework agreements and provide annual confirmation to ensure that in accordance with Rules 14A.55 and 14A.56 of the Listing Rules the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and in accordance with the relevant pricing policies;

•
when considering service fees for the services and fees for equipment to be provided to our Group by our connected persons or the service fees for the services to be provided by our Group to our connected persons, we will regularly consider the prevailing market conditions and practices and make reference to the pricing and terms between us and independent third parties for similar transactions, to make sure that the terms and conditions offered by/to our connected transactions from mutual commercial negotiations (as the case may be) are fair and reasonable and are based on normal or no less favourable commercial terms than those offered by/to other comparable independent third parties; and

•
when considering any renewal or amendment to the framework agreements after Listing, our interested Directors and Shareholders shall abstain from voting on the resolutions to approve such transactions at Board meetings or Shareholders’ general meetings (as the case may be), and our independent non-executive Directors and independent Shareholders have the right to consider if the terms of the non-exempt continuing connected transactions (including the proposed annual caps) are fair and reasonable, and on normal commercial terms and in the interests of our Company and our Shareholders as a whole. If the independent non-executive Directors’ or independent Shareholders’ approvals cannot be obtained, we will not continue the transactions under the framework agreement(s) to the extent that they constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules.

CONFIRMATION FROM THE DIRECTORS
Our Directors (including the independent non-executive Directors) are of the view that (i) the non-exempt continuing connected transactions contemplated under the Cloud Services Framework Agreement above have been and will be entered into in our ordinary and usual course of business, on normal commercial terms or better, and the terms are fair and reasonable and in the interests of our Company and the Shareholders as a whole, and (ii) the proposed caps under such non-exempt continuing connected transactions are fair and reasonable and in the interests of our Company and the Shareholders as a whole.
Our Directors (including the independent non-executive Directors) are of the view that (i) the Contractual Arrangements and the transactions contemplated therein are fundamental to our legal structure and business operations; (ii) such transactions have been and will be entered into in our ordinary and usual course of business, on normal commercial terms or better, and the terms are fair and reasonable and in the interests of our Company and the Shareholders as a whole; and (iii) it is a justifiable and normal business practice for the Contractual Arrangements of this type to be of a term greater than three years.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated and supplemental information concerning our directors and senior management in the Listing Document.
BOARD OF DIRECTORS
Upon Listing, our Board will consist of six Directors, including two executive Directors, one non-executive Director and three independent non-executive Directors. The following table provides certain information about our Directors:
Name	Position	Age	Date of appointment as Director	Date of joining our Group	Role and responsibility
Leaf Hua Li (李華)	Founder, Chairman of the Board, Executive Director and Chief Executive Officer	45	April 15, 2014	December 2007	Responsible for the overall strategy, research and development, business development and management of our Group
Nineway Jie Zhang (張傑)	Executive Director	48	October 31, 2014	October 2013	Responsible for the overall strategy and business development of our Group
Shan Lu (盧山)	Non-executive Director	47	October 31, 2014	October 2014	Participating in the formulation of the overall strategy of our Group
Vic Haixiang Li (李海翔)	Independent Non-executive Director(1)	50	March 7, 2019	March 2019	Providing professional opinion and advice to the Board
Brenda Pui Man Tam (譚沛雯)	Independent Non-executive Director(2)	52	March 7, 2019	March 2019	Providing professional opinion and advice to the Board
Yijiang Wang (王一江)	Independent Non-executive Director(3)	69	Listing Date	Listing Date	Providing professional opinion and advice to the Board

Notes:
(1)
Mr. Vic Haixiang Li is our independent director under applicable U.S. regulations and is also an independent non-executive Director for the purpose of the Listing Rules.

(2)
Ms. Brenda Pui Man Tam is our independent director under applicable U.S. regulations and is also an independent non-executive Director for the purpose of the Listing Rules. We have determined that Ms. Tam qualifies as an “audit committee” financial expert under the applicable rules of the SEC and has the appropriate professional accounting or financial management experience.

(3)
The appointment of Mr. Yijiang Wang as our independent non-executive Director will take effect from the Listing Date.

(4)
Other than their roles as Directors, there are no family or other relationships among any of the Directors.

Executive Directors
Leaf Hua Li (李華), aged 45, is our founder, chairman of the Board, executive Director and chief executive officer. Mr. Li currently holds various positions in other members of the Group, including director, chief executive officer, legal representative and general manager. He is responsible for the overall strategy, research and development, business development and management of our Company. Mr. Li also leads the technology committee of our Company to formulate technology development strategies, optimize the existing technology infrastructure and implement large-scale technology projects of our Group.
Mr. Li has rich experience and expertise in the technology and internet sectors in China. Before founding our Company, Mr. Li had served in several senior management roles at Tencent, including the head of Tencent’s multi-media business and its innovation center. He joined Tencent in 2000 and was the 18th founding employee of Tencent. He was an early and significant research and development participant of Tencent QQ, the founder of Tencent Video and also led the product design and development of Tencent Video. Mr. Li invented over ten international and domestic patents during his service at Tencent.
Mr. Li has been an independent director of Boqii Holding Limited, a company listed on the NYSE (stock symbol: BQ), since September 2020.
Mr. Li received his bachelor’s degree in computer science and technology from Hunan University in June 2000.
Nineway Jie Zhang (張傑), aged 48, is our executive Director. Mr. Zhang currently holds various positions in other members of the Group, including director, legal representative and general manager. Mr. Zhang is responsible for the overall strategy and business development of our Group.
Mr. Zhang has been working in internet securities trading business since 2002. Prior to joining our Group, Mr. Zhang served as the deputy head of the business department of the Shenzhen branch of China Galaxy Securities Co., Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 6881), responsible for the development of online retail business.
Mr. Zhang received an associate’s degree in marketing from Nanjing University of Science and Technology in June 1994, a master’s degree in business administration from South China University of Technology in June 2009 and an executive master’s degree in business administration from Cheung Kong Graduate School of Business in September 2013.
Non-executive Director
Shan Lu (盧山), aged 47, is our non-executive Director and participates in the formulation of the overall strategy of our Group.
Mr. Lu joined Tencent in 2000 and currently serves as the Senior Executive Vice President of Tencent and President of the Technology and Engineering Group of Tencent. Previously, Mr. Lu served as General Manager of the IM Product Division, Vice President of the Platform Research and Development System and Senior Vice President of the Operations Platform System of Tencent. Since March 2008, he has been responsible for managing Tencent’s operating system. Since May 2012, he has been leading Tencent’s Technology and Engineering Group. Mr. Lu has extensive experience in Internet technology. Mr. Lu has served as a director of China United Network Communications Limited, a company listed on the Shanghai Stock Exchange (stock code: 600050), since February 2018.
Mr. Lu received a Bachelor of Science degree in Computer Science and Technology from the University of Science and Technology of China (USTC) in July 1998.
Independent Non-executive Directors
Vic Haixiang Li (李海翔), aged 50, is our independent non-executive Director, and is mainly responsible for providing professional opinion and advice to the Board.

Mr. Vic Li is the founder and managing partner of Virtus Inspire Ventures, a boutique venture capital fund that offers seed, venture, and growth stage funding, responsible for providing strategic advice on the overall development of Virtus Inspire Ventures. Prior to founding Virtus Inspire Ventures, Mr. Vic Li had served as the Senior Executive Vice President of Tencent since 1999 and was responsible for the planning, construction and management and operation of its platforms. From 2010 to 2012, he was in charge of Tencent’s online search business. Mr. Vic Li left Tencent in 2012. He now focuses on investments in technology, media and telecommunications as well as medical technology companies in China.
Mr. Vic Li received his bachelor’s degree in computer software from South China University of Technology in July 1994 and his master’s degree in business administration from China Europe International Business School in September 2017. He was recognized as “China Top CIO” by the CEO and CIO magazine in 2008.
Brenda Pui Man Tam (譚沛雯), aged 52, is our independent non-executive Director and is responsible for providing professional opinion and advice to the Board.
Ms. Tam served as a partner at the Beijing office of PricewaterhouseCoopers China and PricewaterhouseCoopers Hong Kong from 2007 to 2016 and a senior manager at the Beijing office of PricewaterhouseCoopers China from 2006 to 2007. Prior to that, Ms. Tam served as an audit experienced manager and an audit senior manager at the San Jose office of PricewaterhouseCoopers LLP from 2000 to 2006. Ms. Tam also served in multiple audit positions at PricewaterhouseCoopers Hong Kong from 1995 to 2000 and at Ernst & Young Hong Kong from 1992 to 1995.
Ms. Tam received her bachelor’s degree in accountancy from City University of Hong Kong in November 1992. Ms. Tam is qualified as a certified public accountant in the United States (California), a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants in the United Kingdom.
Yijiang Wang (王一江), aged 69, is our independent non-executive Director and is responsible for providing professional opinion and advice to the Board. Dr. Wang’s appointment will take effect from the Listing Date.
Dr. Wang is currently a professor of economics and human resources management and the associate dean for academic affairs of the Cheung Kong Graduate School of Business (“CKGSB”). Prior to joining CKGSB, Dr. Wang held positions including a member of the Chinese Economists’ Society in the U.S. Dr. Wang has been editorial board member, co-editor and/or chief editor of various internationally renowned journals, including the China Economic Review, South China Economics, Annals of Economics and Finance and Journal of Comparative Economics.
Dr. Wang has been an independent non-executive director of Shenzhen Overseas Chinese Town Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000069) since April 2020, China VAST Industrial Urban Development Co., Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 6166) since November 2017 and TCL Electronics Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code: 1070) since February 2016. He has also been a non-executive director of Zhejiang Red Dragonfly Footwear Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 603116) since September 2019. He was an independent non-executive director of Zhuhai Holdings Investment Group Limited, a company which was listed on and has been delisted from the Hong Kong Stock Exchange, from August 2015 to June 2016. He was also an independent director of Shenzhen Zhongqingbao Interactive Network Co. Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 300052) from March 2014 to May 2020.
Dr. Wang received his bachelor’s degree in economics from Peking University in July 1982, master’s degree in economics from Peking University in July 1985, master’s degree in economics from Harvard University in June 1989 and Doctor of Philosophy in economics from Harvard University in November 1991.
Other Disclosure Pursuant to Rule 13.51(2) of the Listing Rules
Save as disclosed in this document, (i) none of the Directors had held any other directorships in any other company listed in Hong Kong or overseas during the three years immediately prior to the Latest Practicable

Date; (ii) there is no other matter in respect of each of our Directors that is required to be disclosed pursuant to Rules 13.51(2)(a) to (v) of the Listing Rules; and (iii) there is no other material matter relating to our Directors that needs to be brought to the attention of our Shareholders.
SENIOR MANAGEMENT
Our senior management is responsible for the day-to-day management of our business. The following table sets out certain information in respect of the senior management of the Group:
Name	Position	Age	Date of joining our Group	Role and responsibility
Leaf Hua Li (李華)	Founder, Chairman of the Board, Executive Director and Chief Executive Officer	45	December 2007	Responsible for the overall strategy, research and development, business development and management of our Group
Arthur Yu Chen (陳宇)	Chief Financial Officer	46	September 2017	Responsible for the accounting, finance and internal controls functions, and the capital markets activities of our Group
Robin Li Xu (徐禮)	Senior Vice President	39	August 2013	Responsible for product development, operations, marketing and business growth of our Group

Note:
(1)
Other than their roles as our senior management members, there are no family or other relationships among any of the senior management members.

Leaf Hua Li (李華), aged 45, is our founder, chairman of the Board, executive Director and chief executive officer. For further details, please refer to the section headed “— Executive Directors” above.
Arthur Yu Chen (陳宇), aged 46, has served as our chief financial officer since September 2017 and is responsible for the accounting, finance and internal controls functions, and the capital markets activities of our Group.
Prior to joining our Group, Mr. Chen served as a director at Citigroup Global Markets Asia Limited from 2009 to 2016 in its equity business, responsible for management of institutional stock business. Mr. Chen also served as a vice president at China International Capital Corporation from 2005 to 2009.
Mr. Chen received his bachelor’s degree in economics from Shanghai University of Finance & Economics in June 1998 and his master’s degree in business administration from China Europe International Business School in December 2005.
Robin Li Xu (徐禮), aged 39, has served as a senior vice president of our Company since September 2019 and is responsible for product development, operations, marketing and business growth of our Group.
Mr. Xu served as our vice president from August 2013 to September 2019. Prior to joining our Group, Mr. Xu has over ten years of experience in the internet industry including seven years at Tencent where he was a senior product manager responsible for online payment product development and operations for Tenpay.
Mr. Xu received his bachelor’s degree in science from Heilongjiang University in July 2006.

Other Disclosure Pursuant to Rule 13.51(2) of the Listing Rules
Save as disclosed in this document, (i) none of the senior management members had held any other directorships in any other company listed in Hong Kong or overseas during the three years immediately prior to the Latest Practicable Date; (ii) there is no other matter in respect of each of our senior management members that is required to be disclosed pursuant to Rules 13.51(2)(a) to (v) of the Listing Rules; and (iii) there is no other material matter relating to our senior management members that needs to be brought to the attention of our Shareholders.
JOINT COMPANY SECRETARIES
Yu Qian (于千), aged 35, has been appointed as our joint company secretary taking effect from October 25, 2021.
Mr. Yu has been the legal director of our Group, responsible for overseeing our legal and compliance department since July 2020. Prior to joining our Group, he was a senior legal counsel at Baidu Group from April 2015 to July 2020 and was the chairman of the supervisory board of Beijing Huanxiang Zongheng Network Technology Co., Ltd. He also previously worked as a legal counsel at China National Oil and Gas Exploration and Development Company Ltd. (formerly known as China National Oil and Gas Exploration and Development Company).
Mr. Yu received his bachelor’s degree in law from Guangdong University of Foreign Studies in June 2009 and juris doctor degree from Texas Tech University School of Law in May 2012.
Lam Wing Chi (林穎芝), has been appointed as our joint company secretary taking effect from June 30, 2022.
Ms. Lam is a senior manager of Corporate Services of Tricor Services Limited, an Asia’s leading business expansion specialist specializing in integrated Business, Corporate and Investor Services. Ms. Lam has over nine years of experience in the corporate secretarial field. Ms. Lam is a Chartered Secretary, a Chartered Governance Professional and an associate of both The Hong Kong Chartered Governance Institute (HKCGI) (formerly “The Hong Kong Institute of Chartered Secretaries”) and The Chartered Governance Institute (CGI) (formerly “The Institute of Chartered Secretaries and Administrators”) in the United Kingdom. Ms. Lam currently serves as the company secretary of Raffles Interior Limited (stock code: 1376) and Canggang Railway Limited (stock code: 2169), GoFintech Innovation Limited (formerly known as China Fortune Financial Group Limited (stock code: 290)) and AIM Vaccine Co., Ltd (stock code: 6660).
Ms. Lam received her bachelor’s degree in accounting from Hong Kong Shue Yan University in July 2012.
DIRECTORS’ REMUNERATION
The remuneration of our Directors and senior management is paid in the form of fees, basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation.
The aggregate amount of remuneration (including fees, basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation) for our Directors for the years ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022 were HK$6.4 million, HK$14.3 million, HK$17.7 million and HK$7.3 million, respectively.
The aggregate amount of remuneration (including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation) for the five highest paid individuals of the Group, excluding our Directors, for the years ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022 were HK$12.1 million, HK$16.7 million, HK$34.5 million and HK$29.4 million, respectively.
Under the arrangement currently in force, the Company expects that the aggregate amount of remuneration (including fees, basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation) to be paid to our Directors for the year ending December 31, 2022 will be approximately HK$25.0 million.
Our PRC subsidiaries and Consolidated Affiliated Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) to make monthly contributions to the mandatory provident fund scheme in an amount equal to 5% of an employee’s salary subject to the statutory maximum at HK$1,500.
Save as disclosed above, no other payments have been paid or are payable in respect of the Track Record Period to our Directors by our Company.
During the Track Record Period, no remuneration was paid to any Director or any of the five highest paid individuals of our Group as an inducement to join or upon joining our Group. No compensation was paid to or receivable by any Director or any of the five highest paid individuals during the Track Record Period for the loss of any office in connection with the management of the affairs of any member of our Group. None of our Directors waived any emoluments during the Track Record Period.
CORPORATE GOVERNANCE
Audit Committee
Our audit committee is in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code as set out in Appendix 14 to the Listing Rules with effect from Listing. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Group. Our audit committee is responsible for, among other things:
•
appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•
reviewing with the independent auditors any audit problems or difficulties and management’s response;

•
discussing the annual audited financial statements with management and the independent auditors;

•
reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•
reviewing and approving all proposed related party transactions;

•
meeting separately and periodically with management and the independent auditors; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Upon Listing, our audit committee will consist of three members, namely Mr. Vic Haixiang Li, Ms. Brenda Pui Man Tam and Mr. Yijiang Wang. The chairperson of the audit committee is Ms. Brenda Pui Man Tam, who is an independent Director with the appropriate accounting and related financial management expertise as required under Rules 3.10(2) and 3.21 of the Listing Rules. For the avoidance of doubt, the appointment of Mr. Yijiang Wang to our audit committee will take effect upon Listing.
Compensation Committee
Our compensation committee is in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code as set out in Appendix 14 to the Listing Rules with effect from Listing. Our compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and executive officers. Our compensation committee is responsible for, among other things:
•
reviewing and approving, or recommending to the Board for its approval, the compensation for our chief executive officer and other executive officers;

•
reviewing and recommending to the Board for determination with respect to the compensation of our non-employee directors;

•
reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•
selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Upon Listing, our compensation committee will consist of three members, namely Mr. Vic Haixiang Li, Ms. Brenda Pui Man Tam and Mr. Li. The chairperson of the compensation committee is Mr. Vic Haixiang Li.
Nomination Committee
Our nomination committee is in compliance with Chapter 8A of the Listing Rules and Corporate Governance Code as set out in Appendix 14 to the Listing Rules with effect from Listing. Our existing nominating and corporate governance committee will be re-designated and separated into (i) the nomination committee, and (ii) corporate governance committee with effect from Listing. Our nomination committee, among other things, assists the Board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. Our nomination committee is responsible for, among other things:
•
selecting and recommending to the director nominees for election by the Shareholders or appointment by the Board;

•
reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience and diversity; and

•
making recommendations on the frequency and structure of Board meetings and monitoring the functioning of the committees of the Board.

Upon Listing, our nomination committee will consist of three members, namely Mr. Vic Haixiang Li, Ms. Brenda Pui Man Tam and Mr. Li. The chairperson of the nomination committee is Mr. Vic Haixiang Li.
Corporate Governance Committee
Our corporate governance committee is in compliance with Chapter 8A of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules with effect from Listing. Our existing nominating and corporate governance committee will be re-designated and separated into (i) the nomination committee, and (ii) corporate governance committee with effect from Listing.
The primary duties of the corporate governance committee are, among other things, to advise the Board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and make recommendations to the Board on all matters of corporate governance and on any remedial action to be taken.
Upon Listing, our corporate governance committee will consist of three independent non-executive Directors, namely Mr. Vic Haixiang Li, Ms. Brenda Pui Man Tam and Mr. Yijiang Wang. The chairperson of the corporate governance committee is Mr. Yijiang Wang. For the avoidance of doubt, the appointment of Mr. Yijiang Wang to our corporate governance committee will take effect upon Listing. For details of their experience in corporate governance related matters, please refer to their biographies in the sub-section headed “— Board of Directors — Independent Non-executive Directors” above.
In accordance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, the work of our corporate governance committee as set out in its terms of reference includes:
(a)
to develop and review our Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)
to review and monitor the training and continuous professional development of Directors and senior management;

(c)
to review and monitor our Company’s policies and practices on compliance with legal and regulatory requirements;

(d)
to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors;

(e)
to review our Company’s compliance with the Corporate Governance Code as set out in Appendix 14 to the Listing Rules and disclosure in the Corporate Governance Report;

(f)
to review and monitor whether the Company is operated and managed for the benefit of all of its Shareholders;

(g)
to confirm, on an annual basis, that the beneficiaries of weighted voting rights have been members of the Board throughout the year and that no matters under Rule 8A.17 of the Listing Rules have occurred during the relevant financial year;

(h)
to confirm, on an annual basis, whether or not the beneficiaries of weighted voting rights have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the year;

(i)
to review and monitor the management of conflicts of interests and make recommendation to the Board on any matter where there is a potential conflict of interest between our Company, its subsidiaries or Consolidated Affiliated Entities and/or Shareholder on one hand and any beneficiary of weighted voting rights on the other;

(j)
to review and monitor all risks related to our Company’s WVR structure, including connected transactions between our Company and/or its subsidiaries or Consolidated Affiliated Entities on one hand and any beneficiary of weighted voting rights on the other and make recommendation to the Board on any such transaction;

(k)
to make recommendation to the Board as to the appointment or removal of the compliance adviser of the Company;

(l)
to seek to ensure effective and on-going communication between our Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules; and

(m)
to report on the work of the corporate governance committee on at least a half-yearly and annual basis covering all areas of its terms of reference, including disclosing, on a comply or explain basis, its recommendations to the Board in respect of the matters in items (i) to (k) above.

Pursuant to Rule 8A.32 of the Listing Rules, the Corporate Governance Report prepared by our Company for inclusion in our interim and annual reports after Listing will include a summary of the work of the corporate governance committee for the relevant period.
Roles of our Independent Non-executive Directors
Pursuant to Rule 8A.26 of the Listing Rules, the role of the independent non-executive directors of a listed company with WVR structure must include, but is not limited to, the functions described in Code Provisions A.6.2, A.6.7 and A.6.8 of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules. The functions of our independent non-executive Directors include:
(a)
participating in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)
taking the lead where potential conflicts of interests arise;

(c)
serving on the audit, compensation, nomination and corporate governance committees, if invited;

(d)
scrutinizing our Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting;

(e)
giving the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation;

(f)
making positive contribution to the development of our Company’s strategy and policies through independent, constructive and informed comments; and

(g)
attending general meetings and developing a balanced understanding of the views of our Shareholders.

Chairman of the Board and Chief Executive
Pursuant to code provision A.2.1 of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Li currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company at a time when it is appropriate by taking into account the circumstances of the Group as a whole.
BOARD DIVERSITY POLICY
We will adopt a board diversity policy (“Board Diversity Policy”) which sets out the approach to achieve and maintain diversity in our Board prior to Listing. Our Company recognises and embraces the benefits of having a diverse Board. Pursuant to our Board Diversity Policy, selection of Board candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, industry experience, technical capabilities, professional qualifications and skills, knowledge, length of service and other related factors. We will also consider our own business model and special needs. The ultimate selection of Director candidates will be based on merits of the candidates and contribution that the candidates will bring to our Board.
Our Board comprises of six members, including one female Director. Our Directors also have a balanced mix of knowledge, skills and experience, including property development, business management, finance and investment. They obtained degrees in various majors including computer science, business administration, accountancy, science and economics. We have three independent non-executive Directors who have different industry backgrounds, representing half of our Board members. In recognition of the particular importance of gender diversity, our Company has taken, and will continue to take steps to promote gender diversity in our Board. Further, our Company will continue to consider increasing the proportion of female Board members over time when selecting suitable new or additional candidates for appointments to our Board so as to ensure that appropriate gender diversity is achieved with reference to stakeholders’ expectation and international and local recommended best practices, where appropriate.
Our nomination committee will be responsible for the implementation of our Board Diversity Policy. Upon completion of the Listing, our nomination committee will review our Board Diversity Policy from time to time to ensure its continued effectiveness and we will disclose the implementation of our Board Diversity Policy in our Corporate Governance Report on an annual basis.
COMPLIANCE ADVISER
We have appointed Guotai Junan Capital Limited as our compliance adviser (the “Compliance Adviser”) pursuant to Rules 3A.19 and 8A.33 of the Listing Rules. The Compliance Adviser will provide us with guidance and advice as to compliance with the requirements under the Listing Rules and applicable Hong Kong laws. Pursuant to Rules 3A.23 and 8A.34 of the Listing Rules, the Compliance Adviser will advise our Company, among others, in the following circumstances:
(a)
before the publication of any regulatory announcement, circular, or financial report;

(b)
where a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues and share repurchases;

(c)
where the business activities, development or results of our Company deviate from any forecast, estimate or other information in this document;

(d)
where the Hong Kong Stock Exchange makes an inquiry to the Company regarding unusual movements in the price or trading volume of its listed securities or any other matters in accordance with Rule 13.10 of the Listing Rules;

(e)
the WVR structure;

(f)
transactions in which any beneficiary of weighted voting rights in the Company has an interest; and

(g)
where there is a potential conflict of interest between the Company, its subsidiary and/or Shareholders (considered as a group) on one hand and any beneficiary of weighted voting rights in the Company on the other.

The term of appointment of the Compliance Adviser shall commence on the Listing Date. Pursuant to Rule 8A.33 of the Listing Rules, the Company is required to engage a compliance adviser on a permanent basis.
DISCLOSURE UNDER RULE 8.10 OF THE LISTING RULES
Each of the Directors confirms that as of the Latest Practicable Date, he/she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth updated and supplemental information concerning substantial shareholders in the Listing Document.
As of the Latest Practicable Date, the following persons directly or indirectly held, or are entitled to exercise the control of 5% or more of our share capital (without taking into account the Class A Ordinary Shares issued to our depository bank for bulk issuance of ADS reserved for future issuance upon the exercise or vesting of awards granted under the Share Incentive Plans):
Name of substantial shareholder	Capacity/Nature of interest	Class of Shares	Number of Shares	Approximate Percentage of shareholding in the issued share capital of our Company
Tencent(1)(2)(3)(4)(5)	Interest in controlled corporations	Class A Ordinary Shares	106,616,611	9.57%
		Class B Ordinary Shares	140,802,051	12.64%
Image Frame Investment (HK) Limited(1)	Beneficial interest	Class A Ordinary Shares	71,024,142	6.38%
Qiantang River Investment Limited(2)	Beneficial interest	Class A Ordinary Shares	28,840,949	2.59%
		Class B Ordinary Shares	140,802,051	12.64%
Tencent Mobility Limited(3)	Beneficial interest	Class A Ordinary Shares	5,412,888	0.49%
TPP Opportunity GP I, Ltd.(4)	Beneficial interest	Class A Ordinary Shares	1,161,840	0.10%
Distribution Pool Limited(5)	Beneficial interest	Class A Ordinary Shares	176,792	0.02%
Mr. Li(6)	Interest in controlled corporations/founder of a discretionary trust/ beneficiary of a trust	Class A Ordinary Shares	164,000,000	14.72%
	Beneficial interest	Class A Ordinary Shares	86,568	0.01%
	Interest in controlled corporations/founder of a discretionary trust/ beneficiary of a trust	Class B Ordinary Shares	239,750,000	21.52%

Name of substantial shareholder	Capacity/Nature of interest	Class of Shares	Number of Shares	Approximate Percentage of shareholding in the issued share capital of our Company
Lera Ultimate Limited(6)	Beneficial interest	Class A Ordinary Shares	100,000,000	8.89%
		Class B Ordinary Shares	202,812,500	18.20%
Lera Infinity Limited(6)	Beneficial interest	Class A Ordinary Shares	64,000,000	5.74%
		Class B Ordinary Shares	36,937,500	3.21%

Notes:
(1)
Image Frame Investment (HK) Limited is a company incorporated in Hong Kong. Image Frame Investment (HK) Limited is a wholly owned subsidiary of Tencent. As of the Latest Practicable Date, Image Frame Investment (HK) Limited directly held 71,024,142 Class A Ordinary Shares. As such, Tencent is deemed to be interested in the Class A Ordinary Shares held by Image Frame Investment (HK) Limited.

(2)
Qiantang River Investment Limited is a company incorporated in British Virgin Islands. Qiantang River Investment Limited is a wholly owned subsidiary of Tencent. As of the Latest Practicable Date, Qiantang River Investment Limited directly held 28,840,949 Class A Ordinary Shares and 140,802,051 Class B Ordinary Shares. As such, Tencent is deemed to be interested in the Class A Ordinary Shares and Class B Ordinary Shares held by Qiantang River Investment Limited.

(3)
As of the Latest Practicable Date, 5,412,888 Class A Ordinary Shares, represented by 676,611 ADSs, were held of record by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent. As such, Tencent is deemed to be interested in the Class A Ordinary Shares held by Tencent Mobility Limited.

(4)
As of the Latest Practicable Date, 1,161,840 Class A Ordinary Shares, represented by 145,230 ADSs, were held of record by TPP Opportunity GP I, Ltd., an entity controlled by Tencent. As such, Tencent is deemed to be interested in the Class A Ordinary Shares held by TPP Opportunity GP I, Ltd.

(5)
As of the Latest Practicable Date, 176,792 Class A Ordinary Shares, represented by 22,099 ADSs, were held of record by Distribution Pool Limited, an entity controlled by Tencent. As such, Tencent is deemed to be interested in the Class A Ordinary Shares held by Distribution Pool Limited.

(6)
Lera Ultimate Limited is a BVI business company ultimately owned by Lera Direction Plus Trust and Lera Infinity Limited is a BVI business company ultimately owned by Lera Target Trust. Lera Direction Plus Trust and Lera Target Trust were established by Mr. Li (as the settlor) for the benefit of Mr. Li and his family. Mr. Li has the sole power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Lera Ultimate Limited and Lera Infinity Limited in our Company. Mr. Li is deemed to be interested in the Shares held by Lera Ultimate Limited and Lera Infinity Limited.

So far as our Directors are aware, immediately following the completion of the Listing and assuming that no further Shares are issued under the Share Incentive Plans between the Latest Practicable Date and the Listing Date, the following persons will have interests and/or short positions (as applicable) in the Shares or underlying Shares of our Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10 % or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company or any other member of our Group:

Name of substantial shareholder	Capacity/Nature of interest	Number of Shares(1)	Approximate percentage of shareholding in each class of share of our Company immediately after the Listing(1)
Class A Ordinary Shares
Tencent(2)(3)(4)(5)(6)	Interest in controlled corporations	247,418,662	28.30%
Image Frame Investment (HK) Limited(2)	Beneficial interest	71,024,142	8.12%
Qiantang River Investment Limited(3)	Beneficial interest	169,643,000	19.40%
Tencent Mobility Limited(4)	Beneficial interest	5,412,888	0.62%
TPP Opportunity GP I, Ltd.(5)	Beneficial interest	1,161,840	0.13%
Distribution Pool Limited(6)	Beneficial interest	176,792	0.02%
Mr. Li(7)	Interest in controlled corporations/founder of a discretionary trust/ beneficiary of a trust	164,000,000	18.76%
	Beneficial interest	86,568	0.01%
Lera Ultimate Limited(7)	Beneficial interest	100,000,000	11.44%
Lera Infinity Limited(7)	Beneficial interest	64,000,000	7.32%
Class B Ordinary Shares
Mr. Li(7)	Interest in controlled corporations/founder of a discretionary trust/ beneficiary of a trust	239,750,000	100.00%
Lera Ultimate Limited(7)	Beneficial interest	202,812,500	84.59%
Lera Infinity Limited(7)	Beneficial interest	36,937,500	15.41%

Notes:
(1)
The table above assumes (i) no further Shares are issued under the Share Incentive Plans between the Latest Practicable Date and the Listing Date, and (ii) the Class B Ordinary Shares beneficially owned by Tencent Group through Qiantang River Investment Limited are converted into Class A Ordinary Shares on one-on-one basis. Each Class A Ordinary Share entitles the holder thereof to exercise one vote at the Company’s general meetings. This table also excludes Class A Ordinary Shares issued to our depository bank for bulk issuance of ADS reserved for future issuance upon the exercise or vesting of awards granted under the Share Incentive Plans.

(2)
Image Frame Investment (HK) Limited is a company incorporated in Hong Kong. Image Frame Investment (HK) Limited is a wholly owned subsidiary of Tencent. As of the Latest Practicable Date, Image Frame Investment (HK) Limited directly held 71,024,142 Class A Ordinary Shares. As such, Tencent is deemed to be interested in the Class A Ordinary Shares held by Image Frame Investment (HK) Limited.

(3)
Qiantang River Investment Limited is a company incorporated in British Virgin Islands. Qiantang River Investment Limited is a wholly owned subsidiary of Tencent. As of the Latest Practicable Date, Qiantang River Investment Limited directly held 28,840,949 Class A Ordinary Shares and 140,802,051 Class B Ordinary Shares. Pursuant to a conversion notice dated October 25, 2021, all of the 140,802,051 Class B Ordinary Shares held by Qiantang River Investment Limited will be converted into Class A Ordinary Shares upon Listing. As such, Tencent is deemed to be interested in the Class A Ordinary Shares (including 140,802,051 Class B Ordinary Shares to be converted into Class A Ordinary Shares on one-on-one basis upon the completion of the Listing) held by Qiantang River Investment Limited.

(4)
As of the Latest Practicable Date, 5,412,888 Class A Ordinary Shares, represented by 676,611 ADSs, were held of record by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent. As such, Tencent is deemed to be interested in the Class A Ordinary Shares held by Tencent Mobility Limited.

(5)
As of the Latest Practicable Date, 1,161,840 Class A Ordinary Shares, represented by 145,230 ADSs, were held of record by TPP Opportunity GP I, Ltd., an entity controlled by Tencent. As such, Tencent is deemed to be interested in the Class A Ordinary Shares held by TPP Opportunity GP I, Ltd.

(6)
As of the Latest Practicable Date, 176,792 Class A Ordinary Shares, represented by 22,099 ADSs, were held of record by Distribution Pool Limited, an entity controlled by Tencent. As such, Tencent is deemed to be interested in the Class A Ordinary Shares held by Distribution Pool Limited.

(7)
Lera Ultimate Limited is a BVI business company ultimately owned by Lera Direction Plus Trust and Lera Infinity Limited is a BVI business company ultimately owned by Lera Target Trust. Lera Direction Plus Trust and Lera Target Trust were established by Mr. Li (as the settlor) for the benefit of Mr. Li and his family. Mr. Li has the sole power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Lera Ultimate Limited and Lera Infinity Limited in our Company. Mr. Li is deemed to be interested in the Shares held by Lera Ultimate Limited and Lera Infinity Limited.

Except as disclosed above, our Directors are not aware of any other person (other than a Director or chief executive of the Company) who will, immediately following the completion of the Listing (and assuming that no further Shares are issued under the Share Incentive Plans between the Latest Practicable Date and the Listing Date), have any interest and/or short positions in the Shares or underlying Shares of our Company which would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company. Our Directors are not aware of any arrangement which may at a subsequent date result in a change of control of our Company or any other member of our Group.

GLOSSARY OF TECHNICAL TERMS

This glossary contains definitions of certain terms used in this document in connection with us and our business. Some of these may not correspond to standard industry definitions.
“ACH”	Automated Clearing House
“AI”	artificial intelligence
“API”	Application Programming Interface
“ATM”	automated teller machine
“AUM”	assets under management
“availability rate”	the ratio of the total time a service system is capable of being used during the market hours of the relevant equity markets
“average DAUs”	the average number of DAUs on each trading day during a specific period
“clients”	the number of users who open one or more trading accounts with us
“client asset balance”	the asset balance in the trading accounts of our paying clients
“DARTs”	daily average revenue trades
“DAUs”
the number of user accounts and visitors who access our platforms Futubull and/or moomoo, at least once on a given trading day. Some visitors may access our platforms using more than one device on a given trading day, and we calculate the number of visitors who access our platforms based on the number of devices used by the visitors to access our platforms

“DDA”	Direct Debit Authentication
“eDDA”	Electronic Direct Debit Authorization
“ESOP”	Employee Stock Ownership Plan
“ETF”	Exchange traded fund
“FPS”	Faster Payment System
“grey market”
undeclared transactions concluded outside the trading system of the Hong Kong Stock Exchange, and the trading of new shares of a company prior to their formal trading on the Hong Kong Stock Exchange by persons already in possession of or expected to be in possession of the new shares (also commonly known as dark pool trading services)

“institutional investor”	an entity that is financially sophisticated and makes large investments, often held in very large portfolios of investments
“IPO”	initial public offering
“KYC”	Know-your-client
“loan-to-value ratio”	calculated as net margin loan balance extended to margin clients divided by value of collateral received from margin clients
“MAUs”	the number of user accounts and visitors who access Futubull and/or moomoo at least once during the calendar month in question. Some visitors may access our platforms access our platforms using more than one device in a given month, and we calculate the number of visitors who access our platforms based on the number of devices used by the visitors to access our platforms

“paying clients”	the number of clients with assets in their trading accounts with us
“professional investor”	has the meaning ascribed to it under Part 1 of Schedule 1 to the SFO (including those prescribed by rules made under section 397 of the SFO)
“retail investor”	an individual investor that purchases securities and other investment assets
“SMS”	Short Messaging Service
“Stock Connect”	Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect
“TWAP”	time weighted average price
“UGC”	user-generated content
“users”	the number of user accounts registered with our applications or websites
“VWAP”	volume weighted average price
For each relevant period prior to January 1, 2021, “users”, “MAUs” and “average DAUs” figures disclosed in this document are only inclusive of those under Futubull, due to insignificant figures recorded under moomoo. Since January 1, 2021, the numbers disclosed in this document include figures under Futubull and moomoo for each subsequent period. The number of users is determined based on the user accounts registered with Futubull and moomoo.
For each relevant period prior to January 1, 2021, “clients”, “paying clients”, “client asset balance”, “trading volume” and other client-based figures disclosed in this document are only inclusive of those under Futu International Hong Kong, due to insignificant figures recorded under Moomoo Financial Inc. Since January 1, 2021, the figures disclosed in this document include those under Futu International Hong Kong, Moomoo Financial Inc., Moomoo Financial Singapore and Futu Australia for each subsequent period.